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Filed Pursuant to Rule 424(b)(3)
Registration Statement Nos. 333-107095, 333-107095-01 and 333-107095-02

PROSPECTUS

$125,000,000

DigitalNet, Inc.

Offer to exchange all of our outstanding
9% Senior Notes due 2010

FOR

9% Senior Notes due 2010
Registered under the Securities Act of 1933

        DigitalNet, Inc., the issuer, is offering to exchange up to $125.0 million of its 9% senior notes due 2010 (collectively the "new notes") which will be registered under the Securities Act of 1933, as amended, for up to $125.0 million of its issued and outstanding 9% senior notes due 2010 (collectively the "old notes"). We are offering to issue the new notes to satisfy our obligations contained in the registration rights agreement we entered into when we sold the old notes. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the old notes do not apply to the new notes. DigitalNet Holdings, Inc., the parent company of DigitalNet, Inc., and all of the domestic subsidiaries of DigitalNet, Inc., the subsidiary guarantors, will guarantee the new notes on an unsecured and unsubordinated basis. We will exchange all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer. You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer. There is no established trading market for the new notes, and we do not intend to apply for listing of the new notes on any securities exchange. The exchange offer and withdrawal rights will expire at 5:00 p.m., New York City time, on December 15, 2003 unless extended.

See "Risk Factors" beginning on page 14 to read about factors you should consider in connection with the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 24, 2003.

        You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus, and, if given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer to sell the new notes in any jurisdiction where an offer or sale is not permitted.

i

SUMMARY

        This is only a summary and it does not contain all the information that may be important to you. You should read the entire prospectus, especially "Risk Factors" and our financial statements and the related notes included in this prospectus, to understand fully the terms of the new notes and this exchange offer. Our pro forma financial information gives effect to the acquisition of our predecessor, Getronics Government Solutions, L.L.C., and related financing transactions as if they had occurred on January 1, 2002, as further described in "Unaudited Pro Forma Consolidated Financial Information."

DigitalNet Holdings, Inc.

        We are a leading provider of managed network services, information security solutions, and application development and integration services to U.S. defense, intelligence, and civilian federal government agencies as measured by our revenues. Our comprehensive information technology services and solutions allow our federal government clients to outsource the design, implementation, integration, management, and security of their computer networks and systems. We are focused on increasing network reliability, reducing overall network costs, and rapidly migrating mission critical network computing environments to new technologies. Our remote and on-site managed network services are critical for maintaining the daily operations of numerous federal agencies, and we estimate that these services comprised approximately 72% of our pro forma revenues for the year ended December 31, 2002 and approximately 66% of our revenues for the six months ended June 30, 2003.

        We have a more than 30-year history of providing information technology solutions to U.S. federal government clients, and have established long-standing relationships with many of them. Our clients include the Department of Defense, the Department of State, the Department of Justice, the Department of Treasury, the National Security Agency, and other federal government clients with critical missions, such as intelligence and homeland security. We currently serve over 60 government clients on over 160 active engagements, across many defense, intelligence, and civilian agencies, which creates a diversified revenue stream. We provide many of our services under multi-year contracts.

        Our actual and pro forma revenues for the year ended December 31, 2002 were approximately $33.9 million and $367.8 million, respectively and our revenues for the six months ended June 30, 2003 were $160.3 million. Contracts funded by clients within the federal government accounted for approximately 98% of our pro forma revenues for the year ended December 31, 2002 and approximately 99% of our revenues for the six months ended June 30, 2003. As of June 30, 2003, our backlog was approximately $743 million, of which approximately $119 million was funded. For a discussion of our backlog, see "Business—Backlog."

        Prior to our acquisition of DGS, our predecessor lost its Immigration and Naturalization, or INS, Facilities Operations Support, or FOS, contract, which ended on November 30, 2002 and which accounted for approximately $60.1 million and 16.4% of our pro forma revenues for the year ended December 31, 2002. We had no revenues from this contract for the six months ended June 30, 2003. Our work for the National Aeronautics and Space Administration, or NASA, through a subcontract with Lockheed Martin Corporation on the Consolidated Space Operations Contract, or CSOC, will end in December 2003, subject to Lockheed Martin's options to purchase additional labor from us. This contract accounted for approximately $49.3 million and 13.4% of our pro forma revenues for the year ended December 31, 2002 and approximately $21.9 million and 13.7% of our revenues for the six months ended June 30, 2003.

        Our management team has substantial experience leading companies that provide technology services to the Department of Defense, the intelligence community, and civilian federal government agencies. Our executive team is supported by a high quality staff of nearly 1,650 people. As of September 10, 2003, approximately 80% of our employees were professional staff. As of June 30, 2003, approximately 62% of our employees held government security clearances and approximately 53% of these employees held Top Secret clearance or higher, which allows us to work with our clients in highly classified environments.

Industry Background

        The federal government is the largest consumer of information technology services and solutions in the U.S. According to INPUT, an independent federal government market research firm, the federal information technology market is expected to grow at a compound annual growth rate of 8.5%, from $45.4 billion in federal fiscal year 2003 to $68.2 billion in federal fiscal year 2008. Federal government spending on outsourced information technology, our primary market, is expected to grow at a compound annual growth rate of 12.6%, from $8.9 billion in fiscal year 2003 to $16.1 billion in fiscal year 2008, according to INPUT. We believe that the continued increase in the federal government's spending on information technology over the next several years will be primarily driven by the following factors:

  •
  increased spending on defense, intelligence, and homeland security initiatives;

  •
  demand for greater government efficiency and effectiveness; and

  •
  increased demand for complex, interoperable, and reliable networks.

Our Competitive Advantages

        We believe we are well positioned to address the specific requirements of our clients because we possess the following key competitive advantages:

  •
  knowledge of our clients' business processes, information architecture and technology initiatives;

  •
  in-depth network computing and information security expertise;

  •
  highly skilled technical and managerial professionals;

  •
  a disciplined program management review process; and

  •
  an experienced management team.

Our Strategy

        Our objective is to continue to profitably grow our business as a leading provider of information technology services and solutions. Key elements of our strategy include:

Leverage Our Differentiated Services and Solutions to Expand Our Client Base

        We believe our experience and highly differentiated services and solutions offerings will enable us to expand our client base in high growth areas of the federal information technology services market. We also believe our investment in emerging technologies, and our processes, methodologies, and best practices ensure high quality and consistent offerings in managed network services, information security solutions, and application development and integration solutions.

Build on Our Longstanding Client Relationships to Cross-Sell Our Full Range of Services and Solutions

        We intend to continue our efforts to expand the scope of our existing client relationships by broadening the range of services we provide to our clients. Providing additional services to our clients should increase our overall knowledge of our clients' business and technical requirements, which we believe will contribute to increased use of our services over time.

Accelerate Our Sales and Marketing Efforts

        We intend to accelerate our sales and marketing efforts by adding additional business development personnel, increasing our spending on bid and proposal efforts, and leveraging the industry relationships of

Ken S. Bajaj, our Chief Executive Officer, and Steven Hanau, the President of DigitalNet Government Solutions, LLC ("DGS").

Expand Our Services and Solutions Offering

        We plan to continue expanding our services and solutions in the areas of directory services, mobile computing, and secure remote access. We intend to continue to expand our services and solutions in areas such as managed network services, information security services, and other emerging technologies.

Pursue Strategic Acquisitions

        We may pursue strategic acquisitions that can cost-effectively add new clients, specific federal agency knowledge, or technological expertise to accelerate our access to existing or new markets.

        We were incorporated in 2001 under the laws of the State of Delaware and commenced operations in September 2001. We had no material business operations until our acquisition of Getronics Government Solutions, L.L.C. (now DigitalNet Government Solutions, LLC) in November 2002. Our predecessor, Getronics Government Solutions, L.L.C., was a U.S. subsidiary of a Netherlands-based company and had a more than 30-year history of providing information technology-based solutions to the federal government. Members of our executive team have managed portions of this business in the past. All of our operations are conducted through DGS, which is a wholly-owned direct subsidiary of the issuer. The issuer is a wholly-owned subsidiary of DigitalNet Holdings, Inc. Our headquarters are located at 2525 Network Place, Herndon, Virginia 20171, and our telephone number is (703) 563-7500. Our website address is www.digitalnet.com. We do not intend the information on our website to constitute part of this prospectus.

        DIGITALNETSM and its logo are our service marks and trademarks.

        This prospectus includes trademarks and service marks owned by third parties.

The Exchange Offer

        The summary below describes the principal terms of the offering. It does not contain all the information that is important to you, and some of the terms and conditions described below are subject to important limitations and exceptions. The "Description of Notes" section of this prospectus contains a more detailed description of the terms and conditions of the new notes.

        On July 3, 2003, we completed the private offering of the old notes. In connection with that offering, we entered into a registration rights agreement with the initial purchasers in the private offering. In that agreement, we agreed to deliver to you this prospectus, and we agreed to complete the exchange offer within 40 business days after the effective date of the registration statement for the registered notes. You are entitled to exchange in the exchange offer your old notes for new notes which have identical terms in all material respects with the old notes which you tender except that:

  •
  the new notes have been registered under the Securities Act and are freely tradeable; and

  •
  the special interest which would be payable on the old notes in specified circumstances relating to our failure to timely commence and complete this exchange offer is no longer applicable.

        The following section summarizes the terms of the exchange offer.

The Exchange Offer	We are offering to issue the new notes in exchange for a like principal amount of outstanding old notes that we issued on July 3, 2003. The new notes will be issued under the same indenture as the old notes. We are conducting this exchange offer to satisfy our obligations contained in the registration rights agreement we entered into when we sold the old notes in transactions pursuant to Rule 144A and Regulation S under the Securities Act. The old notes were subject to transfer restrictions that will not apply to the new notes so long as you are acquiring the new notes in the ordinary course of your business, you are not participating in a distribution of the new notes and you are not an affiliate of ours.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on December 15, 2003 unless it is extended.
Tenders
To tender your old notes you must follow the detailed procedures described under the heading "The Exchange Offer — Procedures for Tendering" including special procedures for certain beneficial owners and broker-dealers. If you decide to exchange your old notes for new notes, you must acknowledge that you do not intend to engage in and have no arrangement with any person to participate in a distribution of the new notes.
Withdrawal	If you decide to tender your old notes pursuant to the exchange offer, you may withdraw them at any time prior to 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer	The exchange offer is not subject to any conditions other than that the exchange offer not violate applicable law or Commission policy.
U.S. Federal Income Tax Consequences	Your exchange of old notes for new notes in the exchange offer will not be a taxable event for United States federal income tax purposes.
Exchange Agent	Wells Fargo Bank Minnesota, National Association is the exchange agent for the exchange offer.
Failure to Exchange Your Old Notes
If you fail to exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to transfer restrictions and you will generally not have any further rights under the registration rights agreement, including any right to require us to register your old notes or to pay any additional interest.
Accounting Treatment
The new notes will be recorded in our accounting records at the same carrying value as the outstanding old notes on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. We will amortize the expenses of the exchange offer over the term of the new notes.

        The following section summarizes the terms of the new notes.

Issuer	DigitalNet, Inc.
Securities	$125.0 million in principal amount of 9% senior notes due 2010.
Maturity	July 15, 2010.
Interest	Annual rate: 9%.
Payment Frequency	Every six months on January 15 and July 15.
First Payment	January 15, 2004.
Guarantees	The new notes will be guaranteed on an unsecured unsubordinated basis by the issuer's parent company, DigitalNet Holdings, Inc. and all of the issuer's domestic subsidiaries.
Ranking	The new notes will be general unsecured unsubordinated obligations of DigitalNet, Inc. and, accordingly, they will rank:
• equally with all of its existing and future unsecured unsubordinated debt, of which there was none as of June 30, 2003;
• effectively behind all of its existing and future secured debt, including the 2003 Credit Facility (which provides for borrowings of up to $50.0 million), of which there was none as of

June 30, 2003, to the extent of the value of the assets securing such debt;
• ahead of any of its future subordinated debt;
• structurally equal with trade payables of guarantors, of which, as of June 30, 2003, DigitalNet Holdings, Inc. had none and DGS had approximately $11.0 million.
• structurally behind all of the existing and future liabilities, including trade payables, of any subsidiaries that are not guarantors, of which there were no such liabilities as of June 30, 2003.

The guarantees will be general unsecured unsubordinated obligations of the guarantors. Accordingly, the guarantees will rank equally with all unsecured unsubordinated debt of the guarantors, effectively behind all secured debt of the guarantors (including the guarantors' guarantees of the debt under the 2003 Credit Facility) to the extent of the value of the assets securing such debt, and ahead of all future subordinated debt of the guarantors.

After the application of the net proceeds from the sale of the old notes, the issuer and the parent company had $125.0 million of debt outstanding, all of which was debt of the issuer; none of which was secured debt.
Optional Redemption	The issuer may redeem the new notes, in whole or in part, after July 15, 2007, at the redemption prices described in this prospectus, plus accrued interest.

In addition, at any time prior to July 15, 2006, the issuer may redeem up to 35% of the aggregate principal amount of the new notes at the redemption price described in this prospectus with the net cash proceeds from certain equity offerings. However, the issuer may only make such redemptions if at least 65% of the aggregate principal amount of notes originally issued remains outstanding after each such redemption. See "Description of Notes—Optional Redemption" for more information.
Change of Control
Upon a change of control, you may require the issuer to repurchase all or a portion of your new notes at a purchase price of 101% of their principal amount, plus accrued interest. The term "change of control" is defined in "Description of Notes—Certain Definitions."

Certain Covenants	The indenture governing the new notes contains covenants that will limit the ability of the issuer and its subsidiaries to, among other things:
	•	pay dividends on, or redeem or repurchase stock;
	•	make certain investments;
	•	incur additional debt or sell preferred stock;
	•	create liens;
	•	restrict dividend payments or other payments from subsidiaries to the issuer and its subsidiaries;
	•	apply net proceeds from certain asset sales;
	•	create unrestricted subsidiaries;
	•	engage in consolidations and mergers or sell or transfer assets; and
	•	engage in transactions with affiliates.
All of these limitations are subject to important exceptions and qualifications described under "Description of Notes—Certain Covenants."
Use of Proceeds
The issuer will not receive any cash proceeds from the issuance of the new notes. The issuer used the net proceeds from the sale of the old notes to repay the outstanding debt under the term loan portion of our previous senior credit facility and our previously existing senior subordinated bridge facility.

You should carefully consider all of the information contained in this prospectus, including the discussion under the caption "Risk Factors" regarding specific risks involved in an investment in the new notes.

Summary Financial Data

        The following summarizes our historical and pro forma as adjusted consolidated financial information. We derived the historical financial information from our and our predecessor's audited and unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma as adjusted statement of operations data for the year ended December 31, 2002 gives effect to the transactions described in note (2) below. The unaudited pro forma as adjusted balance sheet data as of June 30, 2003 gives effect to the transactions described in note (8) below.

        This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Information," and the financial statements and related notes of DigitalNet and DGS appearing elsewhere in this prospectus.

DigitalNet Holdings, Inc.
Summary Historical and Pro Forma As Adjusted Consolidated Financial Data
(dollars in thousands)

	Predecessor				DigitalNet
	Year ended December 31,					Pro forma as adjusted for the year ended December 31, 2002(2)
			Period from January 1, 2002 through November 25, 2002	Six months ended June 30, 2002	Year ended December 31, 2002(1)		Six months ended June 30, 2003
	2000	2001
				(unaudited)		(unaudited)	(unaudited)
Statement of Operations Data:
Revenues	$361,818	$346,773	$333,910	$182,619	$33,903	$367,813	$160,312
Costs of revenues	313,028	277,087	262,389	142,886	26,951	288,018	126,820

Gross profit	48,790	69,686	71,521	39,733	6,952	79,795	33,492
Operating expenses:
Selling, general and administrative expenses	44,534	36,671	30,407	17,039	5,483	35,324	17,371
Acquisition and related expenses	—	—	—	—	921	921	—
Amortization of intangibles	5,378	4,239	—	—	800	10,511	5,298

Total operating expenses	49,912	40,910	30,407	17,039	7,204	46,756	22,669

Income (loss) from operations	(1,122)	28,776	41,114	22,694	(252)	33,039	10,823

Other income and (expense):
Interest income	7,603	4,852	1,960	1,156	29	1,989	80
Interest expense	—	—	—	—	(1,517)	(8,378)	(8,141)
Other income (expense)	(6)	(806)	(16)	8	—	(16)	(33)

Total other income and (expense)	7,597	4,046	1,944	1,164	(1,488)	(6,405)	(8,094)

Income (loss) before provision for income taxes	6,475	32,822	43,058	23,858	(1,740)	26,634	2,729
Provision for income taxes	4,617	14,547	16,245	9,002	332	10,008	1,274

Net income (loss)(3)	$1,858	$18,275	$26,813	$14,856	$(2,072)	$16,626	$1,455

Dividends and accretion on preferred stock					(11,752)	—	(2,861)

Net income (loss) attributable to common stockholders					$(13,824)	$16,626	$(1,406)

Other Financial Data (unaudited):
EBITDA (4)	$10,289	$40,452	$48,933	$26,687	$1,404	$52,225	$20,052
Revenues, as adjusted (5)	241,883	238,261	230,670	126,300	27,739	258,409	138,399
EBITDA, as adjusted (6)	10,704	28,797	32,752	18,191	2,378	37,018	20,537
Capital expenditures	10,453	6,824	13,693	5,656	207	13,900 (7)	3,554

	As of June 30, 2003
	Actual	Pro forma as adjusted (8)
	(dollars in thousands)
Balance Sheet Data (at period end) (unaudited):
Cash & cash equivalents	$3,374	$553
Working capital	(21,170)	28,146
Total assets	280,287	279,395
Total debt, including current portion	122,212	81,250
Redeemable convertible securities	98,298	—
Stockholders' equity	248	139,369

(1)
On November 26, 2002, we acquired all of the membership interests of Getronics Government Solutions, L.L.C. (now DigitalNet Government Solutions, LLC or DGS). Our results of operations for the year ended December 31, 2002 include the operating results of DGS from November 26, 2002 through December 31, 2002 along with that of DigitalNet Holdings, Inc. for the entire year ended December 31, 2002.

(2)
The unaudited pro forma as adjusted statement of operations data gives effect to (i) the DGS acquisition and the related financing transactions, (ii) the sale of the old notes and the application of the net proceeds thereafter to repay indebtedness, (iii) the 2003 Credit Facility, (iv) the exchange offer, and (v) the initial public offering and the application of a portion of the net proceeds thereafter to repay indebtedness and purchase the Class B Preferred Stock as described in "Recent Developments" as if each of the transactions had occurred on January 1, 2002. See "Unaudited Pro Forma Consolidated Financial Information" for a detailed discussion of the pro forma as adjusted statement of operations data.

(3)
On January 1, 2002, DGS adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill no longer be amortized. If SFAS No. 142 had been effective for the years ended December 31, 2000 and 2001, net income would have increased by approximately $5.4 million and $4.2 million, respectively, resulting in net income of approximately $7.2 million and $22.5 million, respectively.

(4)
EBITDA is defined as net income (loss) plus interest, income taxes, depreciation, and amortization. Our method of computation may or may not be comparable to other similarly titled measures used by other companies. EBITDA is presented because we believe EBITDA is a meaningful indicator that can be used by investors to analyze and compare our operating performance to the operating performance of other companies. However, EBITDA should not be construed as an alternative to net income as determined in accordance with accounting principles generally accepted in the United States, as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. A reconciliation of net income (loss) to EBITDA is as follows (dollars in thousands):

	Predecessor				DigitalNet
	Year ended December 31,		Period from January 1, 2002 through November 25, 2002			Pro forma as adjusted for the year ended December 31, 2002(2)
				Six months ended June 30, 2002	Year ended December 31, 2002(1)		Six months ended June 30, 2003
	2000	2001
				(unaudited)		(unaudited)	(unaudited)
Net income (loss), as reported	$1,858	$18,275	$26,813	$14,856	$(2,072)	$16,626	$1,455
Plus:
Interest, net	(7,603)	(4,852)	(1,960)	(1,156)	1,488	6,389	8,061
Income taxes	4,617	14,547	16,245	9,002	332	10,008	1,274
Depreciation	6,039	8,243	7,835	3,985	856	8,691	3,964
Amortization	5,378	4,239	—	—	800	10,511	5,298

EBITDA	$10,289	$40,452	$48,933	$26,687	$1,404	$52,225	$20,052

(5)
Revenues, as adjusted, represent revenues, as reported, less revenues derived from our Immigration and Naturalization Service, or INS, Facilities Operation Support, or FOS, contract and our National Aeronautics and Space Administration, or NASA, Consolidated Space Operations Contract, or CSOC. Because our performance under the INS/FOS contract ended November 30, 2002 and our performance under the NASA CSOC contract will end on December 31, 2003, management believes that revenues, as adjusted, presents investors with a meaningful depiction of our ongoing business at the date of the DGS acquisition. A reconciliation of revenues, as reported, to revenues, as adjusted, is as follows (dollars in thousands):

	Predecessor				DigitalNet
	Year ended December 31,					Pro forma as adjusted for the year ended December 31, 2002(2)
			Period from January 1, 2002 through November 25, 2002
				Six months ended June 30, 2002	Year ended December 31, 2002(1)		Six months ended June 30, 2003
	2000	2001
				(unaudited)		(unaudited)	(unaudited)
Revenues, as reported	$361,818	$346,773	$333,910	$182,619	$33,903	$367,813	$160,312
Less:
INS/FOS contract	52,893	52,216	58,693	31,604	1,454	60,147	—
NASA CSOC contract	67,042	56,296	44,547	24,715	4,710	49,257	21,913

Revenues, as adjusted	$241,883	$238,261	$230,670	$126,300	$27,739	$258,409	$138,399

(6)
EBITDA, as adjusted, represents EBITDA as set forth above, less gross profit associated with our INS/FOS contract and our NASA CSOC contract, plus stock-based compensation and acquisition and related expenses. Our method of computation may or may not be comparable to other similarly titled measures used by other companies. EBITDA, as adjusted, should not be construed as either an alternative to net income, as determined in accordance with accounting principles generally accepted in the United States, as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. Gross profit associated with our INS/FOS contract and our NASA CSOC contract represents the amount by which revenues associated with these contracts exceeds the costs of revenues associated with these contracts. Because our performance under the INS/FOS contract ended November 30, 2002 and our performance under the NASA CSOC contract will end on December 31, 2003, management believes that EBITDA, as adjusted, presents investors with a meaningful depiction of our ongoing business at the date of the DGS acquisition. We have also excluded stock-based compensation from EBITDA, as adjusted, because our predecessor did not incur similar expenses due to the nature of its ownership and management believes that such presentation provides greater comparability for our results of operations to the prior periods presented for our predecessor. In addition, we have excluded acquisition and related expenses from EBITDA, as adjusted, because management believes that such expenses were non-recurring as they relate to transactions in the period prior to or concurrent with the commencement of substantive operations upon the acquisition of DGS. A reconciliation of EBITDA to EBITDA, as adjusted, is as follows (dollars in thousands):

	Predecessor				DigitalNet
	Year ended December 31,					Pro forma as adjusted for the year ended December 31, 2002(2)
			Period from January 1, 2002 through November 25, 2002
				Six months ended June 30, 2002	Year ended December 31, 2002(1)		Six months ended June 30, 2003
	2000	2001
				(unaudited)		(unaudited)	(unaudited)
EBITDA	$10,289	$40,452	$48,933	$26,687	$1,404	$52,225	$20,052
Less:
INS/FOS contract gross profit	(11,523)	(11,655)	(16,181)	(8,496)	(212)	(16,393)	—
NASA CSOC contract loss	11,938	—	—	—	—	—	—
Plus:
Stock-based compensation	—	—	—	—	265	265	485
Acquisition and related expenses	—	—	—	—	921	921	—

EBITDA, as adjusted	$10,704	$28,797	$32,752	$18,191	$2,378	$37,018	$20,537

(7)
Capital expenditures on a pro forma as adjusted basis represent the sum of capital expenditures for DGS for the period from January 1, 2002 to November 25, 2002 and for DigitalNet for the year ended December 31, 2002.

(8)
The unaudited pro forma as adjusted balance sheet data gives effect to (i) the sale of the old notes and the application of the net proceeds therefrom together with cash on hand to repay indebtedness, (ii) the termination of our previous revolving credit facility and obtaining our 2003 Credit Facility, (iii) the write-off of deferred financing costs and debt discounts and the related income tax benefit attributable to the retired debt (iv) the exchange offer, and (v) the initial public offering and the application of a portion of the net proceeds thereafter to repay indebtedness and purchase the Class B Preferred Stock as described in "Recent Developments." The unaudited pro forma as adjusted balance sheet data reflects the proceeds of the initial public offering only to the extent such proceeds are used to redeem 9% senior notes due 2010 and to purchase the outstanding shares of the Class B Preferred Stock. See "Unaudited Pro Forma Consolidated Financial Information" for a detailed discussion of the pro forma as adjusted balance sheet data.

Ratio of Earnings to Fixed Charges

	Predecessor										DigitalNet
	Year ended December 31,								Period from January 1, 2002 through November 25, 2002		Period from September 7, 2001 through December 31, 2001
													Year ended December 31, 2002		Six months ended June 30, 2003
	1998		1999		2000		2001
Ratio of earnings to fixed charges(1)	19.75	x	38.73	x	12.13	x	35.70	x	34.88	x	—	x(2)	—	x(2)	1.31	x

(1)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before taxes plus fixed charges. Fixed charges consist of interest expense, including amortization of deferred financing fees and debt discounts, and a portion of operating lease rental expense estimated to be representative of interest.

(2)
Earnings of DigitalNet for the period from September 7, 2001 (inception) through December 31, 2001 and the year ended December 31, 2002 were not sufficient to cover fixed charges. The deficiency was approximately $698,000 for the period from September 7, 2001 (inception) through December 31, 2001 and approximately $1.7 million for the year ended December 31, 2002.

Recent Developments

        On August 8, 2003, we filed a registration statement on Form S-1 (File No. 333-107764) with the Securities and Exchange Commission in connection with the initial public offering of the common stock of DigitalNet Holdings, Inc. for an aggregate offering price of approximately $97.8 million. The initial public offering was consummated on October 16, 2003. DigitalNet Holdings, Inc. sold 5,750,000 shares of its common stock for $17.00 per share.

        Our estimated net proceeds, after deducting the underwriting discount and commissions and offering expenses, from the sale of the 5,750,000 shares of the common stock of DigitalNet Holdings, Inc. were approximately $89.1 million. We used a portion of the net proceeds from the initial public offering, together with the proceeds of $908,000 from the repayment of certain management notes receivable, to exercise our right of first refusal to purchase for $27.0 million all of the outstanding shares of DigitalNet Holding, Inc.'s Class B Preferred Stock. We also expect to use a portion of the net proceeds from the initial public offering to redeem $43.8 million in aggregate principal amount of old notes for approximately $47.7 million, or 109% of the aggregate principal amount of the notes being redeemed. We expect to use the remaining net proceeds from the initial public offering of approximately $15.9 million for general corporate purposes, including working capital.

        The foregoing amounts assume the sale of the old notes and the initial public offering were completed as of June 30, 2003. The actual amount required to redeem approximately $43.8 million in aggregate principal amount of the 9% senior notes due 2010 will be affected by the amount of interest accrued and unpaid from the date of issuance to the date of redemption.

        Assuming the redemption of $43.8 million in aggregate principal amount of the 9% senior notes due 2010 on December 31, 2003, the effective interest rate paid on the redeemed 9% senior notes due 2010 will be approximately 27%.

        Our third quarter ended on September 30, 2003. Set forth below is a discussion of our unaudited financial information for the three months ended September 30, 2003 and our predecessor's unaudited financial information for the three months ended September 30, 2002.

        Revenues for the three months ended September 30, 2003 were $86.1 million, compared to our predecessor's revenues of $91.9 million for the three months ended September 30, 2002. Excluding revenues from both the INS/FOS contract and the NASA CSOC contract, revenues for the three months ended September 30, 2003 were $74.6 million, compared to our predecessor's revenues of $62.6 million for the three months ended September 30, 2002. Because our performance under the INS/FOS contract ended November 30, 2002 and our performance under the NASA CSOC contract will end on December 31, 2003, management believes that revenues and income from operations excluding the effect of these contracts present investors with a meaningful depiction of our ongoing business. The schedule on the following page reconciles the information set forth above and in the following paragraph.

        Income from operations for the three months ended September 30, 2003 was $6.7 million, compared to our predecessor's income from operations of $11.8 million for the three months ended September 30, 2002. Excluding the revenues and costs of revenues from both the INS/FOS contract and the NASA CSOC contract, our income from operations for the three months ended September 30, 2003 was $6.7 million, compared to our predecessor's income from operations of $6.5 million for the three months ended September 30, 2002. Income from operations for the three months ended September 30, 2003 includes $2.6 million of amortization expense, $2.0 million of depreciation expense and $0.2 million of stock-based compensation expense. The amortization expense in 2003 relates to the intangible assets acquired in the DGS acquisition. Our predecessor's income from operations for the three months ended September 30, 2002 includes approximately $2.1 million of depreciation expense. Our predecessor did not have amortization expense or stock-based compensation expense for the three months ended September 30, 2002.

        Net loss for the three months ended September 30, 2003 was $0.6 million (which is calculated prior to dividends and accretion on preferred stock), compared to our predecessor's net income of $7.7 million for the three months ended September 30, 2002. The net loss for the three months ended September 30, 2003 includes $2.7 million of non-recurring charges, net of the associated tax benefit, related to the refinancing transactions that occurred in July 2003 in connection with the sale of 9% senior notes due 2010, consisting of the write-off of deferred financing costs and debt discounts related to debt retired. The charges related to the refinancing are more fully described in our Unaudited Pro Forma Consolidated Financial Information.

        Net loss attributable to common stockholders for the three months ended September 30, 2003 was $2.1 million, compared to our predecessor's net income of $7.7 million for the three months ended September 30, 2002. Basic and diluted net loss per common share was $0.38 for the three months ended September 30, 2003. Basic and diluted net loss per common share do not give effect to the offering or the conversion of our Class A Preferred Stock.

        The financial information presented above for the quarters ended September 30, 2003 and September 30, 2002 is unaudited. The unaudited financial information reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of such information. The results of operations for the quarter ended September 30, 2003 are not necessarily indicative of the results to be expected for the entire fiscal year.

        The following reconciles revenues and income from operations, as reported, to revenues and income from operations, as adjusted (dollars in millions):

	Predecessor Three Months Ended September 30, 2002	DigitalNet Three Months Ended September 30, 2003
	(unaudited)	(unaudited)
Revenues, as reported	$91.9	$86.1
Less:
INS/FOS contract	17.4	—
NASA CSOC contract	11.9	11.5

Revenues, as adjusted	$62.6	$74.6

Income from operations, as reported	$11.8	$6.7
Less:
INS/FOS contract gross profit	5.3	—
NASA CSOC contract gross profit	—	—

Income from operations, as adjusted	$6.5	$6.7

RISK FACTORS

        Before making an investment in our new notes, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional risks and uncertainties not currently known to us, or risks that we currently deem immaterial, may also impair our business operations. Any of the risk factors described below could significantly and adversely affect our business and results of operations and make it difficult for us to service our debt.

Risks Relating to the Offering

We may not be able to generate adequate cash to service our $125.0 million of existing indebtedness and any additional future indebtedness.

        We have a significant amount of debt outstanding, including $125.0 million of outstanding indebtedness under the old notes, which will be exchanged for $125.0 million of outstanding indebtedness under the new notes upon completion of this offering. In addition, we have up to $50.0 million of availability under our 2003 Credit Facility. You should be aware that this level of debt could have important consequences to you. Below we have identified some of the material potential consequences resulting from this significant amount of debt:

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  on an annual basis, $11.3 million of our cash flow from operations must be dedicated to the payment of interest under the old notes or the new notes, as applicable, thereby reducing the amount of cash we have available for other purposes, including reinvestment in the company;

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  we will be required to repay $125.0 million in respect of the new notes when they mature in 2010;

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  to the extent we incur additional debt, we will need to dedicate additional cash flow from operations to the repayment and servicing of such debt;

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  we may be unable to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes;

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  our ability to adjust to changing market conditions may be hampered;

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  we may be at a competitive disadvantage compared to our less leveraged competitors; and

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  we may be vulnerable to the impact of adverse economic and industry conditions and, to the extent of our outstanding debt under our 2003 Credit Facility, the impact of increases in interest rates.

        Our ability to repay or refinance our debt, including the new notes, depends on our successful financial and operating performance and the availability of financing through the 2003 Credit Facility. We cannot assure you that our business strategy will succeed or that we will achieve our anticipated financial results. Our financial and operating performance depends upon a number of factors including those listed in this "Risk Factors" section of this prospectus, many of which are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on our satisfaction of the covenants and other conditions in the 2003 Credit Facility and other agreements we may enter into in the future.

        We cannot assure you that we will continue to generate sufficient cash flow from operations or that we will be able to borrow funds under the 2003 Credit Facility in amounts sufficient to enable us to service our debt, including the new notes offered hereby, or meet our working capital and capital expenditure requirements. We must satisfy borrowing base restrictions in order to borrow additional amounts under the 2003 Credit Facility. If we are not able to generate sufficient cash flow from operations or to borrow sufficient funds to service our debt, due to borrowing base restrictions or otherwise, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt, including the new notes, or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or borrow more money on terms acceptable to us, if at all.

Under the 2003 Credit Facililty, we will be able to incur more indebtedness, which may intensify the risks associated with our substantial leverage, including our ability to service our indebtedness.

        We and our subsidiaries will be able to incur substantial additional indebtedness in the future, including up to the greater of (i) $60.0 million and (ii) specified percentages of our accounts receivable under the 2003 Credit Facility. Although our ability to incur additional debt will be restricted under the covenants contained in the 2003 Credit Facility and the indenture governing the new notes, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. To the extent new debt is added to our currently anticipated debt levels, the substantial leverage risks described above would increase. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness.

Covenants in the financing agreements governing our debt, including the new notes and the 2003 Credit Facility, may restrict our financial and operating flexibility and any event of default could cause acceleration of amounts outstanding under these agreements and have a material adverse effect on our business.

        Our financing agreements, including the new notes and the 2003 Credit Facility, will contain covenants that limit or restrict our and our subsidiaries' operating and financial activities. The 2003 Credit Facility contains customary affirmative and negative covenants, including financial covenants that we are required to meet, including a consolidated total leverage ratio; a consolidated fixed charge coverage ratio; and a minimum net worth covenant.

        Those covenants also restrict certain of our corporate activities, including, among other things, our ability to: make acquisitions, merge or consolidate with other entities, dispose of assets, incur additional indebtedness, pay dividends, create liens, make investments, make capital expenditures, and engage in certain transactions with affiliates. The credit agreement also contains customary events of default, including, among others, defaults based on certain bankruptcy and insolvency events; nonpayment; cross-defaults to other debt; breach of specified covenants; change of control and material inaccuracy of representations and warranties.

        The indenture governing the new notes restricts, among other things, our ability to pay dividends on, or redeem or repurchase, our stock, incur additional debt or sell preferred stock, create liens, restrict dividend payments or other payments from subsidiaries to us, engage in consolidations and mergers or sell or transfer assets, make specified types of investments, apply net proceeds from certain asset sales, create unrestricted subsidiaries, and engage in transactions with our affiliates.

        Our ability to satisfy the covenants and other conditions in the 2003 Credit Facility can be affected by events beyond our control, and we cannot assure you that we will satisfy them. If we cannot comply with the financial covenants in the 2003 Credit Facility, we may not be able to borrow under this facility. In addition, failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit the lenders under the applicable agreement to declare amounts outstanding under such agreements to be due and, in the case of the 2003 Credit Facility, the lenders could proceed against the assets that are pledged. We have pledged substantially all of our assets, including the stock of our subsidiaries, to secure the debt under the 2003 Credit Facility. If our creditors decide to exercise their rights, we cannot assure you that our assets would be sufficient to pay that debt and other debt, including the new notes.

        In addition, in the event of a default, the lenders under the 2003 Credit Facility will, and any future lenders may, be able to terminate any commitments they made to supply us with further funds. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the new notes. In addition, the limitations imposed by our financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. We cannot assure you that we will be able to obtain waivers or amendments of our financing agreements, if necessary, at acceptable terms or at all.

Although these new notes are referred to as "senior notes," they are unsecured and will be effectively subordinated to our and the guarantors' secured indebtedness under the 2003 Credit Facility.

        The new notes, and the guarantees of the new notes, are unsecured and therefore will be effectively subordinated to any secured indebtedness we, or the relevant guarantor, may incur to the extent of the value of the assets securing such indebtedness. The 2003 Credit Facility is secured by all our assets, and the guarantees of that facility by each guarantor of the new notes are secured by all of the guarantors' assets. In the event of a bankruptcy or similar proceeding involving us or a guarantor, the assets which serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the new notes or the guarantees. Upon completion of the offering of the old notes, we had $125.0 million of debt outstanding related to the old notes and up to $50.0 million of additional availability under the 2003 Credit Facility. The new notes will be effectively subordinated to any borrowings under the 2003 Credit Facility. We do not currently have any outstanding borrowings under the 2003 Credit Facility. See the section "Description of Certain Indebtedness."

Not all of our present and future subsidiaries will guarantee our obligations under the new notes, and the assets of the nonguarantor subsidiaries may not be available to make payments on the new notes.

        Our present and future domestic restricted subsidiaries will guarantee the new notes. Payments on the new notes are only required to be made by us, our parent, DigitalNet Holdings, Inc., and the subsidiary guarantors. As a result, no payments are required to be made from assets of subsidiaries that do not guarantee the new notes, unless those assets are transferred by dividend or otherwise to us, DigitalNet Holdings, Inc. or a subsidiary guarantor. In the event of a bankruptcy, liquidation or reorganization of any of our current or future non-guarantor subsidiaries, holders of their liabilities, including their trade creditors, will be entitled to payment of their claims from the assets of those subsidiaries before any assets of these subsidiaries are made available for distribution to us. As a result, the new notes are effectively subordinated to all debt and other liabilities, including trade payables, of such non-guarantor subsidiaries. In addition, in certain circumstances, we will be required to pledge the ownership interests of our foreign subsidiaries to the lenders pursuant to the 2003 Credit Facility. As of the issue date of the new notes, our sole foreign subsidiary will not guarantee the new notes. Although our foreign subsidiary does not conduct any business and has no assets, we may create or acquire additional foreign subsidiaries that may conduct a portion of our business and own assets.

DigitalNet Holdings, Inc., our parent company, does not have any resources to support its guaranty of the new notes.

        Although DigitalNet Holdings, Inc. has guaranteed the new notes, it currently conducts no business and has no significant assets other than receivables from us and our capital stock. Since all of our capital stock owned by DigitalNet Holdings, Inc. will be pledged to secure DigitalNet Holdings, Inc.'s guaranty of the 2003 Credit Facility, there are currently no unencumbered assets supporting DigitalNet Holdings, Inc.'s guaranty of the new notes.

Under federal and state statutes a court could, under specific circumstances, void the guarantees of the new notes and require the new noteholders to return payments received from the guarantors of the new notes.

        If a bankruptcy case or lawsuit is initiated by unpaid creditors of any guarantor of the new notes, the debt represented by the guarantee of the new notes entered into by such guarantor may be reviewed under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, a court could void the new notes or the guarantee or subordinate the amounts owing under the new notes or the guarantee to our presently existing or future indebtedness or take other actions detrimental to you if, among other things, the guarantor, at the time it entered into the guarantee:

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  incurred this debt with the intent of hindering, delaying or defrauding current or future creditors; or

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  received less than reasonably equivalent value or fair consideration for entering into the guarantee; and either:

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  was insolvent or rendered insolvent by reason of entering into the guarantee;

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  was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

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  intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay them as they become due.

        Any payment to the holders of the new notes by a guarantor could be voided and such holders could be required to be returned to the guarantor or to a fund for the benefit of the guarantor's creditors under those circumstances. In addition, the subsidiary guarantors may be subject to the allegation that because they incurred their guarantees for our benefit, they incurred the obligations under the guarantees for less than reasonably equivalent value or fair consideration.

        If a guarantee were voided as a fraudulent conveyance or held unenforceable for any other reason, holders of the new notes would be solely creditors of our company and creditors of our other guarantors that have validly guaranteed the new notes. The new notes then would be effectively subordinated to all liabilities of the guarantor whose guarantee was voided.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

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  the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

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  the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

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  it could not pay its debts or contingent liabilities as they become due.

        If the claims of the holders of the new notes against any guarantor were subordinated in favor of other creditors of the guarantor, the other creditors would be entitled to be paid in full before any payment could be made by the guarantor on the new notes. If one or more of the guarantees is voided or subordinated, we cannot assure you that after providing for all prior claims there would be sufficient assets remaining to satisfy the claims of the holders of the new notes.

        Based upon financial and other information, we believe that the guarantees are being incurred for proper purposes and in good faith and that we, DigitalNet Holdings, Inc. and our subsidiaries that are guarantors, on a consolidated basis, are solvent and will continue to be solvent after this offering is completed, will have sufficient capital for carrying on our business after the issuance of the new notes and will be able to pay our debts as they mature. We cannot assure you, however, as to the standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

We may not be able to finance a change of control offer as required by the indenture governing the new notes, which would result in defaults under the indenture governing the new notes and our 2003 Credit Facility and may require us to repay any debt then outstanding under our 2003 Credit Facility. Any event of default could have a material adverse effect on our business.

        Upon a change of control under the indenture governing the new notes, we will be required to offer to repurchase all of the new notes then outstanding at 101% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date. Prior to repurchasing any of the new notes, we must either repay all debt under our 2003 Credit Facility or obtain the required consents from the applicable lenders to allow us to repurchase the new notes. In such circumstances, we cannot assure you that we would have the financial resources available to repay the 2003 Credit Facility and any other debt that would become payable upon a change of control and to repurchase all of the new notes at the required premium. Our failure to do so would constitute an event of default under the indenture and, accordingly, under our 2003 Credit Facility.

We could enter into various transactions, such as acquisitions, refinancings, recapitalizations or other highly leveraged transactions, which would not constitute a change of control, but which could nevertheless increase the amount of our outstanding debt or adversely affect our capital structure or credit ratings, or otherwise adversely affect holders of the new notes.

        Under the terms of the new notes, a variety of acquisition, refinancing, recapitalization or other highly leveraged transactions may not be considered change of control transactions. As a result, we could enter into any such transaction without being required to make an offer to repurchase the new notes even though the transaction could increase the total amount of our outstanding debt, adversely affect our capital structure or credit ratings or otherwise adversely affect holders of the new notes.

If you fail to exchange your old notes, they will continue to be restricted securities and may become less liquid.

        Because we anticipate that most holders of the old notes will elect to exchange their old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer may be substantially limited. Any old note tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Following the exchange offer, if you did not tender your old notes, you generally will not have any further registration rights and your old notes will continue to be subject to transfer restrictions. Accordingly, the liquidity of the market for any old notes could be adversely affected.

        Old notes which you do not tender or we do not accept will, following the exchange offer, continue to be restricted securities. You may not offer or sell untendered old notes except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We will issue new notes in exchange for the old notes pursuant to the exchange offer only following the satisfaction of procedures and conditions described elsewhere in this prospectus. These procedures and conditions include timely receipt by the exchange agent of the old notes and of a properly completed and duly executed letter of transmittal.

We are controlled by GTCR, whose interests may be different from yours.

        Our executive officers, directors, and their affiliates, including GTCR Golder Rauner, L.L.C. and its affiliates ("GTCR") including GTCR Fund VII, L.P. and GTCR Co-Invest, L.P., together own 62.3% of our outstanding common stock, and GTCR owns approximately 49.4% of our outstanding common stock. GTCR substantially controls our affairs. The interest of GTCR may not in all cases be aligned with your interest as a holder of the new notes. In addition, as a result of GTCR's ownership interest, conflicts of interest could arise with respect to transactions between GTCR and us, potential acquisitions of businesses and properties, the incurrence of additional indebtedness, the payment of dividends and other matters.

Risks Related to Our Business

We depend on contracts with U.S. government agencies for substantially all of our revenues. If our relationships with these agencies were harmed, our business would be adversely affected.

        Contracts funded by U.S. government agencies accounted for approximately 98% of our pro forma revenues for the year ended December 31, 2002, and approximately 99% of our revenues for the six months ended June 30, 2003. We believe that federal government contracts will continue to be the source of substantially all of our revenues for the foreseeable future. For this reason, any issue that compromises our relationship with agencies of the federal government in general, or with the Department of Defense in particular, would cause serious harm to our business. Among the key factors in maintaining our relationships with federal government agencies and departments are our performance on individual contracts and delivery orders, the strength of our professional reputation, and the relationships of our key executives with client personnel. To the extent that our performance does not meet client expectations, or our reputation or relationships with one or more key clients are impaired, our revenues and operating results could be materially harmed.

Our acquisition of DGS may have adverse consequences on our business and our limited management history may make it difficult to evaluate our business and our future prospects.

        We commenced operations in September 2001 and did not have any material operations until our acquisition of Getronics Government Solutions, L.L.C. (now DigitalNet Government Solutions, LLC) in November 2002. Your evaluation of our business and prospects will be difficult because of our limited management history of DGS. Our historical financial and operational data are not necessarily indicative of results to be expected for any future period. Companies such as DGS that have experienced a change of control frequently encounter risks, expenses, and difficulties, including adverse effects on existing business relationships with suppliers and clients and the loss of key employees.

        We have already experienced some of these challenges. For example, in connection with the replacement of the former President and Chief Executive Officer of DGS following the acquisition, we are obligated to make additional cash payments related to a severance agreement. We may experience additional challenges that make it difficult to successfully operate the business that we acquired from DGS. If we fail to manage our business effectively, we could experience disruptions to our business and loss of revenues.

Prior to our acquisition of DGS, our predecessor lost its largest contract, and another one of our largest contracts will end at the end of 2003. Both of these events will make us a smaller company than as presented in our historical financial statements.

        Our predecessor's INS/FOS contract ended on November 30, 2002. On a pro forma basis, this contract accounted for approximately 16% of our revenues and approximately 21% of our gross margin contribution for the year ended December 31, 2002 and represented our largest contract on a revenue and total profit basis. We had no revenues from this contract for the six months ended June 30, 2003. We do not currently expect the revenues from this contract to be replaced in 2003 or in the foreseeable future.

        Our work for NASA, through a subcontract relationship with Lockheed Martin Corporation on the CSOC contract, will end in December 2003, subject to Lockheed Martin's option to purchase additional labor from us through December 31, 2004 to facilitate the transition to the replacement or follow-on contract. This contract represented approximately 13% and 14% of our revenues for the year ended December 31, 2002 on a pro forma basis and the six months ended June 30, 2003, respectively. This contract produced no gross margin for both the year ended December 31, 2002 on a pro forma basis and the six months ended June 30, 2003. We do not currently expect the revenues from this contract to be replaced in 2004 or in the foreseeable future.

        Both of these events will make us a smaller company than as presented in our historical financial statements. If other important contracts are terminated or not renewed, our financial performance could be further adversely affected.

We may not receive the full amount of our backlog, which could harm our business.

        Our total backlog includes both funded and unfunded orders for services under existing signed contracts, assuming the exercise of all options relating to those contracts that we reasonably believe will be exercised. Congress often appropriates funds for our clients on a yearly basis, even though their contracts with us may call for performance that is expected to take a number of years. As a result, contracts typically are only partially funded at any point during their term, and all or some of the work to be performed under the contracts may remain unfunded unless and until Congress makes subsequent appropriations and the procuring agency allocates funding to the contract.

        Our backlog was approximately $743 million as of June 30, 2003, of which approximately $119 million was funded. Excluding our INS/FOS and NASA CSOC contracts from backlog, our backlog was approximately $720 million as of June 30, 2003, of which approximately $96 million was funded. As of June 30, 2003, we expected to recognize revenues from approximately 18% of our total backlog during the remaining six months of the year ended December 31, 2003. Our backlog includes orders under contracts that in some cases extend for several years, with the latest expiring at the end of calendar year 2015.

        There can be no assurance that our backlog will result in actual revenues in any particular period, or at all, or that any contract included in backlog will be profitable. This is because the actual receipt and timing of any of these revenues is subject to various contingencies, many of which are beyond our control. In addition, we may never realize revenues from some of the engagements that are included in our backlog, and there is a higher degree of risk in this regard with respect to unfunded backlog. The federal government's ability to select multiple winners under multiple award schedule contracts, government-wide acquisition contracts, blanket purchase agreements and other indefinite delivery/indefinite quantity, or IDIQ, contracts, as well as its right to award subsequent task orders among such multiple winners, means that there is no assurance that unfunded contract backlog will result in actual orders. The actual receipt of revenues on engagements included in backlog may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified, or terminated early. Moreover, under multiple award schedule contracts, government wide acquisition contracts, blanket purchase agreements, and other IDIQ contracts, the government is frequently not obligated to order more than a minimum quantity of goods or services.

        For example, our backlog as of December 31, 2001 included $10.9 million for a contract with a Department of Defense client that we believed at the time would continue through 2005. The contract was not renewed during 2002, and we only realized $1.1 million in pro forma revenue in 2002. This resulted in a $9.8 million reduction of our backlog during 2002 without a corresponding increase in revenue.

Loss of our prime contractor position on one or more of our contracts would impair our operating results and our ability to win new business.

        We believe many of our clients have recently shown a preference for procuring services and solutions from only a limited number of contracts or schedules. If we were to lose our prime contractor position on any of our contracts, we could lose revenues and our ability to win new business and our operating results could be adversely affected.

Most of our sales are made under contracts with limited initial terms. We may expend significant resources in connection with these contracts that we may not recover if our clients do not exercise their contract options.

        Our contracts typically have a one- or two-year initial term, with multiple options that are exercisable by our government clients to extend the contract for one or more years. For example, the initial term under our managed network services contract that we signed with the Federal Technology Service office of the GSA, or FTS, during 2002, was a one-year contract, with four subsequent one-year options. We cannot assure you that FTS will exercise any of their options on this contract, nor can we assure you that any of our other clients will exercise options under their contracts. Moreover, because we believe that our contracts with limited initial terms represent the early portion of longer client programs, we expend significant financial and personnel resources and expand our operations to be able to fulfill these programs beyond the initial contract term. If a significant number of our contracts are not extended beyond their initial terms, we may be unable to recover the costs we incurred, we would not recognize anticipated revenues, and our operating results would be harmed.

The loss of key members of our senior management team could impair our relationships with government clients and disrupt the management of our business.

        We believe that our success depends on the continued contributions of the members of our senior management, including Ken S. Bajaj, our co-founder, Chairman, and Chief Executive Officer. We rely on our executive officers and senior management to generate business and ensure successful performance of our contracts. The loss of the services of Mr. Bajaj or one or more of our other executive officers or senior management members could have a material adverse effect on our financial performance and our ability to compete. In addition, the relationships and reputation that many members of our senior management team have established and maintain with government personnel contribute to our ability to maintain good client relations and to identify new business opportunities. Although we have employment agreements with several members of our senior management, none of these contracts provide for a specific term of employment. The loss of any member of our senior management could impair our ability to identify and secure new contracts, to maintain good client relations, and to otherwise manage our business.

If we fail to attract and retain skilled employees, we might not be able to perform under our contracts, and we may lose revenues.

        The growth of our business and revenues depends in large part upon our ability to attract and retain sufficient numbers of highly qualified individuals who have advanced information technology and technical services skills and who work well with our government and defense clients. For example, networking engineers and security experts are in great demand throughout our industry and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain and grow our business could be limited. If we encounter a tight labor market, as our predecessor did in the first half of the year ended December 31, 2000, we could be required to engage larger numbers of subcontractor personnel, which could cause our profit margins to suffer. In addition, some of our contracts contain provisions requiring us to staff an engagement with personnel that the client considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the client may terminate the contract, we may not be able to recover our costs, and we may lose revenues.

We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability, and loss of market share.

        We operate in highly competitive markets and generally encounter intense competition to win contracts. For example, we must often discount our GSA schedule rates in order to secure contracts from many of our customers in competitive situations. We expect competition in our markets to increase as a result of a number of factors, including the entrance of new or larger competitors, including those formed through consolidation, who have greater financial, technical, marketing, and public relations resources, larger client bases, and greater brand or name recognition than we do. These competitors could, among other things:

  •
  divert sales from us by winning very large-scale government contracts due to different or greater technical capabilities, past performance on large-scale contracts, geographic presence, price, and the availability of key professional personnel, a risk that is enhanced by the recent trend in government procurement practices to bundle services into larger contracts;

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  force us to charge lower prices; and

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  adversely affect our relationships.

If we lose business to our competitors or are forced to lower our prices, our revenues, and our operating profits could decline.

        In addition, we may face competition from our subcontractors who, from time to time, seek to obtain prime contractor status on contracts for which they currently serve as a subcontractor for us. If one or more of our current subcontractors are awarded prime contractor status on such contracts in the future, it would divert sales from us and could force us to charge lower prices.

If we are not successful in developing, or if we are delayed in introducing, new and enhanced solutions and features that keep pace with technology and our clients' needs and expectations, our sales and competitive position will suffer.

        The market for our solutions is characterized by rapidly changing technologies, frequent new product introductions, increasingly complex network environments, and evolving client requirements and industry standards. In order to remain competitive, we will need to introduce on a timely basis new solutions or product enhancements that offer significantly improved performance and features. We could damage our reputation and competitive position and experience reduced revenues if:

  •
  we are not able to develop new solutions;

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  we are delayed in introducing new or enhanced solutions, such as planned enhancements to our High Assurance Web Guard, High Assurance Web Server, and High Assurance Directory Server Solutions;

  •
  any manufacturer or supplier of equipment limits or eliminates our ability to apply TEMPEST and Zone solutions to its products and we are not able to find alternative equipment sources in a timely manner; or

  •
  we introduce new solutions which do not meet the evolving demands of our clients.

We derive significant revenues from contracts awarded through a competitive procurement process, which can impose substantial costs upon us, and negatively impact our operating results.

        We derive significant revenues from federal government contracts that are awarded through a competitive procurement process. We expect that most of the government business we seek in the foreseeable future will be awarded through competitive procedures. Competitive procurements impose substantial costs and present a number of risks, including:

  •
  the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us; and

  •
  the expense and delay that we may face if our competitors protest or challenge contract awards made to us pursuant to competitive procedures, and the risk that any such protest or challenge could result in the resubmission of offers, or in termination, reduction, or modification of the awarded contract.

        The costs we incur in the competitive procurement process may be substantial and, to the extent we participate in competitive procurements and are unable to win particular contracts, these costs could negatively affect our operating results. In addition, GSA multiple award schedule contracts, government-wide acquisitions contracts, blanket purchase agreements, and other IDIQ contracts do not guarantee more than a minimal amount of work for us, but instead provide us access to work generally through further competitive procedures. This competitive process may result in increased competition and pricing pressure, requiring that we make sustained post-award efforts to realize revenues under the relevant contract.

We may lose money on some contracts if we miscalculate the resources we need to perform under the contract.

        We provide services to the federal government under three basic types of contracts: time-and-materials, fixed-price, and cost-plus. For the year ended December 31, 2002, we derived 49%, 41%, and 10% of our pro forma revenues from time-and-materials, fixed-price, and cost-plus contracts, respectively. For the six months ended June 30, 2003, we derived 43%, 47% and 10% of our revenues from time-and-materials, fixed-price and cost-plus contracts, respectively. Each of these types of contracts, to differing degrees, involves the risk that we could underestimate our cost of fulfilling the contract, which may reduce the profit we earn or lead to a financial loss on the contract.

        For all three basic contract types, we bear varying degrees of risk associated with the assumptions we use to formulate our pricing for the work. To the extent our working assumptions prove inaccurate, we may lose money on the contract, which would adversely affect our operating results. For example, we miscalculated the costs we would incur to provide telecommunications circuits in connection with our NASA CSOC contract and, as a result, the total costs to perform under the contract exceeded the contract's fixed fee revenue.

Failure to maintain strong relationships with other contractors could result in a decline in our revenues.

        We estimate that revenues derived from contracts in which we acted as a subcontractor to other companies represented 31% of our pro forma revenues for the year ended December 31, 2002 and 31% of our revenues for the six months ended June 30, 2003. We expect to continue to depend on relationships with other contractors for a portion of our revenues in the foreseeable future. The reduction or elimination of any of our subcontractor relationships could adversely affect our business and prospects. For example, in connection with our NASA CSOC contract, we were recently involved in litigation with Lockheed Martin Space Operations Company regarding disputed charges under the contract. Although this litigation has been settled, it could adversely affect our ability to team with Lockheed Martin Space Operations Company in the future.

If our subcontractors fail to perform their contractual obligations, our performance and reputation as a prime contractor and our ability to obtain future business could suffer.

        As a prime contractor, we often rely significantly upon other companies as subcontractors to perform work we are obligated to perform for our clients. We estimate that revenues derived from work performed by our subcontractors represented 16% of our total pro forma revenues for the year ended December 31, 2002 and 19% of our revenues for the six months ended June 30, 2003. Excluding our NASA CSOC contract, we estimate that revenues derived from work performed by our subcontractors represented approximately 4% of our total pro forma revenues for the year ended December 31, 2002 and 7% of our total revenues for the six months ended June 30, 2003. If one or more of our subcontractors fail to perform satisfactorily the agreed-upon services on a timely basis, or violate government contracting policies, laws, or regulations, our ability to perform our obligations or meet our clients' expectations as a prime contractor may be compromised. In some cases, we have limited involvement in the work performed by the subcontractors but are nevertheless responsible for the work performed. In extreme cases, performance or other deficiencies on the part of our subcontractors could result in a client terminating our contract for default. A default termination could expose us to liability for the agency's costs of reprocurement, damage our reputation, and hurt our ability to compete for future contracts.

Unfavorable government audit results could subject us to a variety of penalties and sanctions, and could harm our reputation and relationships with our clients.

        The federal government audits and reviews our performance on contracts, pricing practices, cost structure, and compliance with applicable laws, regulations, and standards. Like most large government contractors, our contracts are audited and reviewed on a continual basis by federal agencies, including the Defense Contract Audit Agency, or the DCAA. An unfavorable audit of us or our subcontractors could have a substantial adverse effect on our operating results. For example, any costs which were originally reimbursed could subsequently be disallowed. In this case, cash we have already collected may need to be refunded and future operating margins may be reduced.

        Our incurred cost submissions have been audited by the DCAA through December 31, 2002. Costs for which we were reimbursed after January 1, 2003 may be subsequently disallowed upon the completion of future audits. In addition, non-audit review by the U.S. government may still be conducted on all of our government contracts.

        If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us, whether or not true.

The DCAA has alleged deficiencies in our written policies and procedures, which could subject us to penalties and sanctions.

        In July 2002, we received a report from the DCAA that alleged deficiencies in our written policies and procedures relating to our billing system. We formally responded to this report, and the DCAA re-examined our billing system as of August 25, 2003 and found it to be adequate.

        We received an additional report from the DCAA in March 2003 that alleged deficiencies in our written policies and procedures relating to our system designed to ensure that direct and indirect costs are properly classified, charged or allocated to cost objectives in accordance with applicable laws and regulations, including the Federal Acquisition Regulations and government Cost Accounting Standards. We have formally responded to this DCAA report and believe that we have satisfactorily resolved these issues through further documentation of our policies and procedures. Until the DCAA reevaluates our policies and procedures during its next audit of our system designed to ensure that direct and indirect costs are properly classified, charged or allocated to cost objectives in accordance with applicable laws and regulations, we will not know whether our efforts to correct these alleged deficiencies are adequate. However, we believe these alleged deficiencies will be resolved without any material adverse consequences to our business. We also cannot assure you that similar issues will not arise in the future.

        If the DCAA finds that our efforts to correct the alleged deficiencies are not adequate, we may be subject to penalties and sanctions, including the suspension of contract payments and preclusion from bidding on future contracts with U.S. government agencies until these deficiencies are corrected.

If we experience systems or services failures, our reputation could be harmed and our clients could assert claims against us for damages or refunds.

        We create, implement, and maintain information technology solutions that are often critical to our clients' operations, some of which involve U.S. government-classified or other sensitive information and work. We have experienced and may in the future experience some systems or services failures, schedule or delivery delays, and other problems in connection with our work. If our solutions, services, or other applications have significant defects or errors, are subject to delivery delays, or fail to meet our clients' expectations, we may:

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  lose revenues due to adverse client reactions;

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  be required to provide additional services to clients at no charge;

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  receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients; or

  •
  suffer claims for substantial damages.

        Many, although not all, of our contracts limit our liability for consequential damages that may arise from negligence in rendering services to our clients. We cannot assure you, however, that these contractual provisions will be legally sufficient to protect us if we are sued. In addition, our errors and omissions and product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of claims. The successful assertion of any large claims against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs, may be a distraction to our management, and may harm our reputation.

Security breaches in sensitive government systems could result in the loss of clients and negative publicity.

        Many of the systems we develop, install, and maintain involve managing and protecting information involved in intelligence, national security, and other sensitive or classified government functions. A security breach in one of these systems could cause serious harm to our business, damage our reputation, and prevent us from being eligible for further work on sensitive or classified systems for federal government clients. We could incur losses from such a security breach that could exceed the policy limits under our errors and omissions and product liability insurance. Damage to our reputation or limitations on our eligibility for additional work resulting from a security breach in one of the systems we develop, install, and maintain could materially reduce our revenues.

Our failure to obtain and maintain necessary security clearances may limit our ability to perform classified work for government clients, which could cause us to lose business.

        Some government contracts require us to maintain facility security clearances, and require some of our employees to maintain individual security clearances. If our employees lose or are unable to timely obtain security clearances, or we lose a facility clearance, the government client can terminate the contract or decide not to renew it upon its expiration. As a result, to the extent we cannot obtain or maintain the required security clearances for a particular contract, or we fail to obtain them on a timely basis, we may not derive the revenues anticipated from the contract, which, if not replaced with revenues from other contracts, could harm our operating results. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we will be unable to perform that contract and we may not be able to compete for or win new contracts for similar work.

We depend on our intellectual property and our failure or inability to protect it could enable competitors to market services and solutions with similar features that may reduce demand for our services and solutions.

        Our success and competitiveness are dependent to a significant degree upon the protection of our internally developed technology, proprietary processes, and other intellectual property that we utilize to provide our services and incorporate in our solutions. If we are unable to protect our intellectual property, our competitors could market services or solutions similar to our services and solutions, which could reduce demand for our offerings.

        Federal government clients typically retain a perpetual, world-wide, royalty-free license to use the intellectual property we develop for them, including providing it to our competitors in connection with their performance of other federal government contracts. Federal government clients typically grant contractors the right to use and commercialize software developed with federal funding. However, if we were to improperly use intellectual property even partially funded by the federal government, the federal government could seek damages from us, sanction us, or prevent us from working on future government contracts.

        We may be unable to prevent unauthorized parties from attempting to copy or otherwise obtain and use our technology. Policing unauthorized use of our technology is difficult, and we may not be able to prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our intellectual property as fully as those in the U.S. Others, including our employees, may circumvent the protections provided by trade secrets and other intellectual property that we own. Although we require our new employees to execute non-disclosure and intellectual property assignment agreements, many of our employees hired by our predecessor have not executed such agreements. In addition, these agreements may not be legally or practically sufficient to protect our rights. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of resources, with no assurance of success. If we are unable to protect our proprietary rights against unauthorized use by others, our reputation may be damaged and our competitive position may be significantly harmed.

We may be harmed by intellectual property infringement claims.

        We may become subject to claims from our employees or third parties who assert that software and other forms of intellectual property that we use in delivering services and solutions to our clients infringe upon intellectual property rights of such employees or third parties. Our employees develop much of the software and other forms of intellectual property that we use to provide our services and solutions to our clients, but we also license technology from other vendors. If our vendors, our employees, or third parties assert claims that we or our clients are infringing on their intellectual property, we could incur substantial costs to defend those claims. In addition, if any of these infringement claims are ultimately successful, in addition to paying damages, we could be required to do the following, each of which could entail incurring a significant expense or result in a significant reduction in revenues:

  •
  cease selling or using services or solutions that incorporate the challenged software or technology;

  •
  obtain a license or additional licenses from our vendors or other third parties; or

  •
  redesign our services and solutions that rely on the challenged software or technology.

        In addition, we do not own a federal trademark registration for the DigitalNet service mark or trademark. If a third party challenges our right to use our name, we may be prevented from using the name or may be subject to other remedies sought by any such party. If a third party is successful in challenging the use of the DigitalNet name, in addition to paying damages, we could be required to change our corporate name, which could:

  •
  cause us to incur significant expense;

  •
  adversely affect our brand recognition; and

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  adversely affect our development of goodwill.

If we make strategic acquisitions or investments, we could assume additional liabilities or have integration problems.

        One of our strategies is to pursue growth through acquisitions. While we do not currently have any commitments, agreements, or understandings to acquire any specific businesses or other material operations, we expect to consider acquisitions in the future. If we make an acquisition or investment, we may:

  •
  incur debt that would restrict our cash flow;

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  assume liabilities;

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  incur large and immediate write-offs;

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  experience problems combining the purchased operations, technologies or products with our business;

  •
  incur unanticipated costs;

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  divert management's attention from our core business;

  •
  experience risks associated with entering markets in which we have no or limited prior experience; and

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  lose key employees from the purchased organizations.

Risks Related to Our Industry

Changes in the spending policies or budget priorities of the federal government could cause us to lose revenues.

        We derive substantially all of our revenues from contracts funded by federal government agencies. For the year ended December 31, 2002, on a pro forma basis, civilian agency clients accounted for approximately 62% of our revenues, Department of Defense clients accounted for approximately 28% of our revenues, and national security and intelligence agency clients accounted for approximately 8% of our revenues. For the six months ended June 30, 2003, civilian clients accounted for approximately 51% of our revenues, Department of Defense clients accounted for approximately 34% of our revenues, and national security and intelligence agency clients accounted for approximately 14% of our revenues. Excluding the INS/FOS and NASA CSOC contracts, for the year ended December 31, 2002, on a pro forma basis, civilian agency clients accounted for approximately 47% of our revenues, Department of Defense clients accounted for approximately 39% of our revenues, and national security and intelligence clients accounted for approximately 11% of our revenues. Excluding the INS/FOS and NASA CSOC contracts, for the six months ended June 30, 2003, civilian clients accounted for approximately 43% of our revenues, Department of Defense clients accounted for approximately 39% of our revenues, and national security and intelligence agency clients accounted for approximately 17% of our revenues. We believe that contracts with federal government agencies, and defense agencies in particular, will continue to be the primary source of our revenues for the foreseeable future. Accordingly, changes in federal government fiscal or spending policies or the U.S. defense budget could directly affect our financial performance. For example, the reduction in the U.S. defense budget during the early 1990s caused some defense-related government contractors to experience decreased sales, reduced operating margins and, in some cases, net losses. Among the factors that could harm our business are:

  •
  curtailment of the federal government's use of technology services firms;

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  a significant decline in spending by the federal government, in general, or by specific agencies such as the Department of Defense;

  •
  reductions in federal government programs or requirements;

  •
  a shift in spending to federal programs and agencies that we do not support or where we currently do not have contracts;

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  delays in the payment of our invoices by government payment offices;

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  federal governmental shutdowns, such as the shutdown that occurred during the government's 1996 fiscal year, and other potential delays in the government appropriations process; and

  •
  general economic and political conditions, including any event that results in a change in spending priorities of the federal government.

        These or other factors could cause federal government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, or not to exercise options to renew contracts, any of which could cause us to lose revenues. In addition, any limitations imposed on spending by U.S. government agencies that result from efforts to reduce the federal deficit may limit both the continued funding of our existing contracts and our ability to obtain additional contracts. Our backlog consists almost exclusively of contracts with federal departments and agencies, and the continuation of these contracts, or award of additional contracts from these agencies, could be materially harmed by federal government spending reductions or budget cutbacks at these departments or agencies.

Federal government contracts contain provisions giving government clients a variety of rights that are unfavorable to us, including the ability to terminate a contract at any time for convenience.

        Federal government contracts contain provisions and are subject to laws and regulations that provide government clients with rights and remedies not typically found in commercial contracts. These rights and remedies allow government clients, among other things, to:

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  terminate existing contracts, with short notice, for convenience, as well as for default;

  •
  reduce orders under or otherwise modify contracts;

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  for larger contracts subject to the Truth in Negotiations Act, reduce the contract price or cost where it was increased because a contractor or subcontractor during negotiations furnished cost or pricing data that was not complete, accurate, and current;

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  for GSA multiple award schedule contracts, government-wide acquisition agreements, and blanket purchase agreements, demand a refund, make a forward price adjustment, or terminate a contract for default if a contractor provided inaccurate or incomplete data during the contract negotiation process, or reduce the contract price under certain triggering circumstances, including the revision of pricelists or other documents upon which the contract award was predicated, the granting of more favorable discounts or terms and conditions than those contained in such documents, and the granting of certain special discounts to certain clients;

  •
  terminate our facility security clearances and thereby prevent us from receiving classified contracts;

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  cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

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  decline to exercise an option to renew a multi-year contract or issue task orders in connection with IDIQ contracts;

  •
  claim rights in solutions, systems, and technology produced by us;

  •
  prohibit future procurement awards with a particular agency due to a finding of organizational conflict of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors or the existence of conflicting roles that might bias a contractor's judgment;

  •
  subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit offers for the contract or in the termination, reduction, or modification of the awarded contract; and

  •
  suspend or debar us from doing business with the federal government.

If a federal government client terminates one of our contracts for convenience, we may recover only our incurred or committed costs, settlement expenses, and profit on work completed prior to the termination. If a federal government client were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of our significant contracts or suspend or debar us from doing business with the federal government, our revenues and operating results would be materially harmed.

Our failure to comply with complex procurement laws and regulations could cause us to lose business and subject us to a variety of penalties.

        We must comply with laws and regulations relating to the formation, administration, and performance of federal government contracts, which affect how we do business with our federal government clients and may impose added costs on our business. Among the most significant laws and regulations are:

  •
  the Federal Acquisition Regulation, and agency regulations analogous or supplemental to the Federal Acquisition Regulation, which comprehensively regulate the formation, administration, and performance of government contracts;

  •
  the Truth in Negotiations Act, which requires certification and disclosure of all cost or pricing data in connection with some contract negotiations;

  •
  the Cost Accounting Standards, which impose cost accounting requirements that govern our right to reimbursement under some cost-based government contracts; and

  •
  laws, regulations, and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of specified solutions and technical data.

        If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including the termination of our contracts, the forfeiture of profits, the suspension of payments owed to us, fines, and our suspension or debarment from doing business with federal government agencies. In particular, the civil False Claims Act provides for treble damages and potentially substantial civil penalties where, for example, a contractor presents a false or fraudulent claim to the government for payment or approval, or makes a false statement in order to get a false or fraudulent claim paid or approved by the government. Actions under the civil False Claims Act may be brought by the government or by other persons on behalf of the government. These provisions of the civil False Claims Act permit parties, such as our employees, to sue us on behalf of the government and share a portion of any recovery. Any failure to comply with applicable laws and regulations could result in contract termination, price or fee reductions, or suspension or debarment from contracting with the government, each of which could lead to a material reduction in our revenues.

The adoption of new procurement laws or regulations could reduce the amount of services that are outsourced by the federal government and cause us to experience reduced revenues.

        New legislation, procurement regulations, or labor organization pressure could cause federal agencies to adopt restrictive procurement practices regarding the use of outside information technology providers. The American Federation of Government Employees, the largest federal employee union, strongly endorses legislation that may restrict the procedure by which services are outsourced to government contractors. One such proposal, the Truthfulness, Responsibility, and Accountability in Contracting Act, or TRAC, would have effectively reduced the volume of services that is outsourced by the federal government by requiring agencies to give in-house government employees expanded opportunities to compete against contractors for work that could be outsourced. Although the TRAC legislation did not pass committee in either house of Congress last term, and it has not been reintroduced in the current term, if TRAC, or similar legislation, were to be enacted, it would likely reduce the amount of information technology services that could be outsourced by the federal government, which could materially reduce our revenues.

FORWARD-LOOKING STATEMENTS

        Some of the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus constitute forward-looking statements that relate to future events or our future performance. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," and "would," or the negative of such terms or other comparable words are intended to identify forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks outlined under "Risk Factors" and elsewhere in this prospectus. We undertake no obligation to update publicly or revise any forward-looking statements. You should not place undue reliance on the forward-looking statements.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        The old notes were delivered by us on July 3, 2003 to the initial purchasers pursuant to a purchase agreement dated June 27, 2003 between us and the initial purchasers. The initial purchasers subsequently sold the old notes to "qualified institutional buyers," as defined in Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on Rule 144A and outside the United States in accordance with Regulation S under the Securities Act. As a condition to the initial sale of the old notes, we and the initial purchasers entered into a registration rights agreement. Pursuant to the registration rights agreement, we agreed that we would use our commercially reasonable best efforts to:

  •
  cause to be filed with the SEC as soon as practicable after July 3, 2003, but in no event later than October 1, 2003, a registration statement under the Securities Act relating to a registered exchange offer;

  •
  cause such registration statement to become effective at the earliest possible time, but in no event later than December 30, 2003; and

  •
  cause an exchange offer for the old notes to be consummated not earlier than the date that is 20 days after the date notice of the exchange offer is mailed to holders of the old notes and not later than 40 business days after the registration statement becomes effective. During this period, we agree to exchange the old notes for all new notes properly surrendered and not withdrawn before the expiration date of this period.

        If we determine that a registered exchange offer is not available or may not be consummated as contemplated by the registration rights agreement because it would violate applicable law or applicable interpretations of the staff of the SEC, or the exchange offer is not for any other reason completed within 40 business days after December 30, 2003, or prior to the 20th day following the consummation of the exchange offer, the holder of an old note shall notify us that:

  •
  it is prohibited by applicable law or SEC policy from participating in the exchange offer,

  •
  it may not resell the new notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in this registration statement is not appropriate or available for such resales, and

  •
  it is a broker-dealer and holds old notes acquired directly from us and requests us to file a registration statement covering resales of the old notes,

the registration rights agreement contemplates that we will instead cause to be filed a registration statement covering resales of the old notes by their holders (a "shelf registration statement") and will use our reasonable best efforts to keep that shelf registration statement effective until the earlier of two years after the effective date of that shelf registration statement and such time as all of the applicable old notes have been sold thereunder. We will, in the event a shelf registration statement is filed, provide to each holder of an old note covered by that shelf registration copies of the related prospectus and notify each such holder when that shelf registration statement becomes effective. A holder that sells old notes pursuant to a shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a current prospectus to purchasers, and will be subject to certain of the civil liability provides under the Securities Act in connection with these sales. We will be entitled to require any holder that wishes to include old notes in a shelf registration statement to furnish us with information regarding that holder and its proposed distribution of the old notes and we may exclude from a shelf registration statement the old notes of any holder that does not comply with our request.

        Under the registration rights agreement, if:

  •
  an exchange offer is not completed or a registration statement with respect to the old notes is not filed or declared effective each within the timeframe set forth in the registration rights agreements, or

  •
  any registration statement with respect to the old notes is filed and declared effective but thereafter ceases to be effective or fails to be usable for its intended purpose without being succeeded immediately by a post-effective amendment to such registration statement that cures such failure and that is itself immediately declared effective, we are required to pay liquidated damages in each case until the exchange offer is completed, the registration statement is filed or declared effective, as applicable. With respect to the first 90 days of such registration default, we are required to pay liquidated damages of $0.05 per week per $1,000 principal amount of old notes outstanding. The amount of the liquidated damages will increase by an additional $0.05 per week per $1,000 principal amount of the old notes outstanding with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of liquidated damages for all registration defaults of $0.385 per week per $1,000 principal amount of the old notes outstanding.

Terms of the Exchange Offer

        For each of the old notes properly surrendered and not withdrawn before the expiration date, we will issue a new note having a principal amount equal to that of the surrendered old note.

        The form and terms of the new notes will be the same as the form and terms of the old notes except that the new notes will be registered for the exchange offer under the Securities Act and, therefore, the new notes will not bear legends restricting the transfer of the new notes; and holders of the new notes will not be entitled to any of the registration rights of the holders of old notes under the registration rights agreement, which will terminate upon the consummation of the exchange offer.

        The new notes will evidence the same indebtedness as the old notes, which they replace, and will be issued under, and be entitled to the benefits of, the same indenture, which authorized the issuance of the old notes. As a result, both the old notes and new notes will be treated as a single class of notes under the indenture.

        We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Exchange Act and the related SEC rules and regulations.

        Under existing SEC interpretations, the new notes would generally be freely transferable after the exchange offer without further registration under the Securities Act, except that broker-dealers receiving the new notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resale of those new notes. We base our view on interpretations by the staff of the SEC in the no-action letters Exxon Capital Holdings Corporation, SEC No-Action Letter (avail. April 13, 1989), Morgan Stanley & Co., SEC No-Action Letter (avail. June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (avail. July 2, 1993). We have not, however, asked the SEC to consider this particular exchange offer in the context of a no-action letter. Therefore, holders of old notes cannot be sure that the SEC will treat the exchange offer in the same way it has treated other exchange offers in the past.

        In addition, any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities (a "participating broker-dealer") who exchanges those old notes for new notes in the exchange offer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those new notes. We understand that the staff of the SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to new notes, other than a resale of an unsold allotment from the initial offering of the old notes, with the prospectus contained in the applicable exchange offer registration statement. Under the registration rights agreement, for a period of 180 days following the expiration date of the exchange offer with respect to the notes covered by an exchange offer registration statement, participating broker-dealers will be entitled to use this prospectus in connection with the resale of new notes subject to exceptions, including our right to suspend the use of that prospectus as described below.

        If we file a shelf registration statement with respect to any notes, we will be entitled from time to time to require holders of those notes to discontinue the sale or other disposition of those notes pursuant to that shelf registration statement.

Expiration Date; Extensions; Amendments

        The term "expiration date" shall mean 5:00 p.m., New York City time, on December 15, 2003, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended.

        If we determine to extend the exchange offer, we will, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date:

  •
  notify the exchange agent of any extension by oral or written notice;

  •
  and issue a press release or other public announcement which shall include disclosure of the approximate number of old notes deposited to date.

        We reserve the right, in our sole discretion:

  •
  to delay accepting any old notes;

  •
  to extend the exchange offer; or

  •
  if, in the opinion of our counsel, the consummation of the exchange offer would violate any applicable law, rule or regulation or any applicable interpretation of the staff of the SEC, to terminate or amend the exchange offer by giving oral or written notice of such delay, extension, termination or amendment to the exchange agent. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a press release or other public announcement thereof.

        If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the old notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders, if the exchange offer would otherwise expire during such five to ten business day period.

        Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Interest on the New Notes

        The new notes will accrue interest at the rate of 9% per annum from July 3, 2003, payable semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 2004.

Resale of the New Notes

        With respect to the new notes, based upon interpretations by the staff of the SEC set forth in certain no-action letters, referenced above, that were issued to third parties, we believe that a holder who exchanges old notes for new notes in the ordinary course of business, who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate in a distribution of the new notes, and who is not an "affiliate" of ours within the meaning of Rule 405 of the Securities Act, will be allowed to resell new notes to the public without further registration under the Securities Act and without delivering to the purchasers of the new notes a prospectus that satisfies the requirements of Section 10 of the Securities Act.

        If any holder acquires new notes in the exchange offer for the purpose of distributing or participating in the distribution of the new notes, such holder:

  •
  cannot rely on the position of the staff of the SEC enumerated in such no-action letters issued to third parties; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

        Each participating broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of any new notes received in exchange for old notes acquired by such broker-dealer as a result of market-making or other trading activities. We will make this prospectus, as it may be amended or supplemented from time to time, available to any such broker-dealer that requests copies of such prospectus in the letter of transmittal for use in connection with any such resale for a period of up to 180 days after the expiration date. See "Plan of Distribution."

Procedures for Tendering

        To tender in the exchange offer, a holder of old notes must either:

  •
  complete, sign and date the letter of transmittal or facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile to the exchange agent; or

  •
  if such old notes are tendered pursuant to the procedures for book-entry transfer set forth below, a holder tendering old notes may transmit an agent's message (as defined below) to the exchange agent in lieu of the letter of transmittal, in either case for receipt on or prior to the expiration date.

        In addition:

  •
  certificates for such old notes must be received by the exchange agent along with the letter of transmittal;

  •
  a timely confirmation of a book-entry transfer (a "book-entry confirmation") of such old notes into the exchange agent's account at DTC pursuant to the procedure for book-entry transfer described below, along with the letter of transmittal or an agent's message, as the case may be, must be received by the exchange agent on or prior to the expiration date; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        The term "agent's message" means a message, transmitted to the exchange agent's account at DTC and received by the exchange agent and forming a part of the book-entry confirmation, which states that such account has received an express acknowledgment from the tendering participant that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. To be tendered effectively, the letter of transmittal and other required documents, or an agent's message in lieu thereof, must be received by the exchange agent at the address set forth below under "—Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date.

        The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

        The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. Do not send the letter of transmittal or any old notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for such holders.

        Any beneficial owner(s) of the old notes whose old notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such intermediary promptly and instruct such intermediary to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on its own behalf, such owner must, prior to completing and executing the letter of transmittal and delivering such owner's old notes:

  •
  make appropriate arrangements to register ownership of the old notes in such owner's name; or

  •
  obtain a properly completed bond power from the registered holder.

        The transfer of registered ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal described below (see "—Withdrawal of Tenders"), as the case may be, must be guaranteed by an eligible institution unless the old notes tendered pursuant thereto are tendered:

  •
  by a registered holder who has not completed either the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible institution.

        In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by an eligible institution, which is a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an "eligible guarantor institution" (within the meaning of Rule 17Ad-15 under the Exchange Act) which is a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

        If the letter of transmittal is signed by a person other than the registered holder of any old notes listed therein, such old notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder exactly as such registered holder's name appears on such old notes.

        In connection with any tender of old notes in definitive certificated form, if the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

        The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may utilize DTC's Automated Tender Offer Program to tender old notes.

        All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right:

  •
  to reject any and all old notes not properly tendered and any old notes our acceptance of which would, in the opinion of our counsel, be unlawful; and

  •
  to waive any defects, irregularities or conditions of tender as to particular old notes.

        Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities in connection with tenders of old notes, neither we, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

        While we have no present plan to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any old notes that are not tendered pursuant to the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

        By tendering old notes pursuant to the exchange offer, each holder of old notes will represent to us that, among other things:

  •
  the new notes to be acquired by such holder of old notes in connection with the exchange offer are being acquired by such holder in the ordinary course of business of such holder;

  •
  such holder is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the new notes;

  •
  such holder acknowledges and agrees that any person who is participating in the exchange offer for the purpose of distributing the new notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the new notes acquired by such person and cannot rely on the position of the staff of the SEC set forth in certain no-action letters;

  •
  such holder understands that a secondary resale transaction, described above, and any resales of new notes obtained by such holder in exchange for old notes acquired by such holder directly from us should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the SEC; and

  •
  such holder is not an "affiliate," as defined in Rule 405 under the Securities Act, of ours.

        If the holder is a broker-dealer that will receive new notes for such holder's own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, such holder will be required to acknowledge in the letter of transmittal that such holder will deliver a prospectus in connection with any resale of such new notes; however, by so acknowledging and by delivering a prospectus, such holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Return of Old Notes

        In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

  •
  old notes or a timely book-entry confirmation of such old notes into the exchange agent's account at DTC; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents, or an agent's message in lieu thereof.

        If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or otherwise non-exchanged old notes will be returned without expense to the tendering holder thereof (or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described below, such old notes will be credited to an account maintained with DTC) as promptly as practicable.

Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof, with any required signature guarantees and any other required documents, or an agent's message in lieu of a letter of transmittal, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under "—Exchange Agent" on or prior to the expiration date or pursuant to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

        If a holder of the old notes desires to tender such old notes and the old notes are not immediately available or the holder cannot deliver its old notes (or complete the procedures for book-entry transfer), the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, a holder may effect a tender if:

  •
  the tender is made through an eligible institution;

  •
  prior to the expiration date, the exchange agent receives from such eligible institution (by facsimile transmission, mail or hand delivery) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by us setting forth the name and address of the holder, the certificate number(s) of such old notes (if applicable) and the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date:

  (i)
  the letter of transmittal (or a facsimile thereof), or an agent's message in lieu thereof,

  (ii)
  the certificate(s) representing the old notes in proper form for transfer or a book-entry confirmation, as the case may be, and

  (iii)
  any other documents required by the letter of transmittal,

        will be deposited by the eligible institution with the exchange agent; and

  •
  such properly executed letter of transmittal (or facsimile thereof), or an agent's message in lieu thereof, as well as the certificate(s) representing all tendered old notes in proper form for transfer or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

        Upon request to the exchange agent, a form of Notice of Guaranteed Delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

        Except as otherwise provided herein, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

        To withdraw a tender of old notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to the expiration date. Any such notice of withdrawal must:

  •
  specify the name of the person having deposited the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn (including the certificate number or numbers, if applicable, and principal amount of such old notes or, in the case of old notes transferred by a book-entry transfer, the name and number of the account at DTC to be credited); and

  •
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered (including any required signature guarantees or, in the case of old notes transferred by book-entry transfer, be transmitted by DTC and received by the exchange agent in the same manner as the agent's message transferring the old notes).

        If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us, in our sole discretion, which determination shall be final and binding on all parties.

        Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no new notes will be issued with respect thereto, unless the old notes so withdrawn are validly retendered. Properly withdrawn old notes may be retendered by following one of the procedures described above under "—Procedures for Tendering" at any time prior to the expiration date.

Exchange Agent

        Wells Fargo Bank Minnesota, National Association has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for a copy of the Notice of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

By Mail or Hand/Overnight Delivery:	By Facsimile:
Wells Fargo Bank Minnesota, National Association Corporate Trust Services 213 Court Street, Suite 703 Middletown, CT 06457	(860) 704-6219
Confirm by Telephone:
Attention: Joseph P. O'Donnell	(860) 704-6217

Fees and Expenses

        The expenses of soliciting tenders will be borne by us. The principal solicitation is being made by mail. Additional solicitation may be made by facsimile transmission, telephone or other electronic means or in person by our officers and regular employees or those of our affiliates.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

        The expenses to be incurred in connection with the exchange offer, including registration fees, fees and expenses of the exchange agent and the trustee, accounting and legal fees, and printing costs, will be paid by us.

        We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the old notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequence of Failure to Exchange

        Participation in the exchange offer is voluntary. Holders of the old notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

        Old notes that are not exchanged for the new notes pursuant to the exchange offer will remain "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act. Accordingly, such old notes may not be offered, sold, pledged or otherwise transferred except:

  •
  to a person whom the seller reasonably believes is a "qualified institutional buyer" within the meaning of Rule 144A purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

  •
  in an offshore transaction complying with Rule 904 of Regulation S under the Securities Act;

  •
  to an institutional "accredited investor" as defined by Rule 501(a)(1), (2), (3) or (7) under the Securities Act after furnishing the trustee with a signed letter containing certain representations and warranties;

  •
  pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available);

  •
  pursuant to an effective registration statement under the Securities Act; or

pursuant to another available exemption from the registration requirements of the Securities Act, and, in each case, in accordance with all other applicable securities laws.

USE OF PROCEEDS

        This exchange offer is intended to satisfy our obligations under the registration rights agreement dated July 3, 2003 by and among DigitalNet and the initial purchasers named therein. We will not receive any proceeds from the issuance of the new notes. We will only receive old notes with a total principal amount equal to the total principal amount of the new notes issued in the exchange offer.

        We used the net proceeds from the sale of the old notes to repay outstanding indebtedness under our subordinated bridge facility and our term loan facility.

CAPITALIZATION

        The following table sets forth the cash and cash equivalents and capitalization of DigitalNet Holdings, Inc. as of June 30, 2003:

  •
  On an actual basis;

  •
  On a pro forma basis, assuming that the following were completed as of June 30, 2003:

  •
  The sale of the old notes issued by DigitalNet, Inc. on July 3, 2003 and the related exchange offer including the following:

  •
  The application of the estimated net proceeds from the sale of the old notes of $121.3 million, together with cash on hand of approximately $2.8 million, to repay $44.0 million of outstanding indebtedness under our subordinated bridge facility plus accrued interest of $18,000, to repay $78.8 million of outstanding indebtedness under our term loan facility plus accrued interest of $85,000 and to pay the financing costs related to our current credit facility and the exchange offer; and

  •
  The write-off of approximately $4.4 million of deferred financing costs and debt discounts and the related tax benefit of approximately $1.7 million attributable to the subordinated bridge facility debt repaid and the term loan facility debt repaid and the termination of our previous revolving credit facility.

  •
  On a pro forma as adjusted basis, assuming that each of the following were completed as of June 30, 2003:

  •
  The sale of the old notes issued by DigitalNet, Inc. on July 3, 2003 and certain related transactions, as described above; and

  •
  The initial public offering as described in "Recent Developments" including the following:

  •
  The filing of a restated certificate of incorporation upon the closing of the initial public offering to authorize 100,000,000 shares of common stock and 5,000,000 shares of preferred stock, each with a par value of $0.001 per share;

  •
  The sale of 5,750,000 shares of common stock in the initial public offering at the initial public offering price of $17.00 per share;

  •
  The required repayment by management and other employees of $908,000 of certain promissory notes immediately prior to the completion of the initial public offering;

  •
  The application of a portion of the net proceeds from the initial public offering, after deducting the underwriting discount and commissions and estimated offering expenses, together with the proceeds of $908,000 from the repayment of certain management notes receivable to redeem $43.8 million in aggregate principal amount of the 9% senior notes due 2010 for approximately $47.7 million and to purchase for $27.0 million all of the outstanding shares of the Class B Preferred Stock;

  •
  The recognition of a charge of approximately $3.9 million and the related tax benefit of approximately $1.5 million attributable to the premium paid to redeem approximately $43.8 million in aggregate principal amount of the 9% senior notes due 2010;

  •
  The write-off of approximately $1.9 million of deferred financing costs and the related tax benefit of $730,000 attributable to the 9% senior notes due 2010 redeemed with a portion of the net proceeds of the initial public offering;

  •
  The conversion of our Class A Preferred Stock outstanding as of June 30, 2003, including accrued dividends, into 3,740,575 shares of common stock upon completion of the initial public offering, at the initial public offering price of $17.00 per share. Our Class A Preferred Stock accrues dividends on a daily basis at an annual rate of 6%. Dividends that accrued from June 30, 2003 to the date of conversion increased the number of shares of common stock into which the Class A Preferred Stock converted. Upon the consummation of our initial public offering on October 16, 2003, our Class A Preferred Stock converted into 3,807,132 shares of common stock;

      •
      The recognition of a beneficial conversion feature recorded as a deemed dividend of approximately $11.2 million on our Class A Preferred Stock upon conversion of the Class A Preferred Stock into common stock upon completion of the initial public offering; and

      •
      The recognition of stock-based compensation charges of approximately $10.7 million as a result of the completion of the initial public offering, at the initial public offering price of $17.00 per share.

        The amounts above related to the repayment of outstanding indebtedness with the proceeds from the sale of the old notes assume that such sale was completed on June 30, 2003. The actual amounts repaid under our subordinated bridge facility and our term loan facility were affected by the amount of interest accrued and unpaid from June 30, 2003 to the repayment date of July 3, 2003.

        The amount above related to the redemption of the 9% senior notes due 2010 assumes the initial public offering was completed on June 30, 2003. The actual amount required to redeem approximately $43.8 million of the 9% senior notes due 2010 will be affected by the amount of interest accrued and unpaid from the date of issuance to the date of redemption.

        We will not receive any additional proceeds from the issuance of the new notes in exchange for a like principal amount of outstanding old notes. The exchange of the old notes for the new notes will have no impact on our capitalization.

DigitalNet Holdings, Inc.

	As of June 30, 2003
	Actual	Pro forma	Pro forma as adjusted
	(dollars in thousands, except per share data)
Cash and cash equivalents	$3,374	$553	$16,485

Debt:
Senior secured credit facility:
Revolving credit facility (1)	$—	$—	$—
Term loan facility (2)	78,296	—	—
Subordinated bridge facility (3)	43,916	—	—
9% senior notes (4)	—	125,000	81,250

Total debt	122,212	125,000	81,250
Class A redeemable convertible preferred stock, $0.01 par value per share; 96,790 shares authorized; 61,376 shares issued and outstanding, actual and pro forma; no shares issued or outstanding, pro forma as adjusted	63,590	63,590	—
Class B redeemable convertible preferred stock, $0.01 par value per share; 33,500 shares authorized; 33,500 shares issued and outstanding, actual and pro forma; no shares issued or outstanding, pro forma as adjusted	34,708	34,708	—
Stockholders' equity:
Preferred stock $0.001 par value per share; 5,000,000 shares authorized; no shares issued or outstanding, actual, pro forma and pro forma as adjusted
Common stock, $0.001 par value per share; 100,000,000 shares authorized; 6,733,026 shares issued and outstanding, actual and pro forma; 16,223,601 shares issued and outstanding, pro forma as adjusted	7	7	16
Additional paid-in capital	2,356	2,356	173,202
Warrants	379	379	379
Deferred compensation	(271)	(271)	—
Notes receivable from management	(908)	(908)	—
Accumulated deficit	(1,315)	(4,035)	(18,296)

Total stockholders' equity	248	(2,472)	155,301

Total capitalization	$220,758	$220,826	$236,551

(1)
Our previous revolving credit facility provided for borrowings of up to $25.0 million. This facility terminated upon the commencement of our current credit facility on July 3, 2003. Our 2003 Credit Facility provides for borrowings of up to $50.0 million. Our subsidiary, DigitalNet, Inc., is the borrower under our 2003 Credit Facility.
(2)
The actual balance as of June 30, 2003 consists of $78.8 million principal amount net of a $454,000 discount. Accrued interest on the term loan facility totaled $85,000 as of June 30, 2003 and was included in accrued expenses on our June 30, 2003 unaudited consolidated balance sheet. This facility was terminated upon repayment on July 3, 2003.
(3)
The actual balance as of June 30, 2003 consists of $44.0 million principal amount net of a $85,000 discount. Accrued interest on the subordinated bridge facility totaled $18,000 as of June 30, 2003 and was included in accrued expenses on our June 30, 2003 unaudited consolidated balance sheet. This facility was terminated upon repayment on July 3, 2003.
(4)
DigitalNet, Inc., will be the issuer of the new notes.

        See "Unaudited Pro Forma Consolidated Financial Information" for a detailed discussion of the pro forma and pro forma as adjusted balance sheet data and the related adjustments. You should also read this table along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the DigitalNet and DGS consolidated financial statements and related notes appearing elsewhere in this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes and DigitalNet Government Solutions, LLC's consolidated financial statements and the related notes, included elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected for any future period. Our consolidated statement of operations data and other financial data for the period from September 7, 2001 (inception) through December 31, 2001 and for the year ended December 31, 2002 and the balance sheet data as of December 31, 2001 and 2002 are derived from our consolidated financial statements audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus.

        Our statement of operations data and other financial data for the six months ended June 30, 2002 and 2003 and the balance sheet data as of June 30, 2003 are derived from our unaudited interim consolidated financial statements which are included elsewhere in this prospectus. The balance sheet data as of June 30, 2002 is derived from our unaudited interim consolidated financial statements for the six months ended June 30, 2002 not included in this prospectus. In the opinion of management, the unaudited interim consolidated financial statements for the six months ended June 30, 2002 and 2003 include all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of such consolidated financial statements. Our statement of operations data and other financial data for the three months ended June 30, 2003 are derived from our unaudited interim consolidated financial statements not included in this prospectus, which in the opinion of management, include all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of such consolidated financial statements. The results of operations for the three and six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the entire fiscal year or for any future period.

        The statement of operations data and other financial data for DigitalNet Government Solutions, LLC for the years ended December 31, 2000 and 2001 and the period from January 1, 2002 through November 25, 2002 and the balance sheet data as of December 31, 2001 and as of November 25, 2002 are derived from the consolidated financial statements of DigitalNet Government Solutions, LLC, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The statement of operations data and other financial data for the six months ended June 30, 2002 the balance sheet data as of June 30, 2002 are derived from the DigitalNet Government Solutions, LLC unaudited interim consolidated financial statements not included in this prospectus and which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of such consolidated financial statements. The balance sheet data as of December 31, 2000 and the statement of operations data and the other financial data for DigitalNet Government Solutions, LLC as of and for the years ended December 31, 1998 and 1999 are derived from audited consolidated financial statements not included in this prospectus.

DigitalNet Holdings, Inc.
Selected Historical and Pro Forma As Adjusted Consolidated Financial Data
(dollars in thousands, except per share data)

	Predecessor						DigitalNet
					Period from January 1, 2002 through November 25, 2002		Period from September 7, 2001 (Inception) through December 31, 2001		Pro forma as adjusted for the year ended December 31, 2002 (2)
	Year ended December 31,											Pro forma as adjusted for the six months ended June 30, 2002(2)
										Three months ended June 30, 2003
						Six months ended June 30, 2002		Year ended December 31, 2002 (1)			Six months ended June 30, 2002		Six months ended June 30, 2003
	1998	1999	2000	2001
						(unaudited)			(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
Revenues	$339,445	$396,080	$361,818	$346,773	$333,910	$182,619	$—	$33,903	$367,813	$82,410	$—	$182,619	$160,312
Costs of revenues	280,220	320,271	313,028	277,087	262,389	142,886	—	26,951	288,018	64,936	—	142,153	126,820

Gross profit	59,225	75,809	48,790	69,686	71,521	39,733	—	6,952	79,795	17,474	—	40,466	33,492
Operating expenses:
Selling, general and administrative	39,825	43,992	44,534	36,671	30,407	17,039	705	5,483	35,324	8,916	748	17,473	17,371
Acquisition and related expenses	—	—	—	—	—	—	—	921	921	—	475	475	—
Amortization of intangibles	8,884	6,023	5,378	4,239	—	—	—	800	10,511	2,649	—	5,214	5,298

Total operating expenses	48,709	50,015	49,912	40,910	30,407	17,039	705	7,204	46,756	11,565	1,223	23,162	22,669

Income (loss) from operations	10,516	25,794	(1,122)	28,776	41,114	22,694	(705)	(252)	33,039	5,909	(1,223)	17,304	10,823
Other income and (expense):
Interest income	173	421	7,603	4,852	1,960	1,156	7	29	1,989	33	7	1,163	80
Interest expense	—	—	—	—	—	—	—	(1,517)	(8,378)	(4,037)	—	(4,189)	(8,141)
Other income and (expense)	222	(221)	(6)	(806)	(16)	8	—	—	(16)	(39)	—	8	(33)

Total other income and (expense)	395	200	7,597	4,046	1,944	1,164	7	(1,488)	(6,405)	(4,043)	7	(3,018)	(8,094)

Income (loss) before provision for income taxes	10,911	25,994	6,475	32,822	43,058	23,858	(698)	(1,740)	26,634	1,866	(1,216)	14,286	2,729
Provision for income taxes	6,911	11,586	4,617	14,547	16,245	9,002	—	332	10,008	765	—	5,487	1,274

Net income (loss) (3)	$4,000	$14,408	$1,858	$18,275	$26,813	$14,856	$(698)	$(2,072)	$16,626	$1,101	$(1,216)	$8,799	$1,455

Dividends and accretion on preferred stock							—	(11,752)	—	(1,449)	—	—	(2,861)

Net income (loss) attributable to common stockholders							$(698)	$(13,824)	$16,626	$(348)	$(1,216)	$8,799	$(1,406)

Earnings (loss) per common share:
Basic earnings (loss) per common share							$(0.48)	$(5.71)	$1.14	$(0.06)	$(0.68)	$0.62	$(0.25)

Basic weighted average common shares outstanding							1,457,697	2,421,324	14,647,472	5,581,628	1,788,944	14,228,694	5,541,831

Diluted earnings (loss) per common share							$(0.48)	$(5.71)	$1.13	$(0.06)	$(0.68)	$0.61	$(0.25)

Diluted weighted average common shares outstanding							1,457,697	2,421,324	14,741,557	5,581,628	1,788,944	14,314,076	5,541,831

Balance Sheet Data (at period end):
Cash and cash equivalents	$3,461	$5,733	$5,508	$6,035	$5,873	$843	$463	$3,894			$362		$3,374
Working capital	52,770	40,078	42,976	46,726	56,156	50,284	376	(27,481)			(172)		(21,170)
Total assets	196,941	193,828	210,538	189,855	196,556	190,618	575	286,781			450		280,287
Total debt, including current portion	64	—	—	—	—	—	—	127,002			—		122,212
Redeemable convertible securities	—	—	—	—	—	—	—	95,437			—		98,298
Total stockholders' equity	144,124	138,847	138,161	126,673	152,211	130,556	470	1,050			(84)		248
Other Financial Data:
EBITDA (4)	$25,422	$36,707	$10,289	$40,452	$48,933	$26,687	$(704)	$1,404	$52,225	$10,450	$(1,219)	$26,515	$20,052
Revenue, as adjusted (5)	248,089	270,923	241,883	238,261	230,670	126,300	—	27,739	258,409	70,924	—	126,300	138,399
EBITDA, as adjusted (6)	19,169	24,673	10,704	28,797	32,752	18,191	(704)	2,378	37,018	10,546	(744)	18,494	20,537
Ratio of earnings to fixed charges(7)	19.75x	38.73x	12.13x	35.70x	34.88x	35.33x	—x	—x	3.75x	1.43x	—x	3.91x	1.31x
Capital expenditures	$3,863	$5,654	$10,453	$6,824	$13,693	$5,656	$22	$207	$13,900 (8)	$2,375	$—	$5,656 (9)	$3,554

(1)
On November 26, 2002, we acquired all of the membership interests of Getronics Government Solutions, L.L.C. (now DigitalNet Government Solutions, LLC or DGS). Our results of operations for the year ended December 31, 2002 include the operating results of DGS from November 26, 2002 through December 31, 2002 along with that of DigitalNet Holdings, Inc. for the entire year ended December 31, 2002.

(2)
The pro forma as adjusted statement of operations data gives effect to (i) the DGS acquisition and the related financing transactions, (ii) the sale of the old notes and the application of proceeds thereafter to repay indebtedness, (iii) the 2003 Credit Facility, (iv) the exchange offer, and (v) the initial public offering and the application of a portion of the net proceeds to repay indebtedness and purchase Class B Preferred Stock as described in "Recent Developments" as if each of the transactions had occurred on January 1, 2002. See "Unaudited Pro Forma Consolidated Financial Information" for a detailed discussion of the pro forma as adjusted statement of operations data.

(3)
On January 1, 2002, DGS adopted SFAS No. 142, "Goodwill and Other Intangible Assets" which requires that goodwill no longer be amortized. If SFAS No. 142 had been effective for the years ended December 31, 2000 and 2001, net income would have increased by approximately $5.4 million and $4.2 million, respectively, resulting in net income of approximately $7.2 million and $22.5 million, respectively.

(4)
EBITDA is defined as net income (loss) plus interest, income taxes, depreciation and amortization. Our method of computation may or may not be comparable to other similarly titled measures used by other companies. EBITDA is presented because we believe EBITDA is a meaningful indicator that can be used by investors to analyze and compare our operating performance to the operating performance of other companies. However, EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with accounting principles generally accepted in the United States, as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. A reconciliation of net income (loss) to EBITDA is as follows (dollars in thousands):

	Predecessor						DigitalNet
					Period from January 1, 2002 through November 25, 2002		Period from September 7, 2001 (Inception) through December 31, 2001		Pro forma as adjusted for the year ended December 31, 2002(2)
	Year ended December 31,
										Three months ended June 30, 2003		Pro forma as adjusted for the six months ended June 30, 2002(2)	Six months ended June 30, 2003
						Six months ended June 30, 2002		Year ended December 31, 2002(1)			Six months ended June 30, 2002
	1998	1999	2000	2001
						(unaudited)			(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (loss), as reported	$4,000	$14,408	$1,858	$18,275	$26,813	$14,856	$(698)	$(2,072)	$16,626	$1,101	$(1,216)	$8,799	$1,455
Plus:
Interest, net	(173)	(421)	(7,603)	(4,852)	(1,960)	(1,156)	(7)	1,488	6,389	4,004	(7)	3,026	8,061
Income taxes	6,911	11,586	4,617	14,547	16,245	9,002	—	332	10,008	765	—	5,487	1,274
Depreciation	5,800	5,111	6,039	8,243	7,835	3,985	1	856	8,691	1,931	4	3,989	3,964
Amortization	8,884	6,023	5,378	4,239	—	—	—	800	10,511	2,649	—	5,214	5,298

EBITDA	$25,422	$36,707	$10,289	$40,452	$48,933	$26,687	$(704)	$1,404	$52,225	$10,450	$(1,219)	$26,515	$20,052

(5)
Revenues, as adjusted, represent revenues, as reported, less revenues derived from our INS/FOS contract, our NASA CSOC contract, and our GSA Product Catalogue business. Because our performance under the INS/FOS contract ended November 30, 2002, our performance under the NASA CSOC contract will end on December 31, 2003, and we exited the GSA Product Catalogue business in 1999, management believes that revenues, as adjusted, presents investors with a meaningful depiction of our ongoing business at the date of the DGS acquisition. A reconciliation of revenues, as reported, to revenues, as adjusted, is as follows (dollars in thousands):

	Predecessor						DigitalNet
	Year ended December 31,				Period from January 1, 2002 through November 25, 2002		Period from September 7, 2001 (Inception) through December 31, 2001		Pro forma as adjusted for the year ended December 31, 2002(2)
												Pro forma as adjusted for the six months ended June 30, 2002(2)
										Three months ended June 30, 2003	Six months ended June 30, 2002		Six months ended June 30, 2003
						Six months ended June 30, 2002		Year ended December 31, 2002(1)
	1998	1999	2000	2001
						(unaudited)			(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues, as reported	$339,445	$396,080	$361,818	$346,773	$333,910	$182,619	$—	$33,903	$367,813	$82,410	$—	$182,619	$160,312
Less:
INS/FOS contract	39,915	59,725	52,893	52,216	58,693	31,604	—	1,454	60,147	—	—	31,604	—
NASA CSOC contract	179	26,991	67,042	56,296	44,547	24,715	—	4,710	49,257	11,486	—	24,715	21,913
GSA Product Catalogue business	51,262	38,441	—	—	—	—	—	—	—	—	—	—	—

Revenues, as adjusted	$248,089	$270,923	$241,883	$238,261	$230,670	$126,300	$—	$27,739	$258,409	$70,924	$—	$126,300	$138,399

(6)
EBITDA, as adjusted, represents EBITDA as set forth above, less gross profit associated with our INS/FOS contract, our NASA CSOC contract, and our GSA Product Catalogue business, plus stock-based compensation and acquisiton and related expenses. Our method of computation may or may not be comparable to other similarly titled measures used by other companies. EBITDA, as adjusted, should not be construed as either an alternative to net income, as determined in accordance with accounting principles generally accepted in the United States, as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. Gross profit associated with our INS/FOS contract and our NASA CSOC contract represents the amount by which revenues associated with these contracts exceeds the costs of revenues associated with these contracts. Because our performance under the INS/FOS contract ended November 30, 2002, our performance under the NASA CSOC contract will end on December 31, 2003, and we exited our GSA Product Catalogue business in 1999, management believes that EBITDA, as adjusted, presents investors with a meaningful depiction of our ongoing business at the date of the DGS acquisition. We have also excluded stock-based compensation from EBITDA, as adjusted, because our predecessor did not incur similar expenses due to the nature of its ownership and management believes that such presentation provides greater comparability for our results of operations to the prior periods presented for our predecessor. In addition, we have excluded acquisition and related expenses from EBITDA, as adjusted, because management believes that such expenses were non-recurring as they relate to transactions in the period prior to or concurrent with the commencement of substantive operations upon the acquisition of DGS. A reconciliation of EBITDA to EBITDA, as adjusted, is as follows (dollars in thousands):

	Predecessor						DigitalNet
					Period from January 1, 2002 through November 25, 2002		Period from September 7, 2001 (Inception) through December 31, 2001		Pro forma as adjusted for the year ended December 31, 2002(2)
	Year ended December 31,											Pro forma as adjusted for the six months ended June 30, 2002
										Three months ended June 30, 2003	Six months ended June 30, 2002		Six months ended June 30, 2003
						Six months ended June 30, 2002		Year ended December 31, 2002(1)
	1998	1999	2000	2001
						(unaudited)			(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
EBITDA	$25,422	$36,707	$10,289	$40,452	$48,933	$26,687	$(704)	$1,404	$52,225	$10,450	$(1,219)	$26,515	$20,052
Less:
INS/FOS contract gross profit	(4,884)	(8,477)	(11,523)	(11,655)	(16,181)	(8,496)	—	(212)	(16,393)	—	—	(8,496)	—
NASA CSOC contract gross profit	—	(1,654)	11,938	—	—	—	—	—	—	—	—	—	—
GSA Product Catalogue business gross profit	(1,369)	(1,903)	—	—	—	—	—	—	—	—	—	—	—
Plus:
Stock-based compensation	—	—	—	—	—	—	—	265	265	96	—	—	485
Acquisition and related expenses	—	—	—	—	—	—	—	921	921	—	475	475	—

EBITDA, as adjusted	$19,169	$24,673	$10,704	$28,797	$32,752	$18,191	$(704)	$2,378	$37,018	$10,546	$(744)	$18,494	$20,537

(7)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense, including amortization of deferred financing fees and debt discounts, and a portion of operating lease rental expense estimated to be representative of interest. Earnings of DigitalNet for the period from September 7, 2001 (inception) through December 31, 2001, the year ended December 31, 2002, and the six months ended June 30, 2002 were not sufficient to cover fixed charges. The deficiency was approximately $698,000 for the period from September 7, 2001 (inception) through December 31, 2001, approximately $1.7 million for the year ended December 31, 2002, and approximately $1.2 million for the six months ended June 30, 2002.

(8)
Capital expenditures on a pro forma as adjusted basis represent the sum of capital expenditures for DGS for the period from January 1, 2002 through November 25, 2002 and for DigitalNet for the year ended December 31, 2002.

(9)
Capital expenditures on a pro forma as adjusted basis represent the sum of capital expenditures for DGS and DigitalNet for the six months ended June 30, 2002.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        On November 26, 2002, we acquired all of the membership interests of DigitalNet Government Solutions, LLC (DGS, formerly Getronics Government Solutions, L.L.C.). The DGS results of operations have been included in our consolidated statement of operations for the year ended December 31, 2002 from the date of acquisition. At closing, consideration for the acquisition consisted of 33,500 shares of Class B Preferred Stock and $183.4 million in cash. This consideration was subject to adjustment based upon a final determination of the amount of net working capital, depreciable assets and accrued contract losses, as defined, as of the date of acquisition. As a result of a February 2003 settlement agreement with the seller, we were required to pay approximately $8.3 million in cash as additional consideration, primarily as a result of the net working capital adjustment. We have included the additional consideration in the determination of the aggregate purchase price for the acquisition.

        The acquisition of DGS was accounted for using the purchase method of accounting. The purchase method of accounting allocates the aggregate purchase price to the assets acquired and liabilities assumed based on their respective fair values. The excess of purchase price over the fair value of tangible and identifiable intangible assets acquired, net of liabilities assumed, has been reflected as goodwill. We believe that the preliminary allocation of the purchase price is reasonable; however, in some cases the final allocations will be based upon valuations and other studies that are not yet complete. As a result, the allocation is subject to revision as additional information becomes available, and such revised allocation could differ from the preliminary allocation.

        The acquisition of DGS and the related transaction costs were financed through the following transactions:

  •
  proceeds of approximately $63.6 million from the issuance of 3,322,431 shares of common stock and 61,376 shares of Class A Preferred Stock;

  •
  proceeds of approximately $44.0 million from the subordinated bridge note and the issuance of warrants to purchase our common stock;

  •
  proceeds of approximately $80.0 million from the term loan portion of our senior credit facility; and

  •
  proceeds of approximately $2.9 million from the revolving portion of our senior credit facility.

        On October 16, 2003 we consummated our initial public offering of the common stock of DigitalNet Holdings, Inc. as described in "Recent Developments." Our net proceeds, after deducting the underwriting discount and commissions and estimated offering expenses, from the sale of 5,750,000 shares of our common stock, at the initial public offering price of $17.00 per share, are estimated to be approximately $89.1 million.

        We used a portion of the net proceeds from the initial public offering together with the proceeds of $908,000 from the required repayment of certain management notes receivable to exercise our right of first refusal to purchase for $27.0 million all of the outstanding shares of the Class B Preferred Stock. We also expect to use a portion of the net proceeds to redeem $43.8 million in aggregate principal amount of outstanding 9% senior notes due 2010 for approximately $47.7 million, or 109% of the aggregate principal amount of the notes being redeemed. The remaining net proceeds from the initial public offering will be used for general corporate purposes, including working capital.

        The foregoing amounts assume the sale of the old notes, the exchange offer, and the initial public offering were completed on June 30, 2003. The actual amount required to redeem approximately $43.8 million in aggregate principal amount of 9% senior notes due 2010 will be affected by the amount of interest accrued and unpaid from the date of issuance to the date of redemption.

        The unaudited pro forma consolidated statements of operations for the year ended December 31, 2002 and for the six months ended June 30, 2002 give effect to the acquisition of DGS and the related financing transactions as if the transactions had occurred on January 1, 2002.

        The unaudited pro forma as adjusted consolidated statements of operations for the year ended December 31, 2002 and for the six months ended June 30, 2002 also give effect to the following, as if each had occurred on January 1, 2002:

  •
  The sale of the old notes and the related transactions, including the following:

  •
  the application of the estimated net proceeds from the sale of the old notes together with cash on hand to repay the outstanding indebtedness under our subordinated bridge facility and our term loan facility and to pay the financing costs related to our 2003 Credit Facility and the exchange offer;

  •
  the termination of our previous revolving credit facility and obtaining our 2003 Credit Facility; and

  •
  the exchange offer.

  •
  The initial public offering and the related transactions including the following:

  •
  the sale of 5,750,000 shares of common stock at the initial public offering price of $17.00 per share, to the extent the net proceeds are used to redeem 9% senior notes due 2010 and to purchase the outstanding shares of the Class B Preferred Stock as described in "Recent Developments";

  •
  the application of a portion the net proceeds from the initial public offering, after deducting the underwriting discount and commissions and estimated offering expenses, together with the proceeds from the required repayment of certain management notes receivable to redeem $43.8 million in aggregate principal amount of the 9% senior notes due 2010 and to purchase all of the outstanding shares of the Class B Preferred Stock; and

  •
  the conversion of the Class A Preferred Stock, including accrued but unpaid dividends as of June 30, 2003, into 3,740,575 shares of common stock upon completion of the initial public offering, at the initial public offering price of $17.00 per share.

        The unaudited pro forma as adjusted consolidated statement of operations for the six months ended June 30, 2003 gives effect to the sale of the old notes and the related transactions as described above and the initial public offering and the related transactions described above, as if they had occurred on January 1, 2002.

        In connection with the sale of the old notes and the related transactions and the initial public offering and the related transactions, we will record the following one-time items in our statement of operations at the time of the respective transactions:

  •
  the write-off of approximately $4.4 million of deferred financing costs and debt discounts and the related tax benefit of approximately $1.7 million attributable to the subordinated bridge facility debt repaid and the term loan facility debt repaid and the termination of our previous revolving credit facility;

  •
  the recognition of a charge of approximately $3.9 million and the related tax benefit of approximately $1.5 million attributable to the premium paid to redeem approximately $43.8 million in aggregate principal amount of the 9% senior notes due 2010;

  •
  the write-off of approximately $1.9 million of deferred financing costs and the related tax benefit of $730,000 attributable to the 9% senior notes due 2010 redeemed with a portion of the net proceeds from the initial public offering;

  •
  the recognition of a beneficial conversion feature recorded as a deemed dividend of approximately $11.2 million on the Class A Preferred Stock upon conversion of the Class A Preferred Stock into common stock upon completion of the initial public offering;

  •
  the recognition of stock-based compensation charges of approximately $10.7 million as a result of the completion of the initial public offering, at the initial public offering price of $17.00 per share; and

  •
  the increase to income attributable to common stockholders of approximately $7.7 million related to the excess of the carrying amount of the Class B Preferred Stock over the purchase price paid for the Class B Preferred Stock.

Because these items are non-recurring in nature, we have not given effect to them in the pro forma as adjusted consolidated statements of operations. The above charges related to the write-off of deferred financing costs and the related tax benefit assume the sale of the old notes and the initial public offering were completed on June 30, 2003. The actual amount of the charges will be affected by amortization expense recorded from June 30, 2003 to the date of the respective transactions.

        The unaudited pro forma consolidated balance sheet as of June 30, 2003 gives effect to each of the following as if they occurred on June 30, 2003:

  •
  the sale of the old notes and the application of the net proceeds thereafter together with cash on hand to repay the outstanding borrowings under our term loan facility and subordinated bridge facility;

  •
  the termination of our previous revolving credit facility and obtaining our 2003 Credit Facility;

  •
  the exchange offer; and

  •
  the write-off of approximately $4.4 million of deferred financing costs and debt discounts and the related tax benefit of approximately $1.7 million attributable to the subordinated bridge facility debt repaid and the term loan facility debt repaid and the termination of our previous revolving credit facility.

        The unaudited pro forma as adjusted consolidated balance sheet as of June 30, 2003 also gives effect to the following transactions as if they occurred on June 30, 2003:

  •
  the sale of 5,750,000 shares of common stock at the initial public offering price of $17.00 per share, to the extent the net proceeds are used to redeem the 9% senior notes due 2010 and purchase the Class B Preferred Stock;

  •
  the required repayment by management and other employees of $908,000 of promissory notes immediately prior to the completion of the initial public offering;

  •
  the application of the net proceeds from the initial public offering, after deducting the underwriting discount and commissions and estimated offering expenses together with the proceeds of $908,000 from the repayment of certain management notes receivable to redeem approximately $43.8 million in aggregate principal amount of the 9% senior notes due 2010 for approximately $47.7 million and to purchase for $27.0 million all of the outstanding shares of the Class B Preferred Stock;

  •
  the recognition of a charge of approximately $3.9 million and the related tax benefit of approximately $1.5 million attributable to the premium paid to redeem approximately $43.8 million in aggregate principal amount of the 9% senior notes due 2010;

  •
  the write-off of approximately $1.9 million of deferred financing costs and the related tax benefit of $730,000 attributable to the 9% senior notes due 2010 redeemed with a portion of the proceeds from the initial public offering;

  •
  the conversion of our Class A Preferred Stock outstanding as of June 30, 2003, including accrued dividends, into 3,740,575 shares of common stock upon completion of the initial public offering, at the initial public offering price of $17.00 per share;

  •
  the recognition of a beneficial conversion feature recorded as a deemed dividend of approximately $11.2 million on our Class A Preferred Stock upon conversion of the Class A Preferred Stock into common stock upon completion of the initial public offering; and

  •
  the recognition of stock-based compensation charges of approximately $10.7 million as a result of the completion of the initial public offering, at the initial public offering price of $17.00 per share.

        The unaudited pro forma consolidated financial information is based upon currently available information, assumptions, and estimates which we believe are reasonable. These assumptions and estimates, however, are subject to change. In our opinion, all adjustments have been made that are necessary to present fairly the pro forma data. The unaudited pro forma consolidated financial information is presented for informational purposes only and is not indicative of either future results of operations or results that might have been achieved if the transactions had been consummated as of January 1, 2002 or June 30, 2003. The pro forma consolidated financial information should be read in connection with our historical consolidated financial statements and those of DGS, together with the related notes thereto, that are included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2002
(dollars in thousands, except per share data)

	DigitalNet historical for the year ended December 31, 2002(A)	DigitalNet Government Solutions, LLC historical for the period from January 1, 2002 through November 25, 2002(A)	Acquisition and related financing adjustments		Pro forma for the year ended December 31, 2002		Notes adjustments		Initial public offering adjustments		Pro forma as adjusted for the year ended December 31, 2002
Revenues	$33,903	$333,910	$—		$367,813		$—		$—		$367,813
Costs of revenues	26,951	262,389	(1,322)	(B)	288,018		—		—		288,018

Gross profit	6,952	71,521	1,322		79,795		—		—		79,795
Operating expenses:
Selling, general and administrative	5,483	30,407	(566)	(B)	35,324		—		—		35,324
Acquisition and related expenses	921	—	—		921		—		—		921
Amortization of intangibles	800	—	9,711	(C)	10,511		—		—		10,511

Total operating expenses	7,204	30,407	9,145		46,756		—		—		46,756

Income (loss) from operations	(252)	41,114	(7,823)		33,039		—		—		33,039
Other income and (expense):
Interest income	29	1,960	—		1,989		—		—		1,989
Interest expense	(1,517)	—	(13,609)	(D)	(15,126)		2,543	(I)	4,205	(J)	(8,378)
Other expense	—	(16)	—		(16)		—		—		(16)

Total other income and (expense)	(1,488)	1,944	(13,609)		(13,153)		2,543		4,205		(6,405)

Income (loss) before income taxes	(1,740)	43,058	(21,432)		19,886		2,543		4,205		26,634
Provision (benefit) for income taxes	332	16,245	(9,174)	(E)	7,403		982	(E)	1,623		10,008

Net income (loss)	$(2,072)	$26,813	$(12,258)		$12,483		$1,561		$2,582		$16,626

Dividends and accretion on preferred stock	(11,752)		5,930	(F)	(5,822)		—		5,822	(K)	—

Net income (loss) attributable to common stockholders	$(13,824)		$(6,328)		$6,661		$1,561		$8,404		$16,626

Earnings (loss) per common share:
Basic earnings (loss) per common share	$(5.71)				$1.37						$1.14

Basic weighted average common shares outstanding	2,421,324				4,850,822	(G)					14,647,472	(L)

Diluted earnings (loss) per common share	$(5.71)				$1.28						$1.13

Diluted weighted average common shares outstanding	2,421,324				5,197,003	(H)					14,741,557	(M)

Ratio of earnings to fixed charges											3.75x

Unaudited Pro Forma Consolidated Statement of Operations
For the Six Months Ended June 30, 2002
(dollars in thousands, except per share data)

	DigitalNet historical for the six months ended June 30, 2002(A)	DigitalNet Government Solutions, LLC historical for the six months ended June 30, 2002(A)	Acquisition and related financing adjustments		Pro forma for the six months ended June 30, 2002		Notes adjustments		Initial public offering adjustments		Pro forma as adjusted for the six months ended June 30, 2002
Revenues	$—	$182,619	$—		$182,619		$—		$—		$182,619
Costs of revenues	—	142,886	(733)	(B)	142,153		—		—		142,153

Gross profit	—	39,733	733		40,466		—		—		40,466
Operating expenses:
Selling, general and administrative	748	17,039	(314)	(B)	17,473		—		—		17,473
Acquisition and related expenses	475	—	—		475		—		—		475
Amortization of intangibles	—	—	5,214	(C)	5,214		—		—		5,214

Total operating expenses	1,223	17,039	4,900		23,162		—		—		23,162

Income (loss) from operations	(1,223)	22,694	(4,167)		17,304		—		—		17,304
Other income and (expense):
Interest income	7	1,156	—		1,163		—		—		1,163
Interest expense	—	—	(8,023)	(D)	(8,023)		1,732	(I)	2,102	(J)	(4,189)
Other income	—	8	—		8		—		—		8

Total other income and (expense)	7	1,164	(8,023)		(6,852)		1,732		2,102		(3,018)

Income (loss) before income taxes	(1,216)	23,858	(12,190)		10,452		1,732		2,102		14,286
Provision (benefit) for income taxes	—	9,002	(4,995)	(E)	4,007		669	(E)	811	(E)	5,487

Net income (loss)	$(1,216)	$14,856	$(7,195)		$6,445		$1,063		$1,291		$8,799

Dividends on preferred stock	—		(2,844)	(F)	(2,844)		—		2,844	(K)	—

Net income (loss) attributable to common stockholders	$(1,216)		$(10,039)		$3,601		$1,063		$4,135		8,799

Earnings (loss) per common share:
Basic earnings (loss) per common share	$(0.68)				$0.81						$0.62

Basic weighted average common shares outstanding	1,788,944				4,462,853	(G)					14,228,694	(L)

Diluted earnings (loss) per common share	$(0.68)				$0.79						$0.61

Diluted weighted average common shares outstanding	1,788,944				4,548,235	(H)					14,314,076	(M)

Ratio of earnings to fixed charges											3.91x

Unaudited Pro Forma Consolidated Statement of Operations
For the Six Months Ended June 30, 2003
(dollars in thousands, except per share data)

	DigitalNet historical for the six months ended June 30, 2003	Notes adjustments		Initial public offering adjustments		Pro forma as adjusted for the six months ended June 30, 2003
Revenues	$160,312	$—		$—		$160,312
Costs of revenues	126,820	—		—		126,820

Gross Profit	33,492	—		—		33,492
Operating expenses:
Selling, general and administrative	17,371	—		—		17,371
Acquisition and related expenses	—	—		—		—
Amortization of intangibles	5,298	—		—		5,298

Total operating expenses	22,669	—		—		22,669

Income from operations	10,823	—		—		10,823
Other income and (expense):
Interest income	80	—		—		80
Interest expense	(8,141)	1,843	(I)	2,102	(J)	(4,196)
Other expense	(33)	—		—		(33)

Total other income and (expense)	(8,094)	1,843		2,102		(4,149)

Income before income taxes	2,729	1,843		2,102		6,674
Provision for income taxes	1,274	719	(E)	820	(E)	2,813

Net income	$1,455	$1,124		$1,282		$3,861

Dividends on preferred stock	(2,861)	—		2,861	(K)	—

Net income (loss) attributable to common stockholders	$(1,406)	$1,124		$4,143		$3,861

Net loss per common share:
Basic loss per common share	$(0.25)					$0.25

Basic weighted average common shares outstanding	5,541,831					15,253,775	(N)

Diluted loss per common share	$(0.25)					$0.25

Diluted weighted average common shares outstanding	5,541,831					15,348,561	(M)

Ratio of earnings to fixed charges						2.40x

Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 2003
(Dollars in thousands)

	DigitalNet historical as of June 30, 2003	Notes adjustments		Pro forma as of June 30, 2003	Initial public offering adjustments		Pro forma as adjusted as of June 30, 2003
Assets
Current assets:
Cash and cash equivalants	$3,374	$(2,821)	(O)	$553	$—		$553
Accounts receivable, net	59,518	—		59,518	—		59,518
Inventory, net	13,846	—		13,846	—		13,846
Prepaid expenses and other current assets	5,814	(98	)(P)	5,716	1,471	(V)	7,187

Total current assets	82,552	(2,919)		79,633	1,471		81,104

Other assets	3,920	2,428	(Q)	6,348	(1,872)	(W)	4,476
Property and equipment, net	12,761	—		12,761	—		12,761
Intangible assets, net	181,054	—		181,054	—		181,054

Total assets	$280,287	$(491)		$279,796	$(401)		$279,395

Liabilities, redeemable convertible securities, and stockholders' equity
Current liabilities:
Accounts payable	$10,959	$—		$10,959	$—		$10,959
Accrued expenses	32,427	(559	)(R)	31,868	(194)	(X)	31,674
Deferred revenues	10,325	—		10,325	—		10,325
Current portion of long-term debt	50,011	(50,011	)(S)	—	—		—

Total current liabilities	103,722	(50,570)		53,152	(194)		52,958

Long-term debt, net of current portion	72,201	52,799	(T)	125,000	(43,750)	(Y)	81,250
Other liabilities	5,818	—		5,818	—		5,818
Class A redeemable convertible preferred stock	63,590	—		63,590	(63,590)	(Z)	—
Class B redeemable convertible preferred stock	34,708	—		34,708	(34,708)	(AA)	—
Commitments and contingencies
Stockholders' equity:
Common Stock	7	—		7	9	(BB)	16
Additional paid-in capital	2,356	—		2,356	154,914	(BB)	157,270
Warrants	379	—		379	—		379
Deferred compensation	(271)	—		(271)	271	(CC)	—
Notes receivable from management	(908)	—		(908)	908	(DD)	—
Accumulated deficit	(1,315)	(2,720	)(U)	(4,035)	(14,261)	(EE)	(18,296)

Total stockholders' equity (deficit)	248	(2,720)		(2,472)	141,841		139,369

Total liabilities, redeemable convertible securities, and stockholders' equity	$280,287	$(491)		$279,796	$(401)		$279,395

DigitalNet Holdings, Inc.
Notes to Unaudited Pro Forma Consolidated Financial Statements

(A)
On November 26, 2002, we acquired all of the membership interests of DGS. Our results of operations for the year ended December 31, 2002 include the operating results of DGS from November 26, 2002 through December 31, 2002 along with our operating results for the entire year ended December 31, 2002.

(B)
Reflects the elimination of the pension and post-retirement medical and life insurance expense recognized by DGS in its historical financial statements. Immediately prior to the acquisition, DGS transferred all liabilities and assets related to these plans to its former parent, GetronicsWang Co., LLC.

(C)
Reflects amortization of identifiable intangible assets resulting from the allocation of the DGS purchase price. The following table details the intangible assets and the related amortization lives, methods, and amounts (dollars in thousands):

				Year ended December 31, 2002			Six months ended June 30, 2002
	Intangible asset amount	Useful life (in years)	Amortization method	DigitalNet historical amortization	Pro forma adjustment	Pro forma amortization	DigitalNet historical amortization	Pro forma adjustment	Pro forma amortization
Non-compete agreements	$41	2.5	Straight-line	$1	$15	$16	$—	$8	$8
Software	527	3	Straight-line	15	161	176	—	88	88
Customer relationships	33,547	8	Accelerated	784	9,535	10,319	—	5,118	5,118

Total	$34,115			$800	$9,711	$10,511	$—	$5,214	$5,214

  The lives represent management's estimates of the expected useful lives. Our estimates are based upon currently available information and assumptions that we believe are reasonable. However, there can be no assurance that the actual lives will not differ significantly from these estimates.

(D)
Reflects additional interest expense on the indebtedness incurred to finance the acquisition of DGS. The adjustment includes the following (dollars in thousands):

	Year ended December 31, 2002	Six months ended June 30, 2002
Interest on revolving credit facility (assumed weighted average interest rate of 5.1%)	$(133)	$(74)
Interest on term loan facility (assumed weighted average interest rate of 5.8%)	(4,074)	(2,302)
Interest on subordinated bridge facility (interest rate of 15.0%)	(5,949)	(3,300)
Amortization of debt discount on term loan facility	(174)	(101)
Amortization of debt discount on subordinated bridge facility	(337)	(252)
Amortization of deferred financing costs	(2,942)	(1,994)

	$(13,609)	$(8,023)

(E)
Reflects the incremental provision (benefit) for state and federal income taxes.

(F)
Reflects additional dividends on Class A Preferred Stock issued to finance the acquisition of DGS and Class B Preferred Stock issued as consideration in the purchase of DGS and eliminates the one-time accretion to record the Class A Preferred Stock at its redemption value recognized in the DigitalNet

  Holdings, Inc. historical financial statements for the year ended December 31, 2002. The adjustment includes the following (dollars in thousands):

	Year ended December 31, 2002	Six months ended June 30, 2002
Dividends on Class A Preferred Stock at 6.0%	$(3,403)	$(1,840)
Dividends on Class B Preferred Stock at 6.0%	(1,857)	(1,004)
Accretion on Class A Preferred Stock	11,190	—

	$5,930	$(2,844)

(G)
The pro forma basic weighted average common shares outstanding reflects the issuance of 2,371,025 shares of common stock issued in connection with the financing of our acquisition of DGS, as if the shares had been issued on January 1, 2002. The basic weighted average common shares also includes the effect of 676,666 shares of carried stock issued in connection with the financing of our acquisition of DGS as if such shares had been issued on January 1, 2002, with assumed vesting beginning on January 1, 2002.

  A reconciliation of the historical basic weighted average common shares outstanding to the pro forma basic weighted average common shares outstanding is as follows:

	Year ended December 31, 2002	Six months ended June 30, 2002
Historical basic weighted average common shares outstanding	2,421,324	1,788,944
Common stock issued on connection with the DGS acquisition	2,130,674	2,371,024
Vested carried stock issued in connection with the DGS acquisition	298,824	302,885

Pro forma and pro forma as adjusted basic weighted average common shares outstanding	4,850,822	4,462,853

(H)
The calculation of pro forma diluted weighted average common shares outstanding reflects:

•
the treasury stock effect of warrants to purchase 94,868 shares of common stock as if such warrants had been issued on January 1, 2002; and

•
the treasury stock effect of unvested shares of reserved stock and carried stock issued prior to our acquisition of DGS and unvested shares of restricted stock issued to other employees in 2002 (restricted stock) based upon their respective issue dates.

  A reconciliation of the basic weighted average common shares outstanding to the pro forma diluted weighted average common shares outstanding is as follows:

	Year ended December 31, 2002	Six months ended June 30, 2002
Pro forma and pro forma as adjusted basic weighted average common shares outstanding	4,850,822	4,462,853
Treasury stock effect of warrants	94,085	85,382
Treasury stock effect of unvested shares of reserved stock and carried stock issued prior to the acquisition of DGS and unvested shares of restricted stock	252,096	—

Pro forma and pro forma as adjusted diluted weighted average common shares outstanding	5,197,003	4,548,235

  The treasury stock effect of 532,167 unvested shares as of December 31, 2002 of reserved stock and carried stock issued in connection with the DGS acquisition have not been included in the calculation of the diluted weighted average shares outstanding because such effect is anti-dilutive.

(I)
Reflects the reduction of interest expense as a result of the repayment of $80.0 million of the term loan facility, $44.0 million of the subordinated bridge facility and borrowings under the revolving credit facility with the proceeds from the sale of the old notes together with cash on hand. Also reflects the incremental interest expense as a result of the sale of the old notes, the 2003 Credit Facility, and the deferred financing costs related the old notes, the 2003 Credit Facility and the exchange offer. The adjustment includes the following (dollars in thousands):

	Year ended December 31, 2002	Six months ended June 30, 2002	Six months ended June 30, 2003
Interest on revolving credit facility	$149	$74	$72
Interest on term loan facility	4,577	2,302	2,318
Interest on subordinated bridge facility	6,600	3,300	3,336
Amortization of debt discount on term loan facility	184	101	101
Amortization of debt discount on subordinated bridge facility	379	252	252
Amortization of deferred financing costs related to our existing senior credit facility and subordinated bridge facility	3,235	1,994	2,021
Interest on notes (interest rate of 9.0%)	(11,250)	(5,625)	(5,625)
Interest on the 2003 Credit Facility	(317)	(159)	(125)
Amortization of deferred financing costs related to the notes and the 2003 Credit Facility	(1,014)	(507)	(507)

	$2,543	$1,732	$1,843

  In connection with the DGS acquisition, the Company incurred $126.9 million of indebtedness, including borrowings under its previous revolving credit facility, to finance a portion of the acquisition. The calculation of the pro forma as adjusted interest expense assumes that $125.0 million of notes were outstanding during the year ended December 31, 2002 and the six months ended June 30, 2002 and 2003. The calculation of the pro forma as adjusted interest expense also assumes that $1.9 million of borrowings under the 2003 Credit Facility were outstanding for the six months ended June 30, 2002 and the year ended December 31, 2002. The Company repaid the borrowings outstanding under its previous revolving credit facility in January 2003. Accordingly, the interest related to the 2003 Credit Facility for the six months ended June 30, 2003 reflects this repayment.

(J)
Reflects the reduction of interest expense and amortization of deferred financing costs as a result of the redemption of approximately $43.8 million in aggregate principal amount of the 9% senior notes due 2010 with a portion of the proceeds from the initial public offering. The adjustment includes the following (dollars in thousands):

	Year ended December 31, 2002	Six months ended June 30, 2002	Six months ended June 30, 2003
Interest on notes (interest rate of 9%)	$3,938	$1,969	$1,969
Amortization of deferred financing costs related to the notes	267	133	133

	$4,205	$2,102	$2,102

(K)
Reflects the elimination of dividends on preferred stock as a result of the conversion of the outstanding shares of Class A Preferred Stock into common stock and the purchase of the outstanding shares of the Class B Preferred Stock upon the consummation of the initial public offering.

(L)
The pro forma as adjusted basic weighted average common shares outstanding reflects:

  •
  2,371,025 shares of common stock issued in connection with the financing of our acquisition of DGS, as if the shares had been issued on January 1, 2002;

  •
  951,406 shares of carried stock and reserved stock issued in connection with the financing of our acquisition of DGS, as if the shares had been issued on January 1, 2002, and with assumed vesting on January 1, 2002, as a result of the vesting that occurred upon consummation of the initial public offering;

  •
  1,187,803 shares of carried stock, reserved stock and restricted stock issued prior to the acquisition of DGS with assumed vesting on the date of issuance, as a result of the vesting that occurred upon consummation of the initial public offering;

  •
  shares of common stock issued in the initial public offering, to the extent such proceeds are used to redeem the 9% senior notes due 2010 and purchase Class B Preferred Stock; and

  •
  shares of common stock issued in connection with the conversion of the Class A Preferred Stock, including accrued dividends as of June 30, 2003, at the initial public offering price of $17.00 per share.

A reconciliation of the historical basic weighted average common shares outstanding to the pro forma as adjusted basic weighted average common shares outstanding is as follows:

	Year ended December 31, 2002	Six months ended June 30, 2002
Historical basic weighted average common shares outstanding	2,421,324	1,788,944
Common stock issued in connection with the DGS acquisition	2,130,674	2,371,024
Vested carried stock and reserved stock issued in connection with the DGS acquisition	910,351	951,405
Vested carried, reserved and restricted stock issued prior to the acquisition of DGS	664,374	596,572
Common stock issued in the initial public offering	4,780,174	4,780,174
Conversion of the Class A Preferred Stock	3,740,575	3,740,575

Pro forma as adjusted basic weighted average common shares outstanding	14,647,472	14,228,694

(M)
The calculation of pro forma as adjusted diluted weighted average common shares outstanding reflects the treasury stock effect of warrants to purchase 94,868 shares of common stock as if such warrants had been issued on January 1, 2002.

A reconciliation of the pro forma as adjusted basic weighted average common shares outstanding to the pro forma as adjusted diluted weighted average common shares outstanding is as follows:

	Year ended December 31, 2002	Six months ended June 30, 2002	Six months ended June 30, 2003
Pro forma as adjusted basic weighted average common shares outstanding	14,647,472	14,228,694	15,253,775
Treasury stock effect of warrants	94,085	85,382	94,786

Pro forma as adjusted diluted weighted average common shares outstanding	14,741,557	14,314,076	15,348,561

(N)
The pro forma as adjusted basic weighted average common shares outstanding reflects:

•
2,139,209 shares of carried stock, reserved stock, and restricted stock with assumed vesting on January 1, 2002 or the respective dates of issuance, as a result of the vesting that occurred upon consummation of the initial public offering;

•
shares of common stock issued in connection with the initial public offering, to the extent such proceeds are used to redeem the 9% senior notes due 2010 and to purchase Class B Preferred Stock; and

•
shares of common stock issued in connection with the conversion of the Class A Preferred Stock, including accrued dividends as of June 30, 2003, at the initial public offering price of $17.00 per share.

A reconciliation of the historical basic weighted average common shares outstanding to the pro forma as adjusted basic weighted average common shares outstanding as of June 30, 2003 is as follows:

Six months ended June 30, 2003
Historical basic weighted average common shares outstanding	5,541,831
Vested carried stock, reserved stock and restricted stock	1,191,195
Common stock issued in the initial public offering	4,780,174
Conversion of the Class A Preferred Stock	3,740,575

Pro forma as adjusted basic weighted average common shares outstanding	15,253,775

(O)
Reflects the cash, together with the proceeds from the sale of the old notes, used to repay the outstanding indebtedness under our subordinated bridge facility and term loan facility plus accrued interest and to pay the estimated financing costs that will be paid subsequent to June 30, 2003 related to the sale of the old notes, the exchange offer, and the 2003 Credit Facility. The adjustment includes the following (dollars in thousands):

Gross proceeds from sale of old notes	$125,000
Payment of financing costs	(4,968)
Repayment of subordinated bridge facility	(44,000)
Repayment of term loan facility	(78,750)
Payment of accrued interest	(103)

Net cash used	$(2,821)

(P)
Reflects the reclassification of financing costs accrued prior to June 30, 2003. Such costs were included in prepaid expenses and other current assets and will be reclassified to other long-term assets upon the sale of the old notes and the closing of the 2003 Credit Facility. Also reflects the recognition of the income tax benefit resulting from the write-off of previously deferred financing costs and debt discounts related to the repayment of indebtedness. The adjustment includes the following (dollars in thousands):

Reclassification of financing costs accrued prior to June 30, 2003	$(1,836)
Income tax benefit	1,738

$(98)

(Q)
Reflects the recognition of deferred financing costs incurred in connection with the sale of the old notes, the exchange offer, and the 2003 Credit Facility, less the write-off of previously deferred financing costs under our senior secured credit facility and subordinated bridge facility as follows (dollars in thousands):

Payment of financing costs subsequent to June 30, 2003	$4,968
Financing costs accrued but not paid as of June 30, 2003	(456)
Reclassification of financing costs accrued prior to June 30, 2003	1,836
Write-off of previously deferred financing costs	(3,920)

$2,428

(R)
Reflects the payment of approximately $18,000 and approximately $85,000 of accrued interest under our subordinated bridge facility and term loan facility, respectively, and the payment of $456,000 of financing costs accrued as of June 30, 2003 related to the sale of the old notes and our 2003 Credit Facility.

(S)
Reflects the repayment of borrowings under our subordinated bridge facility, the repayment of the current portion of our term loan facility, and the write-off of the related debt discounts as follows (dollars in thousands):

Repayment of subordinated bridge facility	$(44,000)
Write-off of discount on subordinated bridge facility	84
Repayment of current portion of term loan facility	(6,250)
Write-off of current portion of discount on term loan facility	155

$(50,011)

(T)
Reflects the sale of the old notes, the repayment of the long-term portion of our term loan facility, and the write-off of the related debt discount as follows (dollars in thousands):

Sale of the old notes	$125,000
Repayment of term loan facility, net of current portion	(72,500)
Write-off of discount on term loan facility, net of current portion	299

$52,799

(U)
Reflects the write-off, net of the related income tax benefit, of previously deferred financing costs and debt discounts related to the indebtedness repaid and the termination of our previous revolving credit facility as follows (dollars in thousands):

Write-off of previously deferred financing costs	$(3,920)
Write-off of discount on subordinated bridge facility	(84)
Write-off of discount on term loan facility	(454)
Income tax benefit	1,738

$(2,720)

(V)
Reflects the reclassification of transaction costs accrued prior to June 30, 2003 related to the initial public offering. Such costs were included in prepaid expenses and other current assets and will be reflected as a reduction in the proceeds of the initial public offering upon the consummation of the initial public offering. Also reflects the recognition of the income tax benefit resulting from the write-off of deferred financing costs attributable to the 9% senior notes due 2010 redeemed with a portion of the proceeds from this offering. The adjustment includes the following (dollars in thousands):

Reclassification of offering costs accrued prior to June 30, 2003	$(795)
Income tax benefit	2,266

$1,471

(W)
Reflects the write-off of deferred financing costs attributable to the 9% senior notes to be redeemed with a portion of the proceeds from the initial public offering.

(X)
Reflects the payment of initial public offering costs accrued but not paid as of June 30, 2003 related to the initial public offering.

(Y)
Reflects the redemption of approximately $43.8 million in aggregate principal amount of the 9% senior notes due 2010 in connection with the initial public offering.

(Z)
Reflects the conversion of the Class A Preferred Stock into common stock upon the consummation of the initial public offering.

(AA)
Reflects the purchase of the Class B Preferred Stock.

(BB)
Reflects the common stock issued in connection with the initial public offering, to the extent the proceeds are used to redeem 9% senior notes due 2010 and to purchase the outstanding shares of the Class B Preferred Stock, the conversion of the Class A Preferred Stock into common stock, the recognition of a beneficial conversion feature recorded as a deemed dividend on the Class A Preferred Stock, the recognition of stock-based compensation charges upon the consummation of the initial public offering and the excess of the carrying value of the Class B Preferred Stock over the purchase price. The adjustment includes the following (dollars in thousands):

	Shares of common stock	Common stock	Additional paid- in capital
Common stock issued in the initial public offering	4,742,160	$5	$73,174
Conversion of Class A Preferred Stock	3,740,575	4	63,586
Beneficial conversion feature on Class A Preferred Stock	—	—	11,190
Deemed dividend on Class A Preferred Stock	—	—	(11,190)
Stock-based compensation	—	—	10,446
Purchase of Class B Preferred Stock	—	—	7,708

	8,482,735	$9	$154,914

(CC)
Reflects the amortization of deferred compensation as a result of the accelerated vesting that occurred upon the consummation of the initial public offering.

(DD)
Reflects the required repayment of management promissory notes immediately prior to the initial public offering.

(EE)
Reflects the recognition of a charge, net of the related income tax benefit, attributable to the premium paid to redeem the 9% senior notes due 2010, the write-off, net of the related income tax benefit, of previously deferred financing costs related to the 9% senior notes due 2010 redeemed with a portion of the proceeds of the initial public offering, and the recognition of stock-based compensation charges in connection with the initial public offering as follows (dollars in thousands):

Premium paid to redeem the 9% senior notes due 2010	$(3,938)
Income tax benefit	1,536
Write-off of deferred financing costs	(1,872)
Income tax benefit	730
Stock-based compensation	(10,717)

$(14,261)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion of the financial condition and results of operations of DigitalNet Holdings, Inc. and its predecessor, Getronics Government Solutions, L.L.C., in conjunction with their respective consolidated financial statements and the related notes, "Unaudited Pro Forma Consolidated Financial Information" and "Selected Financial Data" included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding some of the risks and uncertainties that affect our business and the industry in which we operate and that apply to an investment in our common stock, please read "Risk Factors."

Overview

        We are a leading provider of managed network services, information security solutions, and application development and integration services to U.S. defense, intelligence, and civilian federal government agencies as measured by our revenues. Our comprehensive information technology services and solutions allow our federal government clients to outsource some or all of the activities relating to the design, implementation, integration, management, and security of their computer networks and systems. We are focused on increasing network reliability, reducing overall network costs, and simplifying timely migration of mission critical network computing environments to new technologies.

        In November 2002, we purchased Getronics Government Solutions, L.L.C., for $216.9 million of consideration, consisting of $183.4 million in cash and shares of our Class B Preferred Stock with an aggregate liquidation preference of $33.5 million. The cash portion of the purchase price and associated transaction costs were financed by a $63.6 million investment in our common stock and Class A Preferred Stock by GTCR, Ken S. Bajaj and Jack Pearlstein and their family entities, a $44.0 million bridge loan provided by Banc of America Mezzanine Capital LLC under our senior subordinated bridge facility, and approximately $82.9 million of borrowings under our $105.0 million senior credit facility.

        On July 3, 2003, we applied the net proceeds from the sale of the old notes to repay the indebtedness under our subordinated bridge facility and our senior credit facility. Concurrent with the completion of the offering of the old notes, we entered into our 2003 Credit Facility, which provides us with up to $50.0 million in borrowings under a senior secured revolving credit facility.

        Our total backlog was approximately $792 million as of December 31, 2002, of which approximately $109 million was funded, and was approximately $743 million as of June 30, 2003, of which approximately $119 million was funded. Excluding our NASA CSOC contract, our total backlog was approximately $744 million and our funded backlog was approximately $97 million as of December 31, 2002 and our total backlog was approximately $720 million and our funded backlog was approximately $96 million as of June 30, 2003. We expect to realize the remaining approximately $23 million of the backlog associated with our NASA CSOC contract as of June 30, 2003 as revenue during the last six months of 2003. After utilization of the $5.3 million loss accrual that has been established for the NASA CSOC contract, we estimate that there will be no gross margin on this contract during the year ended December 31, 2003. We utilized $1.8 million of this accrual in the six months ended June 30, 2003. Our backlog provides us with significant visibility and allows us to better manage our business. We review our backlog on a monthly basis to determine if any adjustments are necessary. Each year a significant portion of our revenues is derived from our total backlog, and a significant portion of our backlog represents work related to the continuation of managed network services and solutions under contracts or projects where we are the incumbent provider. We hold a number of contracts that provide for multiyear revenues. These contracts generate revenues over an initial base period, with one or more subsequent option periods, which may or may not be exercised by our customers. Revenues generated over a base period may or may not exceed the revenues generated over the sum of the option periods.

        Contracts funded by U.S. government agencies account for substantially all of our revenues. The pricing environment for our products and services has not fluctuated significantly over the past three years. For the year ended December 31, 2002 and the six months ended June 30, 2003, we derived 69% of our pro forma revenues and 69% of our revenues, respectively, from contracts in which we acted as the prime contractor. We enter into three basic types of contracts: time-and-materials, fixed-price, and cost-plus.

        Certain revenues and payments we receive are based on provisional billings and payments that are subject to adjustment under audit. U.S. government agencies and departments have the right to challenge our cost estimates and allocation methodologies with respect to government contracts. In addition, contracts with such agencies are subject to audit and possible adjustment to give effect to unallowable costs under cost-plus contracts or to other regulatory requirements affecting both cost-plus and fixed-price contracts.

        Under time-and-materials contracts, we are paid a fixed hourly rate for each direct labor hour expended and we are generally also reimbursed for allowable materials and out-of-pocket expenses. To the extent our actual labor hour costs vary from the negotiated hourly rates, we can generate more or less than the targeted amount of profit, or even incur a loss. Under fixed-price contracts, we agree to perform the specified work, or deliver a specified set of services, for a predetermined price. To the extent our actual costs vary from the estimates upon which the price was negotiated, we can generate more or less than the targeted amount of profit or even incur a loss. Some fixed-price contracts have a performance-based component, in which we can earn incentive payments or incur financial penalties based on our performance. Cost-plus contracts provide for reimbursement of allowable costs and the payment of a fee, which may be fixed, or performance based. The following table sets forth the percentage of our and our predecessor's revenues derived from each type of contract. Our information security solutions revenues are included in the fixed-price line item below.

	As a Percentage of Revenues:
	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
	Predecessor		Pro forma	Predecessor	Historical
Time-and-materials	44.4%	47.5%	49.4%	49.8%	42.6%
Fixed-price	46.7	43.1	40.8	39.9	47.4
Cost-plus	8.9	9.4	9.8	10.3	10.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

        Excluding revenues from our INS/FOS contract and our NASA CSOC contract, our contract mix as a percentage of pro forma revenues for the year ended December 31, 2002 would have been approximately 46.8% time-and-materials, approximately 39.3% fixed-price, and approximately 13.9% cost-plus, and our contract mix as a percentage of revenues for the six months ended June 30, 2003 would have been approximately 49.0% time-and-materials, approximately 39.4% fixed-price, and approximately 11.6% cost-plus.

        Our most significant expense is costs of revenues, which includes the costs of direct labor, subcontractors, materials, equipment, depreciation, travel, and an allocation of indirect costs. The depreciation included in costs of revenues primarily relates to computer hardware and software that we have purchased on behalf of our clients, for use by them, and to which we retain ownership. Indirect costs consist primarily of fringe benefits, human resources, recruiting, and certain other non-direct costs which are necessary to provide direct labor. The number and types of personnel, their salaries, and other costs, can have a significant impact on our costs of revenues.

        Our selling, general, and administrative expenses include costs not directly associated with performing work for our clients. These costs include salaries, wages, plus associated fringe benefits, stock-based compensation charges, rent, depreciation, travel, and insurance. Among the functions covered by these expenses are sales, business development, contracts, purchasing, legal, finance, accounting, management, human resources, information systems, and general management. Most of these costs are allowable costs under the cost accounting standards for contracting with the U.S. government and are recoverable under cost-plus contracts.

        Our acquisition and related expenses consist of lease costs related to the consolidation of our facilities and costs related to the identification and evaluation of potential acquisitions other than DGS that were not consummated.

Results of Operations

        For purposes of this management's discussion and analysis only, our results for the year ended December 31, 2002 discussed below represent our pro forma statement of operations giving effect to the acquisition of our predecessor, Getronics Government Solutions, L.L.C. and the related financing transactions as if such transactions had occurred on January 1, 2002, as further described in "Unaudited Pro Forma Consolidated Financial Information." Although this approach is not consistent with generally accepted accounting principles, we believe it is the most practical way to comment on the results of operations. Our pro forma results may not be indicative of results to be expected for future periods.

        The following table sets forth, for the periods indicated, (i) selected statements of operations data and (ii) selected statements of operations data expressed as a percentage of revenues (dollars in thousands):

	Year Ended December 31,						Six Months Ended June 30,
	2000	2001	2002	2000	2001	2002	2002	2003	2002	2003
	Predecessor		Pro forma	Predecessor		Pro forma	Predecessor	Historical	Predecessor	Historical
			(unaudited)				(unaudited)	(unaudited)
Revenues	$361,818	$346,773	$367,813	100.0%	100.0%	100.0%	$182,619	$160,312	100.0%	100.0%
Costs of revenues	313,028	277,087	288,018	86.5	79.9	78.3	142,886	126,820	78.2	79.1

Gross profit	48,790	69,686	79,795	13.5	20.1	21.7	39,733	33,492	21.8	20.9

Operating expenses:
Selling, general and administrative	44,534	36,671	35,324	12.3	10.6	9.6	17,039	17,371	9.3	10.8
Acquisition and related expenses	—	—	921	—	—	0.3	—	—	0.0	—
Amortization of intangibles	5,378	4,239	10,511	1.5	1.2	2.8	—	5,298	0.0	3.3

Total operating expenses	49,912	40,910	46,756	13.8	11.8	12.7	17,039	22,669	9.3	14.1

Operating (loss) income	(1,122)	28,776	33,039	(0.3)	8.3	9.0	22,694	10,823	12.5	6.8
Other income and (expense):
Interest income	7,603	4,852	1,989	2.1	1.4	0.5	1,156	80	0.6	0.0
Interest expense	—	—	(15,126)	—	—	(4.1)	—	(8,141)	—	(5.1)
Other expense	(6)	(806)	(16)	(0.0)	(0.2)	(0.0)	8	(33)	0.0	(0.0)

Total other income and (expense)	7,597	4,046	(13,153)	2.1	1.2	(3.6)	1,164	(8,094)	0.6	(5.1)

Income before provision for income taxes	6,475	32,822	19,886	1.8	9.5	5.4	23,858	2,729	13.1	1.7
Provision for income taxes	4,617	14,547	7,403	1.3	4.2	2.0	9,002	1,274	5.0	0.8

Net income	$1,858	$18,275	$12,483	0.5%	5.3%	3.4%	$14,856	$1,455	8.1%	0.9%

        The following table sets forth revenues, as adjusted, and costs of revenues, as adjusted, which represent revenues and costs of revenues as reported in the historical consolidated financial statements and consolidated pro forma statement of operations, for the periods indicated, less revenues and costs of revenues derived from our INS/FOS contract and our NASA CSOC contract (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
	Predecessor		Pro forma	Predecessor	Historical
			(unaudited)	(unaudited)	(unaudited)
Revenues, as reported	$361,818	$346,773	$367,813	$182,619	$160,312
Less:
INS/FOS contract	52,893	52,216	60,147	31,604	—
NASA CSOC contract	67,042	56,296	49,257	24,715	21,913

Revenues, as adjusted	$241,883	$238,261	$258,409	$126,300	$138,399

Costs of revenues, as reported	$313,028	$277,087	$288,018	$142,886	$126,820
Less:
INS/FOS contract	41,370	40,561	43,754	23,108	—
NASA CSOC contract	78,980	56,296	49,257	24,715	21,913

Costs of revenues, as adjusted	$192,678	$180,230	$195,007	$95,063	$104,907

Cost of revenues, as adjusted, as a percentage of revenues, as adjusted	79.7%	75.6%	75.5%	75.3%	75.8%

    DigitalNet for the Six Months Ended June 30, 2003 Compared to Predecessor's Six Months Ended June 30, 2002

        Revenues.    Revenues for the six months ended June 30, 2003 were $160.3 million, compared to revenues of $182.6 million for the six months ended June 30, 2002, representing a decrease of $22.3 million, or 12.2%. Approximately, $31.6 million of this decrease was due to the loss by our predecessor of the INS/FOS contract re-compete in September of 2002 and $2.8 million of this decrease was due to lower revenues derived from the NASA CSOC contract. We estimate that these decreases were partially offset by increases of approximately $7.0 million in managed network services revenues and approximately $2.5 million in information security solutions sales. Excluding revenues from both the INS/FOS and NASA CSOC contracts, revenues for the six months ended June 30, 2003 were $138.4 million, compared to revenues of $126.3 million for the six months ended June 30, 2002, representing an increase of 9.6%. For the six months ended June 30, 2003, we had no revenue from the INS/FOS contract. For the six months ended June 30, 2002, revenues from the INS/FOS contract were $31.6 million. For the six months ended June 30, 2003, revenues from the NASA CSOC contract were $21.9 million compared to $24.7 million for the six months ended June 30, 2002. Because the INS/FOS contract ended November 30, 2002 and our performance under the NASA CSOC contract will end on December 31, 2003, management believes that revenues and costs of revenues excluding these contracts presents investors with a more meaningful depiction of our ongoing business.

        Costs of Revenues.    Costs of revenues for the six months ended June 30, 2003 were $126.8 million, or 79.1% of revenues, compared to costs of revenues of $142.9 million, or 78.2% of revenues, for the six months ended June 30, 2002. Approximately $23.1 million of this decrease was due to the loss by our predecessor of the INS/FOS contract re-compete in September of 2002 and $2.8 million of this decrease was due to lower costs required to perform under the NASA CSOC contract. We estimate that these decreases were partially offset by cost increases of approximately $6.5 million related to performance under our managed network services contracts and approximately $727,000 related to information security solutions sales. Excluding costs of revenue from both the INS/FOS and NASA CSOC contracts, costs of revenues for the six months ended June 30, 2003 were $104.9 million, or 75.8% of revenues, compared to costs of revenues of $95.1 million, or 75.3% of revenues, for the six months ended June 30, 2002. For the six months ended June 30, 2002, costs of revenues from the INS/FOS contract were $23.1 million. For the six months ended June 30, 2003, costs of revenues from the NASA CSOC contract were $21.9 million, compared to $24.7 million for the six months ended June 30, 2002. The costs of revenue from the NASA CSOC contract were reduced by the usage of the related loss accrual for the six months ended June 30, 2003 by $1.8 million, compared to $3.0 million of usage of this loss accrual for the six months ended June 30, 2002.

        Selling, General and Administrative Expenses.    For the six months ended June 30, 2003, selling, general and administrative expenses were $17.4 million, or 10.8% of revenues, compared to $17.0 million, or 9.3% of revenues, for the six months ended June 30, 2002. During the six months ended June 30, 2003, we incurred approximately $485,000 in stock-based compensation charges related to shares of restricted stock held by certain employees. There was no stock-based compensation during the six months ended June 30, 2002. We expect our selling, general and administrative expenses to increase modestly as we increase our sales and marketing efforts.

        Amortization of Intangibles.    For the six months ended June 30, 2003, amortization expense was $5.3 million, or 3.3% of revenues. There was no amortization expense for the six months ended June 30, 2002. The amortization expense in 2003 is related to the amortization of intangibles resulting from the purchase of our predecessor.

        Operating Income.    For the six months ended June 30, 2003, operating income was $10.8 million, compared to $22.7 million for the six months ended June 30, 2002. The decrease in operating income was primarily due to the termination of the INS/FOS contract, under which our predecessor recognized a gross profit of approximately $8.5 million for the six months ended June 30, 2002 and $5.3 million of amortization expense for the six months ended June 30, 2003.

        Other Income and Expense.    For the six months ended June 30, 2003, interest income was approximately $80,000, compared to $1.2 million for the six months ended June 30, 2002. This decrease was attributable to both lower average cash balances maintained and declining interest rates during 2003. Interest expense for the six months ended June 30, 2003 was $8.1 million, and there was no interest expense for the six months ended June 30, 2002. Nearly all of the 2003 interest expense was attributable to the debt we issued in connection with the acquisition of our predecessor.

        Provision for Income Taxes.    For the six months ended June 30, 2003, our provision for income taxes was $1.3 million, compared to $9.0 million for the six months ended June 30, 2002.

    DigitalNet Pro Forma for the Year Ended December 31, 2002 Compared to Our Predecessor's Year Ended December 31, 2001

        Revenues.    Revenues for the year ended December 31, 2002 were $367.8 million, compared to revenues of $346.8 million for the year ended December 31, 2001, representing an increase of $21.0 million, or 6.1%. We estimate that $17.9 million of this increase was due to additional work generated under our managed network services contracts and approximately $3.6 million of this increase was due to increased information security solutions sales. Excluding revenues from both the INS/FOS contract and the NASA CSOC contract, revenues for the year ended December 31, 2002 were $258.4 million, compared to revenues of $238.3 million for the year ended December 31, 2001, representing an increase of 8.5%. For the year ended December 31, 2002, revenues from the INS/FOS contract were $60.1 million compared to $52.2 million for the year ended December 31, 2001. For the year ended December 31, 2002, revenues from the NASA CSOC contract were $49.3 million compared to $56.3 million for the year ended December 31, 2001. For the year ended December 31, 2002, we estimate that we derived approximately 31% of our revenues from contracts in which we acted as a subcontractor to other contractors.

        In September 1997, our predecessor was awarded a five-year contract with the INS to provide managed network services. In March 2002, the INS and the GSA began the process of re-competing this contract as a blanket purchase agreement under the GSA Information Technology Schedule. Our predecessor was notified in September 2002 that it was not awarded the re-competed contract. We do not expect to replace the revenues associated with the INS/FOS contract in the foreseeable future.

        In November 1998, Lockheed Martin awarded a subcontract to our predecessor to provide managed network services and telecommunications circuits to NASA under the NASA CSOC contract. The base period of this subcontract runs through December 31, 2003. Although we do not expect our subcontract to be renewed, we have agreed with Lockheed Martin to negotiate modifications to the subcontract, subject to our mutual agreement, except that Lockheed Martin has the option to purchase additional labor from us through December 31, 2004 on a time and material basis at agreed rates to facilitate the transition to the replacement or following-on contract. We expect to recognize approximately $47.6 million of revenues under this contract in 2003. We do not expect to recognize any revenues from this contract beyond 2003, nor do we expect to replace these revenues in the foreseeable future.

        Costs of Revenues.    Costs of revenues for the year ended December 31, 2002 were $288.0 million, or 78.3% of revenues, compared to costs of revenues of $277.1 million, or 79.9% of revenues, for the year ended December 31, 2001. Nearly all of this increase in costs was due to performing the additional task order requirements generated under our managed network services contracts. Excluding costs of revenues from both the INS/FOS and NASA CSOC contracts, costs of revenues for the year ended December 31, 2002 were $195.0 million, or 75.5% of revenues, compared to costs of revenues of $180.2 million, or 75.6% of revenues, for the year ended December 31, 2001. For the year ended December 31, 2002, costs of revenues from the INS/FOS contract were $43.8 million compared to $40.6 million for the year ended December 31, 2001. For the year ended December 31, 2002, costs of revenues from the NASA CSOC contract were $49.3 million compared to $56.3 million for the year ended December 31, 2001. The costs of revenue from the NASA CSOC contract were reduced by the usage of the loss reserve accrual for the year ended December 31, 2002 by $5.0 million, compared to $6.7 million of usage of the loss reserve accrual for the year ended December 31, 2001.

        In connection with the termination of our INS/FOS contract, we terminated approximately 580 of our employees in December 2002, most of whom were hired by the new contractor. We do not anticipate replacing these employees in the foreseeable future and anticipate that our costs of revenues will be proportionately smaller in the future.

        Selling, General, and Administrative Expenses.    For the year ended December 31, 2002, selling, general, and administrative expenses were $35.3 million, or 9.6% of revenues, compared to $36.7 million, or 10.6% of revenues, for the year ended December 31, 2001. This change included a decrease of approximately $3.3 million in selling, general, and administrative costs in 2002 as a result of personnel reductions and the implementation of other cost savings measures effected by our predecessor, which was offset by expenses of DigitalNet. During 2002, we incurred approximately $265,000 in stock-based compensation charges related to shares of restricted stock held by certain employees. Our predecessor did not incur stock-based compensation during the year ended December 31, 2001. We expect our selling, general and administrative expenses to increase modestly as we accelerate our sales and marketing efforts. We expect this increase to be offset by a decrease in selling, general and administrative expenses due to the reduction of our support personnel effected immediately following the loss of our INS/FOS contract.

        Acquisition and Related Expenses.    For the year ended December 31, 2002, acquisition and related expenses were $921,000, and consisted of lease costs related to the consolidation of our facilities and costs related to the identification and evaluation of potential acquisitions other than DGS that were not consummated. Our predecessor did not incur acquisition, and related expenses during the year ended December 31, 2001.

        Amortization of Intangibles.    For the year ended December 31, 2002, amortization expense was $10.5 million, compared to $4.2 million for the year ended December 31, 2001. On January 1, 2002, our predecessor adopted SFAS No. 142, Goodwill and Other Intangible Assets, and the goodwill and assembled workforce intangible assets from our predecessor's acquisitions were no longer amortized. The amortization expense of $10.5 million for the year ended December 31, 2002, was solely related to the amortization of intangibles resulting from the purchase of our predecessor.

        Operating Income.    For the year ended December 31, 2002, operating income was $33.0 million, compared to $28.8 million for the year ended December 31, 2001. The increase in operating income was primarily due to improved profitability from an increase of approximately $7.0 million in profits realized under our managed network services contracts and approximately $3.0 million in profits realized under our information security contracts, which were offset by a $6.3 million increase in amortization expenses.

        Other Income and Expense.    For the year ended December 31, 2002, interest income was $2.0 million, compared to $4.9 million for the year ended December 31, 2001. Nearly all of this decrease was attributable to declining interest rates during 2002. Interest expense for the year ended December 31, 2002 was $15.1 million. We had no interest expense for the year ended December 31, 2001. This interest expense was primarily attributable to the debt we issued in connection with the acquisition of our predecessor in 2002. For the year ended December 31, 2002, other expenses were $16,000, compared to $806,000 for the year ended December 31, 2001.

        Provision for Income Taxes.    For the year ended December 31, 2002, our provision for income taxes was $7.4 million, compared to $14.5 million for the year ended December 31, 2001.

    Getronics Government Solutions, L.L.C. (Predecessor Company) for the Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

        Revenues.    Revenues for the year ended December 31, 2001 were $346.8 million, compared to $361.8 million for the year ended December 31, 2000, representing a decrease of 4.2%. The decreased revenues resulted from an estimated reduction of approximately $5.9 million in information security sales and an estimated reduction of approximately $10.0 million in managed network services revenue. With respect to the decrease in information security solutions sales, residual backlog from Y2K-related orders in 1999 resulted in higher than normal revenues in 2000. The decreased managed network services revenues resulted from a reduction in managed network services revenues from NASA CSOC in 2001, which were partially offset by increased revenues generated under other managed network services contracts. Excluding revenues from both the INS/FOS contract and the NASA CSOC contract, revenues for the year ended December 31, 2001 were $238.3 million, compared to $241.9 million for the year ended December 31, 2000, representing a decrease of 1.5%. Revenues from the INS/FOS contract for the year ended December 31, 2001 were $52.2 million, compared to $52.9 million for the year ended December 31, 2000. Revenues from the NASA CSOC contract for the year ended December 31, 2001 were $56.3 million, compared to $67.0 million for the year ended December 31, 2000.

        Costs of Revenues.    Costs of revenues for the year ended December 31, 2001 were $277.1 million, or 79.9% of revenues, compared to $313.0 million, or 86.5% of revenues, for the year ended December 31, 2000. Approximately $16.9 million of this decrease was due to a loss reserve accrual we established in 2000 in connection with our NASA CSOC contract to recognize estimated losses through the contract term which ends December 31, 2003. Approximately $9.9 million of the remaining decrease was due to lower direct costs associated with information security solutions sales, and approximately $5.8 million was due to lower direct costs associated with our NASA CSOC managed network services revenues. Excluding costs of revenues from both the INS/FOS contract and the NASA CSOC contract, costs of revenues for the year ended December 31, 2001 were $180.2 million, or 75.6% of revenues, compared to $192.7 million, or 79.7% of revenues, for the year ended December 31, 2000. Costs of revenues from the INS/FOS contract for the year ended December 31, 2001 were $40.6 million, compared to $41.4 million for the year ended December 31, 2000. Costs of revenues from the NASA CSOC contract for the year ended December 31, 2001 were $56.3 million, compared to $79.0 million for the year ended December 31, 2000. The costs of revenue from the NASA CSOC contract has been reduced by the usage of the loss reserve accrual for the year ended December 31, 2001 by $6.7 million.

        Selling, General, and Administrative Expenses.    Selling, general, and administrative expenses for the year ended December 31, 2001 were $36.7 million, or 10.6% of revenues, compared to $44.5 million, or 12.3% of revenues, for the year ended December 31, 2000. Nearly all of this decrease was due to the reorganization plan our predecessor implemented in early 2001 that significantly reduced our selling, general, and administrative personnel, streamlined operations and improved overall operating efficiencies.

        Amortization of Intangibles.    Amortization expense for the year ended December 31, 2001 was $4.2 million, compared to $5.4 million for the year ended December 31, 2000. This decrease was primarily due to a reduction in amortization expense as intangible assets had become fully amortized.

        Operating Income.    For the year ended December 31, 2001, operating income was $28.8 million, compared to an operating loss of $1.1 million for the year ended December 31, 2000. Approximately $16.9 million of the increase in operating income in 2001 was due to the loss reserve we established in connection with our NASA CSOC contract in 2000. The remaining increase was primarily due to the reorganization plan our predecessor implemented in early 2001 that reduced our selling, general, and administrative expenses.

        Other Income and Expense.    For the year ended December 31, 2001, interest income was $4.9 million, compared to $7.6 million for the year ended December 31, 2000. Nearly all of this decrease was attributable to declining interest rates during the period. For the year ended December 31, 2001, other expenses were $806,000, compared to $6,000 for the year ended December 31, 2000.

        Provision for Income Taxes.    For the year ended December 31, 2001, our provision for income taxes was $14.5 million, compared to $4.6 million for the year ended December 31, 2000.

    DigitalNet Inception (September 7, 2001) through November 25, 2002

        DigitalNet was founded on September 7, 2001. From inception through November 25, 2002, our operating activities primarily consisted of developing a preliminary business plan, recruiting personnel, engaging in discussions with prospective lenders and strategic investors, identifying potential acquisition targets, and engaging in merger and acquisition discussions and due diligence efforts. After reviewing and evaluating more than 25 companies, we acquired our predecessor, Getronics Government Solutions, L.L.C., on November 26, 2002. Our expenses from inception through December 31, 2001 were $705,000. Our expenses from January 1, 2002 through November 25, 2002 were $2.3 million.

Deferred Income Taxes

        As of December 31, 2002 and June 30, 2003, we had an $833,000 net deferred income tax asset and a $441,000 net deferred income tax liability, respectively. As of December 31, 2002, we had $12.2 million of net operating loss carryforwards which expire through the year 2022.

Seasonality

        Our revenues, gross profit and operating income have typically been negatively affected in the quarter ending September 30, primarily due to lower staff utilization rates. These lower utilization rates are attributable both to summer vacations and to increased proposal activity in connection with the end of the federal government fiscal year. We expect to continue to experience this seasonality and our future periods may be materially affected by it.

        Our revenues, gross profit, and operating income has typically been positively affected in the quarter ending December 31, primarily due to increased information security solutions sales. The increased solutions sales levels are attributable to purchases made by our clients in advance of the federal government fiscal year.

Although we expect to continue to experience this seasonality, we cannot assure you that future periods will be positively affected by it.

Liquidity and Capital Resources

        Our primary liquidity and capital resource needs are to finance the costs of our operations, to make capital expenditures, and to service our debt. The proceeds from the sale of the old notes were used to repay the outstanding indebtedness under our subordinated bridge facility and term loan facility. As described in "Recent Developments," most of the proceeds of the initial public offering, together with proceeds of $908,000 from the repayment of certain management notes receivable, will be used to redeem a portion of the outstanding 9% senior notes due 2010 and were used to exercise our right of first refusal to purchase all of the outstanding Class B Preferred Stock. Assuming that the inital public offering was completed as of June 30, 2003, the remaining estimated proceeds of approximately $15.9 million from the initial public offering are available for general corporate purposes. Based upon our current level of operations, we expect that our cash flow from operations, together with the available proceeds from the initial public offering and the amounts we are able to borrow under our 2003 Credit Facility, will be adequate to meet our anticipated needs for the foreseeable future. In addition, we expect that our cash flow from operations will be adequate to meet all of our contractual cash obligations under the new notes, our 2003 Credit Facility and our operating leases. Although we have no specific current plans to do so, to the extent we decide to pursue one or more significant strategic acquisitions, we will likely need to incur additional debt or sell additional equity to finance the purchase of those businesses.

        Cash provided by (used in) operations was approximately $14.3 million for the six months ended June 30, 2003 and approximately ($2.5) million for the year ended December 31, 2002. Our predecessor's cash provided by operations was approximately $19.7 million for the six months ended June 30, 2002 and approximately $32.5 million for the year ended December 31, 2001. Cash provided by operations for the six months ended June 30, 2003 was attributable to net income of approximately $1.5 million, depreciation, amortization, and other non-cash expense items of approximately $13.4 million and an increase in net operating assets and liabilities of approximately $0.6 million. The increase in net operating assets and liabilities was primarily due to an increase in inventory of approximately $6.0 million related to an increase in customer delivery orders, an increase in prepaid expenses and other assets of approximately $3.1 million related primarily to deferred financing costs, a decrease in accounts payable and accrued expenses of approximately $4.9 million related to the payment of employee bonuses and interest and usage of the NASA CSOC loss reserve; offset by a decrease in accounts receivable of approximately $5.2 million due to the favorable timing of collections, and an increase in deferred revenues of approximately $7.9 million due to prepayments from customers. Cash used in operations for the year ended December 31, 2002 was attributable to a net loss of approximately $2.1 million, depreciation, amortization, and other non-cash expense items of approximately $2.6 million and an increase in net operating assets and liabilities of approximately $3.0 million. The increase in net operating assets and liabilities was primarily due to an increase in accounts receivable of approximately $1.4 million, an increase in inventory of approximately $1.0 million related to an increase in delivery orders, and the decrease in accounts payable and accrued expenses of approximately $0.2 million primarily related to the usage of the CSOC loss reserve. Our predecessor's cash provided by operations for the six months ended June 30, 2002 was attributable to net income of approximately $14.9 million, depreciation, amortization, and other non-cash expense items of approximately $11.6 million and an increase in net operating assets and liabilities of approximately $6.8 million. The increase in net operating assets and liabilities was primarily due to an increase in accounts receivable of approximately $1.3 million, an increase in inventory of approximately $2.5 million related to an increase in delivery orders, and the decrease in accounts payable and accrued expenses of approximately $3.3 million primarily due to the usage of the CSOC loss reserve. Our predecessor's cash provided by operations for the year ended December 31, 2001 was attributable to net income of approximately $18.3 million, depreciation, amortization, and other non-cash expense items of approximately $23.5 million and an increase in net operating assets and liabilities of approximately $9.3 million. The increase in net operating assets and liabilities was primarily due to an increase in inventory of approximately $0.7 million related to an increase in orders, a decrease in accounts payable and accrued expenses of approximately $15.4 million primarily due to the payment of severance costs, lease costs and the usage of the NASA CSOC loss reserve, offset by an increase in deferred revenue of approximately $0.8 million due to prepayments from customers, and a decrease in accounts receivable of approximately $5.9 million due to the favorable timing of collections.

        Cash used in investing activities was approximately $9.8 million for the six months ended June 30, 2003 and approximately $179.1 million for the year ended December 31, 2002. Our predecessor's cash used in investing activities was approximately $5.7 million for the six months ended June 30, 2002 and approximately $6.8 million for the year ended December 31, 2001. Cash used in investing activities for the six months ended June 30, 2003 consisted primarily of expenditures incurred in connection with the acquisition of our predecessor and capital expenditures. Cash used in investing activities for the year ended December 31, 2002 consisted primarily of expenditures incurred in connection with the acquisition of our predecessor. Our predecessor's cash used in investing activities for the six months ended June 30, 2002 and the year ended December 31, 2001 consisted primarily of capital expenditures. We currently expect to make approximately $8.0 million in capital expenditures on behalf of our customers in 2003, and an additional $2.0 million for general corporate purposes. Capital expenditures we make on behalf of our customers primarily represent computer hardware and software we purchase in connection with managed network services contracts. The timing and volume of such capital expenditures in the future will be affected by new contract wins or expansion of existing contracts. There are no individually large outstanding commitments for capital expenditures.

        Cash provided by (used in) financing activities was approximately ($5.0) million for the six months ended June 30, 2003 and approximately $185.0 million for the year ended December 31, 2002. Our predecessor's cash used in financing activities was approximately $19.2 million for the six months ended June 30, 2002 and approximately $25.2 million for the year ended December 31, 2001. Cash used in financing activities for the six months ended June 30, 2003 related to the repayment of debt under our revolving credit facility and term loan facility. Cash provided by financing activities for the year ended December 31, 2002 consisted primarily of borrowings (net of issuance costs) of approximately $120.7 million under our revolving credit facility, term loan facility, and subordinated bridge facility and proceeds from the issuance of common and preferred stock of approximately $63.7 million. Our predecessor's cash used in financing activities for the six months ended June 30, 2002 and for the year ended December 31, 2001 consisted of the net cash advanced to our predecessor's parent.

        Our net working capital was $(21.2) million as of June 30, 2003 and $(27.5) million as of December 31, 2002. Our predecessor's net working capital was $50.3 million as of June 30, 2002 and $46.7 million as of December 31, 2001. The decreases in our net working capital as of December 31, 2002 compared to our predecessor's net working capital as of June 30, 2002 and December 31, 2001 were due primarily to the current portion of the long-term debt that we incurred to finance the acquisition of our predecessor of approximately $48.5 million and a decrease in accounts receivable primarily due to the termination of the INS/FOS contract in November 2002 and certain accounts receivable associated with the NASA CSOC contract retained by the seller at the date of our acquisition of DGS in November 2002. The increase in our net working capital from December 31, 2002 to June 30, 2003 resulted primarily from the operations of the business.

    Senior Credit Facility

        On November 26, 2002, we entered into a secured credit agreement with a syndicate of financial institutions led by Bank of America, N.A. for the acquisition of DGS and for general corporate purposes. The credit agreement provided for an $80.0 million term loan facility and a $25.0 million revolving credit facility. Our revolving credit facility was receivables-based. As of June 30, 2003, we had $78.8 million in borrowings outstanding under the term loan facility and no borrowings outstanding under the revolving credit facility. As of June 30, 2003, the interest rate on the term loan facility was 5.6%. We repaid all amounts outstanding under our term loan facility and terminated the lending commitments under our senior credit facility concurrent with the closing of the offering of the old notes. Our 2003 Credit Facility is described under "Description of Certain Indebtedness."

    Bridge Loan Agreement

        In connection with the acquisition of DGS on November 26, 2002, we obtained a $44.0 million bridge loan from Banc of America Mezzanine Capital LLC, or BAMC, through the issuance of senior subordinated bridge notes. The bridge notes bore interest at an annual rate of 15%. All indebtedness under the bridge notes was required to be repaid in full no later than August 26, 2003, unless we exercised an extension option, in which case the bridge notes were required to be repaid in full on November 26, 2003. We repaid all outstanding indebtedness under our subordinated bridge facility with the proceeds of the sale of the old notes and terminated the lending commitments under our subordinated bridge facility concurrently.

Related Party Transactions

        Since our formation in September 2001, GTCR, Messrs. Bajaj, Pearlstein and Hanau and trusts for the benefit of the family members of Messrs. Bajaj and Pearlstein purchased, in the aggregate, 6,688,651 shares of our common stock and 61,376 shares of our Class A Preferred Stock. Messrs. Bajaj, Pearlstein and Hanau paid for these purchases in part with promissory notes, which had an aggregate outstanding balance, including interest, of $907,000 as of June 30, 2003.

        GTCR and DigitalNet are parties to a professional services agreement, dated as of September 7, 2001, which entitles GTCR to receive an annual fee of $200,000 until March 7, 2002, and $300,000 thereafter, paid in equal monthly installments, for providing financial and management consulting services to us. As of June 30, 2003, we have accrued, but not paid, $500,000 under the agreement. This agreement also entitles GTCR to receive an investment fee equal to 1% of the purchase price of the common stock and Class A Preferred Stock it purchases from us. We paid GTCR investment fees of approximately $10,000 and $613,000 in 2001 and 2002, respectively, and we paid GTCR no investment fees in the six months ended June 30, 2003, under this agreement.

        Since March 2003, we have issued three purchase orders totaling approximately $309,895, on a subcontract basis, to a company owned by J. Sunny Bajaj, the son of our Chairman and Chief Executive Officer. As of October 9, 2003, we have paid approximately $152,903 to the company pursuant to these purchase orders, and we anticipate that any remaining work under these orders will be invoiced and paid in the fourth quarter of 2003. Through these purchase orders, the company acted as a subcontractor under two of our civilian agency contracts, providing professional systems engineering and economic analysis services. These purchase orders were issued in the ordinary course of business and, based on our historic practices with respect to retaining subcontractors to provide services of a similar nature, we believe these services were provided on terms no less favorable to us than we would anticipate receiving from unrelated parties.

Commitments

        The following table summarizes our contractual obligations as of June 30, 2003 that require us to make future cash payments.

			Year ended December 31,
		Six months ended December 31, 2003
Contractual Cash Obligations	Total		2004	2005	2006	2007 and thereafter
	(dollars in thousands)
Long-term and short-term debt under our senior credit facility	$78,750	$3,750	$5,000	$10,000	$25,000	$35,000
Short-term debt under our subordinated bridge facility	44,000	44,000	—	—	—	—
Operating leases, net of sublease income	32,638	2,384	4,895	4,868	4,391	16,100
Severance arrangements	2,673	1,060	1,613	—	—	—

	$158,061	$51,194	$11,508	$14,868	$29,391	$51,100

        This table does not reflect potential payments to Getronics, NV in connection with the acquisition of our predecessor as discussed below.

        As described in "Use of Proceeds," we applied the proceeds of the sale of the old notes to repay the indebtedness under our subordinated bridge facility term loan facility. The $125.0 million principal and accrued interest under the new notes will be due in 2010, and any borrowings under our 2003 Credit Facility will be due in 2007.

        Based upon our current level of operations, we expect that our cash flow from operations will be adequate to meet all our contractual cash obligations under the new notes, our 2003 Credit Facility and our operating leases.

        On September 27, 2002, we entered into a purchase agreement, pursuant to which we acquired all the membership interests of DGS from GetronicsWang Co. LLC on November 26, 2002. The purchase price was subject to a post-closing adjustment based on the amount of working capital, depreciable assets and accrued contract losses set forth on the balance sheet of DGS prepared as of the day before the closing of the acquisition. This post-closing adjustment resulted in us owing approximately $8.2 million to Getronics, NV, and as such we have recorded a current liability for this amount on our December 31, 2002 balance sheet.

        In addition, the purchase agreement provided a sharing arrangement between GetronicsWang Co. LLC and us for accounts receivable we received and continue to receive under our NASA CSOC contract. Pursuant to the purchase agreement, we agreed to share receipts in respect of the accounts receivable from Lockheed Martin Space Operations Company that are not received in the ordinary course in the following order:

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  first, we were obligated to pay approximately $8.0 million in respect of undisputed accounts receivable to GetronicsWang Co. LLC;

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  second, we were entitled to retain approximately $8.5 million in respect of undisputed accounts receivable;

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  third, we were obligated to pay approximately $5.8 million in respect of disputed accounts receivable to GetronicsWang Co. LLC;

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  fourth, we were entitled to retain approximately $2.0 million in respect of disputed accounts receivable; and

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  finally, we were obligated to pay one half of all additional amounts received to GetronicsWang Co. LLC and we were entitled to retain the other half.

        The DGS pre-acquisition November 25, 2002 balance sheet included a total of $14.6 million of NASA CSOC receivables that will be collected by us but remitted to GetronicsWang Co. LLC. Because we are only collecting these receivables on behalf of GetronicsWang Co. LLC, they were not reflected as an acquired asset when performing the DGS purchase price allocation and accordingly do not appear on our December 31, 2002 balance sheet. In addition, we have not recorded a liability related to these amounts as we have no obligation to pay GetronicsWang Co. LLC in the event that the accounts receivable are not collected. We collected the entire $14.6 million of accounts receivable during the six months ended June 30, 2003 and have remitted $9.8 million to GetronicsWang Co. LLC as of June 30, 2003.

        In connection with the purchase agreement, we entered into an escrow agreement with GetronicsWang Co. LLC and State Street Bank and Trust Company. Under this agreement, GetronicsWang Co. LLC placed $10.6 million into an escrow account with State Street Bank and Trust Company. Subject to conditions set forth in the purchase agreement and the escrow agreement, to the extent that we did not receive the accounts receivable described above, the escrow agreement provided for the payment of up to $10.6 million of disputed and undisputed accounts receivable to us. In February 2003, we entered into a settlement agreement with GetronicsWang Co. LLC, pursuant to which approximately $9.6 million was released to GetronicsWang Co. LLC from escrow. Pursuant to the settlement agreement, we paid GetronicsWang Co. LLC approximately $8.3 million in full payment of the purchase price adjustment and approximately $8.0 million in full satisfaction of their undisputed accounts receivable. In July 2003, we entered into a letter agreement with Getronics Wang Co. LLC, pursuant to which we are required to pay Getronics Wang Co. LLC an aggregate amount of approximately $4.0 million in respect of disputed accounts receivable in monthly installments of approximately $1.0 million on the first business day of each of August, September, October and November 2003. Pursuant to the letter agreement, the remaining $1.0 million was released from escrow to Getronics Wang Co. LLC. All required payments under the letter agreement were paid.

Quantitative and Qualitative Disclosures About Market Risk

        Our principal exposure to market risk relates to changes in interest rates. At December 31, 2002 and at June 30, 2003, we had outstanding under our senior credit facility $83.9 million and $78.8 million, respectively, of loans with interest rates tied to changes in the British Bankers Association Interest Settlement Rate for deposits in dollars, Bank of America, N.A.'s prime rate or the federal funds rate. Based upon the outstanding borrowings at December 31, 2002 and June 30, 2003, each 1% increase in these rates could add an additional $839,000 and $788,000, respectively, to our interest expense. After the completion of the offering of the old notes, we repaid the outstanding indebtedness under our senior credit facility as described in "Use of Proceeds". The $125.0 million of indebtedness under the old notes is, and after the completion of the exchange offer, under the new notes will be, at a fixed interest rate and only the indebtedness under our 2003 Credit Facility will be subject to changes in interest rates.

Critical Accounting Policies

        Our significant accounting policies are described in Note 2 to our accompanying consolidated financial statements. We consider the accounting policies related to revenue recognition to be critical to the understanding of our results of operations. Critical accounting policies include the areas where we have made what we consider to be particularly difficult, subjective or complex judgments in making estimates, and where these estimates can significantly impact our financial results under different assumptions and conditions. We prepare our financial statements in conformity with generally accepted accounting principles in the United States. As such, we are required to make certain estimates, judgments, and assumptions that we believe are reasonable based upon the information available. These estimates, judgments, and assumptions affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the periods presented. Actual results could be different from these estimates.

    Revenues and Related Cost Recognition

        We recognize revenues under our government contracts when a contract has been executed, the contract price is fixed and determinable, delivery of services or products has occurred, and collection of the contract price is considered probable and can be reasonably estimated. We earn revenues under three basic types of contracts: time-and-materials, fixed-price and cost-plus contracts. Deferred revenues represent payments received for services not yet rendered to the client. We expense contract costs as incurred.

        We recognize revenues on time-and-materials contracts based on direct labor hours expended at contract billing rates, other billable direct costs and applicable indirect costs.

        Fixed-price contracts may include either a product delivery or specific service performance throughout a period. We recognize revenues on fixed-price contracts that provide for us to render services throughout a period as earned according to contract terms as the service is provided. The majority of revenues on our fixed-price service contracts relate to managed network service contracts in which customers receive a bundle of services often including management services, the use of our hardware and software, network administration services and help desk support. For these contracts in which services are bundled and sold, the delivery of an individual service by itself does not represent the culmination of the earnings process. Customers pay us and we recognize revenue based on fixed monthly prices often determined by the number of customer users. In other instances, we provide an individual customer with a number of different services that are generally documented through separately negotiated task orders that detail the services to be provided and our compensation for these services. Services rendered under each task order represent a discrete earnings process and are not dependent on any other service or product sold by us. We sell our XTS, TEMPEST and Zone products through this type of contract. Once delivered, these products do not require design, integration or implementation support for our customers to receive immediate product functionality. Accordingly, we recognize revenues and associated contract costs upon product delivery and customer acceptance, if required by the contract.

        Under cost-plus contracts, we are reimbursed for allowable costs, and are paid a fee, which may be fixed or performance-based. We recognize revenues on cost-plus contracts as we incur costs, plus an estimate of applicable fees earned. We consider fixed fees under cost-plus contracts to be earned in proportion of the allowable costs incurred in performance of the contract, which generally corresponds to the timing of contract billings. For cost-plus contracts that include performance based or fee incentives, we recognize the portion of the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the client regarding performance.

        Our contracts with agencies of the government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or annually throughout the contract consistent with the federal government's fiscal year. In evaluating the probability of funding for purposes of recognizing revenue and assessing collection of the contract price, we consider our previous experiences with our clients, communications with our clients regarding funding status, and our knowledge of available funding for the contract or program. If funding is not considered probable, we defer revenue recognition until realization is probable.

        Contract revenue recognition inherently involves estimation. From time to time, facts arise that require revisions to estimated total costs or expected revenues. We recognize the cumulative impact of any revisions to estimates and the full impact on anticipated losses on any type of contract in the period in which they become known.

        The allowability of certain costs under government contracts is subject to audit by the government. We charge certain indirect costs to contracts using provisional or estimated indirect rates, which are subject to later revisions based on governmental audits of those costs. We are of the opinion that costs subsequently disallowed, if any, would not be significant.

        Costs of revenues include the costs of direct labor, subcontractors, materials, equipment, depreciation, travel, and an allocation of indirect costs. The depreciation included in costs of revenues primarily relates to computer hardware and software that we have purchased on behalf of our clients, for use by them, and to which we retain ownership. Indirect costs consist primarily of fringe benefits, human resources, recruiting, and certain other non-direct costs which are necessary to provide direct labor. Most of these costs are allowable costs under the cost accounting rules for contracting with the government. As such, they may be directly reimbursed to us in cost-plus contracts, or they may be included in cost estimates used for bidding on our time-and-materials and fixed-price contracts.

Goodwill and Intangible Assets

        In connection with the acquisition of DGS and the related purchase price allocation, we recorded certain identifiable intangible assets and goodwill. The identifiable intangible assets consist of non-compete agreements, software, and customer relationships. The non-compete agreements and software are amortized on a straight-line basis over their estimated useful lives. The customer relationship intangible is amortized on an accelerated basis over its estimated useful life. We periodically review the remaining estimated useful lives of our intangible assets to determine if any revisions to our estimates are necessary.

        In accordance with Statement of Financial Accounting Standard, or SFAS, No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we review our long-lived assets including intangible assets other than goodwill, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine the recoverability of our intangible assets, we evaluate the probability that future estimated undiscounted net cash flows will be less than the carrying amount of the intangible assets, then such assets are written down to their fair value. Our estimates of anticipated cash flows and the remaining estimated useful lives of our intangible assets could be reduced significantly in the future. As a result, the carrying amount of our intangible assets could be reduced in the future.

        Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill. Under the non-amortization approach, goodwill is not amortized into results of operations, but instead is reviewed for impairment at least annually and written down and charged to operations only in the periods in which the recorded value of goodwill exceeds its fair value.

        SFAS No. 142 requires a two-step impairment test be performed at least annually using fair value measurement techniques to assess whether the recorded goodwill is impaired. The first step of the goodwill impairment test is used to identify potential impairment and requires us to compare the fair value of each of reporting unit to its carrying amount, including goodwill. To accomplish this, we must first identify our reporting units and determine the carrying value of each reporting unit by assigning our assets and liabilities, including goodwill, to each unit. We believe that we currently have one reporting unit for purposes of applying the impairment test required by SFAS No. 142. We then determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we will be required to perform the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. In the second step, we would be required to compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill would be determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combinations. The residual fair value after this allocation will be the implied fair value of the reporting unit goodwill. To the extent the implied fair value of the reporting unit goodwill is less than the carrying amount; we will be required to recognize an impairment loss. We have elected to perform the SFAS No. 142 impairment test annually as of October 31 of each calendar year. An interim goodwill impairment test would be performed if an event occurs or circumstances change between annual tests that would more likely then not reduce the fair value of a reporting unit below its carrying amount.

New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS, No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. We adopted SFAS No. 143 on January 1, 2003 and adoption of this standard did not have a material impact on our results of operations or financial position.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, and 64, Extinguishment of Debt Made to Satisfy Sinking Fund Requirements. Through this rescission, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. Adoption of SFAS No. 145 requires that any loss incurred by us through the early retirement of debt be reflected as a component of other income and expense and not treated as an extraordinary item.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs of Exit or Disposal Activities. SFAS No. 146 nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This statement requires that an exit or disposal activity related cost be recognized when the liability is incurred instead of when an entity commits to an exit plan. The provisions of SFAS No. 146 are effective for financial transactions initiated after December 31, 2002. We adopted SFAS No. 146 on January 1, 2003 and such adoption did not have a material impact on our results of operations or financial position.

        In December 2002, the Emerging Issues Task Force, or EITF, issued EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF 00-21 provides guidance on determining whether a revenue arrangement contains multiple deliverable items and if so, requires that revenue be allocated amongst the different items based on fair value. EITF 00-21 also requires that revenue on any item in a revenue arrangement with multiple deliverables not delivered completely must be deferred until delivery of the item is completed. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect that implementation of EITF 00-21 will have a material impact on our results of operations or financial position.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that have characteristics of both liabilities and equity. This statement is effective immediately for instruments entered into or modified after May 31, 2003 and for all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. However, the provisions of SFAS No. 150 will be applied to mandatorily redeemable instruments of nonpublic companies in fiscal periods beginning after December 15, 2003. Early adoption of SFAS No. 150 is not permitted. Application of this standard to pre-existing instruments will be recognized as a cumulative effect of a change in accounting principle. The provisions of this statement require that any financial instruments that are mandatorily redeemable on a fixed or determinable date or upon an event certain to occur be classified as liabilities. We are currently evaluating the impact of the adoption of this standard.

BUSINESS

Company Overview

        We are a leading provider of managed network, information security, and application development services and solutions to U.S. civilian, defense and intelligence federal government agencies as measured by our revenues. We have more than 30 years of proven experience in providing information technology services and solutions to our U.S. federal government clients. Our comprehensive information technology services and solutions allow our clients to outsource the design, implementation, integration, management, and security of their increasingly complex computer networks and systems. We are focused on increasing network reliability, reducing overall network costs, and rapidly migrating mission critical network computing environments to new technologies, which are critical elements for maintaining the daily operations of numerous federal agencies. Our actual and pro forma revenues for the year ended December 31, 2002 were approximately $33.9 million and $367.8 million respectively. Our revenues for the six months ended June 30, 2003 were approximately $160.3 million.

        We provide comprehensive information technology services and solutions through an integrated set of three core offerings:

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  Managed Network Services. We provide managed network services that help our clients more reliably and efficiently manage their increasingly complex network computing environments. For example, for one of our civilian agency clients who wanted to outsource a number of its managed network services requirements, we designed and currently maintain an improved network architecture that significantly increased network capacity and reliability for more than 17,000 users in more than 2,000 field locations across several different departments. We estimate that our managed network services represented approximately 72% of our pro forma revenues for the year ended December 31, 2002 and approximately 66% of our revenues for the six months ended June 30, 2003.

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  Information Security Solutions. We provide information security solutions that help our clients protect the availability, integrity, and confidentiality of their data and underlying computing systems. For example, for one of our intelligence agency clients who wanted to outsource a number of its managed network services requirements, we designed and currently maintain an improved network architecture and we engineered a number of security systems. In order to provide secure access for personnel working in overseas locations, we deployed security systems that operate at multiple security levels and allow increased flexibility, responsiveness and security in managing classified data. We estimate that our information security services and solutions represented approximately 15% of our pro forma revenues for the year ended December 31, 2002 and approximately 18% of our revenues for the six months ended June 30, 2003.

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  Application Development and Integration. We provide application development and integration services and solutions that help our clients more efficiently run their organizations through the use of customized software applications. We have developed electronic web-based procurement systems, logistics systems, financial systems, command and control systems, and knowledge management systems. For example, for one of our Department of Defense clients, we designed, developed, deployed, integrated and currently maintain a financial software application that is used to manage our client's standard accounting systems as well as its standard base supply and medical logistics systems. We estimate that our application development and integration services represented approximately 13% of our pro forma revenues for the year ended December 31, 2002 and approximately 16% of our revenues for the six months ended June 30, 2003.

Industry Overview

        Recent defense budgets are significantly higher than in prior years, particularly in areas related to intelligence, surveillance, reconnaissance and homeland security because of increased counter-terrorism activities following September 11, 2001, the U.S. military operations in Afghanistan, the war in Iraq and the resulting changes required in the Department of Defense to prepare for these types of events. The U.S. federal government is among the largest consumers of information technology services and solutions in the world. According to INPUT, an independent federal government market research firm, the overall federal information technology market for vendor-furnished information systems and services is expected to grow at a compound annual growth rate of 8.5% from $45.4 billion in federal fiscal year 2003 to $68.2 billion in federal fiscal year 2008. Federal government spending on outsourced information technology services, our primary market, is expected to grow at a compound annual growth rate of 12.6% from $8.9 billion in fiscal year 2003 to $16.1 billion in fiscal year 2008, according to INPUT. We believe that the continued increase in the federal government's spending on information technology over the next several years will be primarily driven by the following factors:

    Increased Spending on Defense, Intelligence, and Homeland Security Initiatives

        The terrorist attacks in the U.S. and throughout the world have stimulated an ongoing war on terror that has intensified the government's commitment to strengthen its defense, intelligence, and homeland security capabilities, resulting in the following trends:

        Increase in Overall Department of Defense Information Technology Spending.    The Department of Defense is the largest single buyer of goods and services in the world, and a large user of third-party information technology services and solutions. In October 2002, President Bush authorized $355 billion in defense spending in federal fiscal year 2003, an increase of approximately $37.0 billion, or 11.6%, over federal fiscal year 2002. According to the Government Electronics and Information Technology Association, a trade association representing government contractors in the high-tech industry, the Department of Defense's budget is expected to increase from $390 billion to $558 billion in current-year dollars by federal fiscal year 2013. According to INPUT, the Department of Defense's spending on information technology services and solutions is expected to increase from $21.2 billion in federal fiscal year 2003 to $31.5 billion in federal fiscal year 2008. We believe the Department of Defense's need to maintain and upgrade its existing information technology systems and to develop and deploy the next generation of its systems, including command, control, communications, computing, and intelligence systems will drive growth in overall information technology spending.

        Increase in Intelligence Spending.    The Department of Defense, as well as the other agencies that support U.S. intelligence initiatives rely heavily upon information superiority through information technology to perform activities such as the detection of terrorist activities. Although recent federal budget spending on intelligence related activities remains highly classified, the Director of Central Intelligence has indicated that federal budgets for intelligence related activities for federal fiscal years 1997 and 1998 were each in excess of $26.0 billion. We believe the budgets for intelligence related activities in federal fiscal year 2003 will provide an increase in funding to support the U.S. intelligence community's ongoing reliance on information superiority.

        Increase in Homeland Security Spending.    We believe federal government information technology spending over the next several years will be driven largely by homeland security initiatives that will affect every federal agency. According to the Government Electronics and Information Technology Association, federal spending on information security initiatives is expected to increase from approximately $2.6 billion in federal fiscal year 2001 to approximately $9.2 billion in federal fiscal year 2006, a compound annual growth rate of approximately 29%. We believe the growth in information technology spending for homeland security initiatives is driven by the government's reliance on information technology to detect planned terrorist attacks and the desire to thwart cyber-assaults. In addition, we believe significant resources will be devoted to integrating the unique information systems of 22 separate federal agencies as part of the creation of the Homeland Security department.

    Demand for Greater Government Efficiency and Effectiveness

        Federal government agencies are under increasing pressure to be more efficient and effective, which they are responding to by improving and upgrading their technological capabilities. We believe that one way in which federal agencies are attempting to drive greater efficiency and effectiveness is through outsourcing information technology services to third parties. In many cases, they have elected to transition their existing proprietary systems to emerging technologies that improve effectiveness, enhance productivity, and deliver new services. For example, the Government Paperwork Elimination Act requires all federal agencies to provide the public with electronic access to government services and documents by October 2003, and to give the public the option of submitting government forms electronically. The demand for greater government efficiency and effectiveness is driving a number of other trends in the federal government:

        Increase in Federal Government Dependence on Third-Party Information Technology Service Providers.    Outsourcing of information technology operations is becoming an increasingly attractive alternative for federal agencies that are striving to maintain their core functions with a shrinking information technology workforce, while at the same time upgrading technology and standardizing and streamlining operations. The National Academy of Public Administration estimates that approximately 50% of the federal government workforce will be eligible to retire by September 2006, which we believe will create a shortage of technically skilled federal employees.

        Continuing Impact of Federal Procurement Reform.    Over the past several years, federal government agencies have adopted procurement processes that provide increased flexibility and enable government entities to award contracts based on factors other than price alone, such as successful past performance and distinguishing corporate and technical capabilities. Changes in the procurement process have also streamlined the process of purchasing information technology services by reducing procurement time and acquisition costs. For example, the reform of the GSA Multiple Award Schedule in 1998 allowed agencies to take advantage of ordering services through pre-approved vendors and as a result, according to INPUT, the federal sales cycle has declined approximately 29% from federal fiscal year 1998 to federal fiscal year 2001. We believe that these contract reforms and the historical experience of government agencies has shifted government agencies' preference to procure on a best value basis rather than on a low cost basis. This shift has migrated an increasing amount of procurement to fixed-price contracts and away from cost-plus contracts.

    Increased Demand for Complex, Interoperable, and Reliable Networks

        The growth in network-dependent activities throughout the federal government requires complex network services and solutions that integrate a variety of systems and technologies from multiple vendors to link people and systems electronically. The lack of interoperability across the federal government's disparate networks and systems has become a primary concern in the aftermath of the September 11, 2001 terrorist attacks. The rapid pace of change in networking technology and the need for greater bandwidth has further increased the complexity of designing and implementing these network solutions. As hardware and software companies develop applications to more effectively and efficiently manage increasing volumes of information, rapid adoption of new technologies is required to support the networking activities of national defense, intelligence and homeland security initiatives, as well as the daily operations of federal government and civilian agencies. Accordingly, the demand for experienced professionals that can assist the federal government in designing, implementing, integrating, and managing complex network solutions has increased dramatically. According to INPUT, federal government spending on network services and network management is expected to grow at a compound annual growth rate of 9.6% from $2.7 billion in federal fiscal year 2003 to $4.3 billion in federal fiscal year 2008.

Competitive Strengths

        We believe we are well positioned to address the specific requirements of our clients because we possess the following key competitive strengths:

    Knowledge of Our Clients' Business Processes, Information Architecture and Technology Initiatives

        We have served a number of our clients for more than 10 years, including some for more than 30 years. Through these long-standing relationships, we have developed an extensive knowledge of our clients' business processes, cultures, contracting environments, information architectures, and technology initiatives, providing us with an opportunity to further expand these relationships. This knowledge also enhances our ability to deliver services and solutions that can be efficiently integrated with our clients' existing systems and business processes in a manner that is consistent with our clients' strategic goals. We have also strategically recruited employees with significant government, military, or technical experience to increase our knowledge of our clients' business processes and to extend our expertise into new areas. We believe the strength of our long-term relationships is demonstrated by our success in the task order renewal process.

    In-Depth Managed Network Computing and Information Security Expertise

        We believe our core strengths are in providing complex network and information security solutions.

        In-depth Network Computing.    Our expertise in complex network technologies covers the entire life cycle of an organization's network requirements, including network design, implementation, integration, and management. We consider an organization's network to extend from the desktop to the wide-area network. Our services and solutions allow our clients to more effectively and predictably manage their network, server, and desktop computing environments. Our services and solutions include network design, implementation, integration, and management. Our clients have the ability to outsource all of their network requirements to us, or they can retain control over certain aspects of their network and outsource only selected network management tasks. We have extensive experience in providing large scale network design and installation and managed network services. As of June 30, 2003, we managed and supported approximately 123,000 users across 24 different networks, including networks in the Department of Defense, the Department of the Treasury, the Department of State, and the Department of Justice.

        Information Security Expertise.    We offer a comprehensive, integrated set of information security services and solutions designed to meet our clients' information security needs. We evaluate our clients' security risks and develop a comprehensive plan to address these risks through the implementation, integration, and management of our information security solutions.

        As part of our information security services and solutions, we offer TEMPEST and Zone solutions to our clients. Our TEMPEST and Zone solutions involve modifying electronic equipment for our clients to eliminate or reduce electromagnetic radiation emanations to prevent electronic eavesdropping. We also offer, customize, integrate, and manage a secure software operating system called XTS, which enables network administrators to control the access, data processing, and storage capability of multiple users across disparate networks with differing security levels. This operating system has been evaluated by the National Security Agency, or NSA, and received a B3 rating. Division B is the second highest federal security level and B3 is the highest rating within that level. A B3-rated system is highly resistant to penetration and is tamper-proof.

    Highly Skilled Technical and Managerial Professionals

        We believe our competitive position is enhanced by our ability to attract, retain, and develop qualified technical and managerial professionals. As of September 10, 2003, approximately 80% of our nearly 1,650 employees were professional staff. As of June 30, 2003, approximately 62% of our employees held government security clearances and approximately 53% of these employees held Top Secret clearance or higher, allowing us to work with our clients in highly classified environments. As of December 31, 2002, approximately 49% of our professionals held at least one certification, and of those, more than half held two or more. These certifications include over 900 from Cisco, Microsoft, and Novell, and approximately 560 others, including Dell, OpenView, Sun Microsystems, TEMPEST, and Tivoli. We believe our technical and managerial training programs have contributed to our ability to attract and retain our professionals. For example, we have developed a Best Practices Program, which is required training for all of our program managers, deputy program managers, and business managers. This program focuses on teaching our managers how to comply with government regulations, successfully manage client programs, and develop themselves and their subordinates into better leaders for future assignment.

    Disciplined Program Management Review Process

        Our disciplined program management review process brings our project teams together on a regular basis to review each of our individual client programs. This review helps ensure that we are meeting project goals. Employees from our operations, human resources, contracts, and finance organizations meet, at a minimum, on a quarterly basis for each client program to discuss and evaluate the client program's progress and to develop a plan to ensure that the program is progressing on budget, on time, and that the client is satisfied. We also have implemented a Quality Initiative Program survey as part of our program management review process. This program allows us to assess our clients' views of our performance and to address any concerns that are identified.

    Experienced Management Team

        Our executive team includes Ken S. Bajaj, our Chairman and Chief Executive Officer, who has more than 27 years of experience in the information technology industry, including 17 years in a government contracting environment. Our core group of seven senior executives has an average of 18 years of experience in the information technology industry and an average of 15 years of experience providing information technology services and solutions to the federal government. For five of the last 13 years, our Chief Executive Officer has worked with the three members of DGS' senior management, who were responsible for managing substantially all of our revenues for the six months ended June 30, 2003. Our Chief Executive Officer and our Chief Financial Officer previously worked together at AppNet, Inc. in connection with the initial public offering and subsequent sale of AppNet to Commerce One, Inc. Members of our executive team have held senior positions with a number of large information technology services providers, such as Computer Sciences Corporation, Electronic Data Systems Corporation, Getronics NV, I-NET, Inc., Perot Systems Corporation, Wang Laboratories, Inc., Mantech International, Science Applications International Corporation, and General Dynamics.

Business Strategy

        Our objective is to continue to profitably grow our business as a leading provider of information technology services and solutions. Key elements of our strategy include:

    Leverage Our Differentiated Services and Solutions to Expand Our Client Base

        We believe our experience and highly differentiated services and solutions offerings will enable us to expand our client base in high growth areas of the federal information technology services market. We also believe our investment in emerging technologies, and our processes, methodologies, and best practices ensure high quality and consistent offerings in managed network services, information security solutions, and application development and integration solutions. We intend to continue to leverage our differentiated services and solutions to win contracts from new clients in the federal government. For example, we believe that we recently won a contract with the Federal Technology Services division of the GSA because of our differentiated approach to delivering managed network services. Under this contract, we will provide a variety of managed network services, including network design and engineering, implementation, configuration, and a variety of other ongoing network support services.

    Build on Our Longstanding Client Relationships to Cross-Sell Our Full Range of Services and Solutions

        We intend to continue our efforts to expand the scope of our existing client relationships by broadening the range of services we provide to our clients. Providing additional services to our clients should increase our overall knowledge of our clients' business and technical requirements, which we believe will contribute to increased use of our services over time. For example, we provided a Department of Justice client with help-desk support under a multi-million dollar blanket purchase agreement. Because of the client's overall satisfaction with our performance and knowledge of our other service offerings, we became one of its leading providers of managed network services and application development and integration solutions, including implementation of a BlackBerry wireless solution, the development of human resources applications, and the development of Remedy-based end user tools. This has resulted in an increase in pro forma revenues from this client of approximately $1 million, or 10%, for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

    Accelerate Our Sales and Marketing Efforts

        Our business development organization is responsible for marketing, developing and acquiring contracts within the federal government. We intend to accelerate our sales and marketing efforts by adding additional business development personnel, increasing our spending on bid and proposal efforts, and leveraging the industry relationships of Ken S. Bajaj, our Chief Executive Officer, and Steven Hanau, the President of DGS.

    Expand Our Services and Solutions Offerings

        We plan to continue expanding our offerings of directory services, mobile computing solutions, and secure remote access solutions. We intend to continue to expand our services and solutions in areas such as managed network services, information security services, and other emerging technologies. We maintain three state-of-the art technology labs where our networking and security engineers use their extensive experience to learn about and then test emerging technologies and products. These labs provide an environment for evaluating the performance and interoperability of networking and security solutions.

        Our advanced technology group develops methodologies and best practices for the introduction of the use of new technologies in our client engagements. For example, we have entered into a relationship with EMC Corporation and are currently training some of our professionals in EMC Storage Area Network (SAN) Operator and Builder technologies. Upon completion of this training program, these individuals will be certified by EMC to deliver SAN technology, which we believe is an important technology for many e-government initiatives.

    Pursue Strategic Acquisitions

        We may pursue strategic acquisitions that can cost-effectively add new clients, specific federal agency knowledge, or technological expertise to accelerate our access to existing or new markets. We plan to be very selective in our acquisition program and will focus on those businesses in either the government or commercial sectors that broaden and complement our existing expertise.

Our Services and Solutions

        We provide comprehensive information technology services and solutions through an integrated set of three core offerings:

  •
  managed network services and solutions;

  •
  information security services and solutions; and

  •
  application development and integration services and solutions.

        We provide many of our services under multi-year contracts.

    Managed Network Services and Solutions

        We provide managed network services that help our clients more reliably and efficiently manage their increasingly complex network computing environments. Our services and solutions can be delivered to our clients remotely and onsite. Our approach to providing managed network services and solutions is described in the following table.

Phase	Service/Solution		Description

Design	Network planning and	•	We review our client's:
	architecture		• overall network and individual user operating and performance requirements;
• existing network computing platform, including operating systems, hardware, software, and other tools; and
• business processes.
		•	We address deficiencies in the network, propose solutions to those deficiencies and recommend an optimal network structure.
		•	We recommend service level agreement requirements.
		•	We recommend specific hardware, software, tools, and architecture.

	Network design and	•	We design and engineer the network, tailoring its:
	engineering		• structure;
• traffic flow, end-user response times, load balancing, and capacity planning;
• installation;
• integration; and
• management
to our client's individual needs to ensure that all addressing, packet filtering, switching, security, and routing protocol issues can be easily resolved.
		•	We create a detailed network map with a number of different software tools.

Implement	Network components procurement	•	We source network hardware, software, and tools for our client from various manufacturers.

	Network components deployment	•	We provide overall project management, including monitoring the project's progress to ensure compliance with all network specifications.
		•	We stage, configure, and install each network component in its designated locations.

Integrate	Network integration	•	We integrate each component with the rest of our client's operating environment, verify component readiness, and ensure proper functioning of the operating environment through testing.
		•	We establish network baseline, operating, and performance characteristics.

Phase	Service/Solution		Description

Manage	Network management	•	We provide the following network support services either remotely from our premises or onsite:
			•	proactive monitoring and support, available twenty-four hours a day, seven days a week,
			•	proactive default diagnoses, end user notification, default resolution, troubleshooting, and technical assistance;
			•	real time reporting on overall network performance, transport provider performance, and cost analysis;
			•	network performance and cost auditing;
			•	overall network and network components maintenance;
			•	upgrading or otherwise changing network components as requirements or configurations change;
			•	review of software updates and releases and installation and configuration of new software and equipment as appropriate; and
			•	auditing the client's network infrastructure.

Train	Network training	•	We train our client's personnel to provide the network management functions listed above either in conjunction with our staff or to support their organization on a going forward basis.

        As part of our managed network services and solutions offerings, we have developed several services to assist us in assessing, monitoring, and managing our clients' network computing environments to improve network reliability and performance. Our Platform Performance Monitor service allows us to assess whether each individual component of a client's network is functioning properly. Our Network Performance Monitor service allows us to assess a client's network traffic patterns, network delays, and network failures. These tools help us provide improved network reliability and performance.

    Information Security Services and Solutions

        We provide information security services and solutions that help our clients protect the availability, integrity, and confidentiality of their data and underlying computing systems. Our approach to providing information security services and solutions is described in the following table.

Phase	Service/Solution		Description

Risk	Security assessment and	•	We review our client's network to:
Assessment	policy design		• assess the client's overall security program requirements; and
• identify the security risks within the client's network through various testing procedures.
		•	We prepare an overall security policy design proposal for our client, which includes specific security processes, procedures, and rules.

Design	Security planning and architecture	•	We design an overall security architecture for our client based upon:
• security policy design;
• technology platforms; and
• business processes.
		•	We recommend service level agreement requirements.
		•	We recommend specific hardware, software, tools, and security processes and procedures.
		•	We create an overall network security map with a number of different software tools to identify the networks' Internet and intranet perimeter points.

	Security design and	•	We design and engineer the network's security, tailoring its:
	engineering		• systems;
• installation;
• integration; and
• management
to our client's individual security needs.
		•	We design and engineer required firewalls, which are the electronic barriers between network segments and perimeter points.

Implement	Security component and tools procurement	•	We source security hardware, software, and tools for clients from various manufacturers.

	Security component modification	•	We modify network equipment we have sourced on our client's behalf, utilizing our TEMPEST and Zone solutions, in order to reduce the equipment's electromagnetic emanation levels to standards set by the NSA and other intelligence agencies.

	Security operating systems design	•	We design a secure operating system for our client utilizing our proprietary XTS solution to simplify network, operating system, and data access control.

Integrate	Security integration	•	We integrate each security component with the rest of our client's hardware and software operating environment.
		•	We perform various tests to ensure proper functioning.

Phase	Service/Solution		Description

Manage	Security management	•	We perform various security support services, which can be delivered remotely from our premises or onsite, including:
			•	proactive monitoring and review of firewall logs and alarms to detect suspicious activity;
			•	proactive intrusion detection monitoring at network perimeters;
			•	real-time reporting on security breaches and intruder access attempts;
			•	forensic and investigative support services to facilitate changes to the network and subsequent restoration of the integrity of the network in the event of a security breach;
			•	repelling attack attempts and barring the potential intruder from accessing the client's network;
			•	maintaining overall network security and security components;
			•	upgrading or otherwise changing of network security components as requirements or configurations change; and
			•	reviewing security software updates and releases and installation and configuration of new software as appropriate.
•
We provide a critical response team in the event of a security breach that restores the operational integrity of the system, maintains evidence, provides forensic and investigative services, and provides required changes to prevent recurrence of the breach.

Train	Security training	•	We train our client's internal personnel to provide the information security functions listed above either in conjunction with our staff or to support their organization on a going forward basis.

        As part of our information security offerings, we provide TEMPEST and Zone solutions to our clients. Our TEMPEST and Zone solutions involve modifying electronic equipment to eliminate or reduce electromagnetic radiation emanations to prevent electronic eavesdropping. This work is done in our Tewksbury, Massachusetts integration facility where we modify computer equipment and peripherals. The TEMPEST solution is designed to meet the standards set by the NSA.

        Our information security offerings also include a proprietary secure operating system called XTS, which we developed and customize to enable network administrators to control the access, data processing, and storage capability of multiple users across disparate networks with differing security levels. This operating system has been evaluated by the NSA and received a B3 rating. We are also in the process of updating and enhancing several of our other information security solutions, such as our High Assurance Web Guard, High Assurance Web Server, and High Assurance Directory Server solutions. We believe these solutions will augment our current XTS offering and meet our clients' continuing information security requirements.

        We also maintain three Special Compartmentalized Information Facilities, or SCIFs, which are specially designed and authorized to store U.S. government classified information and provide secure workspace, laboratory, and communications capabilities for classified-related work. Each of our SCIFs are accredited by U.S. intelligence agencies or military departments within the Department of Defense.

    Application Development and Integration Services and Solutions

        We provide application development and integration services and solutions that help our clients more efficiently run their organizations through the use of customized software applications. Our approach to providing application development and integration services and solutions is described in the following table.

Phase	Service/Solution		Description

Design/Develop	Application planning and strategy	•	We analyze our client's existing business and technology requirements.
		•	We recommend either that our client build a new, custom system or integrate a system based on customizing off-the-shelf software.

	Application development	•	For build strategies, we design and develop customized applications using a variety of software programming languages.

Implement	Application software procurement	•	For a solution that involves customizing off-the-shelf software, we procure an off-the-shelf application and customize it through additional programming to meet our client's specific requirements.

	Application deployment	•	We deploy applications in our client's network operating environment.

Integrate	Application	•	We integrate the application with the rest of our client's network hardware and integration software operating environment.
		•	We perform various tests to ensure proper functioning and interoperability within our client's network.

Manage	Application management	•	We perform various application support services, which can be delivered remotely from our premises or onsite, including:
• monitoring;
• maintenance;
• upgrading;
• modification; and
• troubleshooting.

Train	Application training	•	We train our client's personnel to provide the application development and integration functions listed above either in conjunction with our staff or to support their organization on a going forward basis.

        As part of our application development and integration services and solutions offerings, we have developed:

  •
  electronic web-based procurement systems that have significantly reduced procurement cycle time and submission costs for our clients;

  •
  logistics systems that register, forward, transport, validate, assign, and manage sensitive equipment;

  •
  financial systems that ensure compliance with all federal financial management regulations;

  •
  command and control systems that manage the mission critical aspects of weapons systems and their supporting operations; and

  •
  knowledge management systems.

        Our application development and integration services methodologies are based on the practice guidelines established within the capability maturity model, or CMM, advocated by the Software Engineering Institute, or SEI. The CMM assists organizations in the adoption and sustained use of standards of excellence for software development. We have established a data repository for software code that we have developed that may be reused in subsequent application development programs. We are in the process of obtaining CMMI Level 3 certification from SEI across our entire organization, and expect to complete this process by early 2004.

Representative Client Engagements

        The following case studies represent work performed under contracts where we provide two or more of our three core services and solutions.

    Civilian Agency Client

        Requirement:    Our client sought to outsource a number of design, implementation, integration, and management functions for its network computing environment in order to decrease the total costs of its network and improve overall operating efficiencies.

        Solution:    We designed an improved network architecture that provides significantly increased network capacity and reliability, upgraded remote access capabilities, and engineered an enterprise-wide storage area network solution built around an EMC Corporation Storage Area Network. We developed a secure access system utilizing smartcards, complete with PKI certificates and technology devoted to identification of individuals using biological traits, or biometrics. Using Microsoft SharePoint we built an internet-based portal solution for over 2,000 users, and also transferred those users to a common operating environment based on Microsoft Windows 2000 and Windows XP. We continue to use an extensive set of automated software tools to provide network performance monitoring and troubleshooting, BlackBerry wireless personal data assistant support, and end-user support, tracking, and resolution.

    Department of Defense Client

        Requirement:    Our Department of Defense client sought to outsource the design, development, implementation, integration and management of a financial software application to be used as its core general ledger accounting system in order to increase personnel productivity and reduce overall operating costs.

        Solution:    We custom built a financial software application that could be used to manage our client's standard accounting systems as well as its standard base supply and medical logistics systems. We designed and developed this software application, utilizing our internally developed access-based requirement management system tool and our application development methodology based upon SEI CMM Level 3 standards. We deployed the application in our client's network computing environment, integrated the application with the rest of its network hardware and software, and performed a number of tests to ensure that the applications and all other systems were functioning securely and properly. We continue to provide a number of ongoing application management and support services to our client including financial compliance certification, software monitoring and maintenance, software and systems modifications, systems migration, and user training.

    Civilian Agency Client

        Requirement:    Our client sought to outsource a number of its managed network services requirements, including design, implementation, integration and management functions in order to decrease the total costs of operating its network and improve overall operating efficiencies.

        Solution:    We designed an improved network architecture that significantly increased network capacity and reliability for more than 17,000 users in more than 2,000 field locations across several different departments. We engineered a secure access system for our client's wide-area-network, utilizing advanced user authentication methodologies in Windows NT and Windows 2000/Active Directory environments. We designed, deployed, and upgraded its next generation Microsoft Windows 2000/Exchange 2000 architecture, and a specialized email archiving solution to assist in managing electronic information. We continue to provide network performance monitoring and troubleshooting, and infrastructure support, and have also developed and administer a number of end-user and system manager training programs.

    Intelligence Agency Client

        Requirement:    Our intelligence agency client sought to outsource a number of design, implementation, integration, and management functions for its various network computing environments in order to decrease the total costs of operating its network and improve overall operating efficiencies.

        Solution:    Under this contract, we combined our client's existing network computing operating and performance requirements, its existing technology platforms, its existing business processes, and its ongoing infrastructure modernization program to create a number of solutions for users in multiple field locations. We designed an improved network architecture that provides significantly increased network capacity and reliability. In order to provide secure access for personnel working in overseas locations, we engineered a number of security systems that operate at multiple security levels, or multi-level security systems. These multi-level security systems are used in both mobile and fixed communications environments, providing more flexibility, responsiveness, and security in managing classified data. We continue to provide TEMPEST and Zone solutions to this client and continue to use an extensive set of automated software tools to provide it with network performance monitoring and troubleshooting, and other support services.

Intellectual Property

        We rely on a combination of patent and trade secret laws and contractual restrictions to protect our proprietary rights. We have filed a provisional patent application relating to our XTS operating system. There can be no assurance that we will be successful in obtaining patent protection for any of our intellectual property or that third parties will not challenge them. In addition, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that may be issued.

        We believe that we have a number of trade secrets that contribute to our success and competitive position, and we endeavor to protect the secrecy of this proprietary information. While we believe that retaining continuing protection of our trade secrets and confidential information is important, we are not materially dependent on any specific trade secret or group of trade secrets.

Clients

        We have a broad base of over 60 U.S. civilian, defense, and intelligence federal government agency clients on over 160 active engagements, across many defense, intelligence, and civilian agencies, which creates a diversified revenue stream. We have served many of our clients for over 10 years, and some for more than 30 years, which we believe fosters a stable and predictable business environment for us as we provide ongoing modifications and support for our solutions. We believe our long-standing relationships are due in large part to our technical expertise and proven performance on individual contracts, particularly in mission critical areas involving intelligence, national security, and other sensitive or classified government functions. We derived 62% of our pro forma revenues from civilian agency clients, 28% of our pro forma revenues from Department of Defense clients, and 8% of our pro forma revenues from intelligence agency clients for the year ended December 31, 2002. We derived 51% of our revenues from civilian agency clients, 34% of our revenues from Department of Defense clients, and 14% of our revenues from intelligence agency clients for the six months ended June 30, 2003. Excluding our INS/FOS and NASA CSOC contracts, we derived 47% of our pro forma revenues from civilian agency clients, 39% of our pro forma revenues from Department of Defense clients, and 11% of our pro forma revenues from intelligence agency clients for the year ended December 31, 2002. Excluding our INS/FOS and NASA CSOC contracts, we derived 43% of our revenues from civilian agency clients, 39% of our revenues from Department of Defense clients, and 17% of our revenues from intelligence agency clients for the six months ended June 30, 2003. Our most significant clients based on revenue include:

Department of Defense
        • Department of the Air Force
        • Department of the Army
        • Department of the Navy
        • Office of the Joint Chiefs of Staff
        • Office of the Secretary of Defense
        • Defense Logistics Agency
        • Defense Information Systems Agency
        • Defense Finance and Accounting Service

U.S. intelligence agencies	Civilian agencies
        • Department of Justice
            • Federal Bureau of Investigation
            • Executive Office of U.S. Attorneys
            • Antitrust Division
            • Criminal Division
            • U.S. Marshals Service
            • Immigration and Naturalization Service
            • Justice Management Division
        • Department of the Treasury
            • Internal Revenue Service
            • U.S. Customs Service
            • United States Mint
        • Department of State
        • General Services Administration
            • Federal Technology Service
        • United States Postal Service
        • National Aeronautics and
Space Administration

         Contracts for which we act as the prime contractor represented approximately 69% of our pro forma revenues for the year ended December 31, 2002 and approximately 69% of our revenues for the six months ended June 30, 2003. Excluding our INS/FOS and NASA CSOC contracts, contracts for which we act as the prime contractor represented approximately 75% of our pro forma revenues for the year ended December 31, 2002 and approximately 80% of our revenues for the six months ended June 30, 2003.

        For the year ended December 31, 2002, we had two contracts that accounted for more than 10% of our pro forma revenues. On a pro forma basis our INS/FOS contract, which ended on November 30, 2002, accounted for approximately 16% of our revenues for the year ended December 31, 2002. On a pro forma basis, our NASA CSOC contract represented approximately 13% of our revenues for the year ended December 31, 2002. Our NASA CSOC contract work was performed through a subcontract relationship with Lockheed Martin Corporation that will end in December 2003. Other than work for our NASA CSOC contract, we do not expect that any contract or program will account for more than 10% of our revenues for the year ending December 31, 2003.

Backlog

        We define total backlog as the estimate of the sum of:

  •
  the amount of revenue we expect to realize (i) over the remaining base contract performance period and (ii) from the exercise of option periods that we reasonably believe will be exercised, from signed contracts in hand as of the measurement date; and

  •
  the amount of revenue we expect to realize (i) over the remaining task order performance period and (ii) from the renewal of these task orders that we reasonably believe will be renewed, for a period not to exceed the ensuing five fiscal year ends, from signed task orders in hand as of the measurement date.

        We do not include in total backlog:

  •
  the expected amount of revenue that would be realized if, and when, we were successful in the re-compete of signed contracts in hand as of the measurement date;

  •
  the expected amount of revenue that would be realized from future unidentified growth on signed contracts and task orders in hand as of the measurement date; and

  •
  the expected amount of revenue to be realized from any information security solutions sales.

        Our total backlog was approximately $743 million and approximately $848 million as of June 30, 2003, and June 30, 2002, respectively. Excluding our INS/FOS and NASA CSOC contracts from our total backlog, our total backlog was approximately $720 million and approximately $760 million as of June 30, 2003 and June 30, 2002, respectively. As of June 30, 2003, we expected to recognize revenues from approximately 18% of our total backlog during the remaining six months of the year ended December 31, 2003.

        We define funded backlog as the portion of our backlog for which funding currently is appropriated and obligated to us under a signed contract or task order by the purchasing agency, or otherwise authorized for payment to us by a customer upon completion of a specified portion of work, less the amount of revenue we have previously recognized under the contract. Our funded backlog does not include the full potential value of our contracts, because Congress often appropriates funds to be used by an agency for a particular program or contract on a yearly or quarterly basis, even through the contract may call for performance over a number of years.

        Our funded backlog was approximately $119 million and approximately $165 million as of June 30, 2003 and June 30, 2002, respectively. Excluding our INS/FOS and NASA CSOC contracts from funded backlog, our funded backlog was approximately $96 million and approximately $125 million as of June 30, 2003 and June 30, 2002, respectively.

    Business Development

        Our business development organization, in cooperation with several of our other organizations, has designed systems and processes to successfully market, develop, and acquire contracts within the government sector. These systems and processes include the development and management of company-wide new business opportunity pipeline reports, the bid and proposal process, monthly agency and program account opportunity reviews, sales training, research, and competitive analyses.

        Our business development professionals are highly experienced in marketing to government clients and have extensive knowledge of both the services and solutions we offer, as well as the particular client's organization, mission culture, and technology initiatives. These professionals also possess a working knowledge of the rules governing the marketing limitations that are specific to the government arena. This includes knowledge of government funding systems, conflict of interest restrictions, procurement integrity limitations, and other pertinent procedural requirements designed to establish a competitive playing field and to ensure the appropriate use of public funds. In fulfilling its mission, the business development organization cooperates closely with the various operations groups and other support organizations.

        Our business development organization is responsible for managing the contract bidding process. For each new contract we bid for, members of our senior management team, along with the business development organization, go through the following three-step process:

  •
  opportunity identification;

  •
  target capture plan; and

  •
  proposal cycle.

        In the opportunity identification stage, we assess the value of and our likelihood of success in competing for a specific contract opportunity and consider, among other factors, our relationship with the specific agency, the strength of our services offering in relation to the contract requirements, potential competitors, and vulnerabilities of any existing contractor serving the client. In the target capture plan stage, we formalize an offer plan and assemble a program team to perform detailed competitive and investment return analyses. In the offer cycle stage, we conduct our formal bid proposal activities. For a description of the types of contracts we hold, see "Government Contracting and Regulatory Process—Types of Contracts."

Competition

        Our key competitors include divisions of large federal and informational technology services contractors such as Computer Sciences Corporation, Electronic Data Systems Corporation, Lockheed Martin Corporation, Northrop Grumman Corporation, and Science Applications International Corporation, as well as a number of smaller federal contractors with specialized capabilities, such as CACI International Inc, ManTech International Corporation, PEC Solutions, Inc., SRA International, Inc., and Veridian Corporation. Because of the diverse requirements of our U.S. government clients and the highly competitive nature of large procurement awards, companies frequently form teams to pursue contract opportunities. The same companies listed as our competitors will, at times, team with us in the pursuit of new business. We believe that the major competitive factors that affect our ability to compete are:

  •
  technical competencies;

  •
  knowledge of the client and their specific needs;

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  the reputation and results of past performance on similar engagements;

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  size;

  •
  key management and technical personnel;

  •
  number and level of security clearances; and

  •
  price.

        Although we believe that we compare favorably with our competitors based on many of these factors, we may not maintain our competitive position against current or potential competitors.

Employees

        Our ability to attract, train, and retain top quality employees is an important element in our ability to provide effective information technology services and solutions. As of June 30, 2003, we had approximately 1,650 employees, located in 21 states, Washington, D.C., and seven foreign countries. The depth and breadth of the security clearances held by our employees is instrumental in allowing us to compete for, and work on, classified projects. As of June 30, 2003, we had 1,022 cleared personnel, of which 182 possess TS/SCI-level clearances (including 123 with polygraphs), 363 possess top secret-level clearances, and 477 possess secret and confidential-level clearances. In addition, we had approximately 130 additional initial clearances pending as of June 30, 2003, which would provide an initial clearance for approximately 130 of our personnel. We endeavor to be an employer of choice in the government information technology industry, and we intend to improve our recruitment and retention efforts through the use of stock options and other incentive plans. None of our employees are represented by a labor union or subject to a collective bargaining agreement. We believe that our relations with our employees are good.

Facilities

        Our executive offices and principal operations are located at 2525 Network Place in Herndon, Virginia. We occupy approximately 290,000 square feet of leased space in Virginia, Massachusetts, Maryland,

Alabama, Colorado, Washington, D.C., Hawaii, Ohio, and Illinois. We also occupy government-provided facilities in a variety of locations to support ongoing contracts, and we maintain three Special Compartmentalized Information Facilities. Our Tewksbury, Massachusetts facility houses our TEMPEST and Zone activities and holds certification under the International Organization for Standards 9002, which is an international quality standard for sales, production, installation and distribution. We do not own any real estate and maintain flexibility in facility occupancy through termination options concurrent with contract terms in many of our leases. We believe that our facilities are adequate to meet our current needs, and that additional facilities will be available as we expand in the future.

Legal Proceedings

        From time to time, we are involved in various legal proceedings concerning matters arising in the ordinary course of business. We believe that any ultimate liability arising out of these proceedings will not have a material adverse effect on our financial position or results of operations.

GOVERNMENT CONTRACTING AND REGULATORY PROCESS

        The federal government contracting process differs in many ways from commercial contracting, and involves a high degree of government regulation and oversight.

Contracting Processes

        The Competition in Contracting Act of 1984 requires agencies to attain "full and open competition" in selecting companies to perform their contracts. If a U.S. government agency has a requirement for goods or services, it generally announces its requirements via a "Governmentwide point of entry" located on the Internet. Interested contractors submit information indicating their desire to perform the required services. The agency then solicits competitive proposals or bids from qualified contractors by providing them with a formal request for a proposal, or RFP, for negotiated procurements, or an invitation for bids, or IFB, for sealed bid procurements. The RFP or IFB describes the desired goods or services and terms and conditions that will form the final agency contract. In negotiated procurements, the RFP includes the evaluation criteria the agency will use to determine which contractor will be selected for the contract. Offerors then submit proposals in response to the RFP, and the agency evaluates all the proposals, asks for clarifications, and engages in discussions with offerors if necessary. Agencies are encouraged to award negotiated contracts on a "best value" basis. This means that the contractor selected for the award should, in the agency's judgment, provide the greatest overall benefit in response to the requirement, including technical merit, cost, and relevant past performance considerations. This process can sometimes take a year or more.

        In some cases, full and open competition is not required. Depending upon the circumstances, contracts can be awarded to us or other contractors on a "sole-source" basis. This can occur when the agency's need for the services is of such an unusual and compelling urgency that the U.S. would be seriously injured unless the agency is permitted to limit the number of sources from which it solicits bids or proposals. A contract can also be awarded to a contractor on a sole-source basis when the services needed by the agency are available from only one responsible source or only from a limited number of responsible sources and no other type of services will satisfy the needs of the agency. From time to time, we are awarded contracts on a sole-source basis.

        In recent years, several statutory and regulatory changes have significantly altered government procurement practices, increasing the number of procurement "vehicles" available to U.S. government clients to satisfy their requirements. U.S. government agencies are now more likely to use flexible contract vehicles that permit a number of firms to compete for specific orders. The GSA Multiple Award Schedule Program, or MAS, is an example of a flexible contract vehicle employed by the U.S. government. The GSA contracts with multiple vendors provide for the sale of commercial off-the-shelf information technology products and services, at predetermined prices, to authorized buyers. Those contracts involve services that are provided at fixed labor rates and individual agencies may place orders, receive services, and make payments directly to contractors under the GSA MAS contracts. Before placing an order, ordering offices are required to consider reasonably available information about the services offered under GSA MAS contracts by using "GSA Advantage!," an online ordering system that allows agencies to search through all GSA sources of supply and select the item that meets their requirements, or by reviewing catalogs and pricelists of at least three schedule contractors. In addition, the Department of Defense recently amended its procurement regulations to require contracting officers to provide fair notice of the intent to make a purchase exceeding $100,000 under a multiple award schedule to several, and often all, contractors offering the required services under the multiple award contract in question and to afford all contractors responding to such notice a fair opportunity to submit an offer and have that offer fairly considered.

        In addition to the MAS Program, we also hold other multiple award contracts with individual agencies called IDIQ contracts. IDIQ contracts, also known as task order contracts, are essentially umbrella contracts that set forth the basic terms and conditions under which the agency may order goods and services from one, and in some cases, more than one, contractor. Typically, these contracts will also specify the labor or skill categories that the government agency believes are necessary to perform the necessary contract work and may also specify the labor rates applicable for each contract labor and/or skill category. Federal law establishes a preference for multiple award IDIQ contracts. IDIQ contracts do not obligate the U.S. government to purchase goods or services above the minimum levels set forth in the contract. When task orders are issued under multiple award IDIQ contracts, each awardee should be given a fair opportunity to be considered for the task order. The agency desiring contract services will conduct a limited best value competition among the interested awardees, resulting in the issuance of a task order to a single contractor.

        A task order calls for a specific set of services to be delivered by the contractor to a particular client agency. In our experience, the key factors in bidding successfully for these task orders are technical merit, cost, relevant past performance considerations, and client trust. It has also been our experience that after winning a task order and providing the requested services, we will often receive successive task orders from the same agency for follow-on services as long as our client is satisfied with our work. From time to time we are also party to government-wide acquisitions contracts, which are IDIQ contracts that permit the aggregation of the requirements of multiple agencies in a single contract. This type of contract is intended to encourage contractors to offer the best possible prices and to reduce the costs associated with multiple acquisitions.

Types of Contracts

        We hold essentially three different, basic types of government contracts, each of which involves a different payment methodology and degree of risk of the cost of performance. These basic types of contracts are typically referred to as time-and-materials contracts, fixed-price contracts, and cost-plus contracts. Each of these basic contract types is described below.

    Time-and-Materials Contracts.

        Under a time-and-materials contract, our compensation is based on a fixed hourly rate established for specified labor or skill categories. We are paid at the established hourly rates for the hours we expend performing the work specified in the contract. Labor costs, overhead, general and administrative costs and profit are included in the fixed hourly rate. Materials, subcontractors, travel, and other direct costs are reimbursed at actual costs plus an amount for material handling. We make critical pricing assumptions and decisions when developing and proposing time-and-materials labor rates. We risk incurring a loss of profitability if our actual costs exceed the costs incorporated into the fixed hourly labor rate. One variation of a standard time-and-materials contract is a time-and-materials, award fee contract. Under this type of contract, a positive or negative incentive can be earned based on achievement against specific performance metrics, such as network availability. Historically, these types of contract incentives have not had a significant impact on our revenues.

    Fixed-Price Contracts.

        In a fixed-price contract, we must complete the work to receive the price, which is fixed and is not affected by the cost of performance. Thus, if our costs are greater than the price, we will suffer a loss and if our price is greater than the costs, we will realize a profit. Because we agree to accept the cost risk for the contract, there is greater risk involved with performing the contract, but there is also the possibility of receiving higher profit margins than those recognized on cost-plus and time-and-materials contracts, if work is performed or solutions are developed more efficiently than anticipated.

        One variation of a fixed-price contract is a fixed-unit-price contract, which we utilize primarily in our managed network services business. Customers can bundle a number of different combinations of services, such as hardware and software into a single price per month per user. For example, we provide one of our Department of Defense client's approximately 1,900 network users with network management services, network administration services and helpdesk services. We charge this client a fixed-unit-price per month for each user. We often commit to certain service-level agreements as part of these contracts where we must achieve certain pre-defined performance levels. If we are able to exceed these performance levels, we are able to earn additional performance-based compensation. Alternatively, if we do not meet these performance levels, we may be penalized by our customers and may be required to return a portion of our fixed-unit fee to our customers for the period during which we do not reach the performance levels. Historically, these types of contract incentives have not had a significant impact on our revenues.

    Cost-Plus Contracts.

        Cost-plus contracts provide for reimbursement of costs to the extent that such costs are reasonable, allowable, and allocable to the contract and for the payment of a "fee," which essentially represents the profit margin negotiated between the contractor and the contracting agency. There are three basic types of cost-plus contracts. Cost-plus incentive fee contracts provide for an initially negotiated fee that is adjusted based on a formula that provides, within limits, for increases or decreases based on the relationship of total allowable costs to target costs. Cost-plus award fee contracts provide for a fee consisting of a base amount fixed at inception and an award amount which varies based on the Government's evaluation of contractor performance. Cost-plus fixed fee contracts provide for a negotiated fee that is fixed at inception and does not vary with actual costs.

        Contracts may require completion of defined tasks or performance of a specific number of hours of service. Our total cost incurred on our cost-plus contracts cannot exceed the funded cost ceiling set forth in the contract without the approval of the agency. If a contracted task has not been completed or the specific number of hours of service have not been performed at the time the authorized cost is expended, we may be required to complete the work and be reimbursed for the additional costs with no increase in fee or the fee may be reduced proportionately to the number of hours actually provided. Even though cost-plus contracts are generally thought to involve a relatively low degree of risk, we try to carefully manage our cost-plus contracts to ensure that they are performed within the estimated cost and that the required work is completed and/or the minimum hours are provided.

        The following table sets forth the percentage of our and our predecessor's revenues derived from each type of contract:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
	Predecessor		Pro Forma	Predecessor	Historical
Time-and-materials contracts	44.4%	47.5%	49.4%	49.8%	42.6%
Fixed-price contracts	46.7	43.1	40.8	39.9	47.4
Cost-plus contracts	8.9	9.4	9.8	10.3	10.0

        Excluding revenues from our INS/FOS and NASA CSOC contracts, our contract mix as a percentage of pro forma revenues for the year ended December 31, 2002 would have been approximately 46.8% time-and-materials, approximately 39.3% fixed-price, and approximately 13.9% cost-plus, and our contract mix as a percentage of revenues for the six months ended June 30, 2003 would have been approximately 49.0% time-and-materials, approximately 39.4% fixed-price, and approximately 11.6% cost-plus.

Laws and Regulations Affecting Our Business

        U.S. government contracts are subject to a number of federal statutes and regulations, including the Federal Acquisition Regulation, or FAR, and agency supplements to the FAR. The FAR contains several regulations that affect us significantly.

        The Anti-Deficiency Act prohibits U.S. government employees from committing government funds by contract or otherwise, in excess or in advance of appropriations, unless authorized by a specific statute. Thus, work on our contracts may be limited by the availability of funds. Because Congress usually appropriates funds on a fiscal year basis, many of our contracts are incrementally funded by the agency as Congress makes appropriations for future fiscal years. In addition, the U.S. government uses FAR clauses, such as the Limitation of Cost and Limitation of Funds clauses, prescribed by FAR Subpart 32.7, to limit its liability arising from its employees involving the U.S. government in expenditures or liabilities beyond those authorized by contract. In many cases, contracts are awarded for only one year, with a number of (often four) successive option years.

        Disappointed bidders and firms excluded from competition for U.S. government contracts and task orders can avail themselves of FAR and General Accounting Office bid protest remedies by submitting an objection to the contracting officer or General Accounting Office within specified time limits. The U.S. Court of Federal Claims also has bid protest jurisdiction. Contract performance can be suspended while a protest is pending and the contract can be terminated if found to have been improperly awarded.

        Larger contracts may also be subject to the Truth in Negotiations Act and Cost Accounting Standards. The Truth in Negotiations Act requires us to provide current, accurate, and complete cost or pricing data in connection with the negotiation of a contract, modification, or task order that is not subject to full and open competition. Cost Accounting Standards require consistency of accounting practices over time and compliance with specific cost accounting criteria. FAR Part 31, "Contract Cost Principles, and Procedures," sets forth the rules regarding the allowability and allocability of costs incurred in connection with cost-plus U.S. government contracts. Similarly, GSA MAS contracts contain a price adjustment clause that allows the GSA to demand a refund, make a forward price adjustment, or terminate a contract for default if a contractor provided inaccurate or incomplete data to the GSA during the contract negotiation process.

        The FAR Changes Clause, prescribed by FAR Subpart 43.2, permits a contracting officer to make unilateral changes within the general scope of a contract at any time, by written order, in a number of contract areas. If a change under this clause causes an increase or decrease in the estimated cost of, or the time required for, performance of any part of the work under a changed contract, or otherwise affects any other terms and conditions of this contract, the contracting officer must make an equitable adjustment in the contract price or estimated cost, the delivery or completion schedule, the amount of any fixed fee, and other affected terms of the contract. In the event that the contractor and the government fail to agree upon such an adjustment, the contractor is obligated to perform the contract as changed pending resolution of the dispute.

        The U.S. government tries to avoid awarding contracts to companies that may have an organizational conflict of interest, or OCI. FAR Subpart 9.5 describes the situations that may result in an OCI and provides guidance to contracting officers in order to avoid and/or mitigate an actual or potential OCI. An OCI involves a situation that arises or might arise because the nature of the work to be performed by a contractor may, absent some restriction on future activities, result in an unfair competitive advantage to the contractor, impair the contractor's objectivity in performing the contract work, or make the contractor potentially unable to render impartial assistance or advice to the U.S. government. The contracting officer is responsible for resolving any significant potential OCIs before a contract award is made. We have a company-wide policy regarding acceptance of and compliance with contractual OCI provisions and a database in which OCI restrictions are logged. These types of restrictions may restrict our ability to obtain additional work related to certain tasks that we currently perform or performed in the past.

        To the extent that we fail to comply with procurement requirements, the U.S. government may demand an adjustment in contract prices or costs. In addition, changes in cost accounting practices are subject to a required procedure for determining the cost impact of the change. The U.S. government is generally protected from paying increased costs resulting from a contractor's accounting changes.

        Our books and records are subject to audit by the DCAA and other audit agencies, to ensure that the costs and hourly rates for which we invoice the U.S. government under cost-plus and time-and-materials contracts are in compliance with the Cost Accounting Principles, Cost Accounting Standards, and FAR Cost Principles and Procedures and are otherwise in compliance with contract requirements. These audits can result in adjustments to contract costs and fees, as well as penalties and interest costs. The U.S. government retains a portion of the fee earned by us under cost-plus contracts until contract completion and audit by the DCAA or other audit agencies. Our incurred cost submissions have been audited by the DCAA through December 31, 2000. Costs for which we were reimbursed after January 1, 2001 may be subsequently disallowed upon the completion of the audit. In the opinion of management, the audits for fiscal years 2001 through 2002 will not result in adjustments that would have a material adverse effect on our financial position or results of operations, however, future material adjustments are possible. In addition, our GSA MAS work is subject to audit by the GSA Inspector General to ensure that we are in compliance with the provisions in our GSA MAS contracts. In particular, the price reductions clause in a GSA MAS contract identifies certain events that may trigger a price reduction, including revisions to price lists or other documents upon which the contract award was predicated, the granting of more favorable discounts or terms and conditions than those contained in the contract award, or the granting of special discounts to certain clients.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors, and their respective ages and positions, are set forth below.

Name	Age	Position
Ken S. Bajaj	61	Chairman, Chief Executive Officer and President
Jack Pearlstein	39	Chief Financial Officer, Treasurer and Secretary
Steven L. Hanau	58	Senior Vice President
Michael C. Sanders	47	Senior Vice President and Chief Operating Officer, Civilian Operations of DGS
Michael McHugh	44	Senior Vice President, Department of Defense and NASA Operations of DGS
William Anderson	54	Senior Vice President, Secure Interoperable Solutions of DGS
Mitchell Rambler	53	Senior Vice President, Military Programs of DGS
Bruce V. Rauner	47	Director
Philip A. Canfield	35	Director
Craig A. Bondy	30	Director
The Hon. Richard N. Perle	61	Director
Edward C. Meyer	74	Director
Alan G. Merten	61	Director
Stuart J. Yarbrough	52	Director

        Mr. Bajaj has served as the Chairman of our board of directors and as our Chief Executive Officer and President since our inception in September 2001. Mr. Bajaj also serves as the Chief Executive Officer and the Chairman of the board of managers of DGS. From September 2000 until June 2001, Mr. Bajaj served as Executive Vice President and Group President of Commerce One, Inc.'s Global Services division, which he joined in September 2000 when Commerce One, Inc. acquired AppNet, Inc. From November 1997 until September 2000, Mr. Bajaj was Chairman, President and Chief Executive Officer of AppNet, Inc. From March 1997 until November 1997, Mr. Bajaj was Vice Chairman of Wang Laboratories, Inc., which he joined in 1996 when Wang Laboratories, Inc. acquired I-NET, Inc., where Mr. Bajaj served as Executive Vice President from 1988 until 1994 and President from 1994 until 1996. Prior to I-NET, Inc., Mr. Bajaj was a senior executive at Electronic Data Systems Corporation and Perot Systems Corporation. Mr. Bajaj has an M.S. in Electrical Engineering from the University of Toronto and a Ph.D. in Systems Science from Michigan State University.

        Mr. Pearlstein has served as our Chief Financial Officer, Treasurer and Secretary since our inception in September 2001. Mr. Pearlstein also serves as a Senior Vice President and the Assistant Secretary of DGS. From September 2000 until July 2001, Mr. Pearlstein served as Chief Financial Officer of Commerce One, Inc.'s Global Services division, which he joined in September 2000 when Commerce One, Inc. acquired AppNet, Inc. From July 1998 until September 2000, Mr. Pearlstein was AppNet's Senior Vice President and from May 1999 until September 2000, Mr. Pearlstein was AppNet's Chief Financial Officer and Treasurer. From November 1996 until July 1998, Mr. Pearlstein was a Managing Director and Principal of Foxhall Capital, LLC. Mr. Pearlstein has a B.S. in Accounting from New York University and an M.B.A. in Finance from the George Washington University.

        Mr. Hanau has served as our Senior Vice President since January 2003. Mr. Hanau also serves as the President of DGS. From January 2002 until January 2003, Mr. Hanau was a consultant to us. From September 2000 until December 2001, Mr. Hanau served as Senior Vice President of Marketplace Services for Commerce One, Inc., which he joined in September 2000 when Commerce One, Inc. acquired AppNet, Inc. From April 2000 until September 2000, he served as AppNet's Senior Vice President of Managed Application and Outsourcing Services. From September 1996 until April 2000, Mr. Hanau served as President, Enterprise Managed Services for Wang Global and Getronics NV, which he joined in 1996 when Wang Laboratories, Inc. acquired I-NET, Inc. Mr. Hanau holds a B.S. in Engineering from the United States Military Academy, an M.B.A. from Long Island University and a Masters degree in Operations Research from Stanford University.

        Mr. Sanders has served as Senior Vice President and Chief Operating Officer, Civilian Operations of DGS since August 1999. From July 1996 until August 1999, Mr. Sanders served as Senior Vice President and General Manager of Wang Laboratories, Inc., which he joined in 1996 when Wang Laboratories acquired I-NET, Inc., where Mr. Sanders served as Group President since July 1995 and as Program Director/Manager from November 1990 until July 1995. Mr. Sanders holds a B.A. in Sociology from The College of William and Mary and an M.B.A. in Executive Management from George Mason University.

        Mr. McHugh has served as Senior Vice President of DGS since February 2003, and as Senior Vice President, Department of Defense and NASA Operations of DGS since May 2003. From April 1998 until February 2003, Mr. McHugh was Senior Vice President of the Technology Solutions Division of Butler International, Inc. From November 1996 until January 1998, he served as President of North American Sales for Wang Global, which he joined in 1996 when Wang Laboratories, Inc. acquired I-Net, Inc. Mr. McHugh has a B.S. in Management Information Systems from Old Dominion University.

        Mr. Anderson has served as Senior Vice President, Secure Interoperable Solutions of DGS since March 2003. From July 2002 until March 2003, Mr. Anderson served as President, Global Technology Systems of Perot Systems Government Services, which he joined in 2002 when Perot Systems acquired ADI Technology, Inc., where Mr. Anderson served as President and Chief Executive Officer since June 2000 and as Senior Vice President and Chief Operating Officer from May 1998 until June 2000. From July 1995 until May 1998, Mr. Anderson was the Executive Vice President and Chief Operating Officer for NCI Information Systems. From December 1990 until July 1995, Mr. Anderson served as Group President and Vice President of I-NET, Inc. Prior to I-NET, Inc., Mr. Anderson held senior executive positions with Planning Research Corporation (PRC), Inc., General Dynamics, and Science Applications International Corporation (SAIC). Mr. Anderson has a B.A. in Management and Computer Science from the University of South Florida.

        Dr. Rambler has served as Senior Vice President, Military Programs of DGS since February 2003. From October 2002 until February 2003, Dr. Rambler was Senior Vice President for Corporate and Strategic Development at The Centech Group, and from October 2001 until October 2002, he was International Sales Director for Perot Systems. From September 1998 until October 2001, Dr. Rambler was President and CEO of Cyntergy Corporation and from June 1994 until September 1998, he was Chief Operating Officer of Universal Systems and Technology, Inc. (UNITECH). Prior to UNITECH, Dr. Rambler was Corporate Executive Vice President and sector President of Mantech International, Inc. from August 1988 until June 1994. Dr. Rambler holds a B.S. from Fairleigh Dickinson University, and a Ed.M and Ph.D in Space Science from Boston University.

        Mr. Rauner has served as our director since our inception in September 2001. Mr. Rauner is chairman of GTCR Golder Rauner, L.L.C. and has been a principal of GTCR since 1981. Mr. Rauner has a B.A. in Economics from Dartmouth College and an M.B.A. from Harvard University. Mr. Rauner also serves as director of Coinmach Corporation and several private companies in GTCR's portfolio.

        Mr. Canfield has served as our director since our inception in September 2001. He has been a principal at GTCR Golder Rauner, L.L.C. since 1997. Mr. Canfield has a B.S. in Finance from the Honors Business Program at the University of Texas at Austin and an M.B.A. from the University of Chicago. Mr. Canfield also serves as a director of several other private companies in GTCR's portfolio.

        Mr. Bondy has served as our director since September 2002. He is a Vice President of GTCR Golder Rauner, LLC, which he joined in July 2000. He previously worked in the investment banking department of Credit Suisse First Boston from 1995 until 1998 when he entered Stanford University. He received a B.B.A. in Finance from the Honors Business Program at the University of Texas at Austin and an M.B.A. from Stanford University. Mr. Bondy also serves on the board of directors of several other private companies in GTCR's portfolio.

        Mr. Perle has served as our director since January 2003. Mr. Perle consults widely on questions of defense and foreign policy. Mr. Perle has served as Resident Fellow of the American Enterprise Institute for

Public Policy Research since 1987. From 1981 to 1987, Mr. Perle served as the United States Assistant Secretary of Defense for International Security Policy at the United States Department of Defense. Mr. Perle holds an A.B. in International Relations from the University of Southern California and an M.A. in Politics from Princeton University. Mr. Perle is Co-Chairman of Hollinger Digital, Inc. and also serves on the board of directors of Vital Spring Technologies, NAPRO Biotherapeutics, Inc., the Morgan Crucible Company plc and Autonomy Inc.

        General Meyer has served as our director since January 2003. General Meyer has served as a managing partner of Cilluffo Associates, L.P. since July 1986. From September 1996 until September 2001, General Meyer served as the Chairman of the board of directors of Mitretek Systems. General Meyer holds a B.S. in Engineering from the United States Military Academy and an M.S. in International Affairs from George Washington University. His distinguished military career culminated with his membership on the Joint Chiefs of Staff prior to his 1983 retirement from the United States Army. General Meyer also serves as Chairman of the board of trustees of the George C. Marshall Foundation and Chairman Emeritus of Mitretek Systems.

        Dr. Merten has served as our director since March 2003. Dr. Merten has served as President of George Mason University since July 1996. Dr. Merten holds a B.S. in Mathematics from the University of Wisconsin, an M.S. in Computer Science from Stanford University and a Ph.D. in Computer Science from the University of Wisconsin. Dr. Merten also serves as a director of Brainbench, Inc. and as a trustee of Citigroup Mutual Funds.

        Mr. Yarbrough has served as our director since March 2003. Mr. Yarbrough has served as Managing Director of CrossHill Financial Group since April 1994. From 1985 until 1994, Mr. Yarbrough served as Managing Partner of the Washington, DC office of BDO Seidman. Mr. Yarbrough holds a B.A. in Management Science—Accounting from Duke University.

Board of Directors

        Our board of directors consists of 8 members. Our board of directors is elected annually, and each director holds office for a one-year term. Each officer serves at the discretion of the board of directors. There are no family relationships between any of our directors or officers.

Director Compensation

        Our board of directors determines the amount of any fees, whether payable in cash, shares of common stock or options to purchase common stock, and expense reimbursements that directors receive for attending meetings of the board of directors or committees of the board. We pay each non-employee director $1,500 for each board meeting and each committee meeting they attend and we reimburse each director for reasonable out-of-pocket expenses related to attending such meetings.

        We have not granted options to our directors in the past.

        Immediately prior to our public offering, we granted options to purchase 20,000 shares of our common stock to each of Messrs. Meyer, Perle, Merten and Yarbrough with an exercise price of $14.45, of which 25% were vested on the date of grant with the balance vesting ratably over 36 months.

        We intend to grant each non-employee director an additional 10,000 options each calendar year with an exercise price equal to the fair market value of our common stock on the grant date.

Executive Compensation

        The following table sets forth the total compensation paid to our Chief Executive Officer and Chairman and each of the two other most highly-compensated executive officers who served in 2002 and whose annual salary and bonus exceeded $100,000 for services rendered to us in all capacities during the year ended December 31, 2002.

Summary Compensation Table

	Annual Compensation
Name and Principal Position				All Other Compensation
	Salary	Bonus
Ken S. Bajaj, Chairman, Chief Executive Officer and President(1)	$283,333	$50,000	(2)	$—
Jack Pearlstein, Chief Financial Officer, Treasurer and Secretary(3)	241,667	41,667	(4)	—
Michael C. Sanders, Senior Vice President and Chief Operating Officer, Civilian Operations of DGS(5)	211,605	102,563		6,078

(1)
As described under "Management—Employment Agreements—Ken S. Bajaj," at various times from September 7, 2001 through November 26, 2002, Mr. Bajaj purchased an aggregate of 1,875,923 shares of our common stock pursuant to the terms of his senior management agreement. As of December 31, 2002, Mr. Bajaj held 1,314,371 of these shares.

(2)
As described under "Management—Employment Agreement—Ken S. Bajaj," Mr. Bajaj was paid this bonus in September 2003.

(3)
As described under "Management—Employment Agreements—Jack Pearlstein," at various times from September 7, 2001 through November 26, 2002, Mr. Pearlstein purchased an aggregate of 468,979 shares of our common stock pursuant to the terms of his senior management agreement. As of December 31, 2002, Mr. Pearlstein held 385,216 of these shares.

(4)
As described under "Management—Employment Agreements—Jack Pearlstein," Mr. Pearlstein was paid this bonus in September 2003.

(5)
The salary for Mr. Sanders reflects the mathematical addition of salary he earned from our predecessor for the period from January 1, 2002 through November 25, 2002 and the salary he earned from us for the period from November 26, 2002 through December 31, 2002. Mr. Sanders also received stock appreciation rights from our predecessor's parent company, which expired prior to vesting on the date we acquired DGS. All other compensation for Mr. Sanders includes the following amounts that he earned from our predecessor for the period from January 1, 2002 through November 25, 2002:

(A)
Contributions to our predecessor's 401k plan: $4,963;

(B)
Contributions to our predecessor's supplemental executive retirement plan: $839; and

(C)
The taxable portions of premiums on life insurance provided by our predecessor for the period from January 1, 2002 through November 25, 2002: $276.

Option Grants

        We granted no options to purchase our common stock to any of our executive officers during the year ended December 31, 2002.

Employment Agreements

    Ken S. Bajaj

        We entered into a senior management agreement with Mr. Bajaj dated September 7, 2001, containing provisions relating to stock ownership and employment terms.

        The senior management agreement provides for Mr. Bajaj to serve as Chairman, President and Chief Executive Officer of DigitalNet Holdings, Inc. and DigitalNet, Inc. until his resignation, disability or a decision by our board of directors to terminate his employment. Mr. Bajaj's annual base salary was set at $200,000 until March 7, 2002, and $300,000 thereafter, and he is eligible for a bonus of up to 50% of his annual base salary, as determined by our board of directors. Pursuant to his senior management agreement, on September 3, 2003, the board of directors granted Mr. Bajaj a bonus of $50,000 for the year ended December 31, 2002.

        If, during the one-year period following a sale of DigitalNet, Mr. Bajaj's employment is terminated without cause or he resigns with good reason, then Mr. Bajaj is entitled to receive a severance amount equal to his annual base salary, any unpaid bonus, and health and life insurance benefits through a one-year severance period.

        Mr. Bajaj's senior management agreement contains provisions requiring him to protect the confidentiality of our proprietary and confidential information. Mr. Bajaj also has agreed not to compete with us for a period of eighteen months after the end of his employment, unless Mr. Bajaj ceases to be employed by us due to a sale of DigitalNet, in which case the period is reduced to twelve months.

        Pursuant to his senior management agreement, Mr. Bajaj purchased 231,813 shares of our common stock designated as reserved stock and 326,497 shares of our common stock designated as carried stock, each at a price of $0.80 per share.

        Up to an additional 547,079 shares of reserved stock and 770,534 shares of carried stock were to be purchased by Mr. Bajaj at a price of $0.80 per share. These additional purchases were scheduled to be made from time to time concurrent with purchases of our common stock by GTCR after the date of the senior management agreement. On April 25, 2002, October 8, 2002 and November 26, 2002, Mr. Bajaj purchased an aggregate of 295,905, 96,029 and 925,679 additional shares of carried and reserved stock. Mr. Bajaj paid $446,956 in cash and executed notes in the aggregate amount of $1,053,784 for the shares he purchased in his initial and additional purchases. On March 28, 2003, we entered into an additional agreement with Mr. Bajaj that required him to repay the entire unpaid principal balance of these notes, together with any accrued but unpaid interest, immediately prior to the consummation of our initial public offering.

        Both the reserved stock and the carried stock vest over time. Approximately 35% of the carried stock purchased by Mr. Bajaj vested as of September 7, 2001, the date his senior management agreement was executed, with the rest vesting ratably over three years. All of the carried stock will vest upon a sale of DigitalNet.

        Under Mr. Bajaj's senior management agreement, upon the completion of our public offering, 35% of the reserved stock vested retroactively as of September 7, 2001, with the rest vesting ratably over three years starting on September 7, 2001. Under Mr. Bajaj's senior management agreement, the unvested portion of the reserved stock will vest upon:

  •
  a sale of DigitalNet; or

  •
  the failure of GTCR to own at least 50% of their original investment in our common stock.

        On January 24, 2003 and on March 28, 2003, we entered into additional agreements with Mr. Bajaj that provided for the automatic vesting of all shares of Mr. Bajaj's reserved and carried stock upon the completion of our initial public offering. These agreements prohibit the sale of any shares of Mr. Bajaj's reserved and carried stock that vest pursuant to these agreements until the date when such shares of reserved and carried stock would have otherwise vested pursuant to Mr. Bajaj's senior management agreement. These shares remain subject to the transfer restrictions discussed below.

        In the event that Mr. Bajaj ceases to be employed by us, the unvested shares of Mr. Bajaj's carried stock will be subject to repurchase by us, or by GTCR if we do not exercise our repurchase right, at the lower of Mr. Bajaj's cost and fair market value. This right of repurchase terminates upon a sale of DigitalNet or the failure of GTCR to own at least 50% of its original investment in our common stock.

        The senior management agreement prohibits the transfer of Mr. Bajaj's reserved stock and carried stock, other than transfers:

  •
  to us or GTCR pursuant to the repurchase right described above;

  •
  to family members, pursuant to laws of inheritance or to a guardian, in each case so long as the transferee agrees to be bound by the transfer restrictions;

  •
  of vested shares at any time that our common stock held by GTCR is sold pursuant to a registered public offering or a Rule 144 sale or transferred to the limited partners of GTCR, but only in proportion to the number of shares sold or transferred by GTCR; or

  •
  of vested shares at any time that our common stock held by GTCR is included on a resale registration statement, but only in proportion to the number of shares registered by GTCR.

        The transfer restrictions survive until the earliest of:

  •
  a sale of DigitalNet;

  •
  the failure of GTCR to own at least 50% of their original investment in our common stock; or

  •
  September 7, 2006.

        On September 25, 2002, we entered into a free transferability agreement with Mr. Bajaj that waives these restrictions with respect to the 295,905 shares of the reserved and carried stock purchased by Mr. Bajaj on April 25, 2002 to the extent he sells any of these shares prior to vesting. We have a right of first refusal whereby we can purchase any and all of these shares at the same price agreed to by Mr. Bajaj and the prospective purchaser. In the event Mr. Bajaj ceases to be employed by us, as to any sales of unvested stock made by Mr. Bajaj pursuant to this agreement, Mr. Bajaj has agreed to repay to us the greater of:

  •
  his profits on the sale, or

  •
  the difference between the fair market value of the shares on the date his employment ceases and his cost of the shares.

        In addition, on November 25, 2002, GTCR purchased 164,555 reserved shares from Mr. Bajaj at Mr. Bajaj's cost.

        In connection with the amendment of Mr. Bajaj's senior management agreement on March 28, 2003, we agreed that we would not amend Mr. Bajaj's senior management agreement without the consent of GTCR. GTCR's consent right terminates when it fails to own 37.5% of the amount of our common stock it owns after the consummation of our initial public offering for all provisions of Mr. Bajaj's senior management agreement except for the section detailing the restrictions on transfers of shares, over which GTCR's consent right shall not terminate at any time it owns our shares. Pursuant to Mr. Bajaj's senior management agreement, we have agreed to use commercially reasonable efforts to promptly file a Form S-8/S-3 registration statement after the completion of our initial public offering to register Mr. Bajaj's shares of our common stock for resale under the Securities Act.

    Jack Pearlstein

        We entered into a senior management agreement with Mr. Pearlstein dated September 7, 2001, containing provisions relating to stock ownership and employment terms.

        The senior management agreement provides for Mr. Pearlstein to serve as Chief Financial Officer of DigitalNet Holdings, Inc. and DigitalNet, Inc. until his resignation, disability or a decision by our board of directors to terminate his employment. Mr. Pearlstein's annual base salary was set at $200,000 until March 7, 2002, and $250,000 thereafter, and he is eligible for a bonus of up to 50% of his annual base salary, as determined by our board of directors. Pursuant to his senior management agreement, on September 3, 2003, the board of directors granted Mr. Pearlstein a bonus of $41,667 for the year ended December 31, 2002.

        If Mr. Pearlstein's employment is terminated without cause or he resigns with good reason after the earlier to occur of:

  •
  a sale of DigitalNet; or

  •
  an acquisition by us of a company meeting specified financial criteria,

then Mr. Pearlstein is entitled to receive a severance amount equal to his annual base salary, any unpaid bonus, and health and life insurance benefits through a one-year severance period.

        Pursuant to his senior management agreement, Mr. Pearlstein purchased 57,953 shares of our common stock designated as reserved stock and 81,624 shares of our common stock designated as carried stock, each at a price of $0.80 per share.

        Up to an additional 136,769 shares of reserved stock and 192,633 shares of carried stock were to be purchased by Mr. Pearlstein at a price of $0.80 per share. These additional purchases were scheduled to be made from time to time concurrent with purchases of our common stock by GTCR after the date of the senior management agreement. On April 25, 2002, October 8, 2002 and November 26, 2002, Mr. Pearlstein purchased an aggregate of 73,975, 24,007 and 231,420 additional shares of carried and reserved stock. Mr. Pearlstein paid $111,739 in cash and executed notes in the aggregate amount of $263,447 for the shares he purchased in his initial and additional purchases. On March 28, 2003, we entered into an additional agreement with Mr. Pearlstein that required him to repay the entire unpaid principal balance of these notes, together with any accrued but unpaid interest thereon, immediately prior to the consummation of our initial public offering.

        Under Mr. Pearlstein's senior management agreement, Mr. Pearlstein's reserved stock and carried stock vest over time on the same schedule as Mr. Bajaj's reserved stock and carried stock.

        On January 24, 2003 and March 28, 2003, we entered into additional agreements with Mr. Pearlstein that provided for the automatic vesting of all shares of Mr. Pearlstein's reserved and carried stock upon the completion of our initial public offering. These agreements prohibit the sale of any shares of Mr. Pearlstein's reserved and carried stock that vest pursuant to these agreements until the date when such shares of reserved and carried stock would have otherwise vested pursuant to Mr. Pearlstein's senior management agreement. These shares remain subject to the transfer restrictions discussed below.

        Mr. Pearlstein's reserved and carried stock was initially subject to the same restrictions on transfer applicable to Mr. Bajaj's reserved and carried stock. On September 25, 2002, we entered into a free transferability agreement with Mr. Pearlstein that waives these restrictions with respect to the 73,975 shares of the reserved and carried stock purchased by Mr. Pearlstein on April 25, 2002 to the extent he sells any of these shares prior to vesting. We have a right of first refusal whereby we can purchase any and all of these shares at the same price agreed to by Mr. Pearlstein and the prospective purchaser. In the event Mr. Pearlstein ceases to be employed by us, as to any sales of unvested stock made by Mr. Pearlstein pursuant to this waiver, Mr. Pearlstein has agreed to repay to us the greater of:

  •
  his profits on the sale; or

  •
  the difference between the fair market value of the shares on the date his employment ceases and his cost of the shares.

        In addition, on November 25, 2002, GTCR purchased 41,138 reserved shares from Mr. Pearlstein at cost.

        All other material terms and provisions of Mr. Pearlstein's senior management agreement are identical to Mr. Bajaj's senior management agreement. In connection with the amendment of Mr. Pearlstein's senior management agreement on March 28, 2003, we agreed that we would not amend Mr. Pearlstein's senior management agreement without the consent of GTCR. GTCR's consent right terminates when it fails to own 37.5% of the amount of our common stock it owns after the consummation of our initial public offering for all provisions of Mr. Pearlstein's senior management agreement except for the section detailing the restrictions on transfers of shares, over which GTCR's consent right shall not terminate at any time it owns our shares.

    Steven Hanau

        We entered into a consulting agreement with Mr. Hanau dated January 10, 2002, containing provisions relating to stock ownership and consulting terms. On January 23, 2003, Mr. Hanau's consulting agreement was amended pursuant to which the consulting agreement became a senior management agreement and Mr. Hanau became the President of DGS and a Senior Vice President of DigitalNet until his resignation, disability or our decision to terminate his employment. Pursuant to Mr. Hanau's senior management agreement, his annual base salary is $250,000 and he is eligible for a bonus of up to 50% of his annual base salary, based on the achievement of objectives set by our President. The agreement also entitles Mr. Hanau to grants of options as approved by our board of directors, or a committee thereof, and to any benefits approved by our board of directors and made available to our senior management. Pursuant to our amended and restated stock incentive plan, on August 29, 2003, the board of directors granted Mr. Hanau options to purchase 15,600 shares of our common stock, which begin to vest on November 30, 2003. On September 3, 2003, the board of directors granted Mr. Hanau a bonus of $41,667 for the year ended December 31, 2002.

        Mr. Hanau's senior management agreement contains provisions requiring him to protect the confidentiality of our proprietary and confidential information. Mr. Hanau has also agreed not to compete with us for a period of two years after the end of his employment if Mr. Hanau resigns or if we terminate him for cause or for a period of one year, extendable at our option for an additional one-year period, if we terminate Mr. Hanau without cause.

        If we terminate Mr. Hanau's employment without cause or he resigns with good reason, then Mr. Hanau is entitled to receive a severance amount equal to his annual base salary and health and life insurance benefits through the noncompetition period and any declared bonuses that remain unpaid as of the end of Mr. Hanau's employment.

        Pursuant to Mr. Hanau's senior management agreement, he purchased 43,750 shares of our common stock at a price of $0.80 per share. Mr. Hanau paid for the par value of this stock in cash, with the remainder of the purchase price paid to us in the form of notes in the aggregate amount of $34,650. On March 28, 2003, we entered into an agreement with Mr. Hanau that required him to repay the entire unpaid principal balance of these notes, together with any accrued but unpaid interest, immediately prior to the consummation of our initial public offering.

        Under Mr. Hanau's senior management agreement, in the event that Mr. Hanau ceases to be employed by us, the shares of his common stock will be subject to repurchase by us, or by GTCR, Mr. Bajaj and Mr. Pearlstein if we do not exercise our repurchase right. If we repurchase Mr. Hanau's shares, some of the shares will be repurchased at fair market value and the remainder of shares will be repurchased at the original cost of the shares. Under Mr. Hanau's senior management agreement, the number of shares subject to repurchase at fair market value as of June 30, 2002 was 16,406. On March 28, 2003, we entered into an additional agreement with Mr. Hanau that provided, upon the completion of our initial public offering, for

  •
  the vesting of all the shares purchased by Mr. Hanau under his senior management agreement, and

  •
  the termination of the repurchase right available to us, GTCR, Mr. Bajaj and Mr. Pearlstein in the event that Mr. Hanau ceases to be employed by us.

        Mr. Hanau's senior management agreement prohibits the transfer of Mr. Hanau's common stock, other than transfers:

  •
  to us or GTCR pursuant to the repurchase right described above;

  •
  to family members, pursuant to laws of inheritance or to a guardian, in each case so long as the transferee agrees to be bound by the transfer restrictions;

  •
  of vested shares at any time that our common stock held by GTCR is sold pursuant to a registered public offering or a Rule 144 sale or transferred to the limited partners of GTCR, but only in proportion to the number of shares sold or transferred by GTCR; or

  •
  of vested shares at any time that our common stock held by GTCR is included on a resale registration statement, but only in proportion to the number of shares registered by GTCR.

        The transfer restrictions survive until the earliest of:

  •
  a sale of DigitalNet;

  •
  the failure of GTCR to own at least 50% of their original investment in our common stock; or

  •
  January 10, 2007.

        Pursuant to Mr. Hanau's senior management agreement, we have agreed to use commercially reasonable efforts to promptly file a Form S-8/S-3 registration statement after the completion of our initial public offering to register Mr. Hanau's shares of our common stock for resale. Pursuant to Mr. Hanau's senior management agreement, any options to purchase our common stock held by Mr. Hanau will vest and become fully exercisable upon the sale of DigitalNet.

    Michael Sanders

        Mr. Sanders is entitled to severance benefits under a severance plan that became effective in January 2001. Under the plan's provisions, if we terminate him or if he resigns for good reason, during a period extending from 90 days before a change in control to up to two years after a change in control, he is entitled to receive a severance benefit equal to 18 months of his annual base salary, plus bonus, and up to 18 months of health continuation benefits.

    Short-term Incentive Plan

        Messrs. Sanders, McHugh, Anderson and Rambler are eligible to receive incentive compensation for the year ended December 31, 2003, under a short-term incentive program plan for executive and senior management. The amount of compensation that these officers will receive under this plan depends on the achievement of a number of company-wide and individual objectives as of December 31, 2003. The incentive compensation under this plan is payable in the first quarter of 2004.

Employee Benefit Plans

    Amended and Restated 2003 Stock Incentive Plan

        Overview.    Our board of directors adopted the Amended and Restated 2003 Stock Incentive Plan on March 28, 2003. The amended and restated plan was approved by the stockholders on March 28, 2003. All references to the plan in this discussion are to the amended and restated plan. The purpose of the plan is to attract, retain and reward valuable personnel, give participants an additional incentive to contribute to our success, and align the economic interests of our employees, officers, directors and consultants with those of our stockholders.

        Types of Awards.    The plan permits a variety of equity-based awards, as follows:

  •
  stock options, including incentive stock options and non-qualified stock options;

  •
  automatic stock option grants to our non-employee directors, when they become directors, and annually while serving as directors;

  •
  stock appreciation rights and dividend equivalent rights;

  •
  performance units, performance shares and performance-based restricted stock;

  •
  other stock-based awards, including phantom stock; and

  •
  restricted stock.

        Eligibility.    Our employees, officers, directors and consultants, as well as those of our subsidiaries, are eligible to participate in the plan.

        Share Reserve/Limitations.    Under the plan, 373,416 shares of common stock are available for issuance in connection with options and awards. Our plan provides that on the first trading day of each year, the number of shares of common stock available for issuance under the plan shall automatically increase by an amount equal to 2% of the total number of shares of all classes of our common stock outstanding on the last trading day of the immediately preceding year. These annual increases are capped at the the point where they cause the total number of shares available for issuance under the plan (including shares issued pursuant to previous awards and shares subject to outstanding awards) to exceed 10% of the total number of shares of all classes of our common stock outstanding on the last trading day of the immediately preceding year. No more than 10% of the shares issuable under the plan may be issued for awards other than options and stock appreciation rights. Upon expiration of the period following a public offering that exempts compensation from the deduction limitations under Section 162(m) of the Internal Revenue Code, the following limitations will apply:

  •
  the maximum number of shares that may be the subject of options and awards granted to an eligible individual in any calendar year period may not exceed 100,000 shares; and

  •
  the maximum dollar amount of cash or the fair market value of shares that an eligible individual may receive in any calendar year in respect of performance units may not exceed $1,000,000.

        Shares allocated to options or awards that expire, cancel, terminate or are settled in cash will again be available for purposes of new grants under the plan.

        Administration.    The plan will be administered by our board of directors with respect to employees subject to Section 16 of the Securities Exchange Act of 1934 or who receive compensation subject to Section 162(m) of the Internal Revenue Code. A committee of our board of directors has the authority to suggest to the board, among other things:

  •
  the individuals to whom options or awards may be granted;

  •
  the type, size and the terms and conditions of options and awards; and

  •
  the terms for treatment of options and awards upon a termination of employment or upon a change in control.

        Pursuant to the plan, our board of directors has delegated to Mr. Bajaj authority to administer the plan with respect to employees not subject to Section 16 of the Securities Exchange Act of 1934 and who do not receive compensation subject to Section 162(m) of the Internal Revenue Code.

        Amendment and Termination.    Our board of directors may amend or terminate the plan at any time, as long as the amendment or termination does not negatively affect any options or awards that have been previously granted under the plan without the consent of the holder. If it is not terminated earlier by the board of directors, the plan will terminate on the day preceding the tenth anniversary of the date of its adoption by the board, March 28, 2013, and no option or award may be granted after that date.

        Without the approval of stockholders, no amendment may be made that would:

  •
  increase the aggregate number of shares that may be issued or the percentage that may be issued with respect to awards other than stock options and stock appreciation rights in connection with stock options;

  •
  change the definition of eligible individuals;

  •
  decrease the option price to less than 100% of fair market value on the date of grant;

  •
  reduce the option price of an outstanding stock option, either by lowering the exercise price or by canceling an outstanding stock option and granting a replacement stock option with a lower exercise price; or

  •
  extend the maximum option period under the plan.

        Effect of Change in Control.    In the event we experience a change in control, the committee may:

  •
  require participants to surrender their outstanding options or stock appreciation rights for a cash payment, or cancellation in the event the fair market value of the stock is less than the option price;

  •
  replace outstanding options or stock appreciation rights with other rights or property;

  •
  accelerate the vesting of all or a portion of the options, stock appreciation rights or performance awards;

  •
  cause the restrictions on all or a portion of shares of restricted stock or performance awards to lapse;

  •
  require that the successor or survivor corporation assume the options, stock appreciation rights, restricted stock or performance awards, or replace them with equivalent options or awards; or

  •
  adjust the terms and conditions of outstanding options and awards.

        The committee also may specify the effect of a change in control in a grant agreement related to a particular award.

        A change in control generally occurs, subject to some exceptions, upon:

  •
  the acquisition by any person or entity of 50% or more of our outstanding common stock;

  •
  a change in the composition of a majority of our board of directors;

  •
  a merger, acquisition or similar transaction resulting in ownership by our stockholders after the transaction of 50% or less of the new entity;

  •
  our dissolution or liquidation; or

  •
  a sale by us of all or substantially all of our assets.

        Initial Grants.    On August 29, 2003, October 27, 2003 and October 31, 2003, we issued options to purchase 231,090 shares of our common stock to a broad range of our employees pursuant to the plan. These options begin to vest in October 2003 and the weighted average exercise price of these options is $10.78.

        Additional Grants.    Immediately prior to our public offering, we granted options to purchase 20,000 shares of our common stock to certain of our directors pursuant to the plan. These options vested 25% on the date of grant with the balance vesting ratably over 36 months, and the exercise price of these options is $14.45.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

GTCR Purchase Agreement

        We entered into an agreement with GTCR; the Bajaj Family Limited Partnership, the Reuben Bajaj Trust, and the J. Sunny Bajaj Trust, each a Bajaj purchaser; and the Pearlstein Family, LLC, dated as of September 7, 2001, which provided for the purchase by GTCR, the Bajaj purchasers and the Pearlstein Family, LLC of 1,250,000, 52,081, and 3,906 shares of our common stock, respectively, at a price of $0.80 per share. At that time, GTCR, the Bajaj purchasers and the Pearlstein Family, LLC also agreed to purchase up to an aggregate of 2,950,000, 122,918, and 9,219 additional shares of our common stock, respectively, at a price of $0.80 per share and an additional 92,640, 3,860, and 290 shares of our Class A Preferred Stock, respectively, at a price of $1,000 per share in the future on the terms described below. Under the agreement, GTCR may purchase these additional shares of our common stock and our Class A Preferred Stock at the request of our board of directors. Upon any such purchase by GTCR of our common stock or Class A Preferred Stock, the Bajaj purchasers, and the Pearlstein Family, LLC are required to purchase shares of common stock and Class A Preferred Stock in an amount necessary to maintain the same percentage ownership of our common stock, assuming conversion of all our Class A Preferred Stock, among GTCR, the Bajaj purchasers and the Pearlstein Family, LLC as existed after the initial purchase of our common stock under the agreement.

        Since September 7, 2001, GTCR, the Bajaj purchasers and the Pearlstein Family, LLC have purchased 4,200,000, 174,999, and 13,125 shares of our common stock, respectively, and 58,744, 2,448, and 184 shares of our Class A Preferred Stock, respectively, for aggregate purchase prices of approximately $62,104,000, $2,588,000, and $194,500, respectively.

        The purchase agreement with GTCR, the Bajaj purchasers, and the Pearlstein Family, LLC currently provides that as long as GTCR owns at least a majority of the Class A Preferred Stock, DigitalNet must obtain GTCR's prior written consent before taking various actions, including:

  •
  paying any dividends, other than dividends on the Class A Preferred Stock;

  •
  redeeming, purchasing or otherwise acquiring any of the parent's equity securities, other than redemptions of the Class A Preferred Stock;

  •
  issuing any equity securities or debt securities with equity features;

  •
  subject to certain exceptions, making, or permitting any subsidiary to make any loans or advances to or guarantees for the benefit of, or investments in any person or entity;

  •
  acquiring businesses or merging; or

  •
  consolidating with another entity.

        On March 28, 2003, the purchase agreement was amended to terminate the provisions that allow GTCR, the Bajaj purchasers and the Pearlstein Family LLC to purchase Class A Preferred Stock and that require us to obtain GTCR's consent before taking various actions upon consummation of an initial public offering of our common stock. The amendment further provides that we are required to obtain the consent of GTCR before issuing stock-based compensation to Messrs. Bajaj and Pearlstein. GTCR's rights under this provision terminate when GTCR fails to own 37.5% of the amount of our common stock it owns after consummation of an initial public offering of our common stock.

Promissory Notes

        As described in "Management—Employment Agreements," in connection with their purchase of our common stock, Messrs. Bajaj, Pearlstein, and Hanau delivered promissory notes to us. As discussed below, the loans to Messrs. Bajaj and Pearlstein were made pursuant to contractual commitments set forth in the Senior Management Agreements dated as of September 7, 2001. A portion of the loan proceeds were advanced to Messrs. Bajaj and Pearlstein after the adoption of Section 402 of the Sarbanes Oxley Act of 2002, which, among other things, prohibits the extension of credit by a public company to its officers. The loans related to the purchase of reserved stock are required to be repaid upon completion of an initial public offering of our common stock. The loans related to the purchase of carry stock are required to be paid in monthly installments until they are fully paid in September 2004, as set forth below. As we were obligated to extend these loans to Messrs. Bajaj and Pearlstein pursuant to agreements entered into prior to the enactment of Section 402, we believe that this extension of credit does not violate Section 402. Due to the relatively recent enactment of Section 402, there is no applicable legal interpretation for these circumstances. Accordingly, there can be no assurances that our interpretation is correct.

    Promissory Notes to Purchase Reserved Stock

        Messrs. Bajaj and Pearlstein are party to promissory notes that they entered into to purchase shares of reserved stock. Interest accrues on these promissory notes at an annual rate of 5%, compounded annually.

        The following table summarizes information about these loans and the amounts outstanding under these loans as of June 30, 2003 with respect to our executive officers:

Name of Debtor and Title	Date of Transaction	Original Amount of Loan
Ken S. Bajaj, Chairman, Chief Executive Officer and President	September 7, 2001 April 25, 2002 October 8, 2002 November 26, 2002	$183,596 97,306 31,579 304,402
Total outstanding, including accrued interest, as of June 30, 2003		$455,907	(1)
Jack Pearlstein, Chief Financial Officer, Treasurer and Secretary	September 7, 2001 April 25, 2002 October 8, 2002 November 26, 2002	$45,899 24,326 7,895 76,101
Total outstanding, including accrued interest, as of June 30, 2003		$113,976	(2)

(1)
The outstanding principal amount of Mr. Bajaj's loan was reduced by $27,720 on January 10, 2002, $23,760 on February 15, 2002, and $4,356 on September 20, 2002 in connection with our repurchase of shares of reserved stock and was reduced by $130,327 on November 25, 2002 in connection with the sales of shares of reserved stock to GTCR.

(2)
The outstanding principal amount of Mr. Pearlstein's loan was reduced by $6,930 on January 10, 2002, $5,940 on February 15, 2002, and $1,089 on September 20, 2002 in connection with our repurchase of shares of reserved stock and was reduced by $32,582 on November 25, 2002 in connection with the sales of shares of reserved stock to GTCR.

        These promissory notes are secured by pledges of reserved stock held by the executives.

        On March 28, 2003, we entered into agreements with Messrs. Bajaj and Pearlstein that require them to repay the entire unpaid principal balance of their notes, together with any accrued but unpaid interest, immediately prior to the consummation of an initial public offering of our common stock.

    Promissory Notes to Purchase Carried Stock

        Messrs. Bajaj and Pearlstein are party to promissory notes that they entered into to purchase shares of carried stock. These promissory notes obligate them to repay the outstanding principal balance of their loans, plus interest, in monthly installments on the last day of each full calendar month beginning with the first full calendar month following the month in which each of their carry promissory notes were executed, until the carry promissory notes are paid in full in September 2004. Interest accrues on these promissory notes at an annual rate of 5%, compounded annually.

        The following table summarizes information about these loans and the amounts outstanding under these loans as of June 30, 2003 with respect to our executive officers.

Name of Debtor and Title	Date of Loan	Original Amount of Loan
Ken S. Bajaj, Chairman, Chief Executive Officer and President	September 7, 2001 April 25, 2002 October 8, 2002 November 26, 2002	$170,347 75,236 18,719 172,599
Total outstanding, including accrued interest, as of June 30, 2003		$239,782
Jack Pearlstein, Chief Financial Officer, Treasurer and Secretary	September 7, 2001 April 25, 2002 October 8, 2002 November 26, 2002	$42,587 18,809 4,680 43,150
Total outstanding, including accrued interest, as of June 30, 2003		$59,945

        On March 28, 2003, we entered into agreements with Messrs. Bajaj and Pearlstein that require them to repay the entire unpaid principal balance of their notes, together with any accrued but unpaid interest, immediately prior to the consummation of an initial public offering of our common stock.

    Other Promissory Notes

        Mr. Hanau is party to a promissory note that he entered into on January 10, 2002 to purchase shares of our common stock. The original amount of this promissory note was $34,650, and as of June 30, 2003, Mr. Hanau owed $37,235, including accrued interest, under this promissory note. Interest accrues on this promissory notes at an annual rate of 5%, compounded annually. This promissory note is secured by a pledge of purchased stock held by Mr. Hanau.

        On March 28, 2003, we entered into an agreement with Mr. Hanau that requires him to repay the entire unpaid principal balance of his note, together with any accrued but unpaid interest, immediately prior to the consummation of an initial public offering of our common stock.

Stockholders' Agreement, Registration Agreement and Senior Management Agreements

        In connection with the purchase agreement with GTCR, the Bajaj purchasers, the Pearlstein Family, LLC, DigitalNet, and GTCR entered into a stockholders' agreement and a registration agreement, both dated as of September 7, 2001. Our other holders of common stock became parties to the stockholders' agreement between September 7, 2001 and September 20, 2002. On November 26, 2002, in connection with our acquisition of DGS, GetronicsWang Co. LLC and BAMC became parties to our amended and restated stockholders' agreement and amended and restated registration agreement. On March 26, 2003, in connection with the assignment by BAMC to American Capital Strategies, Ltd. (ACS) of warrants to purchase our common stock, ACS became a party to our amended and restated stockholders' agreement. The amended and restated stockholders' agreement was further amended on March 28, 2003 to provide, among other things, that our board of directors will consist of two representatives designated by GTCR, two representatives designated by Mr. Bajaj and up to five representatives chosen jointly by GTCR and Mr. Bajaj. The stockholder's agreement also includes provisions:

  •
  restricting the transferability of our common stock, our Class A Preferred Stock and our Class B Preferred Stock;

  •
  giving us a right of first refusal to purchase the common stock, Class A Preferred Stock or Class B Preferred Stock of our stockholders, other than GTCR;

  •
  giving our stockholders a conditional right to participate if GTCR transfers its shares of common stock or Class A Preferred Stock; and

  •
  requiring our stockholders, upon the request of GTCR, to:

  •
  vote in favor of a merger or similar transaction; or

  •
  sell all their shares of our capital stock to a buyer of our business.

        The stockholders' agreement will terminate upon the consummation of an initial public offering of our common stock.

        The registration agreement grants certain of our stockholders rights to require us to file registration statements to register their shares of common stock for future sale.

        We have entered into senior management agreements with each of Messrs. Bajaj, Pearlstein, and Hanau and we maintain a severance plan that covers Mr. Sanders as described in "Management—Employment Agreements."

Purchase Agreement, Escrow Agreement and Transitional Services Agreements In Connection with Our Acquisition of DGS

        In November 2002, in connection with our acquisition of DGS, we entered into the following agreements with GetronicsWang Co. LLC, the former owner of DGS:

  •
  a purchase agreement;

  •
  an escrow agreement;

  •
  various transitional services agreements;

  •
  an amended and restated stockholders' agreement; and

  •
  an amended and restated registration rights agreement.

    Purchase Agreement and Escrow Agreement

        On September 27, 2002, we entered into a purchase agreement, pursuant to which we acquired all the membership interests of DGS from GetronicsWang Co. LLC on November 26, 2002 for the purchase price of:

  •
  $183.4 million in cash, $10.6 million of which was placed into escrow by GetronicsWang Co. LLC; and

  •
  33,500 shares of our Class B Preferred Stock that we issued to GetronicsWang Co. LLC.

        The purchase price was subject to post-closing adjustment based on the amount of working capital, depreciable assets and accrued contract losses set forth on the balance sheet of DGS as of the day before the closing of the acquisition.

        In addition, the purchase agreement provides a sharing arrangement between GetronicsWang Co. LLC and us for accounts receivable we collect under our NASA CSOC contract. Pursuant to the purchase agreement, we agreed to share receipts in respect of the accounts receivable from Lockheed Martin Space Operations Company in the following order:

  •
  first, we were obligated to pay approximately $8.0 million in respect of undisputed accounts receivable to GetronicsWang Co. LLC;

  •
  second, we were entitled to retain approximately $8.5 million in respect of undisputed accounts receivable;

  •
  third, we were obligated to pay approximately $5.8 million in respect of disputed accounts receivable to GetronicsWang Co. LLC;

  •
  fourth, we were entitled to retain approximately $2.0 million in respect of disputed accounts receivable; and

  •
  finally, we were obligated to pay one half of all other amounts receivable in respect of the accounts receivable to GetronicsWang Co. LLC and we were entitled to retain the other half.

        In connection with the purchase agreement, we entered into an escrow agreement with GetronicsWang Co. LLC and State Street Bank and Trust Company. Under this agreement, GetronicsWang Co. LLC placed $10.6 million dollars into an escrow account with State Street Bank and Trust Company. Subject to conditions set forth in the purchase agreement and escrow agreement, to the extent that we did not receive the accounts receivable described above, the escrow agreement provided for the payment of up to $10.6 million of undisputed and disputed accounts receivable to us. In February 2003, we entered into a settlement agreement with GetronicsWang Co. LLC, pursuant to which approximately $9.6 million was released to GetronicsWang Co. LLC from escrow. Pursuant to the settlement agreement, we paid GetronicsWang Co. LLC an aggregate of approximately $8.3 million in full payment of the purchase price adjustment and approximately $8.0 million in payment of undisputed accounts receivable. In July 2003, we entered into a letter of agreement with GetronicsWang Co. LLC, pursuant to which we are required to pay GetronicsWang Co. LLC an aggregate amount of approximately $4.0 million in respect of disputed accounts receivable in monthly installments of approximately $1.0 million on the first business day of each of August, September, October and November 2003. Pursuant to the letter agreement, the remaining $1.0 million was released from escrow to GetronicsWang Co. LLC. All required payments under the letter agreement were paid.

    Transitional Services Agreements

        Pursuant to the transitional services agreements, GetronicsWang Co. LLC and we agreed to provide various services to each other at agreed upon fees. The terms of the transitional services agreements continue from execution:

  •
  through fixed dates ranging from March 2003 to November 2004; or

  •
  through the end of various contracts.

        Under the agreements, we agreed to provide various services to GetronicsWang Co. LLC including:

  •
  maintenance services under various contracts of GetronicsWang Co. LLC; and

  •
  office space.

        Under the agreements, GetronicsWang Co. LLC agreed to provide various services to us, including:

  •
  various support services under several of our contracts, including:

  •
  information technology and systems support, including providing licenses for various software used in connection with our contracts;

  •
  maintenance support, including call center and help desk support relating to one of our Department of Defense customer contracts;

  •
  logistics support, including hardware and software support for certain of our customers; and

  •
  benefits continuation services, including providing medical, dental and life insurance to certain employees of DGS.

        Prior to the acquisition of DGS, GetronicsWang Co. LLC and DGS provided these services to each other on an intercompany basis. GetronicsWang Co. LLC and we provide the services under the transitional services agreements to each other at market prices and we negotiated the terms of the transitional services agreement on an arm's-length basis.

        For the six months ended June 30, 2003, we paid approximately $2.6 million to GetronicsWang Co. LLC and we received no payments from GetronicsWang Co. LLC under these agreements. The amount that we and GetronicsWang Co. LLC will owe to each other under these agreements in future periods is not fixed and will vary based on how extensively the various services covered by the transitional agreements are used. We expect future payments we make to GetronicsWang Co. LLC to be significantly less than those we made in 2002 as approximately 94% of the payments to GetronicsWang Co. LLC for the year ended December 31, 2002 consisted of payments for our participation in benefit plans in which we stopped participating on January 1, 2003.

Preferred Stock

        As described above, we have sold shares of Class A Preferred Stock to GTCR, the Bajaj purchasers and the Pearlstein Family LLC and Class B Preferred Stock to GetronicsWang Co. LLC. The material terms of the Class A Preferred Stock and the Class B Preferred Stock are described below.

        The holders of the Class A Preferred Stock are entitled to a 6% cumulative dividend, which is paid when declared by the board of directors. As of June 30, 2003, all accrued but unpaid dividends totaled $2.2 million. We can redeem the shares at any time for their liquidation value of $1,000 per share plus all accrued but unpaid dividends. The Class A Preferred Stock has no voting rights. Upon the earlier of the consummation of an initial public offering of our common stock, a change in ownership, or fundamental change, as defined, a majority of the holders of the Class A Preferred Stock can require us to redeem their shares for cash in an amount equal to their liquidation value, plus all accrued but unpaid dividends. If the Class A Preferred Stock has not been redeemed prior to or upon consummation of an initial public offering of our common stock, each share will automatically convert into common stock computed based on the aggregate liquidation value of the Class A Preferred Stock, which includes all accrued but unpaid dividends divided by a number which is equal to the public offering price per share of our common stock.

        The holders of the Class B Preferred Stock are entitled to a 6% cumulative dividend, which is paid when declared by the board of directors. As of June 30, 2003, all accrued but unpaid dividends totaled $1.2 million. We can redeem the shares at any time for their liquidation value of $1,000 per share plus accrued but unpaid dividends. The Class B Preferred Stock has no voting rights. On September 12, 2003, we received notice from the holders of the Class B Preferred Stock that they intend to sell their shares of Class B Preferred Stock for $27.0 million. We intend to exercise our right of first refusal to purchase all outstanding shares of the Class B Preferred Stock for $27.0 million.

Other Relationships with GTCR

        GTCR and DigitalNet are parties to a professional services agreement, dated as of September 7, 2001, which entitles GTCR to receive an annual fee of $200,000 until March 7, 2002, and $300,000 thereafter, paid in equal monthly installments, in exchange for financial and management consulting services. As of June 30, 2003, we have accrued, but not paid, $500,000. This agreement also entitles GTCR to receive an investment fee equal to 1% of the purchase price of the common stock and Class A Preferred Stock it purchases from DigitalNet. We paid GTCR investment fees of approximately $10,000 and $613,000 in 2001 and 2002, respectively, and we paid GTCR no investment fees in the six months ended June 30, 2003, under this agreement. The GTCR professional services agreement will terminate upon the consummation of an initial public offering of our common stock.

Subcontracts with Related Party

        Since March 2003, we have issued three purchase orders totaling approximately $309,895, on a subcontract basis, to a company owned by J. Sunny Bajaj, the son of our Chairman and Chief Executive Officer. As of October 9, 2003, we have paid approximately $152,903 to the company pursuant to these purchase orders, and we anticipate that any remaining work under these orders will be invoiced and paid in the fourth quarter of 2003. Through these purchase orders, the company acted as a subcontractor under two of our civilian agency contracts, providing professional systems engineering and economic analysis services. These purchase orders were issued in the ordinary course of business and, based on our historic practices with respect to retaining subcontractors to provide services of a similar nature, we believe these services were provided on terms no less favorable to us than we would anticipate receiving from unrelated parties.

Board Approval of Related-Party Transactions

        We intend to have the terms of all future related-party transactions be no less favorable to us than terms that could be obtained from unaffiliated third parties, and to have all future related-party transactions approved by a majority of our board of directors.

PRINCIPAL STOCKHOLDERS

        The following table sets forth, as of June 30, 2003, information with respect to the beneficial ownership of our common stock by:

  •
  each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;

  •
  each director of DigitalNet and each executive officer; and

  •
  all directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of June 30, 2003 are deemed to be outstanding and beneficially owned by the person holding such options or warrants. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

        Percentage of beneficial ownership is based on 16,223,601 shares of common stock outstanding as of June 30, 2003 and assumes:

  •
  consummation of the initial public offering;

  •
  our repurchase of all our Class B Preferred Stock; and

  •
  the conversion of all of our Class A Preferred Stock as of June 30, 2003 into 3,740,575 shares of our common stock.

        Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares beneficially owned by the stockholder and has the same address as DigitalNet. Our address is 2525 Network Place, Herndon, Virginia 20171.

Beneficial Owner	Number of Shares Beneficially Owned	Percent Beneficially Owned
GTCR (1) (2)	7,985,862	49.2
Ken S. Bajaj (3)	1,639,716	10.1
Jack Pearlstein (4)	409,554	2.5
Bruce V. Rauner (1) (5)	—	*
Philip A. Canfield (1) (5)	—	*
Craig A. Bondy (1) (5)	—	*
Edward C. Meyer	—	*
Richard N. Perle	—	*
Alan G. Merten	—	*
Stuart J. Yarbrough	—	*
Steven L. Hanau	43,750	*
Executive officers and directors as a group (12 persons)	2,093,020	12.9

*
Represents less than one percent.

(1)
The address for GTCR and Messrs. Rauner, Canfield, and Bondy is c/o Golder Rauner, L.L.C. 6100 Sears Tower Chicago, Illinois 60606-6402.

(2)
Includes 4,405,693 shares of common stock and 3,580,169 shares of common stock to be issued upon conversion of Class A Preferred Stock.

(3)
Includes (a) 1,314,371 shares of common stock, and (b) 250,748 shares of common stock and 74,597 shares of common stock to be issued upon conversion of Class A Preferred Stock held by the Bajaj

  Family Limited Partnership over which Mr. Bajaj exercises voting and investment control but excludes 250,748 shares of common stock and 74,596 shares of common stock to be issued upon conversion of Class A Preferred Stock held by family trusts over which Mr. Bajaj does not exercise any voting or investment control. Of the shares listed in the table, as of June 30, 2003 and assuming the closing of the initial public offering as of June 30, 2003, 401,525 shares would be subject to transfer restrictions under a senior management agreement between Mr. Bajaj and us.

(4)
Includes (a) 385,216 shares of common stock, and (b) 13,125 shares of common stock and 11,213 shares of common stock to be issued upon conversion of Class A Preferred Stock held by the Pearlstein Family LLC over which Mr. Pearlstein exercises voting and investment control but excludes 25,000 shares of common stock held by family trusts over which Mr. Pearlstein does not exercise any voting or investment control. Of the shares listed in the table, as of June 30, 2003 and assuming the closing of the initial public offering as of June 30, 2003, 104,678 shares would be subject to transfer restrictions under a senior management agreement between us and Mr. Pearlstein.

(5)
Each of Messrs. Rauner and Canfield is a principal of GTCR and Mr. Bondy is a member of GTCR's general partner. As such, each may be deemed to exercise voting and investment power over the shares held by GTCR. Each of Messrs. Rauner, Canfield, and Bondy disclaims beneficial ownership of the shares of our common stock held by GTCR.

DESCRIPTION OF CERTAIN INDEBTEDNESS

2003 Credit Facility

        On July 3, 2003, we entered into an Amended and Restated Credit Agreement with a syndicate of financial institutions led by Bank of America, N.A. The Amended and Restated Credit Agreement provides for a $50.0 million revolving credit facility (including a $5.0 million letter of credit subfacility and a $5.0 million swingline subfacility). Availability of credit under the 2003 Credit Facility depends upon the amount of our borrowing base which is generally determined as specified percentages of our eligible receivables. The proceeds of the 2003 Credit Facility will be used for working capital and general corporate purposes, for capital expenditures, and for future acquisitions. Interest under the 2003 Credit Facility is calculated, at our option, at a rate based on the British Bankers Association Interest Settlement Rate for deposits in dollars or based on the higher of Bank of America, N.A.'s prime rate or the federal funds rate plus 50 basis points, in each case plus an applicable margin that varies depending upon our consolidated total leverage ratio. We also pay a commitment fee on the unused portion of the commitments of the lenders under the 2003 Credit Facility at a rate that varies depending upon our consolidated total leverage ratio.

        The issuer is the borrower under this credit facility, and DigitalNet Holdings and its domestic subsidiaries guarantee these obligations. The obligations under the 2003 Credit Facility are secured by substantially all of our assets.

        The 2003 Credit Facility terminates and any borrowings thereunder must be repaid on July 3, 2007, the maturity date.

        Outstanding indebtedness under the revolving credit facility may be voluntarily prepaid and reborrowed in whole or in part from time to time without premium or (other than customary interest breakage costs) penalty. The 2003 Credit Facility requires us to make prepayments of outstandings under the facility with the net proceeds of asset sales (without a corresponding mandatory reduction in the committed amount of the facility) subject to a reinvestment period and certain baskets to be agreed upon.

        The 2003 Credit Facility contains customary affirmative and negative covenants, including financial covenants that we are required to meet, including:

  •
  a consolidated total leverage ratio of DigitalNet Holdings, Inc.:

  •
  3.75 to 1.00 or less until December 31, 2004; and

  •
  3.50 to 1.00 or less from January 1, 2005 and thereafter;

  •
  a consolidated fixed charge coverage ratio of DigitalNet Holdings, Inc.:

  •
  1.25 to 1.00 or greater until December 31, 2003; and

  •
  1.75 to 1.00 from January 1, 2004 and thereafter;

  •
  a minimum net worth covenant requiring the consolidated net worth of DigitalNet Holdings, Inc. (defined as shareholders' equity, plus Class A Preferred Stock, plus Class B Preferred Stock, each as set forth on the consolidated balance sheet of DigitalNet Holdings, Inc.) to be no less than the sum of (i) $89,000,000, plus (ii) an amount equal to 50% of consolidated net income (to the extent positive) after the closing of the 2003 Credit Facility, plus (iii) an amount equal to 100% of all equity issuances after such closing date appearing on the consolidated balance sheet of DigitalNet Holdings, Inc., less (iv) an amount equal to the reduction on the consolidated balance sheet of DigitalNet Holdings, Inc. resulting from redemptions of Class B Preferred Stock after such closing date.

        Those covenants also restrict certain of our corporate activities, including, among other things, our ability to make acquisitions, merge or consolidate with other entities, dispose of assets, incur additional indebtedness, pay dividends, create liens, make investments, make capital expenditures, and engage in certain transactions with affiliates. The credit agreement also contains customary events of default, including, among others, defaults based on certain bankruptcy and insolvency events; nonpayment; cross-defaults to other debt; breach of specified covenants; change of control and material inaccuracy of representations and warranties.

DESCRIPTION OF NOTES

        You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the word "Issuer" refers only to DigitalNet, Inc. and not to any of its subsidiaries or its parent company, DigitalNet Holdings, Inc. ("DigitalNet Holdings"). Except as otherwise indicated, the following summary relates to both the old notes and the new notes to be issued in the exchange offer; the term "Note" or "Notes" refers to both the old notes and the new notes.

        The terms of the new notes and the old notes are identical in all material respects, except the new notes:

  •
  will have been registered under the Securities Act;

  •
  will not contain transfer restrictions and registration rights that relate to the old notes; and

  •
  will not contain provisions relating to the payment of liquidated damages to be made to the holders of the old notes under circumstances related to the timing of the exchange offer.

        The Issuer will issue the Notes under an Indenture (the "Indenture") among itself, DigitalNet Holdings, the Subsidiary Guarantors and Wells Fargo Bank Minnesota, National Association, as trustee (the "Trustee"), in a private transaction that is not subject to the registration requirements of the Securities Act. See "Notice to Investors." The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

        The following description is a summary of the material provisions of the Indenture. It does not restate those agreements in their entirety. We urge you to read the Indenture because it, and not this description, contain additional information and define the Issuer's obligations and your rights as holders of the Notes. Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the Indenture.

Brief Description of the Notes and the Note Guarantees

  The Notes

        The Notes:

  •
  will be general unsecured obligations of the Issuer;

  •
  will be effectively subordinated to any existing or future secured Indebtedness of the Issuer, including the Indebtedness of the Issuer under the Credit Agreement, to the extent of the value of the assets securing such Indebtedness;

  •
  will be pari passu in right of payment with any existing or future unsecured Unsubordinated Indebtedness of the Issuer;

  •
  will be senior in right of payment to any existing or future subordinated Indebtedness of the Issuer; and

  •
  will be guaranteed by DigitalNet Holdings and the Subsidiary Guarantors as described under "—Note Guarantees."

  The Note Guarantees

        The Notes are guaranteed by DigitalNet Holdings and all of the Domestic Subsidiaries of the Issuer. As of the date of the Indenture, all of our subsidiaries, other than HFS GmbH will be "Domestic Subsidiaries." In the future, we may have additional subsidiaries which are not "Domestic Subsidiaries." We refer to the Subsidiaries that guarantee the Notes as "Subsidiary Guarantors."

        Each Guarantee of the Notes:

  •
  will be a general unsecured obligation of the Guarantor;

  •
  will be effectively subordinated to any existing or future secured Indebtedness of the Guarantor, including the Guarantor's guarantee of the Indebtedness and other obligations of the Issuer under the Credit Agreement and such Guarantor's other obligations under such guarantee, to the extent of the value of the assets securing such Indebtedness;

  •
  will be pari passu in right of payment with any existing or future unsecured Unsubordinated Indebtedness of the Guarantor; and

  •
  will be senior in right of payment to any existing or future subordinated Indebtedness of the Guarantor.

        As of the date of the Indenture, all of our subsidiaries will be "Restricted Subsidiaries." However, under the circumstances described below under the subheading "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture. Our Unrestricted Subsidiaries will not guarantee the Notes.

        As of the date of the Indenture, none of our Foreign Subsidiaries will Guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. In addition, in certain circumstances, we will be required to pledge the ownership interests of our Foreign Subsidiaries to the lenders pursuant to the Credit Agreement. As of the date of the Indenture, the Issuer has only one Foreign Subsidiary. The Foreign Subsidiary does not conduct any of the Issuer's business or own any material assets.

        The notes will not be Guaranteed by any of the Issuer's existing or future Foreign Subsidiaries unless any such Foreign Subsidiary Guarantees any other Indebtedness of the Issuer or any Domestic Subsidiary.

Principal, Maturity and Interest

        The Indenture provides for the issuance by the Issuer of Notes with an initial principal amount of $125.0 million. The Issuer may issue additional notes (the "Additional Notes") from time to time after this offering. Any offering of Additional Notes is subject to the covenant described below under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock." The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Issuer will issue Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on July 15, 2010.

        Interest on the Notes will accrue at the rate of 9% per annum and will be payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2004. The Issuer will make each interest payment to the Holders of record on the immediately preceding January 1 and July 1.

        Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

        If a Holder has given wire transfer instructions to the Issuer, the Issuer will pay all principal, interest and premium and Liquidated Damages, if any, on that Holder's Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar within the

City and State of New York unless the Issuer elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

        The Trustee will initially act as Paying Agent and Registrar. The Issuer may change the Paying Agent or Registrar without prior notice to the Holders, and the Issuer or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

        A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer is not required to transfer or exchange any Note selected for redemption. Also, the Issuer is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

        The registered Holder of a Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Note Guarantees

        DigitalNet Holdings and the Subsidiary Guarantors will jointly and severally guarantee the Issuer's obligations under the Notes. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors."

        DigitalNet Holdings or any Subsidiary of DigitalNet Holdings that owns any Equity Interests of the Issuer may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not DigitalNet Holdings or such Subsidiary of DigitalNet Holdings is the surviving Person), another Person unless:

  (1)
  immediately after giving effect to that transaction, no Default or Event of Default exists; and

  (2)
  the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger is organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of DigitalNet Holdings or such Subsidiary of DigitalNet Holdings under the Indenture, its Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee.

        A Subsidiary Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person, other than the Issuer or another Subsidiary Guarantor, unless:

  (1)
  immediately after giving effect to that transaction, no Default or Event of Default exists; and

  (2)
  either:

  (a)
  the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger is organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Subsidiary Guarantor under the Indenture, its Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

    (b)
    such sale or other disposition complies with the "Asset Sale" provisions of the Indenture, including the application of the Net Proceeds therefrom.

        The Note Guarantee of a Subsidiary Guarantor will be released:

  (1)
  in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Issuer, if the sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor complies with the "Asset Sale" provisions of the Indenture;

  (2)
  in connection with any sale of all of the Capital Stock of a Subsidiary Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Issuer, if the sale of all such Capital Stock of that Subsidiary Guarantor complies with the "Asset Sale" provisions of the Indenture; or

  (3)
  if the Issuer properly designates any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary.

Ranking

        The Notes will rank equal in right of payment to all existing and future unsecured Unsubordinated Indebtedness and senior in right of payment to all subordinated Indebtedness of the Issuer. The Notes, however, will be effectively subordinated to the Issuer's secured obligations, including indebtedness and other obligations under the Credit Facility, to the extent of the value of the collateral securing such obligations. Additionally, the Notes will be effectively subordinated to all liabilities, including trade payables, of the Issuer's subsidiaries that are not Subsidiary Guarantors. The Note Guarantees will rank equal in right of payment with all existing and future unsecured Unsubordinated Indebtedness of the Guarantor. In addition, the Note Guarantees will be effectively subordinated to all of the Guarantors' secured obligations, including the Guarantor's guarantee of the indebtedness and other obligations of the Issuer under the Credit Agreement and such Guarantor's other obligations under such guarantee, to the extent of the value of the collateral securing such obligations.

        Assuming this offering was completed on June 30, 2003, the Issuer and DigitalNet Holdings would have had $125.0 million of debt outstanding, all of which would have been debt of the Issuer and the Subsidiary Guarantors, and none of which would have been subordinated to the Notes or the guarantees.

Optional Redemption

        At any time prior to July 15, 2006, the Issuer may redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture at a redemption price of 109.00% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds received by the Issuer from one or more Equity Offerings; provided that:

  (1)
  at least 65% of the aggregate principal amount of Notes (including any Additional Notes) issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by DigitalNet Holdings, the Issuer and the Issuer's Subsidiaries); and

  (2)
  the redemption must occur within 90 days of the date of the closing of such Equity Offering.

        Except pursuant to the preceding paragraph, the Notes will not be redeemable at the Issuer's option prior to July 15, 2007.

        After July 15, 2007, the Issuer may redeem all or a part of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

Year	Percentage
2007	104.50%
2008	102.25%
2009 and thereafter	100.00%

        The Credit Agreement will contain provisions that prohibit or otherwise limit the ability of the Issuer to make any optional redemption.

Mandatory Redemption

        The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Selection and Notice

        If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

  (1)
  if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

  (2)
  if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

        No Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

        If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Repurchase at the Option of Holders

  Change of Control

        If a Change of Control occurs, each Holder of Notes will have the right to require the Issuer to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder's Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, the Issuer will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, thereon, to the date of purchase; provided, however, that notwithstanding the occurrence of a Change of Control, the Issuer will not be obligated to offer to purchase or purchase the Notes pursuant to this covenant if, prior to the time that the Issuer would be required to offer to purchase the Notes as a result of such Change of Control, the Issuer has mailed the requisite irrevocable notice to redeem all the outstanding Notes pursuant to the provisions described under "Optional Redemption" and redeems all the Notes in accordance with such notice. Within 30 days following any Change of Control, the Issuer will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

        On the Change of Control Payment Date, the Issuer will, to the extent lawful:

  (1)
  accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

  (2)
  deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

  (3)
  deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Issuer.

The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

        The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The Credit Agreement will (with certain exceptions) prohibit the Issuer from purchasing any Notes and will provide that certain change of control events (including, without limitation, any change of control as defined in the Indenture) with respect to the Issuer would constitute a default under the Credit Agreement. Any future credit agreements or other agreements relating to Indebtedness to which the Issuer becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Issuer is prohibited from purchasing Notes, the Issuer could seek the consent of the requisite lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such a consent or repay such borrowings, the Issuer will remain prohibited from purchasing Notes. In such case, the Issuer's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement and could constitute a default under any such other Indebtedness.

        The provisions described above that require the Issuer to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Issuer repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

        The Issuer will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of DigitalNet Holdings and its subsidiaries or the Issuer and its Restricted Subsidiaries, in each case, taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Issuer to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of DigitalNet Holdings and its subsidiaries or the Issuer and its Restricted Subsidiaries, in each case, taken as a whole to another Person or group may be uncertain.

  Asset Sales

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

  (1)
  the Issuer (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

  (2)
  such fair market value is determined by the Issuer's Board of Directors and evidenced by a resolution of such Board of Directors set forth in an Officers' Certificate delivered to the Trustee; and

  (3)
  at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following shall be deemed to be cash:

  (a)
  any liabilities (as shown on the Issuer's or such Restricted Subsidiary's most recent balance sheet), of the Issuer or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are either (i) assumed by the transferee of any such assets pursuant to a customary written novation agreement that releases the Issuer or such Restricted Subsidiary from further liability or (ii) in respect of which the Issuer and any Restricted Subsidiary are otherwise released from further liability by operation of law; and

  (b)
  any securities, notes or other obligations received by the Issuer or any such Restricted Subsidiary from such transferee that are contemporaneously or within 90 days converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion).

        Notwithstanding the foregoing, the Issuer and its Restricted Subsidiaries may exchange property or assets held by any of them for property or assets held by any other Person (or Capital Stock of a Person (a) whose assets are of a type that would satisfy clause (4) below and (b) would be a Restricted Subsidiary of the Issuer immediately following the exchange); provided that (i) the assets received by the Issuer or a Restricted Subsidiary of the Issuer in any such exchange in the good faith reasonable judgment of the Issuer's Board of Directors will immediately constitute, be a part of, or be used in a Permitted Business by the Issuer or its Restricted Subsidiaries, (ii) the Issuer's Board of Directors has determined that the terms of any such exchange are fair and reasonable and (iii) any cash or Cash Equivalents received by the Issuer or any Restricted Subsidiary of the Issuer in any such exchange will be treated as Net Proceeds from an Asset Sale and applied in accordance with this covenant.

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Issuer may apply such Net Proceeds at its option:

  (1)
  to repay Indebtedness under (x) the Credit Facilities or (y) Unsubordinated Indebtedness of the Issuer or any Restricted Subsidiary secured by such assets or (z) Indebtedness of a Foreign

    Subsidiary which is a non-Guarantor Restricted Subsidiary from the proceeds of an Asset Sale by such Foreign Subsidiary;

  (2)
  to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business;

  (3)
  to make a capital expenditure in or that is used or useful in a Permitted Business; or

  (4)
  to acquire other long-term assets in or that are used or useful in a Permitted Business.

        Pending the final application of any such Net Proceeds, the Issuer may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Issuer will make an Asset Sale Offer to all Holders of Notes and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount (or 100% of the accreted value thereof, in the case of Indebtedness sold at a discount, as the case may be) plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Issuer may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and the aggregate principal amount (or accreted value, as applicable) of such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of Notes and the aggregate principal amount (or accreted value, as applicable) of such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

        The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

        The Credit Agreement will (with certain exceptions) prohibit the Issuer from purchasing any Notes, and also provides that certain asset sale events with respect to the Issuer would constitute a default under the Credit Agreement. Any future credit agreements or other agreements relating to Indebtedness to which the Issuer becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Issuer is prohibited from purchasing Notes, the Issuer could seek the consent of the applicable lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such a consent or repay such borrowings, the Issuer will remain prohibited from purchasing Notes. In such case, the Issuer's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement and could constitute a default under any such other Indebtedness.

Certain Covenants

  Restricted Payments

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

  (1)
  declare or pay any dividend or make any other payment or distribution on account of the Issuer's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Issuer's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such, other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Issuer or to the Issuer or a Restricted Subsidiary of the Issuer;

  (2)
  purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Issuer) (a) any Equity Interests of the Issuer, (b) any Equity Interests of any direct or indirect parent of the Issuer (including, without limitation, DigitalNet Holdings) or (c) any Equity Interests of any Subsidiary of the Issuer (other than Equity Interests of a Restricted Subsidiary);

  (3)
  make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or the Note Guarantees, except (a) a payment of interest or principal at the Stated Maturity thereof or (b) a purchase or other acquisition for value in anticipation of satisfying a scheduled maturity, sinking fund or amortization obligation or principal repayment obligation, in each case, due within one year of the date of such purchase or other acquisition; or

  (4)
  make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

        unless, at the time of and after giving effect to such Restricted Payment:

  (1)
  no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

  (2)
  the Issuer would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;" and

  (3)
  such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (7), (8) and (10) of the next succeeding paragraph), is less than the sum, without duplication, of:

  (a)
  50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from the beginning of the fiscal quarter during which the Notes are issued to the end of the Issuer's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

  (b)
  100% of the aggregate net cash proceeds received by the Issuer since the date of the Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Issuer (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Issuer that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Issuer); plus

    (c)
    to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

    (d)
    if an Unrestricted Subsidiary of the Issuer is redesignated as a Restricted Subsidiary, an amount equal to the lesser of (i) the portion (proportionate to the Issuer's equity interest in such Person) of the fair market value of the net assets of such Person at the time such Person is designated a Restricted Subsidiary of the Issuer and (ii) the amount of Restricted Investments previously made by the Issuer or any Restricted Subsidiary of the Issuer in such Person; plus

    (e)
    the amount of any prior Restricted Investment consisting of a Guarantee entered into by the Issuer or any Restricted Subsidiary of the Issuer if at the time such Guarantee is released neither the Issuer nor such Restricted Subsidiary has made any payment on such Guarantee.

        The preceding provisions will not prohibit:

  (1)
  the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

  (2)
  so long as no Default has occurred and is continuing, the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Issuer or any Subsidiary Guarantor or of any Equity Interests of the Issuer in exchange for, or out of the net cash proceeds of the sale within 30 days (other than to a Subsidiary of the Issuer) of, Equity Interests of the Issuer (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3) (b) of the preceding paragraph;

  (3)
  so long as no Default has occurred and is continuing, the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the Issuer or any Subsidiary Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

  (4)
  the payment of any dividend or other distribution in the nature of a dividend by a Restricted Subsidiary of the Issuer to the holders of its common Equity Interests on a pro rata basis;

  (5)
  so long as no Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Issuer or any Restricted Subsidiary of the Issuer (or the payment of dividends to any direct parent of the Issuer, including, without limitation, DigitalNet Holdings, to be used solely for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of any direct parent of the Issuer, including, without limitation DigitalNet Holdings), in each case, held by any current or former employee, officer, director or consultant of the Issuer or any Restricted Subsidiary of the Issuer or any director or former director of any direct parent of the Issuer, including, without limitation, DigitalNet Holdings, pursuant to any management equity subscription agreement, stock option, restricted stock or similar plans or other agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $2.5 million in any calendar year provided, however, that the Issuer and its Restricted Subsidiaries may carry forward and make in a subsequent calendar year, in addition to the amounts permitted for such calendar year pursuant to this clause (5), the amount of such purchases, acquisitions, redemptions or retirements for value permitted to have been made pursuant to this clause (5) but not made in any preceding calendar year up to a maximum of $7.5 million in any calendar year pursuant to this clause (5);

  (6)
  so long as no Default has occurred and is continuing, dividends or other distributions to DigitalNet Holdings so that DigitalNet Holdings may repurchase shares of Class B Redeemable Convertible Preferred Stock at a purchase price not to exceed the liquidation preference thereof in one or more transactions; provided, however, that at the time of any such dividend and the related repurchase the Fixed Charge Coverage Ratio for the Issuer's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of such repurchase would have been not less than 3.5 to 1, determined on a pro forma basis, as if such dividend, the related repurchase and any incurrence of Indebtedness related to such repurchase had occurred at the beginning of such four-quarter period;

  (7)
  dividends to any direct parent of the Issuer, including, without limitation, DigitalNet Holdings, so that DigitalNet Holdings may (a) pay corporate operating (including, without limitation, directors fees and expenses and indemnification payments to directors) and overhead expenses in the ordinary course of business related to the Issuer and its Subsidiaries, such amount not to exceed $750,000 in any fiscal year of the Issuer, (b) pay the cost of directors' and officers' insurance and the costs incurred in connection with any financing, the proceeds of which are or are intended to be contributed to the Issuer or a Restricted Subsidiary, and (c) pay any taxes which are due and payable in the ordinary course of business by DigitalNet Holdings as part of the consolidated group consisting of DigitalNet Holdings, any Subsidiary of DigitalNet Holdings that is the direct parent of the Issuer, the Issuer and the Issuer's Subsidiaries;

  (8)
  repurchases of Equity Interests deemed to occur upon exercise of options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

  (9)
  the making of cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of the Issuer or any direct parent of the Issuer, including, without limitation, DigitalNet Holdings; and

  (10)
  so long as no Default has occurred and is continuing, Restricted Payments in an amount which, when taken together with all other Restricted Payments made pursuant to this clause (10), does not exceed $5.0 million.

        The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Issuer or such Subsidiary, as the case may be, pursuant to the Restricted Payment. For purposes of this covenant, the amount of any Restricted Payment made or returned, if other than in cash, shall be the fair market value thereof, as determined in the good faith reasonable judgment of our Board of Directors, unless stated otherwise, at the time made or returned, as applicable. Additionally, concurrently with each Restricted Payment, the Issuer shall deliver an Officers' Certificate to the Trustee describing in reasonable detail the nature of such Restricted Payment in excess of $2.5 million, stating the amount of such Restricted Payment, stating in reasonable detail the provisions of the Indenture pursuant to which such Restricted Payment was made and certifying that such Restricted Payment was made in compliance with the terms of the Indenture.

  Incurrence of Indebtedness and Issuance of Preferred Stock

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and the Issuer will not issue any Disqualified Stock and the Issuer will not permit any of its Restricted Subsidiaries to issue any Disqualified Stock or preferred stock; provided, however, that the Issuer and the Subsidiary Guarantors may incur Indebtedness (including Acquired Debt), if the Fixed Charge Coverage Ratio for the Issuer's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred at the beginning of such four-quarter period.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

  (1)
  the incurrence by the Issuer and the Subsidiary Guarantors of Indebtedness under Credit Facilities (and the incurrence by the Subsidiary Guarantors of guarantees thereof) in an aggregate principal amount at any one time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Issuer and its Restricted Subsidiaries thereunder) not to exceed the greater of (a) $60.0 million and (b) 90% (or such applicable lower percentage or percentages specified in the relevant Credit Facilities in effect from time to time pursuant to this clause (1) with respect to specified categories of accounts receivable) of the consolidated book value of the accounts receivable of the Issuer and the Subsidiary Guarantors as set forth on the most recent available quarterly or annual consolidated balance sheet of the Issuer and its Restricted Subsidiaries prepared in conformity with GAAP;

  (2)
  the incurrence by the Issuer and its Restricted Subsidiaries of the Existing Indebtedness;

  (3)
  the incurrence by the Issuer and the Subsidiary Guarantors of Indebtedness represented by the Notes and the related Note Guarantees to be issued on the date of the Indenture and the Exchange Notes and the related Note Guarantees to be issued pursuant to the Registration Rights Agreement;

  (4)
  the incurrence by the Issuer or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Issuer or such Subsidiary Guarantor, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $15.0 million at any time outstanding;

  (5)
  the incurrence by the Issuer or any Restricted Subsidiary of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (12) or (13) of this paragraph;

  (6)
  the incurrence by the Issuer or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Issuer and any of its Restricted Subsidiaries; provided, however, that:

  (a)
  if the Issuer or any Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Issuer, or the Note Guarantee, in the case of a Subsidiary Guarantor; and

  (b)
  (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Issuer or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Issuer or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

  (7)
  the incurrence by the Issuer or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for non-speculative purposes, including for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of this Indenture to be outstanding or for the purpose of fixing or hedging currency exchange rate risk or commodity price risk and not for speculative purposes; provided that Hedging Obligations for the purpose of fixing or hedging interest rate risk must relate to Indebtedness that is permitted by the terms of this Indenture to be outstanding;

  (8)
  the Guarantee by the Issuer or any Subsidiary Guarantor of Indebtedness of the Issuer or a Restricted Subsidiary of the Issuer that was permitted to be incurred by another provision of this covenant;

  (9)
  the incurrence by the Issuer or any Restricted Subsidiary of Indebtedness in respect of letters of credit, performance, bid, appeal and surety or similar bonds and completion guarantees provided by the Issuer or any Restricted Subsidiary in the ordinary course of business or pursuant to workers' compensation claims or self-insurance obligations and not in connection with the borrowing of money;

  (10)
  the incurrence by the Issuer or any Restricted Subsidiary of Indebtedness arising from agreements of the Issuer or such Subsidiary providing for indemnification, earn-outs, adjustment of purchase price or similar obligations, including letters of credit or bonds backing-up any such obligation, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Equity Interests by the Issuer or a Restricted Subsidiary, other than Guarantees of Indebtedness of any other Person acquiring all or any portion of such business, assets or Equity Interests incurred for the purpose of financing any portion of such acquisition; provided that in the case of a disposition, the maximum liability in respect of such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being determined at the time received and without giving effect to any subsequent changes in value) actually received by the Issuer or such Restricted Subsidiary in connection with such disposition;

  (11)
  the incurrence by the Issuer or any Restricted Subsidiary of Indebtedness in respect of netting services, overdraft protection and otherwise in connection with deposit accounts; provided that such Indebtedness is extinguished within five Business Days of its incurrence;

  (12)
  the incurrence by Foreign Subsidiaries of Indebtedness in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (12), not to exceed $10.0 million; provided, that at the time of incurrence, the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant; and

  (13)
  the incurrence by the Issuer or any Subsidiary Guarantor of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (13), not to exceed $10.0 million.

        Notwithstanding anything to the contrary contained in this covenant, (a) the Issuer shall not, and shall not permit any Subsidiary Guarantor to, incur any Indebtedness pursuant to this covenant if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such Indebtedness shall be subordinated to the Notes or the applicable Subsidiary Guarantee, as the case may be, to at least the same extent as such Subordinated Obligations and (b) the Issuer shall not permit any Restricted Subsidiary of the Issuer that is not a Subsidiary Guarantor to incur any Indebtedness pursuant to this covenant if the proceeds thereof are used, directly or indirectly, to Refinance any Indebtedness of the Issuer or any Subsidiary Guarantor.

        For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities incurred or outstanding on the date on which Notes are first issued and authenticated under the Indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

        The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on any Indebtedness of the Issuer or any Restricted Subsidiary in the form of additional Indebtedness with the same terms will not be deemed to be an incurrence of Indebtedness for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Issuer as accrued.

        For the purposes of determining compliance with any restriction on the incurrence of Indebtedness where Indebtedness is denominated in a currency other than U.S. dollars, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of such determination; provided, however, that if any such Indebtedness that is denominated in a different currency is subject to a Currency Exchange Agreement with respect to U.S. dollars covering principal amounts payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be adjusted to take into account the effect of such an agreement. The principal amount of any Indebtedness incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness Refinanced determined on the date such Indebtedness being Refinanced was initially incurred. Notwithstanding any other provision of this covenant, the maximum amount that the Issuer or a Restricted Subsidiary of the Issuer may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies.

  Liens

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness or Attributable Debt (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

  (1)
  pay dividends or make any other distributions on its Capital Stock to the Issuer or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries (it being understood that the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

  (2)
  make loans or advances to the Issuer or any of its Restricted Subsidiaries (it being understood that the subordination of loans or advances made to any Restricted Subsidiary to other Indebtedness incurred by any Restricted Subsidiary, or the waiver or deferral of the rights of a Guarantor to reimbursement, indemnity, subrogation or similar rights, shall not be deemed a restriction on the ability to make loans or advances); or

  (3)
  transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

  (1)
  Existing Indebtedness or the Credit Facilities, in each case, as in effect on the date of the Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, than those contained in such Existing Indebtedness or the Credit Facilities, as in effect on the date of the Indenture;

  (2)
  the Indenture, the Notes and the Note Guarantees;

  (3)
  applicable law or any regulation or order required by any governmental authority or any contracts with customers entered into in the ordinary course of business that impose restrictions of the nature described in clause (3) of the preceding paragraph;

  (4)
  any instrument or agreement governing Indebtedness, Capital Stock or assets of a Person acquired by the Issuer or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or any of its Subsidiaries, or the property or assets of the Person or any of its Subsidiaries, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

  (5)
  customary non-assignment provisions in leases entered into in the ordinary course of business;

  (6)
  purchase money obligations or Capital Lease Obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

  (7)
  any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition or any agreement for the sale or other disposition of any property or assets that restricts the sale or other disposition of such property or assets pending such sale or other disposition;

  (8)
  Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

  (9)
  Permitted Liens that impose encumbrances or restrictions of the nature described in clause (3) of the preceding paragraph;

  (10)
  restrictions imposed by customary provisions in joint venture agreements that restrict the transfer of the interest in the joint venture;

  (11)
  restrictions on cash or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies under contracts entered into in the ordinary course of business;

  (12)
  customary restrictions imposed on the transfer and assignment of intellectual property; and

  (13)
  encumbrances or restrictions contained in any Indebtedness incurred by a Foreign Subsidiary that apply only to such Foreign Subsidiary.

  Merger, Consolidation or Sale of Assets

        The Issuer may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Issuer is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuer and its Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

  (1)
  either: (a) the Issuer is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

  (2)
  the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Issuer under the Notes, the Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

  (3)
  immediately after such transaction no Default or Event of Default exists; and

  (4)
  the Issuer or the Person formed by or surviving any such consolidation or merger (if other than the Issuer), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock" or (b) have a Fixed Charge Coverage Ratio that exceeds the Issuer's Fixed Charge Coverage Ratio for the applicable four-quarter period determined without giving pro forma effect to such transaction.

        DigitalNet Holdings and any Subsidiary of DigitalNet Holdings that owns any Equity Interests of the Issuer may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not DigitalNet Holdings or such Subsidiary of DigitalNet Holdings is the surviving Person), another Person unless:

  (1)
  immediately after giving effect to that transaction, no Default or Event of Default exists; and

  (2)
  the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger is organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of DigitalNet Holdings or such Subsidiary of DigitalNet Holdings under the Indenture, its Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee.

        A Subsidiary Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person, other than the Issuer or another Subsidiary Guarantor, unless:

  (1)
  immediately after giving effect to that transaction, no Default or Event of Default exists; and

  (2)
  either:

  (a)
  the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger is organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Subsidiary Guarantor under the Indenture, its Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

  (b)
  such sale or other disposition complies with the "Asset Sale" provisions of the Indenture, including the application of the Net Proceeds therefrom.

        In addition, none of DigitalNet Holdings, any Subsidiary of DigitalNet Holdings that owns any Equity Interests of the Issuer, the Issuer or any Restricted Subsidiary may, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This "Merger, Consolidation or Sale of Assets" covenant will not apply to (a) a sale, assignment, transfer, conveyance or other disposition of assets between or among the Issuer and any of its Restricted Subsidiaries or (b) a merger of the Issuer into an Affiliate of the Issuer solely for the purpose and with the sole effect of reincorporating the Issuer in another jurisdiction.

  Transactions with Affiliates

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

  (1)
  such Affiliate Transaction is on terms, taken as a whole, that are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

  (2)
  the Issuer delivers to the Trustee:

  (a)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors of the Issuer set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Issuer; and

  (b)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Issuer or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

        The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

  (1)
  transactions between or among the Issuer and/or its Restricted Subsidiaries;

  (2)
  payment of reasonable directors fees to Persons who are not otherwise Affiliates of the Issuer and the provision and payment of customary indemnification to directors and officers of the Issuer;

  (3)
  Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "—Restricted Payments";

  (4)
  payments to GTCR pursuant to the Professional Services Agreement, as in effect on the date of the Indenture, or any amendment, modification or replacement to such agreement (so long as the amendment, modification or replacement is not disadvantageous to the Holders of the Notes in any respect);

  (5)
  transactions pursuant to the Senior Management Agreements or Equity Purchase Agreement, in each case, as in effect on the date of the Indenture;

  (6)
  loans and advances to officers, directors or employees of the Issuer or its Restricted Subsidiaries made in the ordinary course of business in an amount that, when taken together with all other loans and advances made pursuant to this clause (6) and then outstanding, does not exceed $2.5 million;

  (7)
  any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Issuer's Board of Directors;

  (8)
  any employment agreement or other employee compensation arrangements entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

  (9)
  tax sharing agreements among the Issuer and its Restricted Subsidiaries;

  (10)
  transactions with a Person that is an Affiliate of the Issuer solely because the Issuer or any of its Restricted Subsidiaries owns Capital Stock in such Person;

  (11)
  any sale or issuance of Capital Stock (other than Disqualified Stock) of the Issuer to Affiliates of the Issuer or its Restricted Subsidiaries; and

  (12)
  transactions effected pursuant to any agreement described in the section of this prospectus entitled "Certain Relationships and Related Transactions" as the same are in effect on the date of the Indenture or any amendment, modification or replacement to such agreement (so long as the amendment, modification or replacement is not disadvantageous to the Holders of the Notes in any respect).

  Additional Note Guarantees

        If the Issuer or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary on or after the date of the Indenture, then that newly acquired or created Domestic Subsidiary must become a Guarantor and execute a supplemental indenture within 30 Business Days of the date on which it was acquired or created. If any of the Issuer's existing or future Foreign Subsidiaries Guarantee any other Indebtedness of the Issuer or any Domestic Subsidiary, then that Foreign Subsidiary must become a Guarantor and execute a supplemental indenture within 30 Business Days of the date on which it enters into such Guarantee. If DigitalNet Holdings acquires or creates any Subsidiary and such Subsidiary acquires any Equity Interests of the Issuer, then DigitalNet Holdings must cause such Subsidiary to become a Guarantor (on terms identical to the Guarantee of DigitalNet Holdings) and execute a supplemental indenture within 30 Business Days of the date on which it acquired such Equity Interests of the Issuer.

  Designation of Restricted and Unrestricted Subsidiaries

        The Board of Directors of the Issuer may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Issuer and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be a Restricted Investment made as of the time of such designation and that designation will only be permitted if such Investment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Issuer may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Issuer of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

  Sale and Leaseback Transactions

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction; provided that the Issuer or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

  (1)
  the Issuer or that Restricted Subsidiary, as applicable, could have incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction under the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock";

  (2)
  the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors of the Issuer and set forth in an Officers' Certificate delivered to the Trustee, of the property that is the subject of that Sale and Leaseback Transaction; and

  (3)
  the transfer of assets in that Sale and Leaseback Transaction is permitted by, and the Issuer applies the proceeds of such transaction in compliance with, the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales."

  Payments for Consent

        DigitalNet Holdings and the Issuer will not, and the Issuer will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Reports

        Whether or not required by the Commission, so long as any Notes are outstanding, DigitalNet Holdings or the Issuer will furnish to the Holders of Notes, within the time periods specified in the Commission's rules and regulations:

  (1)
  all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if DigitalNet Holdings were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by DigitalNet Holdings' certified independent accountants; and

  (2)
  all current reports that would be required to be filed with the Commission on Form 8-K if DigitalNet Holdings were required to file such reports.

        In addition, after consummation of the Exchange Offer, whether or not required by the Commission, DigitalNet Holdings or the Issuer will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, DigitalNet Holdings, the Issuer and the Subsidiary Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

        Each of the following is an Event of Default:

  (1)
  default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes;

  (2)
  default in payment when due of the principal of, or premium, if any, on the Notes;

  (3)
  failure by the Issuer or any of the Issuer's Restricted Subsidiaries to comply with the provisions described under the captions "—Repurchase at the Option of Holders—Change of Control,"

    "—Repurchase at the Option of Holders—Asset Sales" or "—Certain Covenants—Merger, Consolidation or Sale of Assets";

  (4)
  failure by DigitalNet Holdings, any Subsidiary of DigitalNet Holdings that owns Equity Interests of the Issuer, the Issuer or any of the Issuer's Restricted Subsidiaries for 30 days after notice to comply with any of the other agreements in the Indenture;

  (5)
  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries (or the payment of which is guaranteed by DigitalNet Holdings, any Subsidiary of DigitalNet Holdings that owns Equity Interests of the Issuer, the Issuer or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

  (a)
  is caused by a failure to pay at maturity (after giving effect to the expiration of any applicable grace period, a "Payment Default"); or

  (b)
  results in the acceleration of such Indebtedness prior to its express maturity,

    and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

  (6)
  failure by DigitalNet Holdings, any Subsidiary of DigitalNet Holdings that owns Equity Interests of the Issuer, the Issuer or any of its Restricted Subsidiaries to pay final judgments (other than judgments which are covered by enforceable insurance policies issued by solvent carriers) aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

  (7)
  except as permitted by the Indenture, any Note Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee; and

  (8)
  certain events of bankruptcy or insolvency with respect to DigitalNet Holdings, any Subsidiary of DigitalNet Holdings that owns Equity Interests of the Issuer, the Issuer, any Subsidiary Guarantor or any of the Issuer's Significant Subsidiaries.

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to DigitalNet Holdings, any Subsidiary of DigitalNet Holdings that owns Equity Interests of the Issuer, the Issuer, any Subsidiary Guarantor or any Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

        Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages) if it determines that withholding notice is in their interest.

        The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the Notes.

        In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Issuer with the intention of avoiding payment of the premium that the Issuer would have had to pay if the Issuer then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs during any time that the Notes are outstanding, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Issuer with the intention of avoiding the prohibition on redemption of the Notes, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

        The Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Issuer is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor, as such, shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        The Issuer may, at its option and at any time, elect to have some or all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees ("Legal Defeasance") except for:

  (1)
  the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such Notes when such payments are due from the trust referred to below;

  (2)
  the Issuer's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  (3)
  the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer's and the Guarantor's obligations in connection therewith; and

  (4)
  the Legal Defeasance provisions of the Indenture.

        In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer, the Guarantors and any Restricted Subsidiaries that are not Subsidiary Guarantors released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

  (1)
  the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants to pay the principal of, and interest and premium and Liquidated Damages, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to maturity or to a particular redemption date;

  (2)
  in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (3)
  in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (4)
  no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit; or (b) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

  (5)
  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which DigitalNet Holdings, the Issuer or any of the Issuer's Subsidiaries is a party or by which DigitalNet Holdings, the Issuer or any of the Issuer's Subsidiaries is bound;

  (6)
  the Issuer must have delivered to the Trustee an Opinion of Counsel to the effect that, assuming no intervening bankruptcy of the Issuer or any Guarantor between the date of deposit and the 91st day following the deposit and assuming that the Trustee and each Holder is not an "insider" of the Issuer under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the avoidance as a preference in bankruptcy or insolvency of the Issuer, DigitalNet Holdings, any Subsidiary of DigitalNet Holdings that owns Equity Interests of the Issuer or any Subsidiary of the Issuer;

  (7)
  the Issuer must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders of Notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others;

  (8)
  if the Notes are to be redeemed prior to their Stated Maturity, the Issuer must deliver to the Trustee irrevocable instructions to redeem all of the new notes on the specified redemption date; and

  (9)
  the Issuer must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance in the Indenture have been complied with.

        The Credit Agreement will contain provisions that prohibit or otherwise limit the ability of the Issuer to exercise Legal Defeasance or Covenant Defeasance.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

        Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

  (1)
  reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

  (2)
  reduce the principal of or change the fixed maturity of any Note or alter the provisions, or waive any payment, with respect to the redemption of the Notes;

  (3)
  reduce the rate of or change the time for payment of interest on any Note;

  (4)
  waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

  (5)
  make any Note payable in money other than U.S. dollars;

  (6)
  make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the Notes;

  (7)
  release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

  (8)
  impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Note Guarantees;

  (9)
  after an Asset Sale or a Change of Control has occurred, amend, change or modify the obligation of the Issuer to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the "Repurchase at the Option of Holders—Asset Sales" covenant or the obligation of the Issuer to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the "Repurchase at the Option of Holders—Change of Control" covenant, including, in each case, amending, changing or modifying any definition relating thereto;

  (10)
  except as otherwise permitted under the "Merger, Consolidation and Sale of Assets" covenant, consent to the assignment or transfer by the Issuer or any Guarantor of any of their rights or obligations under the Indenture; or

  (11)
  make any change in the preceding amendment and waiver provisions.

        Notwithstanding the preceding, without the consent of any Holder of Notes, the Issuer, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes:

  (1)
  to cure any ambiguity, omission, defect or inconsistency;

  (2)
  to add additional Guarantees with respect to the Notes;

  (3)
  to provide for uncertificated Notes in addition to or in place of certificated Notes;

  (4)
  to provide for the assumption of the Issuer's or any Guarantor's obligations to the Trustee and to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Issuer's or such Guarantor's assets;

  (5)
  to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder;

  (6)
  to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

  (7)
  to evidence and provide for the acceptance of the appointment of a successor Trustee under the Indenture; or

  (8)
  to provide for the issuance of Additional Notes in accordance with the terms of the Indenture.

        The Credit Agreement will contain restrictions on our ability to amend the terms of the Indenture or the Notes.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

  (1)
  either:

  (a)
  all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Issuer) have been delivered to the Trustee for cancellation; or

  (b)
  all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

  (2)
  in the case of clause (1)(b) above, no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit;

  (3)
  the Issuer or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

  (4)
  in the case of clause (1)(b) above, the Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

        In addition, the Issuer must deliver an officers' certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

        If the Trustee becomes a creditor of the Issuer or any Guarantor, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

        The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to DigitalNet Holdings, Inc., 2525 Herndon Place, Herndon, VA 20171, Attention: Corporate Secretary.

Form and Denomination

        The new notes will initially be represented by one or more Global Notes in fully registered form without interest coupons (collectively, the "Global Note"). The new notes will be issued in denominations of $1,000 and integral multiples thereof. The Global Note will be deposited with the trustee as custodian for DTC and registered in the name of DTC or a nominee of DTC.

        Owners of beneficial interests in any Global Note will hold such interests pursuant to the procedures and practices of DTC and must exercise any rights in respect of their interests in accordance with those procedures and practices. Such Beneficial Owners will not be Holders, and will not be entitled to any rights under any new note or the Indenture, with respect to any Global Note, and we and the Trustee, and any respective agents, may treat DTC as the Holder and owner of any Global Note.

        Except as set forth below, the Global Notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the registered Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below.

        For a description of the depositary procedures with respect to the Global Notes, see "Depositary Procedures with Respect to Global Notes."

Transfer and Exchange

        At the option of the Holder upon written request, and subject to the terms of the indenture, any new note will be exchangeable at any time into an equal aggregate principal amount of new notes of different authorized denominations provided that any applicable transfer restrictions are satisfied.

        New notes may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) or exchange, at the office of any transfer agent, or the "security registrar," without service charge, but, in the case of a transfer, upon payment of any taxes and other governmental charges as described in the indenture. Any registration of transfer or exchange will be effected upon the transfer agent or the security registrar, as the case may be, being satisfied with the documents of title and identity of the person making the request, and subject to such reasonable regulations as we may from time to time agree upon with the transfer agents and the security registrar, all as described in the indenture. Subject to the applicable transfer restrictions, new notes may be transferred in whole or in part in authorized denominations.

Exchange of Global Notes for Certificated Notes

        A Global Note is exchangeable for Certificated Notes if:

  (1)
  DTC notifies the Issuer that it is unwilling or unable to continue to act as depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor depository is not appointed by the Issuer within 120 days after the date of such notice from DTC;

  (2)
  the Issuer, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

  (3)
  there shall have occurred and be continuing a Default or Event of Default with respect to the Notes.

        In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

        Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes.

Depositary Procedures with Respect to Global Notes

        With respect to the Global Notes, DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act. DTC was created to hold securities for its participating organizations, collectively, the "Participants," and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly, collectively, the "Indirect Participants." Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised us that pursuant to procedures established by it, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Notes and (ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants with respect to other owners of beneficial interests in the Global Notes).

        Investors in the Global Note within the United States may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations including the Euroclear System ("Euroclear") and Clearstream Banking, S.A. ("Clearstream"), that are Participants in such system. Investors in the Global Notes, outside the United States, may hold interests therein through Euroclear or Clearstream or organizations other than Euroclear and Clearstream that are Participants in the DTC system. Euroclear and Clearstream will hold interests in any Global Note on behalf of their Participants through customers' securities accounts in their respective names on the books of their respective depositaries. The depositaries, in turn, will hold such interests in such Global Note in customers' securities accounts in the depositaries' names on the books of DTC. All interests in a Global Note, including those held through Euroclear or Clearstream may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such system.

        The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of its Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described above under "—Transfer and Exchange," owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or Holders thereof under the Indenture for any purpose.

        DTC has advised us that its current practice, upon receipt of any payment in respect of interests in securities such as the Global Notes (including principal and interest) held by it or its nominee, is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Notes as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the Beneficial Owners of notes will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the Beneficial Owners of the new notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the owner of the Global Notes for all purposes.

        Transfers of beneficial interests in the Global Note between Participants in DTC will be effected in accordance with DTC's procedures, and such beneficial interests will trade in DTC's Settlement System; and consequently, secondary market trading activity in such interests will settle in immediately available funds. Transfers of beneficial interest in the Global Notes between Participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures, whereas cross-market transfers of such interests (including by DTC Participants other than Euroclear and Clearstream) will be subject to considerations described below.

        Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers with respect to the Global Notes between the Participants in DTC, on the one hand, and Euroclear or Clearstream Participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream as the case may be, by the counterparts in such system. Euroclear or Clearstream as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear Participants and Clearstream Participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

        Because of time zone differences, the securities account of a Euroclear or Clearstream Participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream Participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

        DTC has advised us that it will take any action permitted to be taken by a Holder of new notes only at the direction of one or more Participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the new notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the new notes, DTC reserves the right to exchange the Global Notes for new notes in certificated form, and to distribute such notes to its Participants.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Notes among Participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, the Trustee nor any of our respective agents will have any responsibility for the performance by DTC, its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person:

  (1)
  Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

  (2)
  Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" shall have correlative meanings.

        "Asset Sale" means:

  (1)
  the sale, lease (other than an operating lease entered into in the ordinary course of business), conveyance or other disposition of any assets or rights; provided that the sale, conveyance or other disposition of all or substantially all of the assets of DigitalNet Holdings and its Subsidiaries or the Issuer and its Restricted Subsidiaries, in each case, taken as a whole, will be governed by the provisions of the Indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

  (2)
  the issuance of Equity Interests by any of the Issuer's Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

        Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

  (1)
  any single transaction or series of related transactions that involves assets having a fair market value of less than $3.0 million;

  (2)
  a transfer of assets between or among the Issuer and its Restricted Subsidiaries;

  (3)
  an issuance of Equity Interests by a Restricted Subsidiary to the Issuer or to another Restricted Subsidiary;

  (4)
  the sale, license or lease of equipment, inventory, accounts receivable, intellectual property or other assets in the ordinary course of business;

  (5)
  the sale or other disposition of cash or Cash Equivalents;

  (6)
  a Restricted Payment that is permitted by the covenant described above under the caption "—Certain Covenants—Restricted Payments;"

  (7)
  the sale of damaged, obsolete, unusable or worn out equipment or equipment that is no longer necessary in the conduct of the business of the Issuer and its Restricted Subsidiaries or property acquired in connection with an acquisition and that is disposed of, in each case, in the ordinary course of business;

  (8)
  any sales associated with or part of an early termination fee or buyout of the assets owned by the Issuer or any Restricted Subsidiary upon termination of a contract with a third party; and

  (9)
  sales of assets by the Issuer and its Restricted Subsidiaries consisting of leases and subleases of real property or office space solely to the extent that such real property is not necessary for the normal conduct of operations of the Issuer and its Restricted Subsidiaries.

        "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, as calculated in accordance with GAAP, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" shall be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" shall have a corresponding meaning.

        "Board of Directors" means:

  (1)
  with respect to a corporation, the board of directors of the corporation;

  (2)
  with respect to a partnership, the Board of Directors of the general partner of the partnership; and

  (3)
  with respect to any other Person, the board or committee of such Person serving a similar function.

        "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

        "Capital Stock" means:

  (1)
  in the case of a corporation, corporate stock;

  (2)
  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

  (3)
  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

  (4)
  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Cash Equivalents" means:

  (1)
  United States dollars;

  (2)
  securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months from the date of acquisition;

  (3)
  deposit accounts, certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million;

  (4)
  repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

  (5)
  commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Services and in each case maturing within nine months after the date of acquisition;

  (6)
  money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition, and

  (7)
  in the case of Foreign Subsidiaries, substantially similar instruments to those set forth in clauses (1) through (6) above.

        "Change of Control" means the occurrence of any of the following:

  (1)
  the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of DigitalNet Holdings and its Subsidiaries or the Issuer and its Restricted Subsidiaries, in each case, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than the Principals or Related Parties of the Principals;

  (2)
  the adoption of a plan relating to the liquidation or dissolution of DigitalNet Holdings or the Issuer;

  (3)
  any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the voting power of all classes of Voting Stock of DigitalNet Holdings or the Issuer;

  (4)
  the first day on which a majority of the members of the Board of Directors of DigitalNet Holdings or the Issuer are not Continuing Directors; or

  (5)
  DigitalNet Holdings or the Issuer consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into the Issuer, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of DigitalNet Holdings or the Issuer or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of DigitalNet Holdings or the Issuer outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (B) immediately after such transaction, no "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act), other than the Principals and their Related Parties, becomes, directly or indirectly, the Beneficial Owner of more than 50% of the voting power of all classes of Voting Stock of DigitalNet Holdings, the Issuer or such other Person.

        "Class B Redeemable Convertible Preferred Stock" means the Class B Redeemable Convertible Preferred Stock, $0.01 par value per share, of DigitalNet Holdings.

        "Commodity Price Agreement" means, in respect of a Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to fix or hedge commodity price risk.

        "Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

  (1)
  provision for taxes based on income or profits (and any franchise, single business, uniform or withholding taxes imposed in lieu of income taxes) of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

  (2)
  consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

  (3)
  depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

  (4)
  non-cash items increasing such Consolidated Net Income for such period, other than (a) the accrual of revenue consistent with past practice and (b) reversals of prior accruals or reserves for cash expenses previously excluded from Consolidated Cash Flow of the Issuer by reason of clause (3) of this definition, in each case, on a consolidated basis and determined in accordance with GAAP; and as adjusted

  (5)
  in the case of the Issuer or any Restricted Subsidiary, to eliminate the revenues and costs of revenues directly attributable to the Discontinued Contracts to the extent included in computing such Consolidated Net Income; provided, however, that to the extent the Discontinued Contract with Lockheed Martin is extended beyond December 31, 2003, the revenues and costs of revenues for the extension period will not be excluded in computing Consolidated Net Income.

        Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Issuer shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the Issuer only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or otherwise distributed in the nature of a dividend to the Issuer by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

  (1)
  the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Wholly Owned Restricted Subsidiary thereof;

  (2)
  the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders (except to the extent of the amount of dividends or distributions that have actually been paid to the Issuer or one or more Restricted Subsidiaries not subject to any such restrictions);

  (3)
  the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

  (4)
  the cumulative effect of a change in accounting principles shall be excluded;

  (5)
  the net loss of any Person, other than a Restricted Subsidiary of the Issuer, will be excluded;

  (6)
  non-cash charges relating to employee benefit or other management compensation plans of the Issuer or any of its Restricted Subsidiaries or any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards of the Issuer or any of its Restricted Subsidiaries (excluding in each case any non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense incurred in a prior period) in each case, to the extent that such non-cash charges are deducted in computing such Consolidated Net Income will be excluded; and

  (7)
  items classified as extraordinary (as determined in accordance with GAAP) or unusual or nonrecurring losses or charges (including, without limitation, severance, relocation and other restructuring costs), and related tax effects, will be excluded.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of DigitalNet Holdings or the Issuer who:

  (1)
  was a member of such Board of Directors on the date of the Indenture; or

  (2)
  was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

        "Credit Agreement" means that certain Credit Agreement, to be dated as of the date of the Indenture, by and among DigitalNet Holdings, the Issuer, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and the other Lenders and other agents and other arrangers, if any, named therein providing for up to $50.0 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

        "Credit Facilities" means one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

        "Currency Exchange Agreement" means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to fix or hedge currency exchange risk.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Discontinued Contracts" means the Issuer's contract dated as of September 17, 1997 with the U.S. Immigration and Naturalization Service, Facilities Operation Support, and the Issuer's contract dated as of December 31, 1998 with Lockheed Martin in support of the National Aeronautics and Space Administration, Consolidated Space Operations Contract.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is six months after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Restricted Payments."

        "Domestic Subsidiary" means any Restricted Subsidiary that was formed under the laws of the United States or any state thereof or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Issuer.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Equity Offering" means (1) a registered public offering of common stock (other than Disqualified Stock) of DigitalNet Holdings or the Issuer or (2) a private placement of common stock (other than Disqualified Stock) of DigitalNet Holdings or the Issuer yielding gross proceeds of at least $25.0 million.

        "Equity Purchase Agreement" means that certain Purchase Agreement, made as of September 7, 2001, by and among DigitalNet Holdings, GTCR Fund VII, L.P., GTCR Co-Invest, L.P., the J. Sunny Bajaj Trust, the Rueben Bajaj Trust, the Bajaj Family Limited Partnership and the Pearlstein Family, LLC.

        "Existing Indebtedness" means the aggregate principal amount of Indebtedness of the Issuer and its Subsidiaries (other than Indebtedness under the Credit Agreement, the Credit Agreement dated as of November 26, 2002 among the Issuer, DigitalNet Holdings, Bank of America, N.A., as Administrative Agent, Swingline Lender and L/C Issuer, Madison Capital Funding LLC, as Syndication Agent, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., as Documentation Agent and the other lenders party thereto or the Bridge Loan Agreement dated as of November 26, 2002 by and among the Issuer, DigitalNet Holdings, Banc of America Mezzanine Capital LLC and the other lenders party thereto) in existence on the date of the Indenture, until such amounts are repaid.

        "Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

  (1)
  the consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers'

    acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations, and excluding amortization or write-off of debt issuance costs; plus

  (2)
  the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period, excluding amortization or write-off of debt issuance costs; plus

  (3)
  any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

  (4)
  the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Issuer (other than Disqualified Stock) or to the Issuer or a Restricted Subsidiary of the Issuer, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

        "Fixed Charge Coverage Ratio" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period. If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent that such Indebtedness was incurred solely for working capital purposes.

        In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

  (1)
  acquisitions and dispositions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but except that Pro Forma Cost Savings may also be taken into account and without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

  (2)
  the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded; and

  (3)
  the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Subsidiaries following the Calculation Date.

        "Foreign Subsidiary" means any Restricted Subsidiary that (x) is not organized under the laws of the United States of America or any state thereof or the District of Columbia or (y) is organized under the laws of the United States of America or any state thereof or the District of Columbia but has no material asset other than Capital Stock of one or more Persons described in clause (x) above.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

        "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

        "Guarantors" means:

  (1)
  DigitalNet Holdings;

  (2)
  each direct or indirect Domestic Subsidiary of the Issuer; and

  (3)
  any other Subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture;

        and their respective successors and assigns.

        "GTCR" means GTCR Golder Rauner, L.L.C. and its controlled affiliates.

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under Interest Rate Agreements, Commodity Price Agreements and Currency Exchange Agreements.

        "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of:

  (1)
  borrowed money;

  (2)
  evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

  (3)
  banker's acceptances;

  (4)
  representing Capital Lease Obligations;

  (5)
  the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

  (6)
  representing any Hedging Obligations;

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

        The amount of any Indebtedness outstanding as of any date shall be:

  (1)
  the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

  (2)
  the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

        "Interest Rate Agreements" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to fix or hedge interest rates.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. The acquisition by the Issuer or any Restricted Subsidiary of the Issuer of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Issuer or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments."

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

        "Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

  (1)
  any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any Asset Sale (without giving effect to clause (1) of the second paragraph of such definition); or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

  (2)
  any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss).

        "Net Proceeds" means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, secured by a Lien on the asset or assets that were the subject of such Asset Sale or otherwise required by its terms to be repaid as a result of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP or escrows or indemnities established in connection with the transaction.

        "Non-Recourse Debt" means Indebtedness:

  (1)
  as to which neither the Issuer nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and

  (2)
  no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of the Issuer or any of its

    Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Permitted Business" means any business conducted or proposed to be conducted (as described in the prospectus) by the Issuer and its Restricted Subsidiaries on the date of the Indenture and other businesses complementary or reasonably related or ancillary thereto.

        "Permitted Investments" means:

  (1)
  any Investment in the Issuer or in a Restricted Subsidiary of the Issuer that is a Subsidiary Guarantor;

  (2)
  any Investment in cash or Cash Equivalents;

  (3)
  any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person, if as a result of such Investment:

  (a)
  such Person becomes a Restricted Subsidiary of the Issuer and a Subsidiary Guarantor; or

  (b)
  such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer that is a Subsidiary Guarantor;

  (4)
  any Investment made as a result of the receipt of non-cash consideration from an asset sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales";

  (5)
  any acquisition of assets solely in exchange, directly or indirectly, for the issuance of Equity Interests (other than Disqualified Stock) of the Issuer or any direct parent of the Issuer, including, without limitation, DigitalNet Holdings;

  (6)
  Hedging Obligations not entered into for the purpose of speculation;

  (7)
  loans and advances to officers, directors or employees of the Issuer or its Restricted Subsidiaries made in the ordinary course of business in an amount that, when taken together with all other loans and advances made pursuant to this clause (7) and then outstanding, does not exceed $2.0 million;

  (8)
  Investments by the Issuer or its Restricted Subsidiaries received in connection with the bankruptcy or reorganization of, or good faith settlement of accounts or debtor disputes with, customers and suppliers;

  (9)
  Investments constituting (i) accounts receivable, (ii) trade debt granted or (iii) deposits made in connection with the purchase price of goods or services, in each case in the ordinary course of business;

  (10)
  Investments by the Issuer and its Restricted Subsidiaries constituting endorsements for collection or deposit in the ordinary course of business;

  (11)
  Guarantees by the Issuer or any Subsidiary Guarantor of Indebtedness otherwise permitted to be incurred by Restricted Subsidiaries of the Issuer in accordance with the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock";

  (12)
  Investments in Foreign Subsidiaries in an aggregate amount at any time outstanding not to exceed $5.0 million pursuant to this clause (12); and

  (13)
  other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) since the date of the Indenture, after giving effect to any such Investments that are returned to the Issuer or any Restricted Subsidiary in an amount equal to the lesser of (x) the cash returned and (y) the original amount of such Investment, not to exceed $10.0 million.

        "Permitted Liens" means:

  (1)
  Liens to secure Indebtedness permitted by clause (1) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Preferred Stock";

  (2)
  Liens in favor of the Issuer or any Restricted Subsidiary;

  (3)
  Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Issuer or any Restricted Subsidiary of the Issuer; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Issuer or the Restricted Subsidiary;

  (4)
  Liens on property existing at the time of acquisition thereof by the Issuer or any Restricted Subsidiary of the Issuer, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the Issuer or the Restricted Subsidiary;

  (5)
  Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled "—Certain Covenants Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired, constructed or improved with such Indebtedness, provided that with respect to purchase money indebtedness the principal amount of the purchase money indebtedness secured thereby does not exceed 100% of the cost of such asset;

  (6)
  Liens existing on the date of the Indenture and any renewals or extensions thereof; provided, that such renewals or extensions:

  (a)
  are no less favorable in any material respect to the Holders of Notes and are not more favorable in any material respect to the lienholders with respect to such Liens being renewed or extended; and

  (b)
  do not extend to any property or assets other than the property or assets that are the subject of the Lien being renewed or extended;

  (7)
  Liens for taxes, assessments or governmental charges or levies on the property of the Issuer or any Restricted Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made therefor;

  (8)
  Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens and other similar Liens, on the property of the Issuer or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

  (9)
  Liens on the property of the Issuer or any Restricted Subsidiary incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds, contractual arrangements with landlords or suppliers or other obligations of a like nature and incurred in a manner consistent with prudent practice, in each case, which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property and which do not in the aggregate impair in any material respect the use of property in the operation of the business of the Issuer and the Restricted Subsidiaries taken as a whole;

  (10)
  pledges or deposits by the Issuer or any Restricted Subsidiary under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which the Issuer or any Restricted Subsidiary is party, or deposits to secure public or statutory obligations of the Issuer or any Restricted Subsidiary, or deposits for the payment of rent, in each case incurred in the ordinary course of business;

  (11)
  easements, building restrictions or rights of others for licenses, rights of way, sewers, electric lines, telegraph and telephone lines and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character;

  (12)
  any interest or title of a lessor, sublicensor or licensor under any lease or license entered into in the ordinary course of business and covering only the assets so leased or licensed;

  (13)
  Liens securing judgments for the payment of money not constituting an Event of Default or securing appeal or other surety bonds related to such judgments;

  (14)
  Liens in favor of governmental bodies to secure, advance or progress payments pursuant to any contract or statute;

  (15)
  rights of set-off or banker's Liens and Liens securing Hedging Obligations that are permitted by the Indenture;

  (16)
  Liens on property of a Foreign Subsidiary securing Indebtedness permitted by the covenant entitled "Certain Covenants—Incurrence of Indebtedness and Preferred Stock"; and

  (17)
  Liens arising from precautionary UCC financing statements regarding operating leases or consignments, which are not incurred in connection with the borrowing of money.

        "Permitted Refinancing Indebtedness" means any Indebtedness of the Issuer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Issuer or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

  (1)
  the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith);

  (2)
  such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

  (3)
  if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

  (4)
  such Indebtedness is incurred either by the Issuer or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Principals" means GTCR and Ken S. Bajaj, Jack Pearlstein and Steven L. Hanau and, with respect to each such individual, members of his immediate family, any of their respective spouses, estates, lineal descendants, heirs, executors, personal representatives, administrators, trusts for any of their benefit and charitable foundations to which shares of the Issuer's or DigitalNet Holdings' Capital Stock Beneficially Owned by any of the foregoing have been transferred.

        "Professional Services Agreement" means the Professional Services Agreement dated as of September 7, 2001 between GTCR Golder Rauner, L.L.C. and the Issuer.

        "Pro Forma Cost Savings" means, with respect to any period, the reduction in costs and related adjustments associated with the acquisition of a business that are attributable to that period and that (i) are calculated on a basis consistent with Regulation S-X under the Securities Act as in effect and applied on the date of the Indenture or (ii) have actually been implemented by the business that was the subject of the acquisition within six months of the date of the acquisition and prior to the Calculation Date and that are supportable and quantifiable by the underlying accounting records of such business and are set forth in an officers' certificate, as if, in the case of each of clauses (i) and (ii), such reductions in costs and related adjustments had been effected as of the beginning of such period.

        "Related Party" means:

  (1)
  any controlling stockholder, partner, member, majority (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

  (2)
  any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons directly or indirectly beneficially holding a majority interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "Sale and Leaseback Transaction" means, with respect to any Person, any transaction involving any of the assets or properties of such Person whether now owned or hereafter acquired, whereby such Person sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which such Person intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

        "Senior Management Agreements" means (1) the Senior Management Agreement, made as of September 7, 2001, by and among DigitalNet Holdings, the Issuer, and Ken S. Bajaj, (2) the Senior Management Agreement, made as of September 7, 2001, by and among DigitalNet Holdings, the Issuer, and Jack Pearlstein, (3) the Amended and Restated Senior Management Agreement, made as of January 23, 2003, among DigitalNet Holdings, the Issuer, DigitalNet Government Solutions, LLC, and Steven Hanau, and (4) the Senior Management Agreement, made as of February 15, 2002, by and among DigitalNet Holdings, the Issuer, and Steve Solomon.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission as in effect on the date of the Indenture.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subordinated Obligation" means any Indebtedness of the Issuer or any Subsidiary Guarantor (whether outstanding on the date of the Indenture or thereafter incurred) that is subordinate or junior in right of payment to the Notes or the applicable Subsidiary Guarantee pursuant to a written agreement to that effect.

        "Subsidiary" means, with respect to any specified Person:

  (1)
  any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

  (2)
  any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

        "U.S. Dollar Equivalent" means, with respect to any monetary amount in a currency other than U.S. dollars, at any time of determination thereof, the amount of U.S. dollars obtained by translating such other currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable other currency as published in the Wall Street Journal on the date that is two Business Days prior to such determination.

        "Unrestricted Subsidiary" means any Subsidiary of the Issuer that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

  (1)
  has no Indebtedness other than Non-Recourse Debt;

  (2)
  is not party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary of the Issuer unless the terms of any such agreement, contract, arrangement or understanding are no less favorable, taken as a whole in any material respect, to the Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuer;

  (3)
  is a Person with respect to which neither the Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

  (4)
  has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Issuer or any of its Restricted Subsidiaries.

        Any designation of a Restricted Subsidiary of the Issuer as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Certain Covenants—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Issuer as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock," the Issuer shall be in default of such covenant.

        "Unsubordinated Indebtedness" of a Person means any Indebtedness of such Person, unless such Indebtedness is contractually subordinate or junior in right of payment of principal, premium or interest to any other Indebtedness of such Person.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

  (1)
  the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

  (2)
  the then outstanding principal amount of such Indebtedness.

        "Wholly Owned Restricted Subsidiary" of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person and/or by one or more Wholly Owned Restricted Subsidiaries of such Person.

UNITED STATES FEDERAL TAX CONSIDERATIONS

        The following summary describes the material United States federal income tax consequences and, in the case of a holder that is a non-U.S. holder (as defined below), the United States federal estate tax consequences, of purchasing, owning and disposing of the new notes and exchanging the old notes for the new notes.

        This summary deals only with old notes and new notes held as capital assets (generally, investment property) and does not deal with special tax situations such as:

  •
  dealers in securities or currencies;

  •
  traders in securities;

  •
  United States holders (as defined below) whose functional currency is not the United States dollar;

  •
  persons holding old notes or new notes as part of a hedge, straddle, conversion or other integrated transaction;

  •
  certain United States expatriates;

  •
  financial institutions;

  •
  insurance companies; and

  •
  entities that are tax-exempt for United States federal income tax purposes.

        This summary does not discuss all of the aspects of United States federal income and estate taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any United States state or local income or foreign income or other tax consequences. This summary is based on United States federal income and estate tax law, including the provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus. Subsequent developments in United States federal income and estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income and estate tax consequences of purchasing, owning and disposing of new notes and exchanging old notes for new notes as set forth in this summary. Before you purchase notes or exchange old notes for new notes, you should consult your own tax advisor regarding the particular United States federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the new notes and exchanging the old notes for the new notes that may be applicable to you.

United States Holders

        The following summary applies to you only if you are a United States holder (as defined below).

Definition of a United States Holder

        A "United States holder" is a beneficial owner of old notes or new notes who or which is for United States federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or partnership (or other entity classified as a corporation or partnership for these purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States, including any State;

  •
  an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

  •
  a trust, if, (1) a United States court is able to exercise primary supervision over the trust's administration and one or more United States persons (within the meaning of the Internal Revenue Code) has the authority to control all of the trust's substantial decisions or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

        If a partnership (or other entity classified as a partnership for United States federal income tax purposes) is a beneficial owner of an old note or a new note, the United States federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder that is a partnership, and partners in such a partnership, should consult their tax advisors about the United States federal income tax consequences of purchasing, owning and disposing of the new notes and exchanging the old notes for the new notes.

Exchange of Notes

        The exchange of the old notes for the new notes in the exchange offer will not be a taxable exchange for United States federal income tax purposes and, accordingly, for such purposes a United States holder will not recognize any taxable gain or loss as a result of such exchange and will have the same tax basis and holding period in the new notes as it had in the old notes immediately before the exchange.

Payments of Interest

        Interest on your new notes will be taxed as ordinary interest income. In addition:

  •
  if you use the cash method of accounting for United States federal income tax purposes, you will have to include the interest on your new notes in your gross income at the time you receive the interest; and

  •
  if you use the accrual method of accounting for United States federal income tax purposes, you will have to include the interest on your new notes in your gross income at the time the interest accrues.

Market Discount and Bond Premium

        If a United States holder purchases a new note (or purchased the old note for which the new note was exchanged, as the case may be) at a price that is less than its principal amount, the excess of the principal amount over the United States holder's basis in the note immediately after the note is acquired will be treated as "market discount." However, the market discount will be considered to be zero if it is less than 1/4 of 1% of the principal amount multiplied by the number of complete years to maturity from the date the United States holder purchased the new note or the old note, as the case may be.

        Under the market discount rules of the Internal Revenue Code, a United States holder generally will be required to treat any principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a new note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income. In addition, the United States holder may be required to defer, until the maturity of the new note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the new note (or the old note for which the new note was exchanged, as the case may be). In general, market discount will be considered to accrue ratably during the period from the date of the purchase of the new note (or the old note for which the new note was exchanged, as the case may be) to the maturity date of the new note, unless the United States holder makes an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. A United States holder of a new note may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the new note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service.

        If a United States holder purchases a new note (or purchased the old note for which the new note was exchanged, as the case may be) for an amount in excess of the amount payable at maturity of the new note, the United States holder will be considered to have purchased the new note (or the old note) with "bond premium" equal to the excess of the United States holder's basis in the note over the amount payable at maturity (or on an earlier call date if it results in a smaller amortizable bond premium). A United States holder of a new note may elect to amortize the premium using a constant yield method over the remaining term of the new note (or until an earlier call date, as applicable). The amortized amount of the premium for a taxable year generally will be treated first as a reduction of interest on the new note included in such taxable year to the extent thereof, then as a deduction allowed in such taxable year to the extent of the United States holder's prior interest inclusions on the new note, and finally as a carryforward allowable against the United States holder's future interest inclusions on the new note. The election, once made, is irrevocable without the consent of the Internal Revenue Service and applies to all taxable bonds held during or after the taxable year for which the election is made.

Sale or Other Disposition of Notes

        Your tax basis in your new notes generally will be their cost (in the case of a new note acquired in exchange for an old note, the tax basis of such old note, as discussed above under "Exchange of Notes"), increased by the amount of any market discount previously included in the United States holder's gross income, and reduced by the amount of any amortizable bond premium applied to reduce, or allowed as a deduction against, interest on the new note. You generally will recognize taxable gain or loss when you sell or otherwise dispose of your new notes equal to the difference, if any, between:

  •
  the amount realized on the sale or other disposition (less any amount attributable to accrued but unpaid interest, which will be taxable in the manner described under "United States Federal Tax Considerations—United States Holders-Payments of Interest"); and

  •
  your tax basis in the new notes.

        Your gain or loss generally will be capital gain or loss except with respect to amounts received upon a disposition attributable to accrued market discount not previously included in income, which will be taxable as ordinary income. Any capital gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition you have held the new notes for more than one year (taking into account, for this purpose, in the case of new notes received in exchange for old notes in the exchange offer, the period of time that the old notes were held). Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. If you are a non-corporate United States holder, your long-term capital gain generally will be subject to a maximum tax rate of 15% for dispositions on or after May 6, 2003 and 20% for dispositions occurring in a taxable year that begins on or after January 1, 2009.

Backup Withholding

        In general, "backup withholding" at a rate of up to 28% may apply:

  •
  to any payments made to you of principal of and interest on your note; and

  •
  to payment of the proceeds of a sale or other disposition of your note before maturity,

if you are a non-corporate United States holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules.

        Backup withholding is not an additional tax and may be credited against your United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

Non-U.S. Holders

        The following summary applies to you if you are a beneficial owner of an old note or a new note who or which is not a United States holder (as defined above) (a "non-U.S. holder"). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by among other ways being present in the United States:

  •
  on at least 31 days in the calendar year; and

  •
  for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year.

        Resident aliens are subject to United States federal income tax as if they were United States citizens.

United States Federal Withholding Tax

        Under current United States federal income tax laws, and subject to the discussion below, United States federal withholding tax will not apply to payments by us or our paying agent (in its capacity as such) of principal and interest on your notes under the "portfolio interest" exception of the Internal Revenue Code, provided that in the case of interest:

  •
  you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

  •
  you are not (i) a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Internal Revenue Code); or (ii) a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code;

  •
  such interest is not effectively connected with your conduct of a United States trade or business; and

  •
  you provide a signed written statement, on an Internal Revenue Service Form W-8BEN (or other applicable form) which can reliably be related to you, certifying under penalties of perjury that you are not a United States person within the meaning of the Internal Revenue Code and providing your name and address to:

  (A)
  us or our paying agent; or

  (B)
  a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

        The applicable Treasury regulations provide alternative methods for satisfying the certification requirement described in this section. In addition, under these Treasury regulations:

  •
  if you are a foreign partnership, the certification requirement will generally apply to partners in you, and you will be required to provide certain information;

  •
  if you are a foreign trust, the certification requirement will generally be applied to you or your beneficial owners depending on whether you are a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the Treasury regulations; and

  •
  look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

        If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

        If you cannot satisfy the requirements of the "portfolio interest" exception described above, payments of interest made to you will be subject to 30% United States federal withholding tax unless you provide us or our paying agent with a properly executed (1) Internal Revenue Service Form W-8ECI (or other applicable form) stating that interest paid on your notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States, or (2) Internal Revenue Service Form W-8BEN (or other applicable form) claiming an exemption from or reduction in this withholding tax under an applicable income tax treaty.

United States Federal Income Tax

        Except for the possible application of United States withholding tax (see "United States Federal Tax Considerations—Non-U.S. Holders-United States Federal Withholding Tax" above) and backup withholding (see "United States Federal Tax Considerations—Backup Withholding and Information Reporting" below), you generally will not have to pay United States federal income tax on payments of principal of and interest on your new notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your new notes (provided that, in the case of proceeds representing accrued interest, the conditions described in "United States Federal Tax Considerations—Non-U.S. Holders—United States Federal Withholding Tax" are met) unless:

  •
  in the case of interest payments or disposition proceeds representing accrued interest, you cannot satisfy the requirements of the "portfolio interest" exception described above;

  •
  in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your new notes, and specific other conditions are met; or

  •
  the interest or gain is effectively connected with your conduct of a United States trade or business, and, if an income tax treaty applies, is generally attributable to a United States "permanent establishment" maintained by you.

        If you are engaged in a trade or business in the United States and interest, gain or any other income in respect of your new notes is effectively connected with the conduct of your trade or business, and, if an income tax treaty applies, you maintain a United States "permanent establishment" to which the interest, gain or other income is generally attributable, you generally will be subject to United States income tax on a net basis on the interest, gain or income in the same manner as if you were a United States holder (although interest is exempt from the withholding tax discussed in the preceding paragraphs provided that you provide a properly executed applicable Internal Revenue Service Form W-8ECI (or other applicable form) on or before any payment date to claim the exemption).

        In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a United States income tax treaty with your country of residence. For this purpose, you must include interest, gain or income on your new notes in the earnings and profits subject to the branch tax if these amounts are effectively connected with the conduct of your United States trade or business.

United States Federal Estate Tax

        If you are an individual and are not a United States citizen or a resident of the United States (as specially defined for United States federal estate tax purposes) at the time of your death, your notes will generally not be subject to the United States federal estate tax, unless, at the time of your death:

  •
  you directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

  •
  your interest on the notes is effectively connected with your conduct of a United States trade or business.

Backup Withholding and Information Reporting

        Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by us or our paying agent (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in "United States Federal Tax Considerations—Non-U.S. Holders—United States Federal Withholding Tax" above, and provided that neither we nor our paying agent has actual knowledge that you are a United States holder (as described in "United States Federal Tax Considerations—United States Holders" above). We or our paying agent may, however, report payments of interest on the notes.

        The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding at a rate of up to 28%. If you sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally (except as provided in the following sentence) will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-U.S. office of a broker that:

  •
  is a United States person (as defined in the Internal Revenue Code);

  •
  derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

  •
  is a "controlled foreign corporation" for United States federal income tax purposes; or

  •
  is a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

  •
  the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

        You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

        Any broker-dealer who holds old notes that are transfer restricted securities and that were acquired for its own account as a result of market-making activities or other trading activities (other than transfer restricted securities acquired directly from us), may exchange such old notes pursuant to the exchange offer; however, such broker-dealer may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the new notes received by such broker-dealer in the exchange offer, which prospectus delivery requirement may be satisfied by the delivery by such broker-dealer of this prospectus.

        Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus together with any resale of those new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in the resales of new notes received in exchange for old notes where those old notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer that requests it in the letter of transmittal for use in any such resale.

        We will not receive any proceeds from any sale of new notes by broker-dealers or any other persons. new notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of those new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify the holders of old notes including any broker-dealers, and certain parties related to such holders, against certain types of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the issuance of the new notes will be passed upon for DigitalNet by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), Washington, DC.

EXPERTS

        The consolidated financial statements of DigitalNet Holdings, Inc. and DigitalNet Government Solutions, LLC appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon also appearing elsewhere herein and in the registration statement. Such consolidated financial statements have been included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act with respect to the new notes we propose to issue in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the new notes we propose to issue in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement may be inspected without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549. The Commission's toll-free number is 1-800-SEC-0330. In addition, the Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Prior to this offering, we were not required to file reports with the Commission.

        This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to security holders upon written or oral request to DigitalNet Holdings, Inc., 2525 Network Place, Herndon, Virginia 20171, Attention: Corporate Secretary, telephone number (703) 563-7500. To obtain timely delivery, security holders must request the information no later than December 8, 2003.

MARKET, RELATIVE POSITION AND OTHER SIMILAR DATA

        The market, relative position and other similar data included in this prospectus, including information relating to the size of certain markets and our relative position and the relative position of our competitors within these markets, and other similar data, are based on independent industry publications, reports of government agencies or other published industry sources and our estimates are based on our management's knowledge of, and experience in, the markets in which we operate. Our estimates have been based on information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in data gathering. As a result, you should be aware that market, relative position and other similar data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. We cannot guarantee the accuracy or completeness of such information contained in this prospectus.

INDEX TO FINANCIAL STATEMENTS

Page
DIGITALNET HOLDINGS, INC.
Report of Independent Auditors	F-2
Consolidated Balance Sheets As of December 31, 2001 and 2002, June 30, 2003 (Unaudited) and pro forma as adjusted as of June 30, 2003 (Unaudited)	F-3

Consolidated Statements of Operations
For the period from September 7, 2001 (Inception) through December 31, 2001, the year ended December 31, 2002 and the six months ended June 30, 2002 and 2003 (Unaudited)	F-4

Consolidated Statements of Stockholders' Equity
For the period from September 7, 2001 (Inception) through December 31, 2001, the year ended December 31, 2002 and the six months ended June 30, 2003 (Unaudited)	F-5

Consolidated Statements of Cash Flows
For the period from September 7, 2001 (Inception) through December 31, 2001, the year ended December 31, 2002 and the six months ended June 30, 2002 and 2003 (Unaudited)	F-6
Notes to Consolidated Financial Statements December 31, 2001 and 2002 and June 30, 2003 (Unaudited)	F-7
DIGITALNET GOVERNMENT SOLUTIONS, LLC
Report of Independent Auditors	F-37
Consolidated Balance Sheets As of December 31, 2001 and November 25, 2002	F-38
Consolidated Statements of Operations For the years ended December 31, 2000 and 2001, and the period from January 1, 2002 through November 25, 2002	F-39
Consolidated Statements of Member's Equity For the years ended December 31, 2000 and 2001, and the period from January 1, 2002 through November 25, 2002	F-40
Consolidated Statements of Cash Flows For the years ended December 31, 2000 and 2001, and the period from January 1, 2002 through November 25, 2002	F-41
Notes to Consolidated Financial Statements December 31, 2001 and November 25, 2002	F-42

REPORT OF INDEPENDENT AUDITORS

To DigitalNet Holdings, Inc.:

        We have audited the accompanying consolidated balance sheets of DigitalNet Holdings, Inc. (the Company) as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from September 7, 2001 (inception) through December 31, 2001 and the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DigitalNet Holdings, Inc. as of December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for the period from September 7, 2001 (inception) through December 31, 2001 and the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

                      /s/ Ernst & Young LLP

McLean, Virginia
January 27, 2003 (except with respect
    to the matter discussed in
    paragraph 6 in Note 1,
    as to which the date is
    March 28, 2003)

DIGITALNET HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2002, JUNE 30, 2003 (UNAUDITED)
AND PRO FORMA AS OF JUNE 30, 2003 (UNAUDITED)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	December 31, 2001	December 31, 2002	June 30, 2003	Pro Forma As Adjusted as of June 30, 2003
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$463	$3,894	$3,374	$553
Accounts receivable (net of allowance for doubtful accounts of $3,454 and $2,483 at December 31, 2002 and June 30, 2003, respectively)	—	64,023	59,518	59,518
Inventory, net	—	7,803	13,846	13,846
Prepaid expenses and other current assets	18	3,589	5,814	7,187

Total current assets	481	79,309	82,552	81,104

Other assets	73	5,939	3,920	4,476
Property and equipment, net	21	13,222	12,761	12,761
Intangible assets, net	—	188,311	181,054	181,054

Total assets	$575	$286,781	$280,287	$279,395

Liabilities, redeemable convertible securities, and stockholders' equity
Current liabilities:
Accounts payable	$1	$4,859	$10,959	$10,959
Accrued expenses	104	49,941	32,427	31,674
Deferred revenues	—	3,441	10,325	10,325
Current portion of long-term debt	—	48,549	50,011	—

Total current liabilities	105	106,790	103,722	52,958

Long-term debt, net of current portion	—	78,453	72,201	81,250
Other liabilities	—	5,051	5,818	5,818
Class A redeemable convertible preferred stock, $0.01 par value; 96,790 shares authorized; zero shares issued and outstanding as of December 31, 2001, 61,376 shares issued and outstanding as of December 31, 2002 and June 30, 2003 (aggregate liquidation preference of $61,739 and 63,590 as of December 31, 2002 and June 30, 2003, respectively)	—	61,739	63,590	—
Class B redeemable convertible preferred stock, $0.01 par value; 33,500 shares authorized; zero shares issued and outstanding as of December 31, 2001, 33,500 shares issued and outstanding as of December 31, 2002 and June 30, 2003 (aggregate liquidation preference of $33,698 and 34,708 as of December 31, 2002 and June 30, 2003, respectively)	—	33,698	34,708	—
Commitments and contingencies
Stockholders' equity:
Common stock, $0.001 par value; 58,646,325 shares authorized; 2,003,874 shares issued and outstanding as of December 31, 2001, 6,733,026 shares issued and outstanding as of December 31, 2002 and June 30, 2003, and 15,215,761 shares issued and outstanding on a pro forma as adjusted basis	2	7	7	16
Additional paid-in capital	1,591	4,636	2,356	157,270
Warrants	—	379	379	379
Deferred compensation	—	(175)	(271)	—
Notes receivable from management	(425)	(1,027)	(908)	—
Accumulated deficit	(698)	(2,770)	(1,315)	(18,296)

Total stockholders' equity (deficit)	470	1,050	248	139,369

Total liabilities, redeemable convertible securities, and stockholders' equity	$575	$286,781	$280,287	$279,395

See accompanying notes.

DIGITALNET HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM SEPTEMBER 7, 2001 (INCEPTION)
THROUGH DECEMBER 31, 2001, THE YEAR ENDED DECEMBER 31, 2002
AND THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003 (UNAUDITED)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Period From September 7, 2001 (Inception) Through December 31, 2001
			Six Months Ended June 30,
		Year Ended December 31, 2002
			2002	2003
			(unaudited)	(unaudited)
Revenues	$—	$33,903	$—	$160,312
Costs of revenues (includes depreciation expense of $718 for the year ended December 31, 2002 and $0 and $3,258 for the six months ended June 30, 2002 and 2003, respectively)	—	26,951	—	126,820

Gross profit	—	6,952	—	33,492

Operating expenses:
Selling, general and administrative (includes depreciation expense of $1, $138, $4, and $706 for the 2001 period, the year ended December 31, 2002 and the six months ended June 30, 2002 and 2003, respectively and stock-based compensation of $265, $0, and $485 for the year ended December 31, 2002 and for the six months ended June 30, 2002 and 2003, respectively)	705	5,483	748	17,371
Acquisition and related expenses	—	921	475	—
Amortization of intangibles	—	800	—	5,298

Total operating expenses	705	7,204	1,223	22,669

Income (loss) from operations	(705)	(252)	(1,223)	10,823
Other income and (expense):
Interest income	7	29	7	80
Interest expense	—	(1,517)	—	(8,141)
Other expense	—	—	—	(33)

Total other income and (expense)	7	(1,488)	7	(8,094)

Income (loss) before provision for income taxes	(698)	(1,740)	(1,216)	2,729
Provision for income taxes	—	332	—	1,274

Net income (loss)	$(698)	$(2,072)	$(1,216)	$1,455

Dividends and accretion on preferred stock	—	(11,752)	—	(2,861)

Net loss attributable to common stockholders	$(698)	$(13,824)	$(1,216)	$(1,406)

Net loss per common share:
Basic and diluted net loss attributable to common stockholders per common share	$(0.48)	$(5.71)	$(0.68)	$(0.25)

Weighted average common shares outstanding	1,457,697	2,421,324	1,788,944	5,541,831

See accompanying notes.

DIGITALNET HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM SEPTEMBER 7, 2001 (INCEPTION) THROUGH DECEMBER 31, 2001,
THE YEAR ENDED DECEMBER 31, 2002 AND THE SIX MONTHS ENDED JUNE 30, 2003 (UNAUDITED)
(DOLLARS IN THOUSANDS)

	Stockholders' Equity
	Common Stock
			Additional Paid-In Capital		Deferred Compensation	Notes Receivable From Management	Accumulated Deficit	Total Stockholders' Equity
	Amount	Shares		Warrants
Balance, September 7, 2001	$—	—	$—	$—	$—	$—	$—	$—
Issuance of common stock	2	2,003,874	1,591	—	—	(443)	—	1,150
Payments on notes	—	—	—	—	—	18	—	18
Net loss	—	—	—	—	—	—	(698)	(698)

Balance, December 31, 2001	$2	2,003,874	$1,591	$—	$—	$(425)	$(698)	$470

Issuance of common stock	5	4,729,152	14,357	—	—	(874)	—	13,488
Dividends on Class A Preferred Stock	—	—	(11,554)	—	—	—	—	(11,554)
Dividends on Class B Preferred Stock	—	—	(198)	—	—	—	—	(198)
Issuance of warrants	—	—	—	379	—	—	—	379
Stock-based compensation	—	—	440	—	(440)	—	—	—
Amortization of deferred compensation	—	—	—	—	265	—	—	265
Payments on notes	—	—	—	—	—	272	—	272
Net loss	—	—	—	—	—	—	(2,072)	(2,072)

Balance, December 31, 2002	$7	6,733,026	$4,636	$379	$(175)	$(1,027)	$(2,770)	$1,050

Dividends on Class A Preferred Stock (unaudited)	—	—	(1,851)	—	—	—	—	(1,851)
Dividends on Class B Preferred Stock (unaudited)	—	—	(1,010)	—	—	—	—	(1,010)
Stock-based compensation (unaudited)	—	—	581	—	(581)	—	—	—
Amortization of deferred compensation (unaudited)	—	—	—	—	485	—	—	485
Payments on notes (unaudited)	—	—	—	—	—	119	—	119
Net Income (unaudited)	—	—	—	—	—	—	1,455	1,455

Balance, June 30, 2003 (unaudited)	$7	6,733,026	$2,356	$379	$(271)	$(908)	$(1,315)	$248
Beneficial conversion feature (unaudited)	—	—	11,190	—	—	—	—	11,190
Dividend on Class A Preferred Stock (unaudited)	—	—	(11,190)	—	—	—	—	(11,190)
Conversion of Class A Preferred Stock into common stock (unaudited)	4	3,740,575	63,586	—	—	—	—	63,590
Payments on notes receivable (unaudited)	—	—	—	—	—	908	—	908
Initial public offering (unaudited)	5	4,742,160	73,174	—	—	—	—	73,179
Premium to be paid to retire debt and write-off of deferred financing costs and debt discounts, net of tax effect (unaudited)	—	—	—	—	—	—	(6,264)	(6,264)
Stock-based compensation (unaudited)	—	—	10,446	—	271	—	(10,717)	—
Purchase of Class B Preferred Stock (unaudited)	—	—	7,708	—	—	—	—	7,708

Pro forma as adjusted balance, June 30, 2003 (unaudited)	$16	15,215,761	$157,270	$379	$—	$—	$(18,296)	$139,369

See accompanying notes.

DIGITALNET HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM SEPTEMBER 7, 2001 (INCEPTION)
THROUGH DECEMBER 31, 2001, THE YEAR ENDED DECEMBER 31, 2002
AND THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003 (UNAUDITED)

(DOLLARS IN THOUSANDS)

			Six Months Ended June 30,
	Period From September 7, 2001 (Inception) Through December 31, 2001
		Year Ended December 31, 2002
			2002	2003
			(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$(698)	$(2,072)	$(1,216)	$1,455
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1	856	4	3,964
Loss on sale of equipment	—	—	—	41
Amortization of intangible assets	—	800	—	5,298
Amortization of deferred financing costs	—	294	—	2,021
Amortization of discount on debt	—	51	—	360
Amortization of deferred compensation	—	265	—	485
Deferred income taxes	—	332	—	1,274
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	—	(1,447)	—	5,187
Inventory	—	(1,022)	—	(6,043)
Prepaid expenses and other assets	(91)	(688)	20	(3,060)
Accounts payable and accrued expenses	105	(220)	433	(4,903)
Deferred revenues	—	97	—	7,909
Other liabilities	—	232	—	326

Net cash (used in) provided by operating activities	(683)	(2,522)	(759)	14,314

Cash flows from investing activities:
Purchases of property and equipment	(22)	(207)	—	(3,554)
Proceeds from sale of equipment	—	—	—	10
Purchase of DigitalNet Government Solutions, LLC, net of cash acquired	—	(178,879)	—	(11,059)
Net cash collected on behalf of and due to Getronics Parent	—	—	—	4,800

Net cash used in investing activities	(22)	(179,086)	—	(9,803)

Cash flows from financing activities:
Proceeds from issuance of debt	—	126,951	—	—
Debt issuance costs	—	(6,236)	—	—
Repayments under revolving credit facility	—	—	—	(3,900)
Repayments under term loan facility	—	—	—	(1,250)
Proceeds from issuance of warrants	—	379	—	—
Proceeds from issuance of common stock, net of offering costs	1,150	13,488	629	—
Proceeds from issuance of preferred stock, net of offering costs	—	50,185	—	—
Payments on management notes receivable	18	272	29	119

Net cash provided by (used in) financing activities	1,168	185,039	658	(5,031)

Net increase (decrease) in cash and cash equivalents	463	3,431	(101)	(520)
Cash and cash equivalents, beginning of period	—	463	463	3,894

Cash and cash equivalents, end of period	$463	$3,894	$362	$3,374

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$499	$—	$6,330

Supplemental disclosures of noncash investing and financing activities:
Issuance of Class B preferred stock in acquisition	$—	$33,500	$—	$—

Issuance of common stock for notes receivable from management	$443	$874	$—	$—

See accompanying notes.

DIGITALNET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2002 AND JUNE 30, 2003 (UNAUDITED)

1.    The Company

Business Description and Basis of Presentation

        DigitalNet Holdings, Inc. (DigitalNet or the Company) was incorporated in September 2001 (Inception), under the laws of the state of Delaware. On November 26, 2002, the Company completed its acquisition of Getronics Government Solutions, L.L.C. (now DigitalNet Government Solutions, LLC or DGS). The accompanying statement of operations for the year ended December 31, 2002 includes the operating results of DGS from November 26, 2002 through December 31, 2002 along with that of the Company for the entire year ending December 31, 2002. Prior to this acquisition, the Company was involved primarily in developing its business plan, recruiting personnel, raising capital, and identifying and evaluating operating assets for acquisition.

        DigitalNet, through its ownership of DGS, is a provider of managed network services, information security solutions, and application development and integration services to U.S. defense, intelligence and civilian federal government agencies. The Company's comprehensive information technology services and solutions allow federal government clients to outsource the design, implementation, integration, management and security of their computer networks and systems. Substantially all of the company and DGS' revenues were derived from contracts with the U.S. government, directly as a prime contractor or as a subcontractor.

        The Company's operations are subject to certain risks and uncertainties including, among others, the susceptibility of the Company's services to rapid technological change, dependence on contracts with federal government agencies, dependence on significant customers, dependence on revenues derived from contracts awarded through competitive bidding, existence of contracts with fixed pricing, dependence on subcontractors to fulfill contractual obligations, current and potential competitors with greater resources, dependence on key management personnel, ability to recruit and retain employees, dependence on intellectual property, lack of operating history, and uncertainty of future profitability and possible fluctuations in financial results.

Unaudited Interim Financial Statements

        The accompanying consolidated balance sheet as of June 30, 2003, consolidated statements of operations and cash flows for the six months ended June 30, 2002 and 2003, and the consolidated statement of stockholders' equity for the six months ended June 30, 2003, are unaudited. The unaudited financial statements include all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of such financial statements. The information disclosed in the notes to the financial statements for these periods is unaudited. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the entire fiscal year or for any future period.

Unaudited Pro Forma Financial Information

        The unaudited pro forma as adjusted balance sheet gives effect to the offering of $125.0 million of 9% senior notes and certain related transactions and the Company's initial public offering and certain related transactions as if they occurred on June 30, 2003. These transactions and related effects are more fully described in Note 16.

Reverse Stock Split

        In March 2003, the Company effected a one-for-eight reverse stock split. Accordingly, all share and per share amounts have been retroactively adjusted to give effect to this event.

2.    Summary of Significant Accounting Policies and Practices

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

        The Company recognizes revenues under its government contracts when a contract has been executed, the contract price is fixed and determinable, delivery of services or products has occurred, and collection of the contract price is considered probable and can be reasonably estimated. Revenues are earned under time-and-materials, fixed-price and cost-plus contracts. Deferred revenues represent payments received for services not yet rendered to the customer. Contract costs are expensed as incurred.

        Revenues on time-and-materials contracts are recognized based on direct labor hours expended at contract billing rates, other billable direct costs and applicable indirect costs.

        Fixed-price contracts may include either a product delivery or specific service performance throughout a period. Revenues on fixed price contracts that provide for the Company to render services throughout a period are recognized as earned according to contract terms as the service is provided. The majority of revenues on the Company's fixed-price service contracts relate to managed network service contracts in which customers receive a bundle of services often including management services, the use of the Company's hardware and software, network administration services and help desk support. For these contracts in which services are bundled and sold, the delivery of an individual service by itself does not represent the culmination of the earnings process. Customers pay the Company and the Company recognizes revenue based on fixed monthly prices often determined by the number of customer users. In other instances, the Company provides an individual customer with a number of different services that are generally documented through separately negotiated task orders that detail the services to be provided and the Company's compensation for these services. Services rendered under each task order represent a discrete earnings process and are not dependent on any other service or product sold by the Company. The Company sells its XTS, TEMPEST and Zone products to customers. Once delivered, these products do not require design, integration or implementation support for the Company's customers to receive immediate product functionality. Accordingly, revenues and associated contract costs are recognized upon product delivery and customer acceptance if required by the contract.

        Under cost-plus contracts, the Company is reimbursed for allowable costs and paid a fee which may be fixed or performance-based. Revenues on cost-plus contracts are recognized as costs are incurred plus an estimate of applicable fees earned. The Company considers fixed fees under cost-plus contracts to be earned in proportion to the allowable costs incurred in performance of the contract which generally corresponds to the timing of contractual billings. For cost-plus contracts that include performance based or fee incentives, the Company recognizes the portion of the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as the Company's prior award experience and communications with the customer regarding performance.

        The Company's contracts with agencies of the government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or annually throughout the contract consistent with the federal government's fiscal year. In evaluating the probability of funding for purposes of recognizing revenue and assessing collection of the contract price, the Company considers its previous experiences with its customers, communications with its customers regarding funding status, and the Company's knowledge of available funding for the contract or program. If funding is not considered probable, revenue recognition is deferred until realization is probable.

        Contract revenue recognition inherently involves estimation. From time to time, facts arise that require revisions to estimated total costs or expected revenues. The cumulative impact of any revisions to estimates and the full impact of anticipated losses on any type of contract are recognized in the period in which they become known.

        The allowability of certain costs under government contracts is subject to audit by the government. Certain indirect costs are charged to contracts using provisional or estimated indirect rates, which are subject to later revisions based on governmental audits of those costs. Management is of the opinion that costs subsequently disallowed, if any, would not be significant.

Significant Customers

        The Company had no revenues prior to its acquisition of DGS. Revenues generated from contracts with the federal government or prime contractors doing business with the federal government have accounted for substantially all of the Company's revenues. Revenues from contracts representing greater than 10% of total revenues were as follows (dollars in thousands):

	Year Ended December 31, 2002		Six Months Ended June 30, 2003
			(unaudited)
	Revenue	Percent	Revenue	Percent
National Aeronautics and Space Administration (NASA) Consolidated Space Operations Contract (CSOC)	$4,710	14%	$21,913	14%

        DGS had a significant contract with the Immigration and Naturalization Service (INS) that expired on November 30, 2002 and was not renewed by the customer. This contract represented approximately 18% of DGS' revenues for the period from January 1, 2002 through November 25, 2002. The Company's NASA

CSOC contract, which represented approximately 13% of DGS' revenues for the period from January 1, 2002 through November 25, 2002, expires on December 31, 2003 and the Company has been notified by its customer, the prime contractor, that the contract will not be renewed because NASA has decided not to renew the prime contractor's contract.

Credit Risk

        The Company's assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable. Accounts receivable consist primarily of billed and unbilled amounts, including indirect cost rate variances, due from various agencies of the federal government or prime contractors doing business with the federal government. The Company historically has not experienced significant losses related to accounts receivable and therefore believes that credit risk related to accounts receivable is minimal. The Company maintains cash balances at financial institutions that may at times exceed federally insured limits. The Company maintains this cash at high credit quality institutions and, as a result, believes credit risk related to its cash is minimal.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Inventory

        Inventories consist of computer equipment and peripherals and are stated at the lower of cost or market where cost is determined primarily on the average costing method. Allowances for obsolete or slow-moving inventory are based on the Company's overall obsolescence experience and its assessment of future inventory requirements.

Property and Equipment

        Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, as follows:

Project assets	3-5 years or contract term, if shorter
Machinery and equipment	3-10 years
Leasehold improvements	6 years or lease term, if shorter

Intangible Assets

        Amortization is recorded over the expected useful life of the intangible asset. The Company evaluates the useful lives assigned to intangible assets on a regular basis. Amortization periods and methods are as follows:

	Years	Method
Non-compete agreements	2.5	Straight-line
Software	3	Straight-line
Customer relationships	8	Accelerated

        The accelerated method of amortization for the customer relationships intangible is based upon the estimated cash flows expected to be derived from the customer relationships.

        Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill. Under the non-amortization approach, goodwill is not amortized into results of operations, but instead is reviewed for impairment at least annually and written down and charged to operations only in the periods in which the recorded value of goodwill exceeds its fair value.

        SFAS No. 142 requires a two-step impairment test be performed at least annually using fair value measurement techniques to assess whether the recorded goodwill is impaired. The first step of the goodwill impairment test is used to identify potential impairment and requires the Company to compare the fair value of each of its reporting units to its carrying amount, including goodwill. To accomplish this, the Company must first identify its reporting units and determine the carrying value of each reporting unit by assigning its assets and liabilities, including goodwill, to each unit. Management has determined that the Company has one reporting unit for purposes of applying the impairment test required by SFAS No. 142. The Company then determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company will be required to perform the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. In the second step, the Company would be required to compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill would be determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combinations. The residual fair value after this allocation will be the implied fair value of the reporting unit goodwill. To the extent the implied fair value of the reporting unit goodwill is less than the carrying amount; the Company will be required to recognize an impairment loss. The Company has elected to perform the SFAS No. 142 impairment test annually as of October 31 of each calendar year. An interim goodwill impairment test would be performed if an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Long-Lived Assets

        In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews its long-lived assets including property and equipment and intangible assets other than goodwill, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine the recoverability of its long-lived assets, the Company evaluates the probability that future estimated undiscounted net cash flows will be less than the carrying amount of the assets. If such cash flows are more likely than not to be less than the carrying amount of the long-lived assets, then such assets are written down to their fair value. The Company's estimates of anticipated cash flows and the remaining estimated useful lives of long-lived assets could be reduced significantly in the future. As a result, the carrying amount of long-lived assets could be reduced in the future.

Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, long-term debt, and preferred stock. In management's opinion, the carrying amounts of these financial instruments approximate their fair values at December 31, 2001 and 2002.

Stock-Based Compensation

        The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB Opinion No. 25, compensation cost is generally recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

Income Taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets or liabilities are computed based upon the difference between financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. The Company provides a valuation allowance on its net deferred tax assets when it is more likely than not that such assets will not be realized.

Earnings Per Share

        SFAS No. 128, Earnings Per Share, requires the presentation of basic and diluted earnings per share. Basic earnings (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. The diluted earnings per common share data is computed using the weighted average number of common shares outstanding plus the dilutive effect of common stock equivalents, unless the common stock equivalents are antidilutive. For purposes of computing basic earnings per common share, 1,265,440 and 1,105,372 shares of unvested common stock outstanding at December 31, 2002 and June 30, 2003, respectively, purchased by executives and employees of the Company (the Reserved Stock, Carried Stock and Restricted Stock—See Note 9) are not treated as outstanding until they vest. The effect of Class A Preferred Stock and Class B Preferred Stock converting into shares of common stock was not included in the computation of diluted loss per common share as the effect would be anti-dilutive. In addition, warrants to purchase 94,868 shares of common stock that were outstanding as of December 31, 2002 and June 30, 2003 were excluded from the computation of diluted loss per common share as their effect would be anti-dilutive. The treasury stock effect of 1,265,440 and 1,105,372 shares of unvested common stock held by executives and employees (the

Reserved Stock, Carried Stock and Restricted Stock—See Note 9) as of December 31, 2002 and June 30, 2003, respectively, has also not been included in the computation of diluted loss per common share as their effect would be anti-dilutive.

        The following details the computation of the net loss per common share (dollars in thousands, except per share data):

	Period From September 7, 2001 (Inception) Through December 31, 2001
			Six Months Ended June 30,
		Year Ended December 31, 2002
			2002	2003
			(unaudited)	(unaudited)
Net income (loss)	$(698)	$(2,072)	$(1,216)	$1,455
Dividends and accretion on preferred stock	—	(11,752)	—	(2,861)

Net loss attributable to common stockholders	$(698)	$(13,824)	$(1,216)	$(1,406)

Weighted average common share calculation:
Basic weighted average common shares outstanding	1,457,697	2,421,324	1,788,944	5,541,831
Conversion of preferred stock	—	—	—	—
Treasury stock effect of shares of unvested common stock	—	—	—	—
Treasury stock effect of warrants	—	—	—	—

Diluted weighted average common shares outstanding	1,457,697	2,421,324	1,788,944	5,541,831
Net loss per common share:
Basic loss per common share	$(0.48)	$(5.71)	$(0.68)	$(0.25)
Diluted loss per common share	(0.48)	(5.71)	(0.68)	(0.25)

Segment Reporting

        SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that these enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company maintains two operating segments. Both operating segments provide a range of services primarily to agencies of the federal government. The operating segments have been aggregated for financial reporting purposes based on similarities and consistencies in the customer base, economic characteristics, methods of marketing, selling and providing services, and workforces of each of the operating segments. Also, each of the operating segments is subject to the same Federal Acquisition Regulations that govern bid and proposal procedures, and utilize similar contract vehicles to provide services to the federal government.

Impact of Recently Issued and Proposed Accounting Pronouncements

        In June 2001, Financial Accounting Standards Board (FASB) issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company adopted SFAS No. 143 on January 1, 2003 and adoption of this standard did not have a material impact on the Company's results of operations or financial position.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, SFAS No. 64, Extinguishment of Debt Made to Satisfy Sinking Fund Requirements. Through this rescission, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. Adoption of SFAS No. 145 requires that any loss incurred by the Company through the early retirement of debt be reflected as a component of other income and expense and not treated as an extraordinary item.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs of Exit or Disposal Activities. SFAS No. 146 nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This statement requires that an exit or disposal activity related cost be recognized when the liability is incurred instead of when an entity commits to an exit plan. The provisions of SFAS No. 146 are effective for financial transactions initiated after December 31, 2002. The Company adopted SFAS No. 146 on January 1, 2003 and such adoption and did not have a material impact on the Company's results of operations or financial position.

        In December 2002, the Emerging Issues Task Force ("EITF") issued EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF 00-21 provides guidance on determining whether a revenue arrangement contains multiple deliverable items and if so, requires that revenue be allocated amongst the different items based on fair value. EITF 00-21 also requires that revenue on any item in a revenue arrangement with multiple deliverables not delivered completely must be deferred until delivery of the item is completed. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect that implementation of EITF 00-21 will have a material impact on its results of operations or financial position.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that have characteristics of both liabilities and equity. This statement is effective immediately for instruments entered into or modified after May 31, 2003 and for all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. However, the provisions of SFAS No. 150 will be applied to mandatorily redeemable instruments of nonpublic companies in fiscal periods beginning after December 15, 2003. Early adoption of SFAS No. 150 is not permitted. Application of this standard to pre-existing instruments will be recognized as a cumulative effect of a change in accounting principle. The provisions of this statement require that any financial instruments that are mandatorily redeemable on a fixed or determinable date or upon an event certain to occur be classified as liabilities. The Company is currently evaluating the impact of the adoption of this standard.

3.    Acquisitions

        On November 26, 2002, the Company acquired all of the membership interests of DGS from Getronics Wang Co. LLC (Getronics Parent) in a transaction accounted for using the purchase method of accounting. DGS' results of operations have been included in the accompanying consolidated statements of operations from the date of its acquisition. At closing, consideration for the acquisition consisted of 33,500 shares of Class B preferred stock and $183.4 million in cash. This consideration was subject to adjustment based upon a final determination of the amount of net working capital, depreciable assets and accrued contract losses, as defined, as of the date of acquisition. In 2003, the Company was required to pay approximately $8.3 million in cash as additional consideration as a result of the adjustment. Accordingly, the Company included this amount in the determination of the aggregate purchase price for the acquisition.

        The aggregate consideration was determined as follows (dollars in thousands):

Fair value of Class B preferred stock	$33,500
Cash paid to seller	191,702
Transaction costs and other	11,389

$236,591

        Based upon its preliminary assessment, the Company allocated the purchase price based upon the fair values of the assets acquired and the liabilities assumed. During the six months ended June 30, 2003, the Company revised certain of its estimates, related primarily to accounts receivable and accrued liabilities. The purchase price allocation has been adjusted as of June 30, 2003 to reflect the revisions to these estimates. The Company plans to complete its assessment during the third quarter of 2003 and will reflect any adjustments, which are not expected to be significant, to the purchase price allocation in its financial statements as of September 30, 2003.

        The purchase consideration has been allocated on a preliminary basis as follows (dollars in thousands):

Cash	$5,873
Accounts receivable	63,259
Other assets	8,315
Property and equipment	13,849
Non-compete agreements	41
Software	527
Customer relationships	33,547
Goodwill	153,037
Net deferred income taxes	1,165
Liabilities	(43,022)

$236,591

        The goodwill recorded is expected to be fully deductible for income tax purposes. The change in the carrying value of goodwill for the six months ended June 30, 2003 is as follows (dollars in thousands):

Balance at December 31, 2002	$154,996
Net purchase accounting adjustments	(1,959)

Balance at June 30, 2003	$153,037

        In connection with the DGS acquisition, the Company recognized approximately $8.6 million in liabilities as the cost of abandoning certain leased DGS facilities and terminating certain DGS employees. The accrual consisted primarily of lease costs and severance and other employee termination costs related to the termination of approximately 70 employees in connection with the expiration of the INS contract and the consolidation of certain other operations. For the year ended December 31, 2002, the Company charged $204,000 against the accrual for amounts paid. Payments related to the remaining obligation at December 31, 2002 will total approximately $3.0 million for 2003, approximately $2.5 million for 2004, approximately $0.7 million for 2005, approximately $0.4 million per year for 2006 and 2007, and approximately $1.4 million thereafter.

        The DGS pre-acquisition November 25, 2002 balance sheet included $14.6 million of accounts receivable that will be collected by the Company but remitted to Getronics Parent. Because the Company is only collecting these accounts receivable on behalf of Getronics Parent, they were not included as acquired assets in the DGS purchase price allocation and accordingly do not appear on the December 31, 2002 balance sheet. In addition, the Company did not record a liability related to these amounts in the DGS purchase price allocation as the Company does not have an obligation to pay the Getronics Parent in the event that the accounts receivable are not collected. During the six months ended June 30, 2003 the Company collected approximately $14.6 million of such accounts receivable. As of June 30, 2003, the Company had not yet remitted approximately $4.8 million of the collections to Getronics Parent, which has been included in accounts payable in the accompanying consolidated balance sheet.

        The pro forma information presented below (dollars in thousands, except per share data) reflects the DGS acquisition and the related financing transactions as if each had occurred at the beginning of each period presented. These results are not necessarily indicative of future operating results or those that would have occurred had the acquisition been consummated on those dates:

	Year Ended December 31,
	2001	2002
Pro forma revenues	$346,773	$367,813
Pro forma net income	3,977	12,483
Pro forma net income (loss) attributable to common stockholders	(1,844)	6,661
Pro forma basic earnings (loss) per share	(0.69)	1.37
Pro forma diluted earnings (loss) per share	(0.69)	1.28

Getronics Parent Settlement

        In February 2003, the Company entered into a settlement agreement with Getronics Parent pursuant to which the Company paid an aggregate of $8.3 million in full payment of the purchase price adjustment. The settlement agreement also grants the Company the option to redeem for cash all or any outstanding shares of the Class B Preferred Stock for their liquidation value plus the accrued but unpaid dividends upon the consummation of an IPO, if the IPO is consummated on or prior to August 26, 2003.

4. Accounts Receivable

        Accounts receivable consists of the following (dollars in thousands):

	December 31, 2002	June 30, 2003
		(unaudited)
Billed and currently billable accounts receivable	$57,750	$59,900
Unbilled accounts receivable	9,727	2,101
Allowance for doubtful accounts	(3,454)	(2,483)

Account receivable, net	$64,023	$59,518

The amounts included in currently billable accounts receivable represent amounts which were billed in the subsequent reporting period. They are billings for services rendered prior to period-end that were billed once necessary billing data had been collected and an invoice produced. Unbilled accounts receivable represent amounts which are not yet billable based upon contract terms. At December 31, 2002, the unbilled accounts receivable relate primarily to accounts due under contracts that had not yet received formal government funding at year-end due to delayed appropriations bills. The Company is precluded from billing for its services until the government has formally funded the contract. Substantially all of the unbilled accounts receivable are expected to be billed and collected within 90 days of the balance sheet date.

5. Property and Equipment

        Property and equipment consist of the following (dollars in thousands):

	December 31,
			June 30, 2003
	2001	2002
			(unaudited)
Project assets	$—	$11,851	$14,495
Machinery and equipment	22	1,445	1,848
Leasehold improvements	—	783	635
Accumulated depreciation	(1)	(857)	(4,217)

Property and equipment, net	$21	$13,222	$12,761

        The Company provides services under long-term contractual commitments whereby certain of its equipment is held for use by others. The cost of these assets is recovered through contractual billings. The net book value of assets held for use by others was approximately $10.9 million at December 31, 2002.

6. Intangible Assets

        Intangible assets consist of the following (dollars in thousands):

	December 31, 2002	June 30, 2003
		(unaudited)
Non-compete agreements	$41	$41
Software	527	527
Customer relationships	33,547	33,547
Goodwill	154,996	153,037
Accumulated amortization	(800)	(6,098)

Intangible assets, net	$188,311	$181,054

        Future expected amortization of intangibles as of December 31, 2002, is as follows (dollars in thousands):

2003	$10,594
2004	7,526
2005	5,069
2006	4,177
2007	3,031
Thereafter	2,918

$33,315

7. Accrued Expenses

        Accrued expenses consist of the following (dollars in thousands):

	December 31,
			June 30, 2003
	2001	2002
			(unaudited)
Accrued compensation and benefits	$—	$11,651	$12,035
Accrued acquisition and related costs	—	6,702	3,255
Accrued DGS purchase consideration	—	8,215	—
Accrued contract costs	—	9,388	6,169
Accrued NASA CSOC contract obligation	—	5,276	3,441
Other	104	8,709	7,527

Accrued expenses	$104	$49,941	$32,427

        In connection with the DGS acquisition, the Company consolidated its facilities resulting in the closure of its Bethesda, Maryland office. As a result, the Company recorded a restructuring charge for the related lease costs of $446,000, which has been included in acquisition and related expenses in the accompanying consolidated statement of operations for the year ended December 31, 2002.

        In May 1999, DGS entered into a contract to design, install and operate a wide area network for NASA. The base term of the contract extends to December 31, 2003 and will not be renewed. The Company has determined that estimated direct contract costs exceed estimated contract revenues. The accrued NASA CSOC contract obligation is based, in part, upon management's estimate of future revenues and costs. Management's estimates could be revised in the future which could effect the amount of this obligation.

8.    Debt

        Debt consists of the following (dollars in thousands):

	December 31, 2002	June 30, 2003
		(unaudited)
Senior Secured Credit Facility:
Revolving Credit Facility, with an interest rate of 5.3% at December 31, 2002, due November 2006	$3,900	$—
Term Loan, with interest rates of 6.0% and 5.6% at December 31, 2002 and June 30, 2003, respectively, quarterly principal payments through November 2007	80,000	78,750
Discount on Term Loan	(561)	(454)
Subordinated Bridge Note, with an interest rate of 15%, due August 26, 2003	44,000	44,000
Discount on Subordinated Bridge Note	(337)	(84)

Total	$127,002	$122,212

Less: Current portion	$48,549	$50,011

Long-term portion	$78,453	$72,201

Senior Secured Credit Facility

        In November 2002, the Company entered into a $105.0 million credit agreement (the Senior Secured Credit Facility) with a syndicate of commercial lenders. The Senior Secured Credit Facility includes a receivable-based revolving line of credit which permits borrowings and issuances of letters of credit of up to $25.0 million (Revolving Credit Facility), and an $80.0 million term loan facility (the Term Loan). The available borrowings under the Revolving Credit Facility may be limited based upon a certain percentage of the Company's eligible billed and unbilled accounts receivable, as defined. As of December 31, 2002 and June 30, 2003, the Company had $2.0 million in outstanding letters of credit under the Revolving Credit Facility related to its leased facility in Herndon, Virginia. At December 31, 2002 and June 30, 2003, the Company had available but unused borrowing capacity of approximately $19.1 million and $23.0 million, respectively, under the Revolving Credit Facility. The Term Loan was issued at a discount of $570,000 from its face amount. This discount is being recognized as additional interest expense over the term of the debt using the effective interest method.

        Borrowings under the Senior Secured Credit Facility bear interest, at the Company's option, at a rate based on the British Bankers Association Interest Settlement Rate for deposits in dollars or at a rate that is the higher of the prime rate or the federal funds rate plus 50 basis points, in each case plus an applicable margin that varies depending upon the Company's consolidated leverage ratio, as defined. Beginning in 2003 through December 31, 2004 quarterly principal payments of $1.25 million are required on the Term Loan, which will increase to $2.50 million, $6.25 million and $8.75 million each quarter for the years ended December 31, 2005, 2006 and 2007, respectively. The Senior Secured Credit Facility requires mandatory prepayments and commitment reductions upon the occurrence of certain events, including among others, sales of assets, excess cash flow, and issuances of debt and equity, including an initial public offering (IPO). The Company is required to use the proceeds of an IPO, first to repay the then outstanding subordinated bridge notes, second to repay the outstanding Term Loan, and next to reduce the Revolving Credit Facility. The requirement to prepay amounts due under the Term Loan and the Revolving Credit Facility will terminate when the Company's ratio of debt to earnings before interest, taxes, depreciation and amortization (EBITDA as defined) for the four most recent quarters is equal to or less than 2.25 to 1.00. For purposes of computing this ratio, the Senior Secured Credit Facility specifies the amount of EBITDA for each of the quarters ending December 31, 2001, March 31, 2002, June 30, 2002, and September 30, 2002 as approximately $8.9 million, $7.7 million, $12.0 million, and $9.7 million, respectively.

        The obligations under the Senior Secured Credit Facility are secured by substantially all of the assets of the Company. The Senior Secured Credit Facility contains certain restrictive covenants including, among others, requirements related to operating results and leverage, as well as restrictions related to liens, investments, additional indebtedness, dispositions of assets, dividends, distributions, issuances of equity securities, transactions with affiliates, capital expenditures and certain other changes in the business. The financial covenants include the requirement to maintain minimum EBITDA levels, a minimum fixed charge coverage ratio, a maximum total leverage ratio and a maximum senior leverage ratio. The requirement to maintain minimum EBITDA levels will terminate in the event that the total leverage ratio is equal to or less than 2.25 to 1.00. The Company was in compliance with these covenants as of December 31, 2002 and June 30, 2003. In connection with the Senior Secured Credit Facility, the Company incurred approximately $4.3 million in financing costs, which are being amortized as interest expense over the term of the debt using the effective interest method.

2003 Credit Facility

        In July 2003 and in connection with the completion of the Company's offering of senior notes, the Company entered into an Amended and Restated Credit Agreement (the 2003 Credit Facility) with a syndicate of commercial lenders, which provides for a $50.0 million revolving credit facility to be used for working capital and general corporate purposes, for capital expenditures, and for future acquisitions. The borrowing capacity under the 2003 Credit Facility provides for the issuance of up to $5.0 million in letters of credit. The available borrowings under the 2003 Credit Facility may be limited based upon a percentage of the Company's eligible billed and unbilled accounts receivable, as defined.

        Borrowings under the 2003 Credit Facility bear interest at varying rates at the Company's option, based on either the British Bankers Association Interest Settlement Rate for deposits in dollars or a rate that is the higher of the prime rate or the federal funds rate plus one-half of one percent, in each case plus an applicable margin that varies depending on the Company's consolidated total leverage ratio, as defined. The Company will also incur a commitment fee on the unused portion of the 2003 Credit Facility at a rate that varies depending upon the Company's consolidated total leverage ratio, as defined. Borrowings under the 2003 Credit Facility may be voluntarily prepaid and reborrowed in whole or in part at the option of the Company.

However, the Company is required to use the net proceeds from certain asset sales to prepay any outstanding borrowings. The 2003 Credit Facility will terminate in July 2007, at which time all outstanding borrowings must be repaid in full.

        Obligations under the 2003 Credit Facility are secured by substantially all of the assets of the Company. The 2003 Credit Facility contains certain restrictive covenants including, among others, requirements related to operating results and leverage, as well as restrictions related to liens, investments, additional indebtedness, disposition of assets, dividends, distributions, issuances of equity securities, transactions with affiliates, capital expenditures, and certain other changes in the business. The financial covenants include the requirement to maintain a maximum consolidated total leverage ratio, minimum consolidated fixed charge coverage ratio, and minimum net worth.

Bridge Loan Agreement

        In November 2002, the Company entered into a bridge loan agreement with a commercial lender to borrow $44.0 million through a subordinated bridge note (the Subordinated Bridge Note). The Subordinated Bridge Note bears interest at an annual rate of 15% and is due on August 26, 2003 (Maturity Date). Annual interest equal to 13% is payable in cash quarterly with the remaining 2% payable in cash or added to the outstanding principal balance at the Company's option. The Company has the option to extend the due date to November 26, 2003 (Extended Maturity Date) upon meeting certain requirements in the agreement including maintaining a minimum EBITDA level and a maximum total leverage ratio.

        In addition, if on the Maturity Date, or if applicable, the Extended Maturity Date, an IPO has not occurred, there have been no continued events of default, as defined, and there has not been a material adverse effect, the Company, at its option, may rollover and exchange borrowings under the Subordinated Bridge Note for a new note (the Rollover Note). The Rollover Note will bear interest at an annual rate of 15% with 13% payable quarterly in cash and 2% payable in cash or added to the outstanding principal balance at the Company's option with a maturity date of the earlier of seven years from the date of its issuance or six months after the maturity of the Term Loan. The Rollover Notes will be subject to financial covenants including maintaining a minimum EBITDA level, maintaining a maximum total leverage ratio, and maintaining a minimum fixed charge coverage ratio. In addition, the Company is required to use the net cash proceeds of any IPO to prepay amounts outstanding under the Subordinated Bridge Note. Borrowings under the Subordinated Bridge Note are subordinated to the Senior Secured Credit Facility. The bridge loan agreement contains certain restrictive covenants including, among others, requirements related to operating results and leverage, as well as restrictions related to liens, investments, indebtedness, dispositions of assets, dividends, distributions, issuances of equity securities, transactions with affiliates, capital expenditures and certain other changes in the business. The financial covenants include the requirement to maintain minimum EBITDA levels, a minimum fixed charge leverage ratio, a maximum total leverage ratio and a maximum senior leverage ratio. The requirement to maintain EBITDA levels will terminate in the event that the total leverage ratio is equal to or less than 2.25 to 1.00. The Company was in compliance with these covenants as of December 31, 2002 and June 30, 2003. In connection with the Subordinated Bridge Note, the Company incurred approximately $1.9 million in financing costs, which are being amortized as interest expense over the term of the debt using the effective interest method.

        In connection with the Subordinated Bridge Note, the Company issued warrants to purchase 94,868 shares of common stock to the lender. The warrants have a ten-year life, and were issued with an exercise price of $0.01 per share. A portion of the proceeds of the Subordinated Bridge Note has been allocated to the value of the warrants. The fair value of the warrants was determined using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of approximately 4%, expected life of 10 years, volatility of 100% and no dividends. The resulting debt discount is being amortized to interest expense using the effective interest rate method over the term of the Subordinated Bridge Note. In the event the Subordinated Bridge Note is not repaid on either the Maturity Date or the Extended Maturity Date, the Company will be required to release to the lender warrants to purchase an additional 379,475 shares of common stock with an exercise price of $0.01 per share that are currently being held in escrow.

Future Minimum Principal Payments

        Future minimum principal payments as of December 31, 2003 are as follows (dollars in thousands):

2003	$49,000
2004	5,000
2005	10,000
2006	28,900
2007	35,000

$127,900

Senior Notes

        In July 2003, DigitalNet, Inc., a wholly owned subsidiary of the Company, issued $125.0 million in aggregate principal amount of 9% Senior Notes due July 15, 2010 (the Notes). The Notes are guaranteed on a full, unconditional, joint, and several basis by the Company and all of its domestic subsidiaries (see Note 15). The proceeds from the sale of the Notes were used to the repay the outstanding balances of the Term Loan and Subordinated Bridge Note and the related lending commitments were terminated. In connection with the repayment of the Subordinated Bridge Note, the warrants to purchase 379,475 shares of common stock held in escrow were cancelled.

        The Company will be required to make semi-annual interest payments in arrears on January 15 and July 15 of each year the Notes are outstanding, commencing on January 15, 2004. At any time prior to July 15, 2006, the Company may redeem up to 35% of the aggregate principal amount of the Notes at a price equal to 109.00% of the outstanding principal balance, plus accrued but unpaid interest and liquidated damages, as defined. However, any redemption must occur within 90 days of the closing of an equity issuance, as defined. After July 15, 2007, the Company may redeem the Notes, in whole or in part, at a redemption price equal to 104.50%, 102.25%, or 100.00% of the outstanding principal balance of the Notes if redeemed during the twelve month period beginning on July 15, 2007, 2008, or 2009, respectively, plus accrued but unpaid interest and liquidated damages, as defined. Upon a change in control, as defined, the holders of the Notes may require the Company to repurchase all or a portion of the Notes at a purchase price equal to 101.00% of the outstanding principal amount, plus accrued but unpaid interest and liquidated damages, as defined.

        The Notes are unsecured obligations of DigitalNet, Inc. and accordingly will rank equally in right of payment with any future unsubordinated unsecured indebtedness of DigitalNet, Inc. The indenture governing the Notes contains certain restrictive covenants including, among others, requirements related to liens, dividends, investments, issuances of securities, repurchases of securities, consolidations and mergers, transactions with affiliates, and certain other changes in the business.

9.    Stockholders' Equity

Stock Purchase Agreement

        In September 2001, the Company entered into a purchase agreement (the Stock Purchase Agreement) and completed the first of a series of investment transactions with GTCR Golder Rauner, L.L.C. (GTCR) and certain executives (including entities for the benefit of the executives or their family members, the Executives) of the Company. Under the terms of the Stock Purchase Agreement, GTCR committed to provide up to $96 million in capital to the Company to fund acquisitions as well as for other general corporate purposes. Pursuant to the Stock Purchase Agreement, up to 4,200,000 shares of common stock will be issued to GTCR at a price of $0.80 per share and up to 92,640 shares of Class A Redeemable Convertible Preferred Stock (Class A Preferred Stock) will be issued to GTCR at a price of $1,000 per share. The Executives are also required to purchase additional common and Class A Preferred Stock at the same per share prices in proportion to all GTCR investments.

        As part of the initial investment transaction in September 2001, the Company issued 1,250,000 shares of common stock to GTCR resulting in net cash proceeds of $990,000. Concurrent with the GTCR investment, the Executives purchased an aggregate of 753,874 shares of common stock for proceeds of approximately $603,000. In April 2002 and October 2002, the Company sold an additional 662,500 and 215,000 shares of common stock, respectively, to GTCR resulting in net cash proceeds of approximately $695,000. Concurrent with these GTCR investments, the Company sold to the Executives an additional 399,554 and 129,667 shares of common stock, in April 2002 and October 2002, respectively, for consideration of approximately $423,000. In connection with the DGS acquisition in November 2002, the Company sold 2,072,500 shares of common stock and 58,744 shares of Class A Preferred Stock to GTCR for net cash proceeds of approximately $59.8 million. Concurrent with this GTCR investment, the Executives purchased 1,249,931 shares of common stock and 2,632 shares of Class A Preferred Stock from the Company for consideration of approximately $3.6 million. In addition, GTCR purchased 205,693 shares of common stock from the Executives for $0.80 per share in connection with the DGS acquisition. The net proceeds of approximately $63.4 million received in November 2002 were allocated between the Company's common stock ($13.2 million) and Class A Preferred Stock ($50.2 million) for financial reporting purposes based on the estimated fair value of each security, which was $4.00 per share for the common stock and $825.47 per share for the Class A Preferred Stock.

        In March 2003, the Company, GTCR, and the Executives amended the Stock Purchase Agreement. Under the terms of the amended Stock Purchase Agreement, upon consummation of an IPO GTCR will no longer be obligated to provide up to $96 million in capital to the Company. The amended agreement will also terminate the Executives' requirement to purchase additional shares of stock in proportion to any future investment by GTCR upon consummation of an IPO.

Common Stock Held by Executives and Other Employees

        Certain shares of common stock purchased by the Executives are subject to repurchase at the discretion of the Company (the Reserved Stock) and certain shares held by the Executives and other employees are subject to repurchase by the Company upon the Executive's or the employee's separation from the Company.

Reserved Stock

        The Reserved Stock is subject to senior management agreements (the Management Agreements) dated September 7, 2001 with each of the Executives. Concurrent with the GTCR investments, an aggregate of 973,614 shares of Reserved Stock were purchased by the Executives. Consideration for the purchases consisted of a combination of cash and promissory notes. Pursuant to the Management Agreements, the Company may at its discretion, repurchase any or all of the Reserved Stock for $0.80 per share in order to re-issue a corresponding number of shares of common stock and/or options to purchase common stock to other employees. During the year ended December 31, 2002, the Company repurchased 88,125 shares of Reserved Stock from the Executives for $0.80 per share, which were subsequently sold to certain other employees and consultants of the Company at a price per share of $0.80. The Executives held 679,796 shares of Reserved Stock as of December 31, 2002.

        The Company's unilateral option to repurchase the Reserved Stock expires on the earlier of a liquidity event, as defined, or an IPO (collectively the Qualifying Events). Upon a Qualifying Event, other than an IPO, the Executives' Reserved Stock vests retroactively, beginning with the date of the Management Agreements, with approximately 35% vesting on the date of the Management Agreements, and approximately 2% vesting on the last day of each month thereafter. Subsequent to a Qualifying Event, other than an IPO, any unvested shares of Reserved Stock are subject to repurchase only upon the applicable Executives' separation from the Company. The repurchase price upon separation will be the lower of (a) the original purchase price or (b) the fair market value on the date of separation. Upon an IPO, the Executives' Reserved Stock will vest immediately, and a portion of the vested Reserved Stock will be subject to transferability restrictions that lapse over time.

        Because the number of shares of Reserved Stock to be held by the Executives will not be fixed until the occurrence of a Qualifying Event, the Company will measure and record stock compensation costs equal to the difference between the fair value of the Company's common stock on the date of a Qualifying Event and the original per share purchase price of the Reserved Stock, multiplied by the number of shares of Reserved Stock retained by the Executives. Upon the occurrence of a Qualifying Event, other than an IPO, a portion of the total stock-based compensation cost will be recognized as an expense immediately at the time of the Qualifying Event based upon the effect of retroactive vesting with the remainder recognized as deferred compensation and charged to expense over the remaining vesting period. Upon the occurrence of an IPO, the total stock-based compensation cost will be recognized as expense.

Carried Stock

        Concurrent with the GTCR investments, an aggregate 1,371,288 shares of common stock (the Carried Stock) were purchased by the Executives. Consideration for the purchases consisted of a combination of cash and full recourse promissory notes. Pursuant to the Management Agreements, the Executives' Carried Stock vests approximately 35% on the date of the Management Agreement and approximately 2% on the last day of each month thereafter. The vesting for any Carried Stock purchased by the Executives subsequent to the date of the initial purchase and the date of the Management Agreements will be determined retroactively, beginning with the original date of the Management Agreements. Any unvested shares of Carried Stock will be subject to repurchase by the Company upon the Executives' separation from the Company at the lower of (a) the Executives' original purchase price or (b) the fair market value of each share on the separation date.

Restricted Stock

        During 2002, the Company sold an aggregate of 88,125 shares of common stock (the Restricted Stock) to other employees of the Company (the Initial Employees). The shares were sold at $0.80 per share, in exchange for cash and promissory notes. In the event that the Initial Employees cease to be employed or engaged by the Company for any reason, the common stock is subject to repurchase at the option of the Company. The Initial Employees vest in the Restricted Stock ratably over 3 to 4 year periods. Restricted Stock that has vested is subject to repurchase at the fair market value of the stock (the Fair Value Shares) at the repurchase date. Restricted Stock that has not vested may be repurchased at its original cost. If the Company elects not to repurchase the shares of common stock upon the separation of the Initial Employees from the Company, the remaining investors shall have the right to purchase the Restricted Stock. The Fair Value Shares are subject to restrictions on transferability. Such restrictions lapse upon the occurrence of certain events.

        Because the promissory notes issued to finance the stock purchases of the Restricted Stock have a fixed rate of interest which may not equal a market rate of interest on the date the shares of Restricted Stock become vested, these stock awards have been accounted for as variable awards resulting in the requirement that stock-based compensation cost be measured each reporting period based on the fair value of the Company's common stock at that date and attributed to expense based on the vesting of the awards. Accordingly, the Company recognized deferred stock-based compensation of $440,000 as of December 31, 2002, of which $265,000 was charged to expense during the fourth quarter of 2002. As of June 30, 2003, the Company had recognized additional deferred stock-based compensation of $581,000 and during the six months ended June 30, 2003, the Company recognized $485,000 of stock-based compensation expense.

Amendments to Management and Employment Agreements

        In March 2003, the Company amended the Executives' Management Agreements to provide for the immediate vesting of the outstanding shares of Carried Stock upon the consummation of an IPO. The modification to the terms of the Carried Stock to accelerate vesting results in a new measurement date for purposes of measuring compensation related to the Carried Stock. Although measurement of compensation is made at the date of the modification, the recognition of compensation expense, if any, will depend on whether the Executives retain or are expected to retain shares of the Carried Stock that otherwise would have been forfeited. In the event of an Executive's separation or expected separation from the Company prior to the original vesting term, the Company will record compensation expense at that time based upon the previously measured compensation and the benefit ultimately received by the Executive from the accelerated vesting. Upon an IPO, the Executives will also be required to repay the outstanding balance of the promissory notes issued in connection with their purchases of Reserved Stock and Carried Stock. The amended Management Agreements also will terminate the Executives' requirement to purchase additional shares of stock in connection with any future GTCR investments upon the consummation of an IPO.

        In March 2003, the Company amended the Initial Employees' employment agreements to provide for the immediate vesting of the outstanding shares of Restricted Stock in connection with the consummation of an IPO. Upon an IPO, the Initial Employees will also be required to repay the outstanding balance of the promissory notes issued in connection with the purchases of Restricted Stock.

Stockholders Agreement

        In connection with the GTCR Purchase Agreement, the Company, GTCR, and the Executives (collectively, the "Investors"), entered into a stockholders agreement. The stockholders agreement, among other things, grants the Executives certain participation rights in connection with the transfer of stock by GTCR, grants the Company and the Investors certain rights of first refusal, and provides for voting rights with respect to the election of directors. In November 2002, the stockholders agreement was amended and restated to include the holders of the Class A Preferred Stock, Class B Preferred Stock, and warrants to purchase common stock within its provisions.

10.    Preferred Stock

Class A Redeemable Convertible Preferred Stock

        The holders of the Class A Preferred Stock are entitled to a 6% cumulative dividend, which is paid when declared by the Company's Board of Directors. As of December 31, 2002 and June 30, 2003, accrued but unpaid dividends totaled $363,000 and approximately $2.2 million, respectively. The Company can redeem the shares at any time for their liquidation value of $1,000 per share plus accrued but unpaid dividends. The shares have no voting rights. Upon the occurrence of an IPO, change in ownership, or fundamental change, as defined, a majority of the holders of the Class A Preferred Stock can require the Company to redeem all or a portion of their shares for cash in an amount equal to their liquidation value, which includes accrued but unpaid dividends. If the Class A Preferred Stock has not been redeemed prior to or upon a qualified IPO, each share will automatically convert into Company common stock computed based on the aggregate liquidation value of the preferred stock, which includes accrued but unpaid dividends divided by a number which is equal to the price per share of the Company's common stock at its IPO.

        In connection with financing the acquisition of DGS, the Company issued shares of common stock and Class A Preferred Stock concurrently for total consideration of approximately $63.4 million, net of a one percent investment fee paid to GTCR in connection with the investment. For financial reporting purposes, the Company has allocated the proceeds between the common stock and the Class A Preferred Stock based upon management's estimate of the fair value of each security with approximately $13.2 million allocated to the common stock and $50.2 million allocated to the Class A Preferred Stock. The Class A Preferred Stock was immediately redeemable on the date of issuance as Class A Preferred Stock can be redeemed at any time by the Company at its liquidation value plus accrued but unpaid dividends and the holders of the majority of Class A Preferred Stock control the Company through their ownership of common stock and board of directors representation. The liquidation value of the shares of Class A Preferred Stock was approximately $61.4 million on the date of issuance. Because the initial carrying amount of the Class A Preferred Stock on the date of issuance was less than the redemption amount and the Class A Preferred Stock was immediately redeemable, the Company recorded approximately $11.2 million in accretion on the date of issuance. In addition, because the Class A Preferred Stock was issued at a discount to its liquidation value which is the basis for conversion upon an IPO, the effective conversion price of the Class A Preferred Stock will be less than the price per share offered to the public upon an IPO. In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," this beneficial conversion feature of approximately $11.2 million has been measured at the date of issuance and will be recognized and recorded as a dividend and a corresponding credit to additional paid-in capital upon consummation of an IPO.

Class B Redeemable Convertible Preferred Stock

        As consideration in the DGS acquisition, the Company issued 33,500 shares of Class B Redeemable Convertible Preferred Stock (the Class B Preferred Stock). The holders of the Class B Preferred Stock are entitled to a 6% cumulative dividend, which is paid when declared by the Company's Board of Directors. As of December 31, 2002 and June 30, 2003, accrued but unpaid dividends totaled $198,000 and $1.2 million, respectively. The shares have no voting rights.

        In the event that the Company exercises its right to redeem the Class A Preferred Stock, the holders of the Class B Preferred Stock will have the right to participate in such redemption. Upon the occurrence of a change in ownership or fundamental change, as defined, the holders of the Class B Preferred Stock can require the Company to redeem all of their shares for liquidation value, plus accrued but unpaid dividends, or they may convert their respective shares into common stock. In addition, upon the occurrence of an IPO, a majority of the holders of the Class A Preferred Stock can require the Company to redeem all or any portion of the Class A Preferred Stock and the Class B Preferred Stock for its liquidation value, plus accrued but unpaid dividends, provided however that any holder of the Class B Preferred Stock may elect to convert their respective shares into common stock. If the Class B Preferred Stock has not been redeemed at the consummation of an IPO, the shares will automatically convert into Company common stock in an amount computed based on the aggregate liquidation value of the Class B Preferred Stock, which includes accrued but unpaid dividends divided by a number which is equal to 81.667% of the price per share of the Company's common stock at its IPO. This discount to the price per share offered to the public, results in a beneficial conversion feature of approximately $7.5 million. Because conversion is contingent on the occurrence of a future event, the value of the beneficial conversion feature will not be recognized until the contingent future event occurs in accordance with EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios. If converted at an IPO, the Company would record the $7.5 million beneficial conversion feature and the related dividend.

10.    Preferred Stock (Continued)

        The changes in redeemable convertible preferred stock for the year ended December 31, 2002 and the six months ended June 30, 2003 are as follows (dollars in thousands):

	Class A Preferred Stock		Class B Preferred Stock
	Amount	Shares	Amount	Shares
Balance, December 31, 2001	$—	—	$—	—
Issuance of Class A Preferred Stock	50,185	61,376	—	—
Issuance of Class B Preferred Stock in connection with the acquisition	—	—	33,500	33,500
Dividends and accretion	11,554	—	198	—

Balance, December 31, 2002	$61,739	61,376	$33,698	33,500

Dividends (unaudited)	1,851	—	1,010	—

Balance, June 30, 2003 (unaudited)	$63,590	61,376	$34,708	33,500

11.    Income Taxes

        The components of the Company's net deferred tax asset (liability), are as follows (dollars in thousands):

	December 31,
	2001	2002
Deferred tax assets:
Net operating loss carryforwards	$195	$4,869
Vacation and other accruals	—	326
Organization costs	83	67
Deferred tax liabilities:
Unbilled receivables	—	(3,891)
Intangible asset amortization	—	(538)
Valuation allowance	(278)	—

Net deferred tax asset	$—	$833

        The Company had net operating loss carryforwards to offset future taxable income of approximately $12.2 million as of December 31, 2002. These net operating loss carryforwards expire through the year 2022.

        The components of the provision (benefit) for income taxes are as follows (dollars in thousands):

	For the period from inception through December 31, 2001	Year ended December 31, 2002
Current	$(195)	$(4,674)
Deferred	(83)	4,119
Valuation allowance	278	887

Total	$—	$332

The provision (benefit) for income taxes results in an effective rate that differs from the Federal Statutory rate as follows:

	For the period from September 7, 2001 (inception) through December 31, 2001	Year ended December 31, 2002
Federal statutory rate	(35)%	(35)%
Effect of graduated rates	1	1
State income taxes, net of federal income tax benefit	(6)	(6)
Net operating losses for which no tax benefit is currently available	28	52
Other changes in valuation allowance	12	(1)
Other, net	—	8

Total	—%	19%

12.    Related Party Transactions

        At December 31, 2002 and June 30, 2003, the Company held notes receivable totaling approximately $1.0 million and $908,000, respectively, from the Executives and the Initial Employees. These notes bear interest at 5 percent per annum and are due at varying dates through September 2010. Notes totaling $538,000 related to the purchases of the Reserved Stock will become immediately payable upon the effectiveness of a qualified IPO, as defined.

        In connection with the GTCR Purchase Agreement, the Company entered into a management services agreement with GTCR for $200,000 per year. In March 2002, this amount increased to $300,000 per year. The Company incurred approximately $67,000, $283,000, and $150,000 related to this agreement for the period from September 7, 2001 (inception) through December 31, 2001, the year ended December 31, 2002, and the six months ended June 30, 2003, respectively. The professional services agreement also provides for a one percent fee on certain issuances of company stock. GTCR received a fee of $10,000 and $613,000 in association with the GTCR Investment during the period from inception through December 31, 2001 and the year ended December 31, 2002, respectively.

        In connection with the acquisition of DGS, the Company entered into certain transitional services agreements with Getronics Parent. Pursuant to these agreements, the Company agreed to provide maintenance services and office space to Getronics Parent. In addition Getronics Parent among other services, agreed to provide the Company with information technology and systems support. These agreements terminate at various dates from March 2003 to November 2004. For the six months ended June 30, 2003, the Company paid approximately $2.6 million to Getronics Parent for services rendered under these agreements.

13.    Commitments and Contingencies

Operating Leases

        The Company leases office space, network equipment, and certain office equipment under various non-cancelable operating leases that expire through October 2011. Rental expense is recognized on a straight-line basis over the term of the lease, regardless of when payments are due. Rental expense was approximately $73,000 and $869,000 for the period from inception through December 31, 2001 and the year ended December 31, 2002.

        Future minimum commitments under the Company's operating leases and subleases are as follows for each of the years ended December 31 (dollars in thousands):

	Gross Commitment	Sublease Income	Net Commitment
2003	$5,244	$380	$4,864
2004	5,050	155	4,895
2005	4,868	—	4,868
2006	4,391	—	4,391
2007	3,182	—	3,182
Thereafter	12,918	—	12,918

Audit Review

        Substantially all payments to DGS and the Company on government cost reimbursable contracts are provisional payments which are subject to adjustment upon audit by certain government audit agencies. DGS's incurred cost submissions have been completed through December December 31, 2001 and have been audited through December 31, 2000. There are no outstanding incurred cost submissions or audits for any of DGS's previously acquired entities. The 2001 incurred cost audit for DGS is not expected to result in a material adverse effect on the Company's financial position or results of operations.

Litigation and Claims

        The Company is periodically involved in disputes arising from normal business activities. In the opinion of management, resolution of these matters will not have a material adverse effect upon the financial position or future operating results of the Company, and adequate provision for any potential losses has been made in the accompanying consolidated financial statements.

        On February 2, 2002, DGS filed an action against Lockheed Martin Space Operations Company (Lockheed Martin) in connection with the NASA CSOC contract. The DGS complaint alleged multiple counts of breach of contract and other claims related to its subcontract with Lockheed Martin under the NASA CSOC program. In January 2003, the Company entered into a settlement agreement with Lockheed Martin that sets forth the amounts that Lockheed Martin has agreed to pay the Company for services previously performed and for future services under the NASA CSOC contract.

401(k) Plan

        In January 2003, the Company established a 401(k) retirement plan for the benefit of all eligible employees. Participants may contribute a portion of eligible wages, not to exceed annual statutory limitations, to the plan. The Company may also elect to make a discretionary contribution as determined by its Board of Directors on an annual basis. For the year ending December 31, 2003, the Company has elected to match 50 percent of each employee's contribution up to six percent of each employee's salary. Employees vest in the Company discretionary contributions ratably over three years.

14.    Amended and Restated 2003 Stock Incentive Plan

        The Company adopted an Amended and Restated 2003 Stock Incentive Plan in March 2003. The plan permits the grant of a variety of equity awards including, among others, incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, and other stock-based awards to consultants, directors, officers, and other employees of the Company. Under the amended and restated plan, 373,416 shares of common stock are available for issuance in connection with awards. In August and October 2003, the Company granted 231,090 options to purchase common stock to certain employees. The plan will be administered by the option committee of the board of directors.

Option Grants

        At the effective time of an IPO, the Company has agreed to grant an aggregate of 80,000 stock options to certain directors of the Company with an exercise price equal to 85 percent of the IPO price. At the time of the option grant, the Company will record deferred compensation equal to the 15 percent difference between the IPO price and exercise price for such options. Such compensation expense will be recognized over the related period of service based upon the vesting terms for such options.

15.    Guarantor Financial Statements

        The Notes issued by DigitalNet, Inc. are guaranteed on a full, unconditional, joint and several basis by DigitalNet Holdings, Inc. and DigitalNet Inc.'s wholly owned domestic subsidiaries, including DGS.

        The following condensed consolidating financial information includes:

  (1)
  Condensed consolidating balance sheets as of December 31, 2001 and 2002 and June 30, 2003 and condensed consolidating statements of operations and cash flows for the period from September 7, 2001 (inception) through December 31, 2001, the year ended December 31, 2002 and the six months ended June 30, 2003 of: (a) DigitalNet Holdings, Inc., the parent company, (b) DigitalNet, Inc., which is the subsidiary issuer, (c) the guarantor subsidiaries, and (d) the Company on a consolidated basis.

  (2)
  Elimination entries necessary to consolidate DigitalNet Holdings, Inc., the parent company, with DigitalNet, Inc. and its guarantor subsidiaries.

        The condensed consolidating financial statements do not present the financial statements of the Company's non-guarantor subsidiaries, HFS GmbH and Getronics Government Solutions Puerto Rico, Inc., because these subsidiaries had no material operations, assets, or liabilities for the periods presented.

        Investments in consolidated subsidiaries are presented using the equity method of accounting. The principal elimination entries eliminate investments in consolidated subsidiaries and intercompany balances and transactions.

DIGITALNET HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2001 AND 2002 AND JUNE 30, 2003 (UNAUDITED)

15.    Guarantor Financial Statements (Continued)

	As of December 31, 2001				As of December 31, 2002					As of June 30, 2003 (unaudited)
Balance Sheet	Parent Company	DigitalNet, Inc.	Eliminations	Consolidated	Parent Company	DigitalNet, Inc.	Guarantor Subsidiary	Eliminations	Consolidated	Parent Company	DigitalNet, Inc.	Guarantor Subsidiary	Eliminations	Consolidated
	(dollars in thousands)				(dollars in thousands)					(dollars in thousands)
Assets
Current assets:
Cash and cash equivalents	$—	$463	$—	$463	$—	$490	$3,404	$—	$3,894	$—	$2,573	$801	$—	$3,374
Account receivables, net	—	—	—	—	—	—	64,023	—	64,023	—	—	59,518	—	59,518
Intercompany receivables	970	—	(970)	—	99,246	68,651	—	(167,897)	—	99,909	44,701	—	(144,610)	—
Prepaids expenses and other current assets	—	18	—	18	—	1,404	2,185	—	3,589	—	3,202	2,612	—	5,814
Inventory, net	—	—	—	—	—	—	7,803	—	7,803	—	—	13,846	—	13,846

Total current assets	970	481	(970)	481	99,246	70,545	77,415	(167,897)	79,309	99,909	50,476	76,777	(144,610)	82,552

Other assets	—	73	—	73	—	5,939	—	—	5,939	—	3,920	—	—	3,920
Property and equipment, net	—	21	—	21	—	13	13,209	—	13,222	—	9	12,752	—	12,761
Investment in consolidated subsidiaries	—	—	—	—	—	49,254	—	(49,254)	—	—	63,522	—	(63,522)	—
Intangible assets, net	—	—	—	—	—	—	188,311	—	188,311	—	—	181,054	—	181,054

Total assets	$970	$575	$(970)	$575	$99,246	$125,751	$278,935	$(217,151)	$286,781	$99,909	$117,927	$270,583	$(208,132)	$280,287

Liabilities, preferred stock, and stockholders' equity
Current liabilities:
Account payable	$—	$1	$—	$1	$—	$—	$4,859	$—	$4,859	$—	$1	$10,958	$—	$10,959
Accrued expenses	—	104	—	104	—	1,826	48,115	—	49,941	—	2,262	30,165	—	32,427
Intercompany payables	—	970	(970)	—	—	—	167,897	(167,897)	—	—	—	144,610	(144,610)	—
Investment in consolidated subsidiaries	500	—	(500)	—	2,584	—	—	(2,584)	—	1,113	—	—	(1,113)	—
Deferred revenue	—	—	—	—	—	—	3,441	—	3,441	—	—	10,325	—	10,325
Current portion of long-term debt	—	—	—	—	—	48,549	—	—	48,549	—	50,011	—	—	50,011

Total current liabilities	500	1,075	(1,470)	105	2,584	50,375	224,312	(170,481)	106,790	1,113	52,274	196,058	(145,723)	103,722

Long-term debt, net of current portion	—	—	—	—	—	78,453	—	—	78,453	—	72,201	—	—	72,201
Other liabilities	—	—	—	—	—	471	4,580	—	5,051	—	910	4,908	—	5,818
Class A Preferred Stock	—	—	—	—	61,739	—	—	—	61,739	63,590	—	—	—	63,590
Class B Preferred Stock	—	—	—	—	33,698	—	—	—	33,698	34,708	—	—	—	34,708
Stockholders' equity (deficit):	470	(500)	500	470	1,225	(3,548)	50,043	(46,670)	1,050	498	(7,458)	69,617	(62,409)	248

Total liabilities, preferred stock, and stockholders' equity	$970	$575	$(970)	$575	$99,246	$125,751	$278,935	$(217,151)	$286,781	$99,909	$117,927	$270,583	$(208,132)	$280,287

DIGITALNET HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2001 AND 2002 AND JUNE 30, 2003 (UNAUDITED)

15.    Guarantor Financial Statements (Continued)

	Period from September 7, 2001 (inception) through December 31, 2001				Year Ended December 31, 2002					Six Months Ended June 30, 2003 (unaudited)
Statement of Operations	Parent Company	DigitalNet, Inc.	Eliminations	Consolidated	Parent Company	DigitalNet, Inc.	Guarantor Subsidiary	Eliminations	Consolidated	Parent Company	DigitalNet, Inc.	Guarantor Subsidiary	Eliminations	Consolidated
	(dollars in thousands)				(dollars in thousands)					(dollars in thousands)
Revenues	$—	$—	$—	$—	$—	$—	$33,903	$—	$33,903	$—	$—	$160,312	$—	$160,312
Costs of revenues	—	—	—	—	—	—	26,951	—	26,951	—	—	126,820	—	126,820

Gross profit	—	—	—	—	—	—	6,952	—	6,952	—	—	33,492	—	33,492

Operating expenses:
Selling, general, and administrative	199	506	—	705	—	2,294	3,189	—	5,483	—	1,828	15,543	—	17,371
Acquisition and related expenses	—	—	—	—	—	921	—	—	921	—	—	—	—	—
Amortization of intangibles	—	—	—	—	—	—	800	—	800	—	—	5,298	—	5,298

Total operating expenses	199	506	—	705	—	3,215	3,989	—	7,204	—	1,828	20,841	—	22,669

Operating income (loss)	(199)	(506)	—	(705)	—	(3,215)	2,963	—	(252)	—	(1,828)	12,651	—	10,823
Other income (expense):
Interest income	1	6	—	7	12	4	13	—	29	9	10	61	—	80
Interest expense	—	—	—	—	—	(1,517)	—	—	(1,517)	—	(8,141)	—	—	(8,141)
Other income	—	—	—	—	—	—	—	—	—	—	—	(33)	—	(33)
Equity income from consolidated subsidiaries	(500)	—	500	—	(2,084)	2,976	—	(892)	—	1,446	12,679	—	(14,125)	—

Total other income (expense)	(499)	6	500	7	(2,072)	1,463	13	(892)	(1,488)	1,455	4,548	28	(14,125)	(8,094)

Income before provision for income taxes	(698)	(500)	500	(698)	(2,072)	(1,752)	2,976	(892)	(1,740)	1,455	2,720	12,679	(14,125)	2,729
Provision for income taxes	—	—	—	—	—	332	—	—	332	—	1,274	—	—	1,274

Net income (loss)	$(698)	$(500)	$500	$(698)	$(2,072)	$(2,084)	$2,976	$(892)	$(2,072)	$1,455	$1,446	$12,679	$(14,125)	$1,455

Dividends and accretion on preferred stock	—	—	—	—	(11,752)	—	—	—	(11,752)	(2,861)	—	—	—	(2,861)

Net income (loss) attributable to common stockholders	$(698)	$(500)	$500	$(698)	$(13,824)	$(2,084)	$2,976	$(892)	$(13,824)	$(1,406)	$1,446	$12,679	$(14,125)	$(1,406)

DIGITALNET HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2001 AND 2002 AND JUNE 30, 2003 (UNAUDITED)

15.    Guarantor Financial Statements (Continued)

	Period from September 7, 2001 (inception) through December 31, 2001				Year Ended December 31, 2002					Six Months Ended June 30, 2003 (unaudited)
Statement of Cash Flows	Parent Company	DigitalNet, Inc.	Eliminations	Consolidated	Parent Company	DigitalNet, Inc.	Guarantor Subsidiary	Eliminations	Consolidated	Parent Company	DigitalNet, Inc.	Guarantor Subsidiary	Eliminations	Consolidated
	(dollars in thousands)				(dollars in thousands)					(dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(698)	$(500)	$500	$(698)	$(2,072)	$(2,084)	$2,976	$(892)	$(2,072)	$1,455	$1,446	$12,679	$(14,125)	$1,455
Adjustment to reconcile net income (loss) to net cash provided by (used in) operations
Depreciation	—	1	—	1	—	8	848	—	856	—	4	3,960	—	3,964
Loss on sale of equipment	—	—	—	—	—	—	—	—	—	—	—	41	—	41
Amortization of intangible assets	—	—	—	—	—	—	800	—	800	—	—	5,298	—	5,298
Amortization of deferred financing costs	—	—	—	—	—	294	—	—	294	—	2,021	—	—	2,021
Amortization of discount on debt	—	—	—	—	—	51	—	—	51	—	360	—	—	360
Amortization of deferred compensation	—	—	—	—	—	265	—	—	265	—	485	—	—	485
Deferred income taxes	—	—	—	—	—	332	—	—	332	—	1,274	—	—	1,274
Equity (income) loss from consolidated subsidiaries	500	—	(500)	—	2,084	(2,976)	—	892	—	(1,446)	(12,679)	—	14,125	—
Changes in operating assets and liabilities, net of effect of acquisitions:	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Account receivable	—	—	—	—	—	—	(1,447)	—	(1,447)	—	—	5,187	—	5,187
Inventory	—	—	—	—	—	—	(1,022)	—	(1,022)	—	—	(6,043)	—	(6,043)
Prepaid expenses and other assets	—	(91)	—	(91)	—	(1,386)	698	—	(688)	—	(1,800)	(1,260)	—	(3,060)
Accounts payable and accrued expenses	—	105	—	105	—	1,721	(5,792)	—	(4,071)	—	437	(5,340)	—	(4,903)
Deferred revenues	—	—	—	—	—	—	97	—	97	—	—	7,909	—	7,909
Other liabilities	—	—	—	—	—	471	3,612	—	4,083	—	—	326	—	326

Net cash provided by (used in) operations	(198)	(485)	—	(683)	12	(3,304)	770	—	(2,522)	9	(8,452)	22,757	—	14,314

Cash flows from investing activities:
Purchases of property and equipment	—	(22)	—	(22)	—	—	(207)	—	(207)	—	—	(3,554)	—	(3,554)
Proceeds from sale of equipment	—	—	—	—	—	—	—	—	—	—	—	10	—	10
Purchases of DigitalNet Government Solutions, LLC net of cash acquired	—	—	—	—	—	—	(178,879)	—	(178,879)	—	—	(11,059)	—	(11,059)
Proceeds from collections of accounts receivable on behalf of Getronics	—	—	—	—	—	—	—	—	—	—	—	4,800	—	4,800

Net cash used in investing activities	—	(22)	—	(22)	—	—	(179,086)	—	(179,086)	—	—	(9,803)	—	(9,803)

Cash flows from financing activities:
Proceeds from issuance of debt	—	—	—	—	—	126,951	—	—	126,951	—	—	—	—	—
Debt issuance costs	—	—	—	—	—	(6,236)	—	—	(6,236)	—	—	—	—	—
Repayments under revolving credit facility	—	—	—	—	—	—	—	—	—	—	(3,900)	—	—	(3,900)
Repayments under term loan facility	—	—	—	—	—	—	—	—	—	—	(1,250)	—	—	(1,250)
Proceeds from issuance of warrants	—	—	—	—	379	—	—	—	379	—	—	—	—	—
Proceeds from issuance of common stock, net of offering costs	1,150	—	—	1,150	13,488	—	—	—	13,488	—	—	—	—	—
Proceeds from issuance of preferred stock, net of offering costs	—	—	—	—	50,185	—	—	—	50,185	—	—	—	—	—
Decrease (increase) in intercompany receivables, net	(970)	970	—	—	(64,336)	(117,384)	181,720	—	—	(128)	15,685	(15,557)	—	—
Payments on management notes receivable	18	—	—	18	272	—	—	—	272	119	—	—	—	119

Net cash provided by (used in) financing activities	198	970	—	1,168	(12)	3,331	181,720	—	185,039	(9)	10,535	(15,557)	—	(5,031)

Net increase (decrease) in cash and cash equivalents	—	463	—	463	—	27	3,404	—	3,431	—	2,083	(2,603)	—	(520)
Cash and cash equivalents, beginning of period	—	—	—	—	—	463	—	—	463	—	490	3,404	—	3,894

Cash and cash equivalents, end of period	$—	$463	$—	$463	$—	$490	$3,404	$—	$3,894	$—	$2,573	$801	$—	$3,374

16.    Unaudited Pro Forma Financial Information

        On October 16, 2003 the Company consummated its initial public offering. The net proceeds, after deducting the underwriting discount and commissions and estimated offering expenses, from the sale of 5,750,000 shares of common stock, at the initial public offering price of $17.00 per share, are estimated to be approximately $89.1 million. The Company used a portion of the net proceeds from the initial public offering together with the proceeds of $908,000 from the required repayment of certain management notes receivable to exercise its right of first refusal to purchase for $27.0 million all of the outstanding shares of the Class B Preferred Stock. The Company also plans to use a portion of the net proceeds to redeem $43.8 million in aggregate principal amount of outstanding notes for approximately $47.7 million, or 109% of the aggregate principal amount of the notes being redeemed. The foregoing amounts assume the sale of the notes, and the initial public offering were completed on June 30, 2003. The actual amount required to redeem approximately $43.8 million in aggregate principal amount of the notes will be affected by the amount of interest accrued and unpaid from the date of issuance to the date of redemption.

        The unaudited pro forma as adjusted balance sheet information as of June 30, 2003 is being presented to show:

  •
  The sale of the Notes and the related exchange offer;

  •
  The application of the estimated net proceeds from the sale of the Notes of $121.3 million together with cash on hand of approximately $2.8 million to repay $44.0 million of outstanding indebtedness under the Subordinated Bridge Note plus accrued interest of $18,000, to repay $78.8 million of outstanding indebtedness under the Term Loan plus accrued interest of $85,000 and to pay the financing costs related to the 2003 Credit Facility and the exchange offer;

  •
  The write-off of approximately $4.4 million of deferred financing costs and debt discounts and the related tax benefit of approximately $1.7 million attributable to the Subordinated Bridge Note repaid and the Term Loan repaid and the termination of the Revolving Credit Facility;

  •
  The sale of 5,750,000 shares of common stock in the initial public offering at the initial public offering price of $17.00 per share, to the extent the proceeds are used to redeem Notes and to purchase the outstanding shares of the Class B Preferred Stock;

  •
  The required repayment by management and other employees of $908,000 of promissory notes immediately prior to the completion of the initial public offering;

  •
  The application of a portion of the net proceeds from the initial public offering, after deducting the underwriting discount and commissions and estimated offering expenses, together with the proceeds of $908,000 from certain management notes receivable to redeem $43.8 million in aggregate principal amount of the Notes for approximately $47.7 million and to purchase for $27.0 million all of the outstanding shares of the Class B Preferred Stock;

  •
  The recognition of a charge of approximately $3.9 million and the related tax benefit of approximately $1.5 million attributable to the premium paid to redeem approximately $43.8 million in aggregate principal amount of the Notes;

  •
  The write-off of approximately $1.9 million of deferred financing costs and the related tax benefit of $730,000 attributable to the Notes redeemed with a portion of the proceeds from the initial public offering;

  •
  The conversion of the Class A Preferred Stock, including accrued dividends as of June 30, 2003, into 3,740,575 shares of common stock upon completion of the initial public offering, at the initial public offering price of $17.00 per share;

  •
  The recognition of a beneficial conversion feature recorded as a deemed dividend of approximately $11.2 million on the Class A Preferred Stock, upon conversion of the Class A Preferred Stock into common stock upon completion of the initial public offering; and

  •
  The recognition of stock-based compensation charges of approximately $10.1 million related to the Reserved Stock and $583,000 related to the Restricted Stock as a result of the accelerated vesting that occurred upon completion of the initial public offering at the initial public offering price of $17.00 per share.

        See "Unaudited Pro Forma Consolidated Financial Information" for a detailed discussion of the pro forma as adjusted balance sheet information and the related adjustments.

        The unaudited pro forma as adjusted balance sheet gives effect to each of these items as if they had occurred on June 30, 2003.

        The compensation charge for the Reserved Stock is computed as the product of the number of shares of Reserved Stock held by the Executives at the time of the initial public offering multiplied by the difference between the initial public offering price of $17.00 per share and the per share purchase price paid by the Executives for the Reserved Stock. The Restricted Stock has been accounted for as a variable award in which stock-based compensation is measured each reporting period based on the fair value of the Company's common stock at that date and attributed to expense based on the vesting of the award. The compensation charge for the Restricted Stock assumes full vesting at the time of the initial public offering and is computed based upon the initial public offering price of $17.00 per share.

REPORT OF INDEPENDENT AUDITORS

To DigitalNet Government Solutions, LLC:

        We have audited the accompanying consolidated balance sheets of DigitalNet Government Solutions, LLC, formerly Getronics Government Solutions, L.L.C. and subsidiaries, (the Company) as of December 31, 2001 and November 25, 2002, and the related consolidated statements of operations, member's equity, and cash flows for the years ended December 31, 2000 and 2001, and the period from January 1, 2002 to November 25, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DigitalNet Government Solutions, LLC as of December 31, 2001 and November 25, 2002, and the consolidated results of its operations and its cash flows for the years ended December 31, 2000 and 2001 and the period from January 1, 2002 to November 25, 2002, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets."

                      /s/ Ernst & Young LLP

McLean, Virginia
January 27, 2003

DIGITALNET GOVERNMENT SOLUTIONS, LLC

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND NOVEMBER 25, 2002

(DOLLARS IN THOUSANDS)

	December 31, 2001	November 25, 2002
Assets
Current assets:
Cash and cash equivalents	$6,035	$5,873
Accounts receivable (net of allowance for doubtful accounts of $3,452 and $3,454 at December 31, 2001 and November 25, 2002, respectively)	75,602	77,198
Inventory, net	6,704	6,781
Deferred income taxes	9,616	8,618
Other current assets	1,770	1,534

Total current assets	99,727	100,004
Property and equipment, net	13,055	18,720
Intangible assets, net	70,199	70,199
Deferred income taxes	6,874	7,633

Total assets	$189,855	$196,556

Liabilities and member's equity
Current liabilities:
Accounts payable	$3,989	$4,938
Accrued expenses	31,779	28,901
Accrued contract losses	11,462	6,665
Deferred revenues	5,771	3,344

Total current liabilities	53,001	43,848
Long-term liabilities	1,307	497
Minimum pension liability, net	8,874	—

Total liabilities	63,182	44,345

Commitments and contingencies
Member's equity:
Member's capital	69,561	69,561
Receivables from Getronics Parent, net	(41,068)	(55,808)
Accumulated other comprehensive loss	(13,465)	—
Accumulated earnings	111,645	138,458

Total member's equity	126,673	152,211

Total liabilities and member's equity	$189,855	$196,556

See accompanying notes.

DIGITALNET GOVERNMENT SOLUTIONS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001, AND THE PERIOD FROM
JANUARY 1, 2002 THROUGH NOVEMBER 25, 2002

(DOLLARS IN THOUSANDS)

			Period from January 1, 2002 through November 25, 2002
	Year ended December 31,
	2000	2001
Revenues	$361,818	$346,773	$333,910
Cost of revenues	313,028	277,087	262,389

Gross profit	48,790	69,686	71,521

Operating expenses:
Selling, general and administrative	44,534	36,671	30,407
Amortization of intangibles	5,378	4,239	—

Total operating expenses	49,912	40,910	30,407

Income (loss) from operations	(1,122)	28,776	41,114

Other income and (expense):
Interest income	7,603	4,852	1,960
Other expense	(6)	(806)	(16)

Total other income	7,597	4,046	1,944

Income before provision for income taxes	6,475	32,822	43,058
Provision for income taxes	4,617	14,547	16,245

Net income	$1,858	$18,275	$26,813

See accompanying notes.

DIGITALNET GOVERNMENT SOLUTIONS, LLC

CONSOLIDATED STATEMENTS OF MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001, AND THE PERIOD FROM
JANUARY 1, 2002 THROUGH NOVEMBER 25, 2002

(DOLLARS IN THOUSANDS)

	Member's Equity
	Member's Equity	Receivables from Getronics Parent, Net	Accumulated Other Comprehensive Loss	Accumulated Earnings	Total Member's Equity	Comprehensive Income (loss)
Balance, December 31, 1999	$67,031	$(19,746)	$—	$91,512	$138,797	$—
Capital contribution	2,530	—	—	—	2,530	—
Increase in receivables from Getronics Parent, net	—	(2,520)	—	—	(2,520)	—
Increase in minimum pension liability, net of deferred taxes of $1,574	—	—	(2,504)	—	(2,504)	(2,504)
Net income	—	—	—	1,858	1,858	1,858

Balance, December 31, 2000	$69,561	$(22,266)	$(2,504)	$93,370	$138,161	$(646)

Increase in receivables from Getronics Parent, net	—	(18,802)	—	—	(18,802)	—
Increase in minimum pension liability, net of deferred taxes of $6,891	—	—	(10,961)	—	(10,961)	(10,961)
Net income	—	—	—	18,275	18,275	18,275

Balance, December 31, 2001	$69,561	$(41,068)	$(13,465)	$111,645	$126,673	$7,314

Increase in receivables from Getronics Parent, net	—	(14,740)	—	—	(14,740)	—
Increase in minimum pension liability, net of deferred taxes of $5,636	—	—	(8,965)	—	(8,965)	(8,965)
Transfer of minimum pension liability to Getronics Parent	—	—	22,430	—	22,430	—
Net income	—	—	—	26,813	26,813	26,813

Balance, November 25, 2002	$69,561	$(55,808)	$—	$138,458	$152,211	$17,848

See accompanying notes.

DIGITALNET GOVERNMENT SOLUTIONS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001, AND THE PERIOD FROM
JANUARY 1, 2002 THROUGH NOVEMBER 25, 2002

(DOLLARS IN THOUSANDS)

			Period from January 1, 2002 through November 25, 2002
	Year ended December 31,
	2000	2001
Cash flows from operating activities
Net income	$1,858	$18,275	$26,813
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,039	8,243	7,835
Amortization of intangibles	5,378	4,239	—
Loss on disposal of assets	—	797	24
Deferred income taxes	(5,221)	4,058	239
Current tax provision payable to Getronics Parent	9,838	10,489	16,006
Provision for doubtful accounts	(1,880)	395	2
Intercompany interest income	(7,272)	(4,750)	(1,769)
Changes in assets and liabilities:
Accounts receivable	(1,196)	5,879	(1,598)
Inventory	(3,086)	(702)	(77)
Other assets	(2,104)	136	2,007
Accounts payable	7,631	(8,424)	949
Accrued expenses	13,470	(6,944)	(7,322)
Deferred revenues	(3,451)	803	(2,427)

Net cash provided by operating activities	20,004	32,494	40,682

Cash flows from investing activities
Capital expenditures	(10,453)	(6,824)	(13,693)
Proceeds from the sale of assets	86	56	169
Business acquisition payment	(3,500)	—	—

Net cash used in investing activities	(13,867)	(6,768)	(13,524)

Cash flows from financing activities
Advances to parent, net	(6,362)	(25,199)	(27,320)

Net cash used in financing activities	(6,362)	(25,199)	(27,320)

Increase (decrease) in cash and cash equivalents	(225)	527	(162)
Cash and cash equivalents at beginning of period	5,733	5,508	6,035

Cash and cash equivalents at end of period	$5,508	$6,035	$5,873

See accompanying notes.

DIGITALNET GOVERNMENT SOLUTIONS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND NOVEMBER 25, 2002

1. The Company

Business Description

        DigitalNet Government Solutions, LLC, formerly Getronics Government Solutions, L.L.C. (the Company) is a Delaware Limited Liability Company. On November 26, 2002, all of the Company's membership interests were purchased by DigitalNet Holdings, Inc. (DigitalNet) in exchange for cash and shares of DigitalNet preferred stock. Prior to this acquisition, Getronics Government Solutions, L.L.C., was a wholly owned subsidiary of GetronicsWang Co. LLC, (GetronicsWang) which was wholly owned by Getronics, NV (collectively referred to as the Getronics Parent).

        The Company is a provider of managed network services, information security solutions, and application development and integration services to U.S. defense intelligence and civilian federal government agencies. The Company's comprehensive information technology services and solutions allow federal government clients to outsource some or all of the activities related to the design, implementation, integration, management and security of their computer networks and systems. During each of the periods presented, substantially all of the Company's consolidated revenues were derived from contracts with the U.S. government, directly as a prime contractor or as a subcontractor.

2. Summary of Significant Accounting Policies and Practices

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of DigitalNet Government Solutions, LLC and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

        The Company recognizes revenue under its government contracts when a contract has been executed, the contract price is fixed and determinable, delivery of services or products has occurred, and collection of the contract price is considered probable and can be reasonably estimated. Revenue is earned under time-and-materials, fixed-price and cost-plus contracts. Deferred revenues represent payments received for goods and services not yet shipped or rendered to the customer. Contract costs are expensed as incurred.

        Revenues on time-and-materials contracts are recognized based on direct labor hours expended at contract billing rates, other billable direct costs and applicable indirect costs.

        Fixed-price contracts may include either a product delivery or specific service performance throughout a period. Revenue on fixed-price contracts that provide for the Company to render services throughout a period are recognized as earned according to contract terms as the service is provided. The majority of revenues on the Company's fixed-price service contracts relate to managed network service contracts in which customers receive a bundle of services often including management services, the use of the Company's hardware and software, network administration services and help desk support. For these contracts in which services are bundled and sold, the delivery of an individual service by itself does not represent the culmination of the earnings process. Customers pay the Company and the Company recognizes revenue based on fixed monthly prices often determined by the number of customer users. In other instances, the Company provides an individual customer with a number of different services that are generally documented through separately negotiated task orders that detail the services to be provided and the Company's compensation for these services. Services rendered under each task order represent a discrete earnings process and are not dependent on any other service or product sold by the Company. The Company sells its XTS, TEMPEST and Zone products to customers. Once delivered, these products do not require design, integration or implementation support for the Company's customers to receive immediate product functionality, accordingly. Revenues and associated contract costs are recognized upon product delivery and customer acceptance if required by contract.

        Under cost-plus contracts, the Company is reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. Revenues on cost-plus contracts are recognized as costs are incurred plus an estimate of applicable fees earned. The Company considers fixed fees under cost-plus contracts to be earned in proportion to the allowable costs incurred in performance of the contract, which generally corresponds to the timing of contractual billings. For cost-plus contracts that include performance based or fee incentives, the Company recognizes the portion of the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as the Company's prior award experience and communications with the customer regarding performance.

        The Company's contracts with agencies of the government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or annually throughout the contract consistent with the federal government's fiscal year. In evaluating the probability of funding for purposes of recognizing revenue and assessing collection of the contract price, the Company considers its previous experiences with its customers, communications with its customers regarding funding status, and the Company's knowledge of available funding for the contract or program. If funding is not considered probable, revenue recognition is deferred until realization is probable.

        Contract revenue recognition inherently involves estimation. From time to time, facts arise that require revisions to estimated total costs or expected revenues. The cumulative impact of any revisions to estimates and the full impact of anticipated losses on any type of contract are recognized in the period in which they become known.

        The allowability of certain costs under government contracts is subject to audit by the government. Certain indirect costs are charged to contracts using provisional or estimated indirect rates, which are subject to later revisions based on governmental audits of those costs. Management is of the opinion that costs subsequently disallowed, if any, would not be significant.

Significant Customers

        Revenues generated from contracts with the federal government or prime contractors doing business with the federal government accounted for substantially all of the Company's revenues for the years ending

December 31, 2000 and 2001, and for the period from January 1, 2002 through November 25, 2002. Revenues from contracts representing greater than 10 percent of revenues were as follows:

	Percent of Revenues
	Year ended December 31,
			Period from January 1, 2002 through November 25, 2002
	2000	2001
National Aeronautics and Space Administration (NASA) Consolidated Space Operations Contracts (CSOC)	19%	16%	13%
Immigration Naturalization Services (INS) Facilities Operation Support (FOS)	15	15	18

        The term of the Company's INS/FOS contract expired on November 30, 2002 and was not renewed by the customer. The Company's NASA CSOC contract base period expires on December 31, 2003 and the Company has been notified by its customer, the prime contractor, that the contract will not be renewed because NASA has decided not to renew the prime contractor's contract. See Note 8 for a further discussion of this contract.

Credit Risk

        The Company's assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable. Accounts receivable consist primarily of billed and unbilled amounts, including indirect cost rate variances, due from various agencies of the federal government or prime contractors doing business with the federal government. The Company historically has not experienced significant losses related to accounts receivable and therefore believes that credit risk related to accounts receivable is minimal. The Company maintains cash balances at financial institutions that may at times exceed federally insured limits. The Company maintains this cash at high credit quality institutions and, as a result, believes credit risk related to its cash is minimal.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Inventory

        Inventories consist of computer equipment and peripherals and are stated at the lower of cost or market where cost is determined primarily on the average costing method. Allowances for obsolete or slow-moving inventory are based on the Company's overall obsolescence experience and its assessment of future inventory requirements.

Property and Equipment

        Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, as follows:

Project assets	3-5 years or contract term, if shorter
Machinery and equipment	3-10 years
Leasehold improvements	6 years or lease term, if shorter

Intangible Assets

        Amortization of acquired intangible assets is recorded on a straight-line basis over their expected useful lives. The Company evaluates the useful lives assigned to intangible assets on a regular basis. Amortization periods (prior to January 1, 2002) are as follows:

Software license	5.5 years
Assembled workforce	10 years
Goodwill	15-25 years

Impairment of Long-Lived Assets

        During 2000 and 2001 long-lived assets, including property and equipment, goodwill and identifiable intangible assets to be held and used, were reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount should be addressed pursuant to Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Commencing January 1, 2002, the Company adopted the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets to assess impairment of its long-lived assets excluding goodwill as more fully described in "Impact of Recently Issued Accounting Standards." Beginning in the first quarter of fiscal year 2002, the Company's goodwill is subject to the impairment test requirements of SFAS No. 142. The impairment evaluation criteria of SFAS No. 144 are generally consistent with SFAS No. 121. Pursuant to these accounting standards, impairment is determined by comparing the carrying value of these long-lived assets to management's estimate of the future undiscounted cash flows expected to result from the use of the assets and eventual disposition. In the event impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset, which is generally determined by using quoted market prices or valuation techniques such as the discounted present value of expected future cash flows, appraisals, or other pricing models as appropriate. The Company believes that no impairment existed as of December 31, 2001 and November 25, 2002. In the event that there are changes in the planned use of the Company's long-term assets or its expected future undiscounted cash flows are reduced significantly, the Company's assessment of its ability to recover the carrying value of these assets under SFAS No. 144 would change.

Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, and accounts payable. In management's opinion, the carrying amounts of these financial instruments approximate their fair values at December 31, 2001 and November 25, 2002.

Income Taxes

        The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes, for financial reporting purposes. The Company is taxed as a single-member LLC and, therefore, for all periods presented, the Company was included in the consolidated federal return of Getronics Parent. The accompanying financial statements provide for income taxes as if the Company had been taxed as a separate C corporation. Income taxes are accounted for using an asset and liability approach that requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of net deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Receivable from Getronics Parent, Net

        Prior to its acquisition by DigitalNet, the Company transferred excess cash to Getronics Parent throughout the year. In addition, the Company incurred expenses for services provided by Getronics Parent on a fee for service basis. These services included payroll processing, insurance, legal support, tax and other miscellaneous services. The net cash transferred and amounts due for services is reflected as Receivables from Getronics Parent, net in the accompanying consolidated balance sheets (see Note 13 for further discussion of related party transactions).

Impact of Recently Issued Accounting Standards

        In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangible assets were evaluated against these new criteria with the result that certain intangible assets were reclassified into goodwill.

        SFAS No. 142 requires the use of the non-amortization approach to account for purchased goodwill and certain related intangibles. Under the non-amortization approach, goodwill and certain related intangibles are not amortized into results of operations, but instead are reviewed for impairment at least annually and written down and charged to operations only in the periods in which the recorded value of goodwill and certain related intangibles exceeds its fair value.

        The Company adopted the provision of SFAS No. 142 beginning January 1, 2002. The adoption of these accounting standards has resulted in a reclassification of the previously identified intangible asset, assembled workforce, into goodwill and the cessation of goodwill amortization commencing on January 1, 2002. The carrying values of assembled workforce and goodwill were $391,000 and $69.7 million, respectively, as of December 31, 2001. Amortization related to goodwill and assembled workforce was approximately $5.4 million and $4.2 million for the years ended December 31, 2000 and 2001, respectively.

        The Company completed the required impairment tests of goodwill that existed on January 1, 2002 and concluded that no impairment existed.

        A reconciliation of previously reported net income with the amounts adjusted for the exclusion of goodwill and assembled workforce amortization net of related income tax effect follows (dollars in thousands):

	Year ended December 31,
	2000	2001
Reported net income	$1,858	$18,275
Goodwill and assembled workforce amortization	5,378	4,239

Adjusted net income	$7,236	$22,514

        In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company will be required to implement SFAS No. 143 on January 1, 2003. The Company does not believe that adoption of this standard will have a material impact on its future earnings or results of operations or financial position.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, SFAS No. 64, Extinguishment of Debt Made to Satisfy Sinking Fund Requirements. Through this rescission, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. The Company does not believe SFAS No. 145 will have a material impact on its results of operation or financial position.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs of Exit or Disposal Activities. SFAS No. 146 nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This statement requires that an exit or disposal activity related cost be recognized when the liability is incurred instead of when an entity commits to an exit plan. The provisions of SFAS No. 146 are effective for financial transactions initiated after December 31, 2002. The Company does not believe SFAS No. 146 will have a material impact on its results of operation or financial position.

3.    Purchase of the Company by DigitalNet Holdings, Inc.

        On November 26, 2002, DigitalNet completed its acquisition of the Company from GetronicsWang Co. LLC for approximately $183.4 million in cash and 33,500 shares of DigitalNet Class B Preferred Stock. The cash consideration is subject to adjustment based upon a final determination of net working capital, depreciable assets and accrued contract losses, as defined, as of the date of acquisition. Immediately after the acquisition, Getronics Government Solutions, L.L.C. changed its name to DigitalNet Government Solutions, LLC.

4.    Accounts Receivable

        Accounts receivable consists of the following (dollars in thousands):

	December 31, 2001	November 25, 2002
Billed and currently billable accounts receivable	$71,855	$74,648
Unbilled accounts receivable	7,199	6,004
Allowance for doubtful accounts	(3,452)	(3,454)

Accounts receivable, net	$75,602	$77,198

        The amounts included in currently billable accounts receivable represent amounts which were billed in the subsequent reporting period. They are billings for services rendered prior to period-end that were billed once necessary billing data had been collected and an invoice produced. Unbilled accounts receivable represent amounts which are not yet billable based upon contract terms. At November 25, 2002, the unbilled accounts receivable relate primarily to accounts due under contracts that had not yet received formal government funding at year-end due to delayed appropriations bills. The Company is precluded from billing for its services until the government has formally funded the contract. Substantially all of the unbilled accounts receivable are expected to be billed and collected within 90 days of the balance sheet date.

5.    Property and Equipment

        Property and equipment consists of the following (dollars in thousands):

	December 31, 2001	November 25, 2002
Project assets	$16,530	$28,999
Machinery and equipment	10,902	11,057
Leasehold improvements	6,143	1,568
Accumulated depreciation	(20,520)	(22,904)

Property and equipment, net	$13,055	$18,720

6.    Intangible Assets

        Intangible assets consist of the following (dollars in thousands):

	December 31, 2001	November 25, 2002
Goodwill	$88,883	$89,719
Software license and other	7,076	7,076
Assembled workforce	836	—
Accumulated amortization	(26,596)	(26,596)

Intangible assets, net	$70,199	$70,199

        The Company recognized approximately $5,378 and $4,239 of amortization during the years ended December 31, 2000 and 2001. Because intangibles other than goodwill were fully amortized prior to 2002, and the Company ceased amortization of goodwill as of January 1, 2002 in accordance with SFAS No. 142, the Company recognized no amortization expense during the period ended November 25, 2002.

7.    Accrued Expenses

        Accrued expenses consist of the following (dollars in thousands):

	December 31, 2001	November 25, 2002
Accrued compensation and benefits	$9,329	$16,467
Accrued contract costs	14,742	6,716
Other	7,708	5,718

Accrued expenses	$31,779	$28,901

8.    Accrued Contract Losses

        In May 1999, the Company entered into a contract to design, install and operate a wide area network for NASA (the CSOC Contract). The contract had a base term extending through December 31, 2003 with renewal options. During 2000, the Company determined that it would incur a loss on this contract. Accordingly, the accompanying financial statements reflect the accrual of this estimated loss in 2000 based on management's estimate of contract revenues and direct contract costs for the remaining term of the contract.

        Accrued contract losses consist of the following (dollars in thousands):

	December 31, 2001	November 25, 2002
NASA CSOC	$10,252	$5,663
All other contracts	1,210	1,002

Accrued contract losses	$11,462	$6,665

9.    Income Taxes

        Deferred income tax assets/liabilities consist of the following (dollars in thousands):

	December 31, 2001	November 25, 2002
Allowance for bad debts	$1,332	$1,333
Contract reserves	4,424	2,573
Inventory reserves	817	832
Employee-related accruals	2,968	3,805
Warranty reserves and other	75	75

Current deferred tax asset	$9,616	$8,618

Intangible assets	$3,939	$3,452
Depreciable assets	2,851	2,433
Pension and postretirement benefits	(1,027)	—
Acquisition lease reserve and other	455	270
State income tax accrual	656	1,478

Noncurrent deferred tax asset	$6,874	$7,633

        The provision for income taxes consists of the following (dollars in thousands):

	Year ended December 31,
			Period from January 1, 2002 through November 25, 2002
	2000	2001
Current Federal	$8,983	$9,503	$14,482
Current State	855	986	1,524

	9,838	10,489	16,006

Deferred Federal	(4,735)	3,680	218
Deferred State	(486)	378	21

	(5,221)	4,058	239

	$4,617	$14,547	$16,245

        The following table presents the principal reasons for the difference between the Company's effective tax rate and the United States federal statutory income tax rate (dollars in thousands):

	Year ended December 31,
			Period from January 1, 2002 through November 25, 2002
	2000	2001
Income taxes at U.S. federal statutory income tax rate	$2,267	$11,488	$15,070
State and local income taxes, net of federal income tax effect	233	1,182	1,550
Amortization of intangibles, not deductible	2,071	1,636	—
Other	46	241	(375)

	$4,617	$14,547	$16,245

10.    Postretirement Benefits

Defined Contribution Benefit Plans

        Prior to its acquisition by DigitalNet on November 26, 2002, the Company participated in the Getronics Parent's defined contribution benefit plan, which covered substantially all employees of the Company. Contributions were generally based on fixed amounts of eligible compensation. The Company expensed $3.4 million, $3.3 million, and $3.3 million for the years ended December 31, 2000 and 2001, and for the period from January 1, 2002 through November 25, 2002, respectively, related to the plan. Immediately upon the acquisition by DigitalNet, the Company's participation in the plan ended.

Pension and Other Postretirement Benefit Plans

        Prior to its acquisition by DigitalNet on November 26, 2002, the Company had a frozen defined benefit pension plan. As a result, no increase in compensation was factored into participants' benefits subsequent to the date that the plan was frozen. The Company also had a post-retirement medical and life insurance plan for certain of its employees as a result of prior acquisitions. Immediately prior to its acquisition by DigitalNet, the Company transferred all liabilities and related assets associated with the frozen defined benefit pension plan and post-retirement medical and life insurance plans to Getronics Parent. This transfer is shown as pension plan liabilities transferred to Getronics Parent in the accompanying statement of member's equity.

        The benefit obligation, plan assets and funded status at December 31, 2001 consisted of the following (dollars in thousands):

	Pension	Other Post- Retirement
Benefit obligation	$(71,980)	$(2,366)
Plan assets	55,105	—

Funded status	(16,875)	(2,366)
Unrecognized net actuarial loss	21,466	464
Employer contributions (3 months)	—	251

Prepaid (accrued) benefit cost	$4,591	$(1,651)

Weighted-average assumption as of end of period:
Discount rate	7.25%	7.25%
Expected return on plan assets	9.00%	—

        Net pension and other post-retirement plan cost (benefit) consisted of the following (dollars in thousands):

	Year ended December 31, 2000		Year ended December 31, 2001		Period from January 1, 2002 through November 25, 2002
	Pension	Other Post- Retirement	Pension	Other Post- Retirement	Pension	Other Post- Retirement
Interest cost	$5,023	$190	$4,968	$154	$4,525	$108
Expected return on assets	(6,068)	—	(5,922)	—	(4,243)	—
Recognized actuarial loss	—	—	—	—	1,486	12

Net periodic cost (benefit)	$(1,045)	$190	$(954)	$154	$1,768	$120

        As of December 31, 2001 and November 25, 2002 the Company recorded a minimum pension liability of $21.9 million and $36.5 million, respectively, related to the accumulated benefit obligation in excess of the fair value of plan assets with related charges, net of deferred taxes, recorded as a component of "accumulated other comprehensive income."

11.    Commitments and Contingencies

Leases

        As of December 31, 2001, the Company has noncancelable operating leases, primarily for real estate, that expire over the next ten years. Rental expense and sublease income were $5.3 million and $2.3 million, respectively, for the year ended December 31, 2000, $7.4 million and $2.1 million, respectively, for the year ended December 31, 2001 and $7.1 million and $339,000, respectively, for the period from January 1, 2002 through November 25, 2002.

        Future minimum lease commitments on non-cancelable operating leases and subleases are as follows (dollars in thousands):

	Year ended December 31,
	2003	2004	2005	2006	2007	Thereafter
Future minimum lease commitments on non-cancelable leases	$5,244	$5,050	$4,868	$4,391	$3,182	$12,918
Future minimum noncancelable sublease income	380	155	—	—	—	—

        On July 7, 2000, the Company entered into a lease for its new headquarters. The term of the lease is 10 years commencing November 1, 2001. Concurrently, the Company established an irrevocable letter of credit in the amount of $2.0 million for the benefit of the landlord in lieu of a cash deposit.

Audit Review

        Substantially all payments to the Company on government cost reimbursable contracts are provisional payments which are subject to adjustment upon audit by the Defense Contract Audit Agency (DCAA). Getronics Government Solutions, L.L.C. incurred cost submissions have been completed through December 31, 2001 and have been audited through December 31, 2000. There are no outstanding incurred cost submissions or audits for any previously acquired entities (I-NET, Inc., J.G. Van Dyke & Associates). The 2001 incurred cost audit is not expected to result in a material adverse effect on the Company's financial position or results of operations.

Litigation and Claims

        The Company is periodically involved in disputes arising from normal business activities. In the opinion of management, resolution of these matters will not have a material adverse effect upon the financial position or future operating results of the Company, and adequate provision for any potential losses has been made in the accompanying consolidated financial statements.

        On February 2, 2002, the Company filed an action against Lockheed Martin Space Operations Company (Lockheed Martin) in connection with the NASA CSOC contract. The Company's complaint alleged multiple counts of breach of contract and other claims related to its subcontract with Lockheed Martin under the NASA CSOC program. In January 2003, the Company entered into a settlement agreement with Lockheed Martin that sets forth the amounts that Lockheed Martin has agreed to pay the Company for services previously performed and for future services under the NASA CSOC contract. The settlement agreement is subject to approval by NASA.

12. Other Balance Sheet Information

        The Company provides services under long-term contractual commitments whereby certain of its equipment is held for use by others. The cost of these assets is recovered through contractual billings. The net book value of assets held for use by others amounted to approximately $9.3 million and $15.6 million at December 31, 2001 and November 25, 2002, respectively.

13.    Related-Party Transactions

        As of December 31, 2001 and November 25, 2002, Receivables from Getronics Parent, net, amounting to $41.1 million and $55.8 million, respectively, have been reflected as a reduction in member's equity. During the year ended December 31, 2001 and the period from January 1, 2002 through November 25, 2002, the following transactions occurred between the Company and Getronics Parent (dollars in thousands):

	Year ended December 31, 2001	Period from January 1, 2002 through November 25, 2002
Receivable from the Parent, net—beginning of year	$22,266	$41,068
Cash transferred to the Parent, net	216,100	40,896
Payroll and fringe benefits funded by Parent	(182,800)	(8,848)
Services provided by the Parent	(3,100)	(4,828)
Release of German tax liability—transferred to Parent	(1,186)	—
Transfer of net receivables from Parent	(659)	1,771
Current income tax provision	(10,489)	(16,006)
Intercompany interest income from Parent (based on USD-LIBOR rate)	4,750	1,769
Other	(3,814)	(14)

	$41,068	$55,808

14.    Line of Credit

        On May 19, 2000 the Company entered into a credit facility with a financial institution that provided for a maximum borrowing capacity of $15 million until maturity on April 30, 2003. At December 31, 2001 and 2000, the Company had utilized approximately $2 million to support a letter of credit arrangement. Borrowings under the facility bore interest at the London Interbank Offered Rate, plus the applicable margin (as defined in the loan agreement). The facility contained financial covenants, including but not limited to tangible net worth coverage and required maintenance of specific billed accounts receivable levels and funded debt ratio percentage levels as defined in the loan agreement. The Company was not required to maintain compensating balances, however, it was required to pay a fee of 0.125% plus an applicable margin on the unused portion of the total facility. The Company did not have any borrowings on the credit facility as of December 31, 2001 or November 25, 2002. Concurrent with the Company's acquisition by DigitalNet, the $15 million credit facility was terminated.

$125,000,000

DigitalNet, Inc.

Offer to exchange all of our outstanding

9% Senior Notes due 2010

FOR

9% Senior Notes due 2010

Registered under the Securities Act of 1933

PROSPECTUS

November 24, 2003

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TABLE OF CONTENTS
SUMMARY
Our Competitive Advantages
The Exchange Offer
Summary Financial Data
Ratio of Earnings to Fixed Charges
Recent Developments
RISK FACTORS
FORWARD-LOOKING STATEMENTS
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
DigitalNet Holdings, Inc.
SELECTED CONSOLIDATED FINANCIAL DATA
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Unaudited Pro Forma Consolidated Statement of Operations For the Year Ended December 31, 2002 (dollars in thousands, except per share data)
Unaudited Pro Forma Consolidated Statement of Operations For the Six Months Ended June 30, 2002 (dollars in thousands, except per share data)
Unaudited Pro Forma Consolidated Statement of Operations For the Six Months Ended June 30, 2003 (dollars in thousands, except per share data)
Unaudited Pro Forma Consolidated Balance Sheet As of June 30, 2003 (Dollars in thousands)
DigitalNet Holdings, Inc. Notes to Unaudited Pro Forma Consolidated Financial Statements
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
GOVERNMENT CONTRACTING AND REGULATORY PROCESS
MANAGEMENT
Summary Compensation Table
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF NOTES
UNITED STATES FEDERAL TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
MARKET, RELATIVE POSITION AND OTHER SIMILAR DATA
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
DIGITALNET HOLDINGS, INC. CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2002, JUNE 30, 2003 (UNAUDITED) AND PRO FORMA AS OF JUNE 30, 2003 (UNAUDITED) (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
DIGITALNET HOLDINGS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE PERIOD FROM SEPTEMBER 7, 2001 (INCEPTION) THROUGH DECEMBER 31, 2001, THE YEAR ENDED DECEMBER 31, 2002 AND THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003 (UNAUDITED) (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
DIGITALNET HOLDINGS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM SEPTEMBER 7, 2001 (INCEPTION) THROUGH DECEMBER 31, 2001, THE YEAR ENDED DECEMBER 31, 2002 AND THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003 (UNAUDITED) (DOLLARS IN THOUSANDS)
DIGITALNET HOLDINGS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 AND JUNE 30, 2003 (UNAUDITED)
REPORT OF INDEPENDENT AUDITORS
DIGITALNET GOVERNMENT SOLUTIONS, LLC CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND NOVEMBER 25, 2002 (DOLLARS IN THOUSANDS)
DIGITALNET GOVERNMENT SOLUTIONS, LLC CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001, AND THE PERIOD FROM JANUARY 1, 2002 THROUGH NOVEMBER 25, 2002 (DOLLARS IN THOUSANDS)
DIGITALNET GOVERNMENT SOLUTIONS, LLC CONSOLIDATED STATEMENTS OF MEMBER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001, AND THE PERIOD FROM JANUARY 1, 2002 THROUGH NOVEMBER 25, 2002 (DOLLARS IN THOUSANDS)
DIGITALNET GOVERNMENT SOLUTIONS, LLC CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001, AND THE PERIOD FROM JANUARY 1, 2002 THROUGH NOVEMBER 25, 2002 (DOLLARS IN THOUSANDS)
DIGITALNET GOVERNMENT SOLUTIONS, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND NOVEMBER 25, 2002